
08058038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2008

Commission File Number:
1-14251

SAP AG
(Exact name of registrant as specified in its charter)

SAP CORPORATION

Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [X] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG
(Registrant)



By: ______________________
Name: Prof. Dr. Henning Kagermann
Title: CEO and Chairman



By: ______________________
Name: Dr. Werner Brandt
Title: CFO

Date: September 17, 2008

EXHIBITS

Exhibit No.	Exhibit
99.1	SAP Annual Report 2007

SAP ANNUAL REPORT 2007

INNOVATION AT THE SPEED OF YOUR BUSINESS

THE BEST-RUN BUSINESSES RUN SAP™


SAP

Total Revenue
€ millions | change since previous year



7,025
-5%
7,514
+7%
8,509
+13%
9,393
+10%
10,242
+9%
10,000
7,500
5,000
2,500
0
2003
2004
2005
2006
2007

Software and Software-Related Service Revenue
€ millions | change since previous year



4,716
0%
5,184
+10%
5,955
+15%
6,596
+11%
7,427
+13%
6,000
4,500
3,000
1,500
0
2003
2004
2005
2006
2007

Operating Income
€ millions | change since previous year



1,724
+6%
2,018
+17%
2,337
+16%
2,578
+10%
2,732
+6%
2,400
1,800
1,200
600
0
2003
2004
2005
2006
2007

Operating Margin
Percent | change since previous year in percentage points



24.5
+2.6%
26.9
+2.4%
27.5
+0.6%
27.4
-0.1%
26.7
-0.7%
24
18
12
6
0
2003
2004
2005
2006
2007

Revenue Breakdown by Sales Destination
€ millions | percent | change since previous year



USA 2,706
26% | +4%
Germany 2,004
20% | +5%
Rest of Americas 871
9% | +12%
Rest of EMEA 3,386
33% | +13%
Rest of Asia Pacific Japan 828
8% | +22%
Japan 447
4% | +4%

Net Income
€ millions | change since previous year



1,077
+112%
1,311
+22%
1,496
+14%
1,871
+25%
1,919
+3%
1,600
1,200
800
400
0
2003
2004
2005
2006
2007

FINANCIAL SUMMARY
FACTS AND FIGURES (U.S. GAAP)

SAP Share in Comparison with the DAX®, the Dow Jones EURO STOXX 50®, and the GSTI® Software Index
December 29, 2006 to February 29, 2008 | percent



SAP Share (Xetra®)
DAX 30 Performance Index (Xetra)
Dow Jones EURO STOXX 50® – Price Index
Goldman Sachs GSTI Software Index – Price Index
125
120
115
110
105
100
95
90
85
80
75
70
01
02
03
04
05
06
07
08
09
10
11
12
01
02

Core Enterprise Applications Vendor Share[1)]
Percent | change since previous year in percentage points



Rest of market 51.9
-5.7%
SAP 28.4
+4%
Oracle 16.5
+1.4%
Microsoft 3.3
+0.4%

[1)] Based on worldwide software and software-related services revenues on a rolling four-quarter basis, for Microsoft and Oracle business solutions only

Revenue Breakdown by Type of Activity
€ millions | percent | change since previous year | constant-currency change since previous year



Training 410
4% | +7% | +11%
Consulting 2,221
22% | -1% | +2%
Other service 113
1% | +18% | +23%
Other 71
1% | +3% | +7%
Software 3,407
33% | +13% | +18%
Subscription and other software-related service 182
2% | +41% | +46%
Support 3,838
37% | +11% | +15%

OUR ROAD MAP TO THE FUTURE

Innovation is no longer the exclusive realm of the research and development lab. Today, it's the responsibility of every person in every organization – every business day.

SAP fosters innovation at the speed of today's fast-moving business environment. From technology platforms that allow applications to be customized "on the fly," to comprehensive support services, to the world's most complete family of solutions for businesses of all sizes, we provide the tools that enable customers to stay one step ahead of relentless change while helping individual users work more productively. What's more, we deliver these tools with the added value of unparalleled expertise in more than 25 distinct industries, and the support of the world's largest partner ecosystem.

This unique combination has helped SAP become the world's enterprise software leader, with 43,800 employees in more than 50 countries, and over 46,100 customers worldwide.

SAP continues to accelerate the pace of change, through new technology platforms, new applications, and new best practices, to serve an ever-expanding universe of customers, industry categories, and business roles. Because innovation and responsiveness are what our business is all about.

Financial Summary

CONTENTS






Vision and Values
Letter to the Shareholders 002
Executive Board 004
Strategy 006
Investor Relations 008
Corporate Citizenship 012

Opportunities and Growth
Product Portfolio 016
Large Enterprises 017
A Platform for Innovation 019
Small Businesses and Midsize Companies 021
Solutions for the Business User 025

Talents and Innovation
Employees 030
Research and Development 033
Ecosystem 036

Transparency and Integrity
Corporate Governance Report 040
Report of the Supervisory Board 047
Compensation Report 056

Financial Information
Independent Auditor's Report 074
Review of SAP Group Operations 075
Consolidated Financial Statements 125
Notes to Consolidated Financial Statements 131
Financial Statements of SAP AG - Short Version 203
Five-Year Summary 204

Financial Calendar 207
Addresses and Publications for Shareholders 208
Publication Details 209

LETTER TO THE SHAREHOLDERS
GROWTH THROUGH INNOVATION

Dear shareholders, customers, partners, and colleagues,

SAP experienced an outstandingly dynamic year in 2007. We introduced an entirely new solution for small businesses and midsize companies and carried out the largest acquisition in our history. As these two milestones illustrate, we are moving forward and setting the course for the future. At the same time, our innovations in our product and business models successfully enhanced our core business, enabling us to achieve excellent results for the year: SAP generated revenue in excess of €10 billion for the first time. On a constant currency basis, our growth was the strongest for seven years, with an operating margin at the upper limit of our guidance. With 8,100 new customers, we increased our market share by another four percentage points.

So was it a successful year all round? Unfortunately not. As an SAP shareholder, you cannot be satisfied with the development of our share price. Neither are we. Nevertheless, you invested in SAP or decided to hold true to your investment. For that, I would like to thank you on behalf of the SAP Executive Board and our employees. We strongly believe that you have made a good decision. We also believe that we, too, have made good decisions that justify the trust you have shown in us.

Strong Growth from Inside

We continued to pursue our strategy of organic growth in 2007, increasing software and software-related service revenue by 17% on a constant-currency basis. This result significantly exceeds our forecast. It is an excellent bill of health for our core business, which remains very profitable. The results were slightly hampered by the additional investments announced in early 2007 for SAP Business ByDesign. We are convinced, however, that these short-term investments will reward us with medium- to long-term benefits.

SAP Business ByDesign completes our offering for small business and midsize companies. We are already market leaders in that area, and have been since 2005, with our products SAP Business All-in-One and SAP Business One. With SAP Business ByDesign, a newly developed product with a new business model, SAP has entered the on-demand market. Unlike the on-demand products from other vendors, however, SAP Business ByDesign supports all business processes that customers require. Our portfolio now encompasses solutions for enterprises of all sizes and in all industries. Our industry expertise in particular is one of SAP's key strengths.

Co-innovation within a network of partners is essential in the software industry. Working with our partners to gain new know-how and generate fresh ideas enables SAP to stay decisively ahead of the competition. We are therefore enhancing our own research and development organization with many other centers of innovation, ranging from select universities (including our University Alliance program), industry forums and online communities to the Co-Innovation Lab opened in Palo Alto, California, in mid-2007.

Secure Innovations for our Customers

Because of our uncompromising commitment to fulfilling our customers' requirements and our innovation leadership, we can continually provide the right products to add value and create competitive advantages for our customers. This illustrates the changed role of enterprise software: Whereas efficiency and cost reduction were once the primary concern, today's enterprise software increasingly focuses on providing new ways to add value and differentiate companies from the global competition. This shift is enabled by a business process platform based on our enterprise service-oriented architecture (enterprise SOA). With this platform, it is much easier for companies to implement process improvements and new business models.

In 2004, we drew out a road map to establish enterprise SOA – a task we have now completed with the release of SAP ERP 6.0. The more than 5,100 customers using enterprise SOA in production at the end of 2007 are the strongest evidence for the success of this innovation strategy for SAP Business Suite, complemented by the

29,000 live installations of SAP NetWeaver. For our customers, this spells greater agility and productivity, but also ensures significantly easier implementations of future innovations. Instead of having to carry out complex upgrade projects, customers can now choose new functions and implement them using SAP enhancement packages. This form of delivery adds new capabilities to customers' software without the risks to system stability that were inherent with traditional upgrades.

In December, the latest release of our customer relationship management (CRM) application, SAP CRM 7.0, part of SAP Business Suite, was received with great excitement. Our developers successfully united new functions with significantly improved usability. The user interface is based on Internet technology and also works on mobile devices. As this combination of usability, functionality, and flexibility is still a rarity in the world of enterprise applications, the demand for SAP CRM 7.0 is understandably very high.

Further Growth Opportunities

In light of these immense innovations, you way wonder why SAP looked beyond its strategy of acquiring small, specialized software vendors and also carried out large acquisitions in 2007. The answer is simple: When there is a market segment with excellent potential for growth and which complements SAP's portfolio, but where other vendors have already established their presence, it can make sense for SAP to increase its own growth in that area with one strategic move.

With the completed acquisition of Business Objects S.A., we leapt straight to the top of the business user market. This market covers personnel from all levels of a company – from employees to the executive board – who rely on business data and real-time analyses for their day-to-day jobs. As the market leader in its field, Business Objects offers an ideal addition to our own products. Because we can now offer all software for quickly and easily conducting analyses, supporting decision-makers, and adapting business processes, we have created competitive advantages for both our customers and for SAP.

Nevertheless, the markets have reacted hesitantly to the acquisition, much as they did to the new business model for SAP Business ByDesign. Indeed, we still have to prove that we will be successful in each of these new areas. However, SAP has often proved that it can turn ambitious plans into reality; establishing enterprise SOA is a recent example of such a success. I am therefore convinced that the share price will again come to reflect our continued success. Our operating income is in excellent condition and our ambitious growth strategy offers superb potential with promise of impressive increases in both the revenue and the margin.

As always, we will need outstanding employees in order to fulfill this promise. We strive to be an attractive employer worldwide and to be a magnet for the best talent. In 2007, we were able to secure the services of nearly 4,700 employees, all of whom will do their part to further enhance our company's performance. We are pleased that SAP's headquarters in Germany was once again acknowledged as Germany's best employer and that our social commitment was applauded worldwide.

The story of SAP's success owes not only to the ingeniousness of its founders and the performance of all its employees, but also to our business partners and customers. Their united efforts are the foundation for creating lasting value for our shareholders.

For this, I want to thank you all.

Sincerely,



Henning Kagermann
Chairman and CEO, SAP AG

EXECUTIVE BOARD
COMMITTED TO THE SUCCESS OF OUR CUSTOMERS



leadership

Henning Kagermann
Chief Executive Officer

Henning Kagermann joined SAP in 1982 and has been a member of the Executive Board since 1991. As chairman of the Executive Board and CEO, he has overall responsibility for SAP's strategy and business development, and also oversees the areas of product development for large enterprises, global communications, internal audit, and top talent management.



customers

Léo Apotheker
Deputy Chief Executive Officer

Léo Apotheker joined SAP in 1988 and has been a member of the Executive Board and president of global Customer Solutions & Operations since 2002. In his role, he is responsible for all of SAP's customer operations, including sales, consulting, education, marketing, and partner management. He was president of SAP EMEA (Europe, Middle East & Africa) from 1999 to 2002.



finance

Werner Brandt
Chief Financial Officer

Werner Brandt joined SAP in 2001 and has been a member of the SAP Executive Board and Chief Financial Officer since then. He is responsible for finance and administration, shared services, SAP Ventures, global intellectual property, and mergers and acquisitions.



people

Claus E. Heinrich
Labor Relations Director

Claus E. Heinrich joined SAP in 1987 and has been a member of the Executive Board since 1996. He is responsible for the areas of internal information technology (IT), the management of all SAP Labs worldwide, and internal business processes. Since 1998, he has served as the Executive Board member in charge of employee relations, and is therefore responsible for global human resources (HR) and labor relations at SAP.



service

Gerhard Oswald

Gerhard Oswald joined SAP in 1981 and has been a member of the Executive Board since 1996. He is responsible for the areas of global service and support, including active global support, managed services, business process outsourcing, quality governance and production, and ramp-up. He is also responsible for the service and support offerings relating to SAP Business ByDesign.



innovation

Peter Zencke

Peter Zencke joined SAP in 1984 and has been a member of the Executive Board since 1993. He is responsible for the development of SAP's application platform, based on the enterprise service-oriented architecture (enterprise SOA). In addition, he oversees the development of SAP Business ByDesign and SAP Business One. His responsibilities also include the coordination of SAP's global research activities.

STRATEGY FOR GROWTH
MARKET LEADER THROUGH INNOVATION

SAP's mission is to define and establish undisputed leadership in the emerging market for business process platforms, accelerate business innovation powered by IT for companies and industries worldwide, and thus contribute to global economic development on a grand scale.

As a leader in the global technology industry, SAP is well-positioned to help its customers achieve their goals for adaptability and profitable growth in a changing world. We plan to realize our own potential for continued growth – including our goal of expanding the addressable market to US$75 billion by 2010 – through the following strategies.

- Organic growth: We believe that organic growth will be our primary source of future revenues. Therefore, we continue to invest in the expansion of our portfolio by developing new products and adding functionality to existing applications.
- Co-innovation: We continue to expand our ecosystem, which includes partners, developers, and customers. By supporting the development of solutions based on the SAP NetWeaver technology platform, this ecosystem helps accelerate innovation, adds depth to our portfolios, and provides us with access to additional markets and customer segments.
- Smart acquisitions: We will make targeted strategic acquisitions that add specific technologies and capabilities to our broad solution offering.

Expanding our Traditional Core Business

Our traditional core customer base includes many large enterprises as well as larger midsize companies. Such companies use the SAP Business Suite applications or SAP Business All-in-One solutions to automate their business transactions, enabling better management and governance.

By continuing to develop applications for specific business requirements – such as customer relationship management or legal compliance, risk assessment, and control – we are helping our customers create more value. We are also delivering more data analysis and decision support solutions and are linking the structured information in SAP systems with unstructured information, helping our customers boost the productivity of their employees – and increasing the return our customers gain from their investment in SAP software.

Developing New Business with Smaller Midmarket Companies

We already provide SAP Business All-In-One solutions to larger midmarket customers as well as the SAP Business One application for small businesses. However, smaller midsize companies with 100 to 500 employees have distinctly different software needs.

To serve this segment, in 2007 we added the SAP Business ByDesign solution to our range of products. It is designed around four key principles: completeness, ease of use, adaptability, and significantly cutting TCO. Customers use SAP Business ByDesign on demand, so they can spend less time and effort on implementation than they would with traditional software. The on-demand approach also makes customers' IT spending more predictable. In addition, SAP Business ByDesign has built-in service and support, and customers can test it free of charge before they commit.

Key Markets, Regions, and Industries

In all of our lines of business, SAP continues to achieve outstanding gains in virtually all of the geographic areas in which we operate. In addition, we are making a special effort to increase our presence in several of the world's emerging economies, including Brazil, Russia, India, and China, which are experiencing economic growth at rates well above global averages.

We also continue to benefit from our highly specialized solutions designed expressly for more than 25 distinct industries. In 2007, SAP focused special attention on key strategic growth industries for the future, including banking, communications, retailing, and the public sector.

Strategy: Market Leader Through Innovation


Services
Engineering Software
Enterprise Application Software
SAP
Personal Productivity
Approx. US$32 billion
Industry Solutions
#1
SAP ERP, SAP CRM, SAP SCM, ...
Approx. US$75 billion
Solutions for Business User
#1
Solutions for SME
#1
Business Process Platform
Industry Solutions
#1
SAP Business Suite
2005
2010E

OPEN, TRANSPARENT COMMUNICATION

Our dialog with investors centered on the accelerated investment inconquering new markets with our SAP Business ByDesign solution for midsize companies. Despite SAP's impressive operating performance, the stock did not hold its premium, and hung stubbornly behind the market.

Subprime Worries Dampen Stock Market Spirits

Worldwide, the buoyant economy in the first half of 2007 put the stock markets in cheerful to exuberant spirits. However, the ructions following the U.S. subprime crisis midyear brought gloom everywhere. Commodity prices remained high, thoughts turned to recession in the United States, and the euro grew ever stronger: There was little to encourage optimism. Nonetheless, some markets in some places at least overcame the very worst. In many places, the trend was up again in the third and fourth quarters of 2007.

Shares in Germany put on an especially brave face: At the end of the year, the DAX checked out at 8,067. That was a 22.3% gain over the full year - the best performance by a European broad-base index. But it was still down on its 2007 peak of 8,152, reached on July 13. The Dow Jones EURO STOXX 50® index did less well, gaining just under 7% in 2007, while the Dow Jones STOXX 50® barely held its own, ending 0.4% down on the year. In New York, the Dow Jones Industrial Average gained 6%, but in Tokyo the Nikkei declined 11% in 2007. Leading international technology and telecommunications stocks tended to do well in comparison, reflected in a 16.9% increase in the GSTI Software Index over the year.

SAP Stock Falls Almost 12%

SAP stock could not keep up with the impressive DAX in 2007, ending on €35.53, or 11.75% below its €40.26 opening price for the year. It peaked at €42.27 at the beginning of the year, but the 2006 fourth-quarter preliminary results published in early January fell short of SAP's ambitious expectations. Our announcement that we planned to increase investment to build up a new business for our SAP Business ByDesign midmarket solution also weighed down the share price. Consequently, SAP stock declined to €33.37 by the end of March 2007.

Good news about SAP's business helped market sentiment improve again, and the stock closely followed the DAX until mid-September, when it reached €41.76. Then our announcement that we intended to buy French software maker Business Objects turned the tide again. Against a backdrop of an unchanged outlook for 2007, investors' fears about integration risks and possibly a fall in profitability pushed the stock into sustained retreat until late November 2007. Matters did not begin to look - slightly - better until December.

The total volume of SAP stock trades on the Frankfurt Xetra exchange was just below €90 billion in 2007, and the daily average was about €357 million. On the New York Stock Exchange, SAP American Depositary Receipts (ADRs) fared better than the stock in Europe. The price of the ADR tends to follow the European SAP stock price closely, and relative strength of the euro against the U.S. dollar - it gained almost 12% during the course of 2007 - mitigated the decline in the ADR price, which ended the year only 3.9% down at US$51.05. The market capitalization of SAP (the share price times the number of shares outstanding) declined to €44.3 billion at year-end in 2007 (2006: €51.0 billion).

Dividend Rises Again

SAP has paid a dividend every year since the stock was floated in 1988. At the Annual General Meeting of Shareholders, the Executive Board and the Supervisory Board will recommend a dividend for the 2007 fiscal year of €0.50 per share. This would correspond to an increase of €0.04 per share compared to the previous year, and the total distributed dividend would be €599 million. The dividend payout ratio (which here means total distributed dividend as a percentage of net income) would, as in the previous year, be approximately 30%, as indicated in our guidance.

Buy-Back Initiative Continues

In the course of 2007, we bought back 27.3 million shares for treasury at an average price of €36.85 (total cost €1 billion). For more information, see the Notes to Consolidated Financial Statements.

Key Facts About SAP Stock/SAP ADRs

Listings	
Germany	Berlin-Bremen, Frankfurt, Stuttgart
USA (ADRs)	New York Stock Exchange
IDs and symbols	
WKN/ISIN	716460/DE0007164600
NYSE (ADRs)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Quotron	SAGR.EU.
Indexes in %	**Weighting on Dec. 31, 2007**
DAX 30	3.96
Prime All Share	3.13
Dow Jones STOXX 50*	0.95
Dow Jones EURO STOXX 50*	1.36

Capital Stock Decreased

The Executive Board resolved on September 6, 2007, to decrease SAP's capital stock for the first time in our history, from €1,269,040,112 (represented by 1,269,040,112 no-par shares each with an attributable value of €1 in relation to the capital stock) to €1,246,040,112 (represented by 1,246,040,112 no-par shares each with an attributable value of €1 in relation to the capital stock). The decrease was achieved by canceling 23,000,000 treasury shares, corresponding to some 1.8% of the capital stock before this measure.

Free Float Increases Again

The proportion of our shares in free float increased again in 2007. Applying the definition accepted on the Frankfurt Stock Exchange, which counts treasury stock as included in the free float, it stood at 71.2% on February 29, 2008. Only 28.8% (2006: 30.2%) were still under the control of the three founders and their trusts and holding companies. U.S. institutions and individuals remained the next largest group of shareholders, with around 18.5% of total shares outstanding, followed by continental European institutions (11.3%) and institutions in the United Kingdom and Ireland 10.6%. German institutions held 10.0% and identified investors from the rest of the world held 1.9%. 15.0% were held by individuals or unidentified persons while 3.9% were held in treasury stock.

Employees Profit From Success

As in previous years, our employees and managers profited from our business success. For more information about our stock award programs, see the Notes to Consolidated Financial Statements.

Improved Communication With Investors

We always set ourselves the highest objectives for transparency and openness in our continuous dialogue with our shareholders. In more than 600 one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors' and analysts' inquiries about our business. We also held telephone conferences and analyst meetings when we published quarterly results. Investor presentations at the SAPPHIRE conferences in Atlanta and Vienna, as well as an SAP Investor Day in St. Leon-Rot, Germany, were other elements of our communication with the financial markets. Our focus topics in 2007 were enterprise SOA, SAP's growth strategy, solutions for small businesses and midsize companies - especially the SAP Business ByDesign on demand solution, but also business intelligence in relation to our acquisition of Business Objects – and our governance, risk, and compliance solutions.

Return on SAP Common Stock, WKN 716460/ISIN DE0007164600

Initial investment €10,000

Date of investment	Dec. 31, 1997	Dec. 31, 2002	Dec. 31, 2006
Period of investment	10 years	5 years	1 year
Value in € at close of 2007[1]	16,585	19,644	8,943
Average annual return in %	**5.2**	**14.5**	**- 10.6**
Performance comparators in %			
DAX 30 Performance - Total Return Index	6.7	22.8	22.3
REX General Bond - Total Return Index	4.8	3.5	2.5
S&P 500 Composite - Total Return Index	2.9	5.6	- 4.9
GSTI Software Index - Price Index	1.2	8.8	4.8

Return on SAP ADRs, 803054204 (CUSIP)

Initial investment US$10,000

Date of investment	Dec. 31, 2002	Dec. 31, 2006
Period of investment	5 years	1 year
Value (US$) at close of 2007[1]	27,066	9,714
Average annual return in %	**22.0**	**- 2.9**
Performance comparators in %		
S&P 500 Composite - Total Return Index	12.8	5.5

[1] Assuming all dividends were reinvested.
Source: Datastream

Improved Service for Individual Investors

We believe all of our investors are entitled to the same information, so all key events at which members of our Executive Board speak to financial analysts and institutions are broadcast live on the Internet, and we post the presentation materials on our site. We are also continuously adding to the wealth of information on our site about SAP and SAP stock. The quarterly SAP Investor magazine is one of the cornerstones of our service for individual investors. Others are the monthly e-mail newsletter, the shareholder hotline, and the e-mail contact at investor@sap.com. Our investor relations team presented information at stock exchanges and shareholder conventions in Germany and, most frequently, the United States. In the United States, we showcased SAP stock to individual investors at several investor conventions run by BetterInvesting (National Association of Investors Corporation) and also the American Association of Individual Investors (AAII), as well as at Money Show events. We also spoke with more brokers and financial advisors of financial institutions of all sizes and held quarterly "squawk box" telephone conferences for individual investors.

International Acclaim for Investor Relations Work

As in previous years, our investor relations earned praise in 2007. In the Thomson Extel survey, our team was judged top investor relations team among all European companies in the software and IT field.

As an active member of the German association for investor relations officers and consultants, DIRK, SAP worked for the development and recognition of the profession in Germany.

Cash Earnings According to DVFA/SG

€ millions	2007	2006
Net income	1,934	1,880
Minority interest	2	2
Net income plus minority interest	**1,936**	**1,882**
Depreciation and amortization	271	218
Depreciation and amortization reversals	- 2	- 4
Change in reserves and accrued liabilities	30	54
Change in deferred taxes	8	- 2
Other material no-cash expenses and income	- 1	- 45
Cash earnings according to DVFA/SG	**2,242**	**2,103**
Cash earnings per share according to DVFA/SG in €	**1.77**	**1.66**

COOPERATIVE SOLUTIONS TO GLOBAL CHALLENGES

In 2007, more than ever, companies were asked to cooperate on solutions to global challenges like climate change, demographic change or talent. More than ever, companies were observed on their performance in corporate social responsibility (CSR), which includes three areas: environment, society, and governance.

Stakeholder Dialogue

In order to meet those demands companies are expected to be open, transparent, and responsive to stakeholders. Therefore, SAP held its first CSR Expert Advisory Panel in Palo Alto. Customers, investors, and nongovernment organizations (NGOs) like Nestlé, Goldman Sachs, and the World Bank Institute examined SAP's CSR performance and discussed how SAP can support other companies to improve their CSR effort. The event gave SAP valuable insight in software solutions for CSR that our customers could use, while customers, partners, and NGOs encouraged SAP to continue to reinforce its engagement and better establish its presence in this area.

As a result of this productive session SAP is taking strong action to promote stakeholder input and dialog about our CSR efforts by opening up a CSR Key Performance Indicators (KPI) wiki in the online SAP Developer Network (SDN) and Business Process Expert communities. This open discussion forum gathers input from our most important stakeholders to define what issues the SAP community sees as important for CSR in the software sector in general and SAP in particular. This program will help SAP stay in-tune with and responsive to the concerns and expectations of our stakeholders and adapt our CSR programs accordingly, while also helping set standards for the industry. The wiki format easily allows every community member to join the discussion.

Citizenship Activities

In accordance with our Corporate Citizenship Guidelines, our social activities focused on education as well as on transparency and governance, and we continued our commitment to the UN Global Compact. SAP sustained its support for Transparency International (TI) as a corporate member of the German chapter and of the Steering Group on Business Principles. In this role, SAP helped to develop and to advise on the Business Principles edition for small businesses and midsize companies.

Educational Programs

In the area of education, the SAP University Alliances program supports almost 800 universities in developing the business and IT talent required for tomorrow's 21st century workforce. In 2007, the program established its presence in Eastern Europe with three educational institutes in Bulgaria and two universities in Romania becoming members. In the United States, the second-annual scholarship program awarded $10,000 to 10 students each at eight universities. In Singapore, the program successfully launched SAP Best Practices for ERP courses for seven universities and institutes with support from the Singapore Infocomm Development Authority (IDA).

Our commitment to make our expertise available to society not only starts at the university level. The international education program FIRST LEGO League is SAP's major volunteering initiative with SAP employees inspiring children and young people to get excited by science and technology. In 2007, more than 200 employees coached about 1,000 children in 28 countries on the topic of "Power Puzzle. Energy Resources - Meeting the Global Demand."

FTSE4Good

Dow Jones Sustainability Indexes Member 2007/08

Global Challenges Index

Employees' Commitment

Our employees also contributed in other ways to their communities:

- During the month of October more than 3,700 employees volunteered their time to improve the quality of life in the community in 11 countries in the Americas and Asia Pacific. Collectively, the 2007 "Month of Service" activity translates into 2,250 workdays of service, or nine years.
- In Europe, the volunteering programs further expanded, too: For example, twice a year, approximately 550 employees in the region around the headquarters and at the Business services center in Prague spent their weekend under the motto of "SAPlings" to support charitable organizations in their community. In fall, employees in Budapest followed suit.

World Food Programme

We continued our support for the United Nations World Food Programme's (WFP) "Food for Education" initiative through various programs. For example, SAP has set up the interactive Web site www.sapfeedingknowledge.com; on this site, we inform about our cooperation with WFP with the help of blogs, videos, and podcasts by WFP, and at the same time we encourage a discussion about how SAP could get engaged with WFP or other causes in general. We also ran a campaign on that site to reward employees' voluntary engagement and to inspire employees and our communities to contribute to the site: For every employee who volunteered inside or outside SAP, we gave €10 to WFP. Additionally, at SAP TechEd in Bangalore, SAP announced a new recognition scheme for contribution of the SAP Developer Network (SDN) and Business Process Expert communities. Beginning January 1, 2008, community member participation will be rewarded with a donation to the WFP's Food for Education.

Environmental Issues

What SAP's public stakeholders are most interested in is what SAP product and innovation can do to help society respond to the challenge of climate change. Recognizing this, SAP has developed a portfolio of innovative enterprise management, supply chain, and compliance solutions that are helping companies optimize their global operations and reduce their "carbon footprint." SAP's commitment to helping organizations effectively reduce their carbon footprint was also our motivation to join the Combat Climate Change (3C) initiative and to sign the UN Global Compact Statement "Caring for Climate". With regards to our own impact on the environment it is relatively low as a leading software company. Nevertheless, there is a strong internal commitment on reducing our low impact on the environment further with several measures on different sites (this includes for example waste, water, energy, and emissions).

"SAP has a unique opportunity to apply software products and services toward solving the complex social and environmental sustainability problems facing the world, and we welcome SAP's active involvement in doing so."

Cody Sisco, Manager, Advisory Services at Business for Social Responsibility

Recognition

Again, SAP's CSR performance has been recognized by the FTSE4Good and the Dow Jones Sustainability Index, where SAP now ranks best in the software industry. SAP is one of G100 most sustainable companies. The G100, initiated by Corporate Knights Inc., with research provider Innovest includes companies from 16 countries in different sectors that were evaluated according to how effectively they manage environmental, social, and governance risks and opportunities, relative to their industry peers. SAP is also one of only 50 companies included in the oekom Global Challenges Index because of our special commitment to fighting global corruption. The Global Challenges Index encompasses 50 corporations who take active responsibility for the future global development by making substantial and trendsetting contributions to the handling of these global challenges.

INVESTMENT, INTEGRATION, INNOVATION
BASF EXTENDS ITS INTEGRATED NETWORK CONCEPT TO IT

BASF is the world's leading chemical company. Its product portfolio ranges from chemicals, plastics, and agricultural products to oil and gas.
Headquartered in Ludwigshafen, Germany, the BASF Group employs some 95,000 people in 200 countries, and operates approximately 100 large and many smaller production sites.
In 2007, the BASF Group posted sales of nearly €58 billion.
Its association with SAP began in the mid-70s.

There is hardly an industry as diverse as the chemical industry, which is responsible for manufacturing thousands of different products. In Europe alone, there are some 35,000 chemical companies. The figure for the United States is similar. Taken together, the ten largest chemical companies command a market share of almost 20%.
And the industry is a dynamic one: New suppliers enter the market regularly; and acquisitions and divestments form part of a business model that chemical companies use to continuously optimize their product portfolios for profitable and sustainable growth.

BASF's strategy is to invest in existing fields of business and make targeted acquisitions. Essential to the process of efficiently integrating or divesting companies is BASF's IT system: A global, integrated and standardized system landscape based on SAP ERP. BASF operates its IT environment according to the same integrated network concept (known in German as a „Verbund") that it applies to its production facilities – and with notable success.

www.basf.com

Value Drivers

Strategic Goals

- Earn a premium on cost of capital
- Help customers to be more successful
- Form the best team in industry
- Ensure sustainable development

Challenges

- Integrate acquired businesses quickly and smoothly
- Create a flexible and scalable IT environment that makes it easy to integrate new acquisitions and to gain a foothold rapidly in new growth markets
- Harmonize BASF's global IT landscape
- Offer customers integrated solutions

Value Realization

Results

- Standardized processes worldwide thanks to standard software
- Greater efficiency through an integrated system landscape
- A system environment that is scalable for future growth
- Faster establishment of joint venture companies through software-based standard processes

SAP Solutions*

SAP ERP

SAP NetWeaver Business Intelligence

SAP Environment, Health & Safety

* As a long-established SAP customer, BASF runs a host of SAP solutions that are too numerous to list in full here.

PRODUCT PORTFOLIO
THE RIGHT SOLUTION FOR ANY COMPANY

Every day, our customers face new challenges, from globalization, to consolidation, to changing business models. By providing flexible solutions that incorporate the latest in global best practices, SAP helps customers adapt to these challenges – and innovate at the speed of their businesses.

SAP solutions empower users to work more productively and to make better-informed decisions. Our solutions enable and accelerate business innovation, and help customers stay ahead of the competition. In 2007, SAP continued to expand its portfolio to help our customers take advantage of:

- Flexibility: SAP solutions harness the SAP NetWeaver platform and enterprise service-oriented architecture (enterprise SOA) blueprint, enabling customers to deploy innovation at their own pace – without disruptive system upgrades.
- Business insights: We offer more than 100 analytics applications covering key areas such as financial management, human resources, customer relationships, and the supply chain.
- Industry-specific content: We offer comprehensive solutions that incorporate best practices for more than 25 industries, from banking and media to retailing and the public sector.
- Solutions for every enterprise: We offer solutions that are designed for organizations of every size, from the largest enterprises, to small businesses and midsize companies.

The SAP Product Portfolio


Large companies
> 2,500 employees
Midsize companies
< 2,500 employees
100 – 500 employees
Small companies
10 – 100 employees
SAP Business Suite
Harmonized user interface
Harmonized process models
One Enterprise Services Repository
One technology platform
US$30 billion

Our service-based product portfolio helps companies of any size transform their business networks.

LARGE ENTERPRISES
SOLID LEADERSHIP POSITION

No one knows large enterprises like SAP. For more than 35 years, we have built a reputation for delivering business software solutions that help large organizations operate more efficiently and effectively. Today, more than 80% of FORTUNE Global 500 enterprises use SAP products.

The World's Leading Business Software Family

The flagship of our large-enterprise offerings is SAP Business Suite. This powerful family of business applications allows companies to manage their entire value chains – from internal operations to external business partnerships – more efficiently and profitably. It is the world's most complete suite of software solutions, offering customers natively integrated, industry-specific business applications, all built on a common, standards-based platform.

The cornerstone of SAP Business Suite is the SAP ERP application, a world-class, integrated enterprise resource planning (ERP) software that addresses the core business software requirements of the most demanding midsize businesses and large organizations around the world – in all industries and sectors. SAP ERP includes four individual solutions that support key functional areas: SAP ERP Financials, SAP ERP Human Capital Management, SAP ERP Operations, and SAP ERP Corporate Services.

The other components of SAP Business Suite are:

- SAP Customer Relationship Management
  The SAP Customer Relationship Management (SAP CRM) application provides best-in-class functionality for marketing, sales, and service. In addition, SAP provides the only enterprise CRM solutions that offer the flexibility of on-premise implementation, Web-based "on-demand" CRM, and "hybrid" solutions that combine both. As our customers' business needs evolve, they can transition from one deployment option to another at any time, avoiding data losses or interruptions to productivity.

- SAP Product Lifecycle Management
  The SAP Product Lifecycle (SAP PLM) application provides an integrated, single source of all product-related information needed for collaborating with business partners and supporting processes – including product innovation, design and engineering, quality and maintenance management, and control of environmental issues.

- SAP Supplier Relationship Management
  The SAP Supplier Relationship Management application (SAP SRM) helps organizations manage their all-important vendor relationships, providing strategic value through sustainable cost savings, contract compliance, and quick time-to-value.

- SAP Supply Chain Management
  The SAP Supply Chain Management (SAP SCM) application helps organizations transform a linear supply chain into an adaptive supply chain network, in which communities of customer-centric, demand-driven companies share knowledge, intelligently adapt to changing market conditions, and proactively respond to shorter, less predictable life cycles.

Solutions for More Than 25 Industries

There is no such thing as a generic industry solution from SAP. Our solutions are currently available for more than 25 distinct industries, from aerospace and defense to wholesale distribution. Each industry solution portfolio delivers powerful, industry-specific functionality along with best practices learned through our experience with thousands of customers.

What's more, each is backed by a team of specialists who focus exclusively on that industry – and who frequently have worked in the industry prior to joining SAP. And each portfolio benefits from more than 35 years of feedback from the people who know their industries best: Our customers themselves.

The SAP Road Map for Large Enterprises

In today's competitive business environment, companies need to focus their attention and resources on the business challenges that matter most. Therefore, they want software solutions that keep core components stable, while still allowing continuous innovation. Over the past few years, SAP has responded to this growing need by adapting its release and maintenance strategy to deliver on two key objectives: Predictability, and innovation without disruption. This strategy is enabled by enterprise service-oriented architecture (enterprise SOA), which provides, through the SAP NetWeaver technology platform, new levels of flexibility for customers, and the capability for SAP to deliver new innovation to customers via enhancement packages.

This approach, unique to SAP, helps reduce the disruptive nature of software upgrades, and helps customers consume innovation while maintaining a stable, mission-critical core. SAP has also focused on providing a predictable release and maintenance road map, so customers can plan out their IT strategies looking forward several years. This road map represents a unique customer benefit, because SAP alone has stayed true to a course that it established in 2003, while our competitors have frequently changed course and fostered an environment of unpredictability. In 2008, SAP Business Suite moves to synchronized release timing, and will adopt the same strategy as SAP ERP.

World-Class Service and Support

Standing behind SAP's family of business applications is the global SAP Services organization, which helps our customers maximize their success through a combination of SAP experts, methodologies, tools, and certified partners – plus a comprehensive portfolio of service offerings. These offerings span all phases of a solution life cycle, from planning to building to running, so that customers can align their IT and business strategies, get their software up and running fast, and keep it operating at peak levels. SAP Services currently maintains a local presence in more than 50 countries, and comprises 77 training centers, six global support centers, and nine custom development centers in Europe, Asia, and the Americas. Its 6,000 service and support employees provide complete, 24/7 coverage of all industries, solutions, and life-cycle phases.

SAP Business Suite


Business Process Platform
Foundation
ERP
CRM
PLM
SCM
SRM
Enterprise
Services
Repository

NEW TECHNOLOGIES FOR A NEW WORLD

Today, our customers require innovation at a much faster pace. And, they need to continually adapt to emerging business trends – without sacrificing the productivity of current operations. SAP continues to listen closely to customers and deliver the solutions they need to run their businesses more efficiently and effectively.

Continuous Improvement Without Disruption

Two trends have begun to dominate the world of business: The accelerated speed of change and the need to differentiate through innovation. To address these trends, organizations large and small find that they must collaborate more effectively with their external business networks – which may include suppliers, customers, and business partners.

As they do, they rely on information technology to provide a flexible, adaptable and ever-evolving infrastructure that allows continuous improvement without disruption to core processes. This new generation of infrastructure has been part of SAP's road map since 2003. And in 2007, we continued to deliver on that road map with concrete solutions that help our customers compete in a rapidly-changing environment.

Enhancement Packages for SAP Business Suite

We continue to build on the successful release strategy of SAP ERP, in which the core remains stable while customers receive enhancement packages that offer regular innovation on top of the business process platform. These enhancement packages have now been introduced across the entire SAP Business Suite. And since the packages are optional, customers can choose new innovations and capabilities according to their needs.

This unique delivery model makes it simpler and faster for customers running SAP Business Suite applications to adopt new product functionality, industry-specific features, and enterprise services. It also shields customers from the complexity of multiple upgrades, and improves return on investment by providing a single, stable platform that enables them to consolidate their systems and reduce the number of separate instances that need to be maintained.

SAP Business Suite


Continuous Innovation
EHP
EHP
EHP
SAP Business Suite
ERP
CRM
PLM
SCM
SRM
SAP NetWeaver 7.0
STABLE CORE

Enhancement packages for the SAP Business Suite replace the traditional technique of improving and augmenting core processes supported by SAP ERP: Customers can now implement innovation from SAP when they need it and without major upgrade projects.

More importantly, our software delivery rhythm provides customers with long-term planning security by virtually eliminating the need to make any major changes to their core ERP systems for the next several years and offering them a reliable software enhancement process that alleviates disruption and minimizes costs.

Igniting Future Innovation

Enterprise SOA, the architecture on which SAP Business Suite is built, is the only platform that can deliver the level of stability and flexibility our customers need to empower the business network transformation and collaboration necessary to set themselves apart from the competition. In addition, it makes possible an infinite array of complementary solutions from the SAP ecosystem of hardware and software partners who build on our solid platform.

Just as we have done for the past 35 years, SAP will continue to innovate in the core products of SAP Business Suite, as well as in emerging solutions. Most importantly, we will continue to take what we have learned, share our knowledge and insight throughout our organization and business network, and work together to ignite future innovation.

Business Networks


SAP Business Suite
SAP Business All-in-One
SAP Business ByDesign
SAP Business All-in-One
Third Party

Companies are increasingly transforming their business networks of customers, employees, trading partners, and suppliers to leverage best thinking, optimize use of existing resources, stimulate co-innovation, accelerate product innovation, and gain significant competitive advantage. SAP helps customers understand and optimize their business processes in real time as they realign their business networks and leverage a strong IT infrastructure to support the interconnections of those networks. Enterprise SOA is a fundamental requirement to fully engage in business network transformation.

Business Processes: Source-to-Pay Process


Analyze
Source
Contract
Procure
Pay
Identify needs
Develop RFP
Identify supplier
Approve supplier
Create contract
Sign contract
Order items
Process IPO
Receive Invoice
Pay account

Enterprise services are reusable elements, for example, functions such as "credit card check" or "identify customer number" which can be used in a variety of processes. A business process consists of multiple steps that are supported by a variety of underlying applications, services, data, and technology infrastructure.

SMALL BUSINESS AND MIDSIZE COMPANIES
IN THE RIGHT PLACE AT THE RIGHT TIME

SAP has earned a reputation for providing highly sophisticated software to the world's largest companies and government agencies. But the fact is, more than two-thirds of our customers are small businesses and midsize companies – with sales of under US$1 billion.

Perhaps Our Biggest Opportunity Ever

The world of small businesses and midsize companies is so vast that its exact size is difficult to quantify. For example, government sources estimate that there are 25 million small businesses in the United States alone. And as the Internet and globalization continue to create strong demand among these businesses for world-class software, the small and midsize segment represents the greatest market opportunity in SAP's three-decade history.

With three product lines that address this opportunity, SAP has established itself as the one software company that truly understands small businesses and midsize companies – and has the solutions to prove it.

Helping Small Businesses Meet Big Challenges

Having worked with tens of thousands of small businesses and midsize companies worldwide, SAP understands the unique challenges of doing business in today's global economy. For example, today's small businesses and midsize companies must meet the same trade and security regulations as their larger counterparts. They must translate the same languages and currencies. They must adopt the same sophisticated processes for managing customer relationships, supplier relationships, and supply chains. They must network in the same manner with business partners worldwide. And while their current software requirements may be limited, they aspire to a level of growth that will mandate greater capabilities in the future.

The good news is, small businesses and midsize companies don't need to face these challenges with traditional "off-the-shelf" software that offers limited features and growth potential, or costly custom-designed applications. Because SAP has applied its unprecedented knowledge of global best practices, and its unparalleled experience, to create the world's broadest family of software for small businesses and midsize companies.

SAP's offerings for small businesses and midsize companies now comprise three families of solutions that are powerful and highly sophisticated – yet very easy to implement and use. And the entrepreneurial market has responded with characteristic enthusiasm.

SAP Business All-in-One

SAP Business All-in-One is the right solution for midsize companies with deep industry-specific needs. SAP Business All-in-One can be deployed on-premise or hosted by a partner, and is built on the SAP ERP application which has been specially packaged for quick implementation and use by midmarket companies. It provides deep industry functionality built on SAP Best Practices offerings, and is delivered through hundreds of qualified solutions from over 1,000 partners. Taking advantage of the highly structured, easy-to-adapt SAP Business All-in-One platform, these partners offer more than 600 highly specialized versions,

INGREDIENT FOR SUCCESS

FOODSPRINT: SAP BUSINESS ALL-IN-ONE SOLUTION AT A. LOACKER AG



Stricter compliance requirements, rising production costs and fierce international competition have prompted the food industry to seek integrated IT solutions to achieve greater efficiencies and savings. The cormeta FOODsprint solution, based on SAP Business All-in-One, is pre-configured with specific industry enhancements for rapid implementation and offers complete supply chain management and product tracing – from suppliers to store shelves.

For Italian wafer and chocolate specialty maker A. Loacker AG (Loacker), FOODsprint has been instrumental in helping the company manage complex business processes. With an annual turnover of €130 million, today Loacker is recognized throughout the world as an international brand, producing as many as 80 different wafer, patisserie, and chocolate specialties. To ensure on-time manufacturing logistics and accurate food safety regulation compliance, Loacker uses FOODsprint to control and monitor all aspects of the production process – from raw materials and semifinished goods to finished goods and packaging. The software automatically creates a batch number for goods receipt and uses it to track all production steps in the system.

The solution's sophisticated, IT-driven production processes support Loacker's thriving international business. From Mauritius, Dubai and Japan, to Canada and China, FOODsprint is helping Loacker stay top-of-shelf and top-of-mind throughout the world.

"SAP Business All-in-One has helped Loacker move along the path into a €130 million-per-year international brand."

Leonhard Hillebrand, CIO of A. Loacker AG

with features and functions designed for specific "micro-vertical" markets and specific geographic regions. SAP Business All-in-One is affordable and predictable, with rapid deployment through pre-configured business scenarios and deployment accelerators. Little wonder it is currently the choice of more than 10,000 customers in 50 countries.

www.sap.com/solutions/sme/businessallinone

SAP Business ByDesign

A highlight of 2007 was the September introduction of SAP Business ByDesign.

SAP Business ByDesign is the right solution for midsize companies who have 100 to 500 employees, who are focused on improving core business processes with a low cost of entry and a low total cost of ownership, and who are interested in an on-demand solution. SAP Business ByDesign combines the benefits of integrated, end-to-end business applications with the low risk and low total cost of ownership (TCO) of an on-demand solution.

SAP Business ByDesign helps midsize companies eliminate departmental silos, improve the efficiency and effectiveness of employees, increase proactive decision making, adapt to changes in their business, and gain control and visibility while keeping IT simple. SAP Business ByDesign is supported by a network of global and local partners that sell and service complementary solutions and provide on-demand content. This ensures that our customers have access to local solution providers who understand and can meet the needs of their specific businesses.

Fundamentally different from competitive midmarket solutions, SAP Business ByDesign is a game-changing business solution that drives faster time-to-value, drives easier consumption and helps minimize customers' overall IT costs dramatically by reducing the need for user training, hardware investments, service, support and IT staffing. The solution was built from the ground up on SAP NetWeaver, providing a future-proof platform for business that gives customers the flexibility to adapt business processes in order to address evolving market demands.

SAP Business ByDesign also represents an entirely new business model for SAP. In addition to leveraging our partner network, SAP Business ByDesign is sold directly to businesses through online advertising, print advertising, and direct-mail programs. And, prospects are invited to try, configure, and run SAP Business ByDesign before they buy. Through its features, its on-demand platform, and its marketing approach, SAP Business ByDesign allows SAP to reach customers who would not otherwise consider using enterprise software solutions.

www.sap.com/solutions/sme/businessbydesign

SAP Business One

SAP Business One is the right solution for small businesses, typically with fewer than 100 employees and 30 users that are looking for an affordable, single system to cover the core operations necessary to run and grow a successful business, including financials, sales, customers, and operations. SAP Business One can be deployed on-premise or hosted by a partner, typically in less than one month. The solution is sold exclusively through a global network of more than 1,300 certified, experienced partners who are dedicated to offering 24/7 support, with over 350 extensions from independent software vendors and more than 40 country versions.

At the end of August 2007, SAP Business One celebrated a landmark of 15,000 installations and customers. This significant number demonstrates that the affordable, easy-to-implement business management solution is meeting the needs of emerging and dynamically growing small businesses and midsize companies.

www.sap.com/solutions/sme/businessone

DELIVERING CHANGE ON DEMAND
SAP BUSINESS BYDESIGN AT COMPASS PHARMA SERVICES







Compass Pharma Services LLC (Compass) provides outsourced contract packaging, manufacturing and distribution services to many of the world's best-known pharmaceutical companies. The company has built a highly successful business model by responding quickly to short-run, just-in-time orders, and by providing customers with information visibility across their operations.

However, Compass lacked fully integrated systems and the ability to easily share data within the company as well as with their customers. Compass needed to rapidly implement a single, integrated business solution capable of streamlining its own internal operations while linking and sharing information across its customers' IT systems and, they needed to do it with minimal investment in IT infrastructure and personnel along with a highly predictable, low total cost of ownership.

SAP Business ByDesign proved to be the optimal solution for Compass. It was deployed quickly with minimal employee training and without the cost and complexity of expensive IT infrastructure. Now, Compass can streamline and automate its own business processes, as well as centralize its operational data with little or no intervention by IT personnel or outside consultants. And because Business ByDesign is a Web-based solution, the company can better serve its customers by easily linking their systems to manage their outsourced processes via the Internet. In addition, SAP Business ByDesign can be reconfigured and adapted with no disruption, allowing Compass to respond with lightening speed to fast changing customer demands and new market opportunities.

"SAP has done a tremendous job of translating our business requirements into an easy-to-digest business flow within SAP Business ByDesign – it's clear that SAP really took the time to understand how smaller businesses think and operate."

Kevin Flanagan, CEO, Compass Pharma Services LLC

SOLUTIONS FOR THE BUSINESS USER
ACHIEVING LEADERSHIP IN A GROWING CATEGORY

Leadership in the market for "business user" solutions is a key component of SAP's growth strategy. In 2007, we made important strides in the business user market, including the initation of our largest acquisition ever.

Providing the Tools for Better Decisions

The business user is a segment of the global workforce that has generally remained outside of the enterprise software mainstream. In their roles as decision makers, business users are generally not directly involved in more structured business processes such as customer relationship management or supply chain management – although their roles often involve the supervision and analysis of these processes. In most cases, they operate in a less structured environment, drawing on information resources as diverse as spreadsheets and Internet sites. However, their efforts can be enhanced by tools and applications designed to help organize and manage information to optimize everyday business activities and improve the way employees work.

In recent years, SAP has built a strong portfolio of solutions targeting the business user market, including advanced solutions for corporate performance management and governance, risk, and compliance. Revenues from our business user solutions grew by more than 120% in 2007, reflecting strong market demand across a wide range of industries.

Our solutions for this important market segment include:

- Governance, Risk, and Compliance (GRC)
  Effective governance, risk, and compliance processes have become a top priority for businesses of all sizes that want to increase stakeholders' trust and confidence. SAP solutions for GRC help ensure that customers have the proper controls in place to mitigate risk, achieve regulatory compliance, and execute their strategic goals.

- Enterprise Performance Management
  In today's increasingly global and competitive business environment, businesses need to plan faster and do more, with potentially less budget and resources. SAP solutions for enterprise performance management empower organizations to manage all financial and operational strategy, planning, budgeting, forecasting, reporting, and analytic requirements – in addition to profitability and cost optimization.

- Duet Software for Microsoft Office and SAP
  Originally announced in April 2005, Duet software enables seamless access to SAP business processes and data via Microsoft Office – revolutionizing how information workers interact with enterprise applications. Duet is the result of a groundbreaking collaboration between SAP and Microsoft, and is the first joint product created and supported by these two industry leaders. In April 2007, SAP and Microsoft announced that they have deepened their relationship and will jointly enhance Duet with additional business scenarios, platform capabilities and development tools.

- Project "Atlantic"
  In early 2008, SAP and IBM announced plans to deliver their first joint software product, code-named "Atlantic," that will integrate IBM Lotus Notes software with SAP Business Suite. The combined efforts will result in a new style of applications that present information and data in the context of users familiar with the Lotus Notes desktop. This will make it easier for users to move between Lotus Notes and SAP Business Suite applications, and will greatly enhance the return on investment that companies have made in their SAP solutions.

SAP Acquires Business Objects

In October, 2007, SAP announced its intention to acquire Business Objects S.A. (Business Objects), a pioneer in business intelligence (BI) and the world's leading BI software company. The acquisition, SAP's largest ever, was completed in February 2008.

The successful acquisition of Business Objects unites two of the technology industry's biggest brands with a shared vision to transform the way the world works by connecting people, information and businesses. From the start, SAP and Business Objects shared thousands of joint customers, highlighting the synergies that companies are already leveraging by combining the existing products from SAP and Business Objects. At the same time, each company serves thousands of customers who could benefit from the other company's solutions. For example, 30,000 SAP customers are not yet using Business Objects solutions, and approximately 60% of Business Objects customers do not currently use SAP software.

SAP and Business Objects quickly embarked on a road map to transform their wide lead in the market of software for business users into leadership in the emerging market for business performance optimization – which helps organizations see and respond to business events in real time. As a first indication of the successful pace of the companies' integration, SAP and Business Objects also announced an initial slate of nine joint product offerings, enabling deep, operational intelligence to improve business performance for customers in multiple industries worldwide.

Immediate Leadership

The acquisition of Business Objects complements SAP's existing growth strategy, granting immediate leadership in the market for business user solutions. And, it allows SAP to reach new customers and expand its footprint in existing accounts. Growth in the business user segment is driven by three major trends: First, companies need to make decisions more effectively based on a broader array of data sources from both inside and outside the enterprise, and from structured and unstructured sources.

Second, today's business users need better tools and applications that go beyond individual views to support collaborative decision-making. Third, companies are seeking competitive advantage by extending beyond their businesses to create and manage business networks with partners, suppliers and customers. And these trends are precisely what we are focusing on: Building new applications to help business users, teams, and companies better collaborate through networks.

SAP Business Objects



User-created documents
files, spreadsheets, ...
Mashups
Social networks
Facebook, Xing, LinkedIn, ...
Real-time communication
mobile, IM, telepresence, ...
Headquarters
Supplier
Performance optimization applications
Unified information
Contextual collaboration
Business network enablement
Business intelligence platform
THOMSON
D&B
Cloud data
Business applications and structured data
Unstructured data
Adobe, IBM Lotus Notes, Microsoft Office, ...

Our vision is to help teams optimize business performance by connecting people, information, and businesses across the business network, regardless of the underlying business applications or data stores.

CFE MEXICO STRENGTHENS INTERNATIONAL FOOTPRINT
SAP ERP BOOSTS CHANGE AND INNOVATION

CFE is Mexico's government-owned electric utility.
Headquartered in Mexico City, CFE is one of the largest employers in the country.
The utility generates, transmits, and distributes 95% of Mexico's electricity with 177 generation plants, 141,688 MVA transformation capacity, and 25.3 million customers.
For the fiscal year ending December 31, 2007, CFE reported net sales of $225 billion Mexican pesos (€15 billion).
CFE has been an SAP customer since 1998.

New needs have prompted the country's government-owned electric utility to increase production capacity by 35% over the next 10 years. At the same time, CFE is realizing new revenue streams by opening its 26,411-km (16,415 miles) fiber-optic network to other telecommunications providers.

Growth on this scale requires a sophisticated, robust set of IT solutions and services. To meet these new challenges, CFE needed an IT system that could help it manage both growing complexity and stiffer competition. To prepare the company's financial IT division to operate optimally within this new environment, CFE chose the SAP MaxAttention support option to upgrade to SAP ERP.

The new solution is helping CFE to better integrate financials, purchasing, plant maintenance, and logistics processes in accordance with best practices. With SAP ERP, CFE is able to support new business opportunities and to pursue innovation with increased transparency across financials, materials management, and plant maintenance.

www.cfe.gob.mx/en/

Value Drivers

Strategic Goals

- Ensure supply of electrical power that supports Mexican industrial growth
- Improve productivity by optimizing the use of physical, commercial, and human resource infrastructures
- Operate according to international benchmarks in terms of productivity, competitiveness, and technology
- Provide outstanding customer service
- Continue and enhance the company's reputation for excellence, environmental stewardship, and strong customer focus

Key Challenges

- Improve overall IT security
- The need for more efficient processes
- Rising fuel and labor costs and the need for greater cost savings
- A life cycle that required greater transparency
- Centralize procurement
- Improve profitability

Value Realization

Results

- SAP ERP has helped CFE realize significant savings in hardware and in the total cost of ownership.
- The solution has given the electric utility complete transparency across its financials, materials management, and plant maintenance efforts.
- CFE has greatly reduced operational costs while enhancing its capacity to manage business growth.

SAP Solutions

SAP ERP Central Component 5.0

SAP GRC Access Control

SAP NetWeaver Business Intelligence 7.0

SAP-certified CFE Competence Center

ATTRACTING AND NURTURING TOP TALENT

SAP strives to employ the best people in the best working environment in the software industry. Our people, rich diversity, and cultural wealth are some of SAP's greatest assets. Our employees work in a flexible, open environment that encourages entrepreneurial thinking and career development in a global community of employees, customers, and partners.

The Power of Global Diversity

We continue to leverage the global diversity that is both a cornerstone of SAP's management style and a unique, differentiating factor of SAP's employee base. Our HR programs, structure, and people empower individuals and teams in every region of the world to develop and deliver quality solutions for companies of all sizes and ultimately lead to the successful achievement of SAP's strategic goals. The international make-up of a company's employees is the most crucial indicator of a true global player, and we continue to expand in key new geographic markets. It ensures proximity to customers and the ability to leverage creativity and innovation around the world. With more than 43,800 employees representing more than 120 nationalities, SAP believes that people from diverse backgrounds provide us with not only valuable knowledge for understanding complex international markets, but also with creativity and innovation. To gain these benefits, we provide intercultural training, educating employees and fostering honest and open dialogue about both the challenges and opportunities of global diversity. Additionally, SAP employs a Global Mobility Policy that encourages international engagements, leading to approximately 700 international transfers and assignments annually.

At SAP, we nurture and support an environment that values differences in culture, race, ethnicity, age, gender, sexual orientation, and physical or mental ability. But diversity at SAP does not stop there; we understand the importance of world views, family status, personal relationships, work content, and other dimensions of difference that make up our employees, managers, business partners, and customers worldwide. Diversity is a commitment to accepting and supporting all people, regardless of their individual dimensions. Diversity, however, is not a value in itself. Managing diversity – in alignment with company values and goals – makes SAP prepared to meet the needs of our workforce and, in turn, our diverse customer base.

Embracing New Priorities

To succeed amid an environment of accelerating change, SAP and its employees are taking steps to prepare for the workplace of the future and master the same business priorities that confront our growing customer base:

- Workforces embracing change
  Recognizing that a sustainable global workforce requires private industry and government to work together, SAP participates in efforts fostering a talent pool for future economic growth and ensuring the transfer of best business and industry practices into higher education in both developed and emerging economies.

- Accelerated innovation
  As companies look to IT as a driver of accelerated innovation and change, SAP, our employees and partners are creating a large ecosystem of specialist software vendors and providing a platform on which they can bring innovation to the entire market worldwide.

- Agile strategy execution
  Company management and information consumption are transforming in an era of globalization, rapid innovation, and increased competition. In the evolving global economy, SAP employees are building capacity to adopt new business models, and regularly alter, evolve, and execute on corporate strategy to remain competitive.

- Global corporate stewardship
  In a globally networked economy based on trust and transparency, SAP and our employees enable sound corporate governance practices and strive to embody the highest level of integrity in governance and practices.

Developing Leadership and Talent

SAP recognizes that achieving our strategic vision is largely dependent upon leaders around the world having the competencies necessary to propel the organization to further levels of success. Launched globally in October, the Management Excellence Evaluation (ME[2]) is a multi-rater assessment process that provides feedback for managers from many sources – self, dotted-line/direct reports, primary and secondary managers, and colleagues – to measure performance on competencies essential to being an outstanding manager at SAP. The ME[2] provides important information to the managers about the strengths and areas of development within our management population – information that can be used to further drive management

HR as Enabler for Maximum Efficiency


Vision
Shape value proposition for employees
Strategy
Enforce cascading strategy
Structure
Policies
Goals
Social networking
Link goals to incentives
Business conduct
Core Values and New Requirements
Enforcement
Behaviors and Capabilities
Coaching
Strategic Performance Management
Incentives
Process Management
Wisdom of the crowd

Our HR systems, structure, and people play the role of enabler in educating and guiding the employee behaviors that develop expertise, foster ongoing innovation, and ultimately lead to the successful achievement of our strategic goals.

and leadership excellence at SAP. For all of our employees, SAP launched the Career Success Center (CSC) in June, a global resource that allows our employees to plan, manage, and develop their careers in line with the needs of the business. To date, 37,000 unique users have accessed the center (92% of SAP employees), and we continue to enhance the solution with feedback directly from its users.

Open and Entrepreneurial Environment

From the company's founding, we have set out to create the kind of corporate culture that gives employees a great amount of personal freedom. At SAP, our global values dictate that each employee has the opportunity to play an optimal part in our processes. We promote an entrepreneurial environment that encourages individual initiative. For many, these attributes imbue SAP with both the freedom of a start-up company and the security of a global industry leader. Our employees are encouraged to "drive their own careers". Individual objectives are agreed upon between managers and employees at the start of the year, which are followed up by feedback talks between managers and employees towards the middle of the year. The end-of-year talks provide an opportunity to determine and discuss the extent to which the objectives have been achieved. We give our employees a great deal of personal responsibility, and deem trust both in, and between, our employees and managers to be extremely important.

Diversity: Facts and Figures

For SAP, a diverse workforce is not only a reality but also a fundamental driver of our business results. More than 43,800 employees of many nationalities contribute to the success of SAP, making our company truly global. We are proud of the unique contribution that each individual makes at SAP and recognize that our diverse human capital is the essence of our success. Here are a few interesting facts and figures:

- SAP's worldwide workforce comprises more than 120 nationalities; 78 nationalities work together at headquarters in Walldorf, Germany, alone
- Top five nationalities working at headquarters in Walldorf: German, British, American, Indian, French
- 30% of our employees are female
- 18.2% of women hold management positions worldwide
- Average age global: 37 (SAP AG in Germany: 38.4)
- 6.6% of employees worldwide are over 50
- Average length of company affiliation globally: 5.4 years (SAP AG in Germany: 8.6 years)
- Turnover rate worldwide: 10.3% (SAP AG in Germany: 2.2%)
- In 2007, the number of intercultural and gender-awareness training sessions increased once again: More than 2,275 employees attended 209 sessions worldwide.
- Number of employees taking on assignments abroad increased to 666 in 2007.
  - Top three destinations: Germany, United States, Switzerland
  - Top three countries of origin: Germany, United States, India

RESEARCH AND DEVELOPMENT
GLOBAL CREATIVITY NETWORK

To harness the power of diversity, SAP distributes the development of its new and existing software solutions across locations in strategic markets worldwide. In addition, together with leading universities, partners, and customers, we cultivate groundbreaking IT trends and technologies on a global scale.

Worldwide Distribution of Development

SAP employs over 12,900 people in software development, at development centers in eight countries. These locations, known as SAP Labs, include major international centers in Germany, the United States, India, China, and Israel, as well as smaller SAP Labs in Bulgaria, Canada, and Hungary.

Thinking globally, acting locally, the network of SAP Labs generates significant and lasting competitive advantages for SAP. The global distribution of the labs enables us to secure the services of excellent employees from different cultures and with the widest range of market and specialist expertise. It also allows us to make the most effective and efficient use of our resources.

We devised the structure of the SAP Labs network to accelerate product innovation and raise productivity. Due to the network's excellent flexibility, we can quickly react to new customer and market requirements. Furthermore, the global arrangement of our development organization enables us to develop products and services in collaboration with leading customers and partners, always giving us access to the best know-how to match our needs.

In 2007, SAP invested €1.458 billion in research and development for business software solutions.

Boundless Collaboration

The principle of sharing ideas and collaborating across company boundaries and geographies is also reflected in the SAP community network, which includes the SAP Developer Network (SDN) community and the Business Process Expert community. Each of these communities consists of members who work on SAP software and technology, both within SAP and in other companies, such as developers working for our customers and partners. In late 2007, roughly three years after its launch, the SAP community network welcomed its one millionth member.

Capitalizing on Groundbreaking Technology

SAP Research is our research organization. It is dedicated to capitalizing on pioneering trends and technologies in IT that we can incorporate into the development of our products. SAP Research consists of 13 interconnected research centers on five continents. Each center is located in close proximity to an SAP development center or on a university campus.

SAP Research operates a model of co-innovation: Hand-in-hand with prestigious universities, partners, customers, and product development groups at SAP, SAP Research employees pursue groundbreaking ideas and create prototypes – always striving to generate the greatest possible customer value for future markets. To this end, single customers get involved early on in research undertakings within special "lighthouse projects", and dedicated "living labs" demonstrate technological research in real-world settings, thus making prospective SAP solutions a tangible experience.

Global Research and Development Network of SAP



Development Labs

■ **Bulgaria:** Sofia
Canada: Montreal
China: Shanghai
Germany: St. Leon-Rot, Walldorf
Hungary: Budapest
India: Bangalore, Gurgaon
Israel: Ra'anana
United States: Palo Alto

Research Centers

□ **Australia:** Brisbane
Canada: Montreal
China: Shanghai
Germany: Darmstadt, Dresden, Karlsruhe, Walldorf
France: Sophia Antipolis
United Kingdom: Belfast
South Africa: Pretoria
Switzerland: St. Gallen, Zurich
United States: Palo Alto

Among the leading research topics in 2007 were the "Internet of Services" and the "Internet of Things". The Internet of Things seamlessly integrates physical objects into the IT world and makes them an active part of business processes. Everyday objects, facilities, and machines communicate information about themselves among one another. In 2007, the results of the research into these "smart" items were applied in practice in the Future Retail Center and the Future Factory.

The Internet of Services is about finding and combining services and information in order to fulfill unique requirements as precisely as possible. SAP Research spearheads efforts in the "Theseus" research program, which is supported by the German government. The program aims to develop a new infrastructure that will make finding and consuming services and information on the Internet more effective. Within the program, the "Texo" project, led by SAP Research, is helping to create an Internet-based service economy: The project is developing the infrastructure components needed to discover new services and interconnect them to fulfill business requirements.

Realizing Employees' Ideas

In the search for innovation, key impulses come from within the company, specifically, from our employees. The SAP Inspire program promotes our employees' creativity and entrepreneurial spirit by providing support for their revolutionary ideas. The program nurtures new concepts until they are ready for use in a product. Currently, we are in the process of extending the program and combining it with other initiatives to form a global incubator program that will connect innovation efforts from within SAP and the world outside.

Investment in Innovative Companies

SAP's investment in other companies also adds to the process of innovation. Founded in 1996, SAP Ventures is the corporate venture capital arm of SAP AG, investing in companies that develop promising technologies and applications. SAP Ventures operates independently of SAP's overall business strategy and is therefore able to invest in entirely new fields that offer the promise of very high profitability. SAP Ventures brings substantial benefit to its portfolio companies and SAP by facilitating interaction between innovative young companies and the SAP ecosystem. In 2007, SAP Ventures invested in aspiring enterprises such as AmberPoint, Coghead, GroundWork Open Source, Right Hemisphere, JasperSoft, PayScale, Alfresco, Greenplum, and Endeca.

THE SAP ECOSYSTEM
A WORLDWIDE NETWORK OF INNOVATION

When customers choose SAP, they get much more than just world-class business software. They also gain access to the largest ecosystem in the enterprise software industry, composed of software vendors, services companies, implementation partners, training partners, developers – and fellow customers.

Diverse Participants. A Singular Focus.

The SAP ecosystem is a complex, dynamic, and rapidly growing community that continues to strengthen our value to customers. It consists of a diverse network of partners, developers, business experts, and users who share a singular focus: Enhancing the value of SAP solutions.

SAP Partners: A "Who's Who" of Technology

To encourage the development of complementary hardware and software solutions, SAP offers global and local partnership opportunities for every strategic business area and customer need. Our rich partner community covers such areas as business process outsourcing, content, education, hosting, services, software solutions, support, and technology. Its members include such technology leaders as Adobe, Cisco, EMC, HP, IBM, Intel, Microsoft, Novell, Research in Motion, and Sun Microsystems, as well as thousands of smaller organizations.

- SAP NetWeaver Partners
  The SAP NetWeaver technology platform allows our many partners to develop innovative products and services with confidence that they will work seamlessly for tens of thousands of SAP customers. At the same time, it helps SAP increase revenues from the many vendors who license our technology platform for use in their applications. It is a win-win-win for our company, our partners, and especially our customers. The SAP NetWeaver community continues to gain momentum, with more than 2,000 independent software vendors (ISVs) currently building software for the SAP NetWeaver platform.

- SAP Co-Innovation Lab
  In July 2007, the first SAP Co-Innovation Lab opened in Palo Alto, California. The first facility of its kind, SAP Co-Innovation Lab offers a hands-on environment for SAP, independent software vendors, system integrators, and technology partners to work together with customers around current and future technologies. And, it showcases how customers can increase competitive advantage and improve efficiencies by transforming their business networks with enterprise service-oriented architecture (enterprise SOA).This lab initiated a number of solution co-innovation projects with its founding sponsors Cisco, HP, Intel, and NetApp.

Fostering Co-Innovation and Collaboration

To foster continuous co-innovation, collaboration, and ongoing improvement in a wide range of products, services, and business processes, SAP continues to foster various "communities of innovation" – highly interactive networks of developers, customers, and partners that come together to collaborate on a variety of topics. The major communities include:

- SAP Developer Network
  The SAP Developer Network (SDN), the largest of the SAP communities of innovation, enables members from more than 120 countries to co-innovate in a robust, highly collaborative environment. SDN includes discussion forums, blogs, wikis, software, and tools downloads, and e-learning. The collective expertise of thousands of technologists and thousands of technical assets drive more than half a million visitors to SDN every month. Having reached a milestone of one million members in 2007, the network is so active that a member who submits a question will typically receive a response from a fellow member in just under 20 minutes.

- Business Process Expert Community
  The Business Process Expert community is the largest business process community in the world, with more than 225,000 members covering 26 industries. This community drives process innovation through collaboration, best-practices sharing, and collective learning. Its participants include industry experts, business analysts, application consultants, IT managers, and enterprise architects, who engage in moderated forums, collaborative wikis, and expert blogs.

- Industry Value Networks
  Industry Value Networks continue to thrive across 13 industries including aerospace and defense, automotive, banking, chemicals, consumer products, high tech, oil and gas, public sector, retail, mill products (forest and paper), mining, travel and transportation, and utilities. Industry Value Networks bring together independent software vendors, systems integrators, and technology vendors with SAP and customers from various industries. Together, these participants work to solve customers' most pressing business challenges through the creation and improvement of industry-relevant business processes.

- Enterprise Services Community
  The Enterprise Services (ES) Community enables customers, partners, and SAP to form collaborative groups focused on developing enterprise service specifications for business process platforms. This community currently has over 250 members and 30 active community definition groups.

Sharing Knowledge Among Users

To share knowledge and influence SAP development efforts, our customers have established "users' groups" in regions around the world. Two of the largest of these are the Americas' SAP Users' Group (ASUG), with more than 50,000 members, and the Deutschsprachige SAP-Anwendergruppe (DSAG), with 23,000 members. In the past, there was little interaction among the SAP users' groups across regions. In 2007, however, SAP initiated a program in which all users' groups could share knowledge and organizational best practices with one another. This new approach has led to an energetic new conversation that will benefit the entire SAP ecosystem.

"A Thriving Economy in its Own Right"

In the strongest evidence yet that its ecosystem strategy is delivering real value to customers, partners and developers, the independent analyst firm IDC has declared the SAP ecosystem "a thriving economy in its own right". According to the IDC report, "The recent rise of SAP as the leading enterprise applications vendor across multiple customer and product categories has created a booming economy whereby an increasing number of developers and resellers are jockeying for the attention of the market leader and its installed base of more than 41,000 customers."

OLYMPUS OPTIMIZES CUSTOMER SERVICE WITH SAP CUSTOMER RELATIONSHIP MANAGEMENT

Olympus is a leading manufacturer of digital cameras, medical endoscopes, and other medical devices, including microscopes.
The company is headquartered in Tokyo, Japan, and employs more than 32,958 people worldwide.
For the fiscal year ending March 31, 2007, Olympus reported net sales of ¥1,061 billion (approximately €6.7 billion).
Olympus has been an SAP customer since 2001.

Innovation is key in the fast-changing optical industry in which the Japanese manufacturer Olympus operates. Medical products such as endoscopes and microscopes require innovative technologies to meet the demands of modern high-tech medicine. And manufacturers must compete for customers by offering an ever more advanced array of digital cameras.

To meet those requirements and keep up with business changes, Olympus needed an IT system that could provide deeper insight into customer needs. Having a customer orientation means seeing the world through the eyes of the customer. Olympus took this advice to heart and realigned its customer service based on its customers' needs using the SAP Customer Relationship Management (SAP CRM) application.

With real-time data, Olympus can now provide more detailed services to its customers and achieve greater transparency across departments.

www.olympus.com

Value Drivers

Strategic Goals

- Optimize customer service to improve customer loyalty
- Standardize IT company-wide for more transparency
- Innovate faster with flexible and integrated IT

Key Challenges

- Technology in the optical industry is changing rapidly. IT needs to help keep up the pace.
- The healthcare industry requires high-quality products. As a result, reliability is very important for customer loyalty.
- Create processes from the customer's perspective.
- Create an integrated system by bringing together disparate systems and departments throughout the company.

Value Realization

Results

- From 2002 to 2007, SAP has helped Olympus to better meet its business objectives and to keep up with business requirements in a rapidly changing environment.
- SAP solutions have made significant contributions to the continued success of Olympus by enabling the company to adopt standardized processes.
- Customer satisfaction has improved greatly. Now, Olympus can provide more services to its customers, including status updates and detailed cost overviews.
- Olympus has achieved more transparency with real-time data. This provides the company with real-time information on day-to-day changes, allowing it to instantly adapt its sales strategy.

SAP Solutions

SAP R/3 Enterprise

SAP Customer Relationship Management

SAP NetWeaver Business Intelligence

SAP NetWeaver Portal

RESPONSIBLE GOVERNANCE

The concept of corporate governance draws together all international and national values and principles for good and responsible management applying to a company's executive and supervisory bodies as well as its employees. However, corporate governance should not be seen as a rigid system of rules and regulations; rather it is a process in which values and principles constantly evolve in line with changing requirements. In our work, we, the Supervisory Board and the Executive Board of SAP, attach great importance to good governance practice.

Recognizing the need to practice good corporate governance in our day-to-day business operations, SAP led the way in Germany by publishing its own Principles of Corporate Governance ("Principles") in 2001, even before promulgation of the German Corporate Governance Code ("Code"). Ever since, SAP has worked at optimizing its corporate governance, guided not only by national standards but also by the internationally accepted principles. This is our report for fiscal year 2007, as required by section 3.10 of the Code.

Corporate Governance at SAP

SAP is a German listed company, and our corporate governance is primarily aligned to the mandatory requirements of the law and to the Code, as amended from time to time. Moreover, SAP complies with further provisions that are relevant to it as a German company listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE and the U.S. Sarbanes-Oxley Act.

Executive Board

At the time this annual report went to press, the SAP Executive Board had seven members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains appropriate risk management structures and risk controls.

Supervisory Board

The SAP Supervisory Board has 16 members who in equal numbers represent the shareholders and the employees. When candidates for election to the Supervisory Board are selected, regard is had to the requirement that they be persons with the necessary knowledge, competencies, and relevant experience. At appropriate intervals, normally every October, the Supervisory Board conducts an investigation into the efficiency of its own work. Since the term of office of the current Supervisory Board membership only started at the end of the General Meeting of

Shareholders on May 10, 2007, the next such investigation was not conducted until February 2008. This was to give the newly elected members a chance to make their efficiency assessment on the basis of an adequate number of meetings of the full Supervisory Board and its committees.

Cooperation Between Executive Board and Supervisory Board

The Executive Board and Supervisory Board cooperate closely to the benefit of the Company. The Executive Board regularly provides to the Supervisory Board full and timely reports on all material matters of business planning and performance, including any deviations of actual business performance from plan, the risk situation, and risk management. The Supervisory Board has reserved to itself the approval of certain defined transactions of fundamental importance. For more information about the Executive and Supervisory Boards' work together, and about the work of the Supervisory Board and its committees, see the section titled Report of the Supervisory Board.

SAP's Principles of Corporate Governance

SAP published its own Principles of Corporate Governance as early as October 2001 and continually amended them, where necessary, in the light of changes made to the Code from time to time. When we last reviewed our Principles in October 2007, we came to the conclusion that the gap between them and the Code had greatly reduced over time and that changes to the legislation and current practice had made provisions in the Principles obsolete. The Code, which had been continuously improved, together with the pertinent legislation, which had gradually covered more of the ground, made the maintenance of our own Principles redundant. We therefore decided to discontinue our own Principles – thereby improving the clarity of our communications for the benefit of our shareholders, not least those outside of Germany. In the future, when discussing corporate governance standards, we will refer to the Code only. SAP will continue to provide its shareholders with detailed information about its implementation of the Code's recommendations and suggestions by publishing the annual declaration of implementation of the Code and a corporate governance report in the SAP annual report.

Code Recommendations

The new recommendations and additions to existing recommendations adopted in the Code in 2007 chiefly concern the establishment of nomination committees as committees of supervisory boards, and provisions in executive board rules of procedure. They relate to the principle of collective responsibility and to the majorities required for resolutions, and there are also recommendations concerning the manner in which supervisory boards and their audit committees handle compliance matters.

The SAP Executive Board has established various controls to ensure that the Company, its governing bodies, and its employees comply with the law. SAP's Code of Business Conduct, published throughout the Group, contains standards for the day-to-day behavior of employees toward the Company and toward others. Within the Supervisory Board it is the Audit Committee that has particular responsibility for monitoring internal compliance controls. To evidence the Company's implementation of the new recommendation in section 5.3.2 of the Code, compliance was added to the Audit Committee's responsibilities listed in its rules of procedure.

At its regular meeting in October 2007, the Supervisory Board resolved to establish a Nomination Committee in accordance with the recommendation in section 5.3.3 of the Code. As recommended in the Code, the Nomination Committee is composed of shareholder representatives only. It is tasked with creating an appropriate requirements profile for Supervisory Board members in the light of the structure, size, and composition of the SAP Supervisory Board and to monitor the national and international fields for suitable people who are available to stand as candidates for election as shareholder representatives.

There were already provisions in the Executive Board rules of procedure concerning the principle of collective responsibility and responsibility for individually assigned areas of operations, and provisions in the Articles of Incorporation concerning majorities required for resolutions, corresponding to the new recommendation in section 4.2.1 of the Code.

Compliance Declaration Pursuant to the German Stock Corporation Act, Section 161

The SAP Executive and Supervisory Boards submitted their implementation declaration on October 26, 2007. In the declaration, the Executive and Supervisory Boards declared that SAP intends, as in the past, to follow all of the recommendations in the new version of the Code except as follows:

- No age limits for members of the Executive and Supervisory Boards
- Contracts do not provide for a deductible in directors' and officers' liability insurance policies
- A chairperson or member of the Executive Board can become chairperson of the Supervisory Board or chairperson of a Supervisory Board committee
- No consideration of individual performance in the variable remuneration of Executive Board members

We no longer maintain the reservation concerning reward for committee work in the compensation of Supervisory Board members, last recorded in our October 2006 declaration of implementation. The compensation provisions in the SAP Articles of Incorporation were amended by resolution of the Annual General Meeting of Shareholders on May 9, 2006, but because the resolution was challenged in Court, it did not become effective until December 2006, that is, after publication of the implementation declaration in October 2006.

The remaining deviations from the recommendations in the Code are due to the following reasons:

SAP considers the setting of an age limit on Supervisory Board members, as recommended by the Code, an inappropriate restriction of shareholders' rights to elect the members of the Supervisory Board. Therefore, SAP did not consider or set any age limits at the last election of Supervisory Board members. Similarly, despite the recommendation in the Code, SAP does not set any age limits for members of the Executive Board, because this would generally restrict the Supervisory Board in its choice of suitable Executive Board members.

The Code recommends that if a company takes out a liability insurance policy for its executive and supervisory board members (D&O liability insurance), a suitable deductible be agreed in members' contracts. We do not believe that the motivation and responsibility that the members of the SAP Executive and Supervisory Boards have for their duties can be improved by such a deductible element. We do not intend to change the current D&O insurance policies, under which no deductible is payable by Executive and Supervisory Board members.

The Code recommends that, as a rule, the former chairperson of the executive board and members of the executive board do not become the chairperson of the supervisory board or chairperson of a supervisory board committee. SAP cannot rule out the possibility that these kinds of appointments will take place in the future. It is not currently possible to foresee whether this will be the case as a rule. Moreover, the chairperson of the Supervisory Board and chairpersons of Supervisory Board committees are appointed by the members of the Supervisory Board, who should be guided solely by the actual qualifications of the persons standing for election. Historically, our practice in respect of the appointment of Executive Board members or chairpersons (chief executive officers) to the chair of the Supervisory Board has proved worthwhile. However, we do not intend that such appointments should become automatic.

Executive Board members' remuneration takes into account their individual performance and responsibilities. However, SAP does not currently plan to set individualized targets for the purpose of determining Executive Board members' variable remuneration elements because their areas of responsibility are interrelated in such a way as to prevent or considerably hinder the definition of corporate targets for their individual areas of responsibility. We prefer to encourage the collective responsibility of the Executive Board for the Company, seeing this as a significant factor in its success.

Code Suggestions

We will partly follow the new suggestion in section 4.2.3 of the Code. The suggestion is that executive board membership contracts should not provide for severance pay on premature termination without just cause of more than two times annual compensation including expenses or more than the compensation for the remaining term of the contract. Our Supervisory Board has always insisted that the compensation contracts of Executive Board members must be reasonable, including, for example, provisions concerning severance pay, and it will continue to do so. Except where the termination arises out of a change of control, however, we do not believe it is practicable in Executive Board member contracts to cap severance pay on premature termination without just cause. To agree such a cap from the outset would be contrary to the spirit of our Executive Board contract, which is normally concluded for a fixed term and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. Also, an agreement in this respect that had been concluded in advance might not make adequate provision for the particular facts and surrounding circumstances that later actually give rise to the premature ending of an Executive Board member's work. We will follow the new suggestion where the termination arises out of a change of control, and also insofar as that, in the event of premature termination of an Executive Board member's contract by agreement, we will continue our past practice of negotiating severance pay that is reasonable.

There are also two other suggestions in the Code that we do not follow:

- We do not follow the suggestion in section 5.4.6 of the Code that Supervisory Board members be appointed at different times and for different terms. We hold block votes for all shareholder representatives on the Supervisory Board and they have equal terms of office. If a Supervisory Board seat becomes vacant during the regular period of office, by-elections are held for the remainder of the regular period of office. This ensures an efficient, standardized process for electing Supervisory Board members and enables them to work together effectively.
- We have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP's long-term success as suggested in the Code, section 5.4.7 (2). We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members' motivation in respect of SAP. Variable remuneration at SAP is therefore linked to the dividend, and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this thus ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities.

Code of Business Conduct

The Code of Business Conduct for employees and the Executive Board expresses the high standards that we require from our employees and Executive Board members and how we deal with customers, business partners, and shareholders. SAP sees its Code of Business Conduct as the standard applicable to all dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation.

Compliance

The Executive Board ensures that SAP AG and SAP Group companies comply with the requirements of the law and of our internal policies. We have deployed compliance officers throughout the company to monitor adherence to those requirements. Also, our chief global compliance officer has a dedicated compliance team to harmonize compliance work across the Group. This team is tasked with regularly reviewing and if necessary revising the Group's internal policies, such as our Code of Business Conduct and our Third Party Sales Commission Policy, delivering related training, and maintaining the development of the controls designed to ensure compliance with our internal policies. In addition, the compliance team coordinates the shared work of all compliance officers in the Group.

In 2007, the compliance team started a training program, which will be continued in 2008. The objective of the program is to deliver knowledge of the pertinent requirements of the law and of SAP's policies to all SAP employees who need it, from directors and executives of SAP Group companies, to their vice-presidents, to sales employees throughout the Group. The Executive Board and members of the compliance team report regularly to the Supervisory Board and the Audit Committee on the compliance control structures set up by the Executive Board and on the work of the compliance team.

Risk Management

In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. Our global risk management system therefore supports risk planning, identification, analysis, handling, and resolution. We also create standard documentation of all our internal control mechanisms and continually evaluate their effectiveness.

As an issuer on the NYSE, SAP is also required to adhere to requirements under the U.S. Sarbanes-Oxley Act. In 2006, we embarked for the first time on an assessment of our internal control structure for financial reporting in accordance with the complex requirements defined by the Sarbanes-Oxley Act, section 404, and we repeated the exercise in 2007.

The auditor for the SAP Group, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft is auditing the Executive Board's assessment of the effectiveness of the Company's internal control over financial reporting as well as the effectiveness of that control on December 31, 2007. The audit hat not found any indication by March 19, 2008, that it was not effective on December 31, 2007.

The management of SAP's subsidiaries uses our internal certification system to confirm, among other things, the accuracy of its financial reporting. In particular, it confirms that, in all key areas, the financial data appropriately reflects the assets, finances, income, and cash flows of the units in the reports. SAP must also confirm that the management of each unit has verified its own disclosure controls and procedures and found that they were working at the end of the reporting period in question. This confirmation – in addition to the confirmation of adequate procedures from Executive Board members and regional management – forms the basis for the certifications that, according to the Sarbanes-Oxley Act, the CEO and CFO must sign and submit to the U.S. Securities and Exchange Commission (SEC) along with the Form 20-F annual report. In the certifications, SAP's CEO and CFO confirm that the details in Form 20-F are correct and that SAP's financial statements appropriately reflect SAP's assets, finances, and income in all key areas. They also confirm that the functioning of the disclosure controls and procedures was evaluated and that Form 20-F reports on the outcome of this evaluation and on any significant changes to it. These processes are supported by a software product that SAP developed for that purpose, the management of internal controls (MIC) tool. Another control mechanism deployed at SAP besides the processes described above is standardized reporting across the Group. The internal audit service, the Disclosure Committee, and the Supervisory Board are also closely involved in risk management.

The Disclosure Committee comprises the CEO, the CFO, and six more members. It met nine times in 2007. It has a duty to support the internal control procedures for financial reporting and in particular to deliberate on disclosure requirements and disclosures relating to the occurrence of material events of significance for the financial markets. In addition, the Disclosure Committee discusses the content and scope of the Company's ad-hoc disclosures (current reports) required by law, press statements, and regular reports. These include the annual report, the annual report on Form 20-F, and the quarterly press statements and reports.

Applying International Corporate Governance Standards

As an NYSE-listed company, SAP is subject to U.S. financial legislation and to the rules of the SEC and NYSE.

Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, set out above, and other Sarbanes-Oxley Act requirements, we fulfill the rules for foreign private issuers set out in the NYSE Listed Company Manual, section 303A.06. These rules govern the establishment and membership of an audit committee and SAP's related duties to report to the NYSE.

In accordance with the NYSE Corporate Governance Rules, SAP has – as in the past two years – stated the extent to which the German corporate governance rules deviate from the rules that apply to U.S. companies listed on the NYSE. The report on the main deviations from the NYSE Corporate Governance Rules is available on SAP's Web site at www.sap.com/corpgovernance.

Transparency, Communication, and Service for Shareholders

Our shareholders can obtain full and timely information about SAP on our Web site and access current and historical company data. Among other information, SAP posts all of its financial reports, all relevant news about the Company's governing bodies, corporate governance documentation, news in frequently-asked-question format on current business measures, information requiring ad-hoc (current) disclosure, press releases, and news of directors' dealings notifiable pursuant to the German Securities Trading Act, section 15a.

Shareholders are also able to participate in the Annual General Meeting of Shareholders over the Internet. They can vote according to their shares at the meeting by instructing a proxy of their choice or one of the proxies provided for that purpose by SAP. All of the documentation related to the Annual General Meeting of Shareholders is posted in good time on SAP's Web site at www.sap.com/AGM.

Financial Statements

The May 2007 Annual General Shareholders' Meeting elected KPMG as the auditor. We prepare financial statements for SAP AG alone in accordance with the German Commercial Code, and our statutory financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). We also voluntarily prepare financial statements in accordance with U.S. GAAP. The Executive Board is responsible for the SAP AG financial statements and the consolidated financial statements. The Supervisory Board approves the SAP AG financial statements and the statutory consolidated financial statements.

Executive Board and Supervisory Board Compensation Information Pursuant to Section 3.10 of the Code

The Code recommends that certain details of Executive and Supervisory Board member compensation and share ownership, stock options, and similar incentives be included in the corporate governance report or rather in the compensation report as part of the corporate governance report. These details as well as the legally required information about Executive and Supervisory Board members' compensation are all available in the compensation report. The compensation report is part of the audited Review of SAP Group Operations as well as forming part of this corporate governance report. The Supervisory Board has approved the Review of SAP Group Operations, including the compensation report, and adopted the compensation report's content for the purpose of corporate governance and compensation reporting as required by the Code.

REPORT OF THE SUPERVISORY BOARD
COOPERATION AND CONTROL



Dear Shareholders,

In 2007, we exceeded our own forecasts for growth in software and software related service revenue significantly. Moreover, our share of the highly competitive software market grew faster in 2007 than it had done in 2006. These successes reflect how we systematically implemented our growth strategy, which is based primarily on organic growth complemented by targeted acquisitions. We further strengthened SAP's position in the business software market and, at the same time, introduced breakthrough innovations in the software industry.

Our two most important milestones last year were the launch of the new SAP Business ByDesign solution for midsize companies and the announcement of the friendly takeover of French software company Business Objects S.A. With the on-demand solution SAP Business ByDesign, we are creating a completely new business model alongside our established business. Thanks to the acquisition of Business Objects S.A., SAP is taking the top spot in the market for business performance optimization, enabling management in real time. We can therefore look back on a year in which our innovativeness and policy of stable growth ensured that we again made a sustained contribution to our customers' success.

The SAP Supervisory Board closely monitored the work of the SAP Executive Board. In-depth and cooperative dialog with the Executive Board enables us to efficiently organize and perform our duties. That is why this report starts by explaining the ongoing partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.

Cooperation Between the Executive and Supervisory Boards

In 2007, we discharged the duties imposed on us by the law and by the Company's Articles of Incorporation. We were regularly consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of the management. We monitored the Executive Board's management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In particular, the Supervisory Board examined risk management, which included a discussion with the auditor. The Supervisory Board believes that risk management fully meets the requirements placed on it. In addition, the Executive and Supervisory Boards consulted on the Company's strategic orientation and regularly discussed its progress in implementing the strategy. We were involved whenever decisions of fundamental importance to SAP were made.

The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. The reports chiefly concerned planning, the Company's business performance including the risk situation, risk management, compliance, and transactions of special significance for SAP. The Executive Board also indicated when the course of business deviated from the plans and targets and explained these deviations.

The content and scope of the Executive Board's reports fully met the requirements that the Supervisory Board had placed on them. In addition, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of transactions for which the Executive Board requires the Supervisory Board's consent. We update the list regularly as required, most recently in 2006. The Supervisory Board dealt with the transactions on this list presented by the Executive Board and examined them thoroughly in cooperation with the Executive Board, focusing particularly on the benefits and effects of these transactions. The Supervisory Board agreed to all transactions where its consent was required.

The chairperson of the Supervisory Board was also kept fully informed between meetings of the Supervisory Board and its committees. For example, the CEO and the chairperson of the Supervisory Board met regularly to discuss SAP's strategy, current progress in business, and risk management as well as other key topics and decisions that arose. The CEO informed the Supervisory Board chairperson without delay of important events that were significant in the assessment of SAP's situation and progress or for the management of the Company.

As it does every year, the Supervisory Board discussed the Executive Board compensation regulations at the Compensation Committee's suggestion.

Supervisory Board Meetings

In 2007, there were four ordinary, one constituent, and four extraordinary Supervisory Board meetings. All resolutions of the Supervisory Board were made by the full committee in these meetings. The Supervisory Board discussed the following topics and, where necessary, adopted resolutions:

At our February 15, 2007, meeting, we discussed the 2006 fourth quarter and full-year results, business over the year, and implementation of the Company's strategy in 2006. We also received and discussed a report on the strategy for 2007 from the Executive Board and agreed to the planning for 2007 presented by the Executive Board, particularly the capital expenditure budget and cash plan. After an in-depth discussion, the Supervisory Board consented to the maximum total budget for awarding virtual stock options under the new SAP Stock Option Plan (SOP) 2007 and for awarding stock appreciation rights (STARs). It also consented to the appointment of a corporate officer of the SAP Group and approved a legal transaction between SAP AG and a Supervisory Board member. The meeting received annual reports from the corporate governance officer and the compliance officer. The reports did not identify any breaches of the applicable rules or any special occurrences. We also received a summary from the Executive Board of the equity investments made in 2006. The Compensation Committee, Finance and Investment Committee, Technology Committee, and

Audit Committee reported on topics discussed at their recent meetings. The Technology Committee's report dealt with medium-term product planning and the latest technological developments. Following the Compensation Committee's report and at its recommendation, the Supervisory Board decided to extend Henning Kagermann's term as CEO of SAP AG from January 1, 2008, through May 31, 2009. This extension is in line with the usual practice of the Supervisory Board when extending the term of office of Executive Board members over the age of 60, which is to only grant an extension of approximately one year.

At its March 21, 2007, meeting, the Supervisory Board focused on the documents concerning the 2006 financial statements, the audit conducted by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board's proposed resolution on the appropriation of retained earnings for 2006. The Audit Committee reported, among other things, on the form and scope of its examination of the documents concerning the financial statements and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the results of its audit. The auditor then discussed the results with the Supervisory Board and answered its questions. The Supervisory Board approved the audit. After the final result of its own audit, the Supervisory Board did not raise any objections to the financial statements for 2006 and it approved them. We checked and endorsed the Executive Board's proposal to appropriate retained earnings. In addition, we passed our proposed resolutions for the agenda of the May 2007 Annual General Meeting of Shareholders, which included approving the proposal to the Meeting concerning the election of an auditor. Also in relation to the agenda for the May 2007 Annual General Meeting of Shareholders, the shareholder representatives on the Supervisory Board voted on the proposed candidates for election as shareholder representatives on the Supervisory Board. A further item on the agenda at this meeting was a report on business in the first quarter of 2007. The Supervisory Board approved various legal transactions between SAP and individual Executive and Supervisory Board members. The General Committee, Compensation Committee, Technology Committee, and Finance and Investment Committee gave reports on their recent committee meetings.

In our extraordinary meeting on March 28, 2007, we dealt with personnel changes on the Executive Board. The chairperson of the Supervisory Board explained the wish of Executive Board member Shai Agassi to leave the company by mutual agreement. The Supervisory Board consented to this and asked the Compensation Committee to negotiate and conclude a termination agreement with Shai Agassi. The Supervisory Board then decided to appoint Léo Apotheker as deputy CEO. The Supervisory Board also approved the appointment of a corporate officer of the SAP Group.

Our extraordinary meeting on May 4, 2007, focused on the acquisition of OutlookSoft Corporation of Stamford, Connecticut, United States. The Executive Board presented the planned transaction to the Supervisory Board for approval. As preparation for the resolution, the Finance and Investment Committee reported on its meeting of May 3, 2007, at which it had concentrated on the possible acquisition of OutlookSoft and come to a positive conclusion. We discussed the technological and financial aspects of the acquisition in detail with the Executive Board. The Supervisory Board then approved the acquisition of the company.

At the close of the Annual General Meeting of Shareholders on May 10, 2007, the term of office of all Supervisory Board members then in office ended. Therefore, the Annual General Meeting of Shareholders elected eight shareholder representatives. The regular election of the eight employee representatives on the Supervisory Board had taken place previously in April 2007. Immediately after the Annual General Meeting of Shareholders, the newly elected Supervisory Board held its constituent session and elected Hasso Plattner as its chairperson and Lars Lamadé as his deputy. The Supervisory Board also appointed the members of its individual committees.

At the meeting on July 27, 2007, we mainly discussed business in the second quarter of 2007, an assessment of the first half of the year and the forecast for the second half, and further planning. The Executive Board informed us about progress in the development of SAP Business ByDesign and about SAP's competitive situation in general. Furthermore, the Supervisory Board approved the foundation of two new companies in Saudi Arabia and one in Dubai to take over the software licensing and maintenance business of previous partner SAP Arabia, including the conditions of the acquisition, which the Executive Board explained. The Executive Board also reported to us on the status of the lawsuit filed by Oracle against SAP AG and its subsidiary TomorrowNow. The Finance and Investment Committee, Audit Committee, Technology Committee, and Compensation Committee reported on the work at their last committee meetings.

At two extraordinary meetings on September 27, 2007, and October 7, 2007, the Supervisory Board thoroughly discussed the preparation and structure of SAP's tender offer to the shareholders of Business Objects S.A. In the September 27, 2007, meeting, the Executive Board provided extensive information about the main reasons behind the planned acquisition and about its financing. It also talked in detail about Business Object S.A.'s rating in relation to the planned transaction, the integration strategy, possible synergy effects, and the risks of the acquisition. Afterwards, the Supervisory Board authorized the Executive Board to enter into negotiations on the conclusion of a tender offer agreement with Business Objects S.A. It also authorized the Finance and Investment Committee to approve a purchase price range for the Business Objects shares to enable the Executive Board to negotiate with the management of Business Objects S.A. on the basis of a specific purchase price indication. In the October 7, 2007, meeting, the Executive Board provided us with detailed information about the progress and outcome of the negotiations that had been held in the meantime and about the structure of the tender offer's financing. Moreover, it explained the individual legal steps and the conditions of the tender offer. After an in-depth discussion, the Supervisory Board consented to the conclusion of the tender offer agreement with Business Objects S.A. and the conclusion of financing contracts at the conditions presented by the Executive Board.

The topics covered at the Supervisory Board meeting on October 26, 2007, were business in the third quarter 2007, the forecast for the fourth quarter 2007, and the forecast for fiscal year 2008. The Executive Board reported to us on SAP's competitive situation, the activities of the main competitors, and the status of the legal proceedings with Oracle in the United States. We approved an amendment to the Articles of Incorporation, which was required due to the cancellation of 23 million shares and the resulting decrease in capital stock from €1,269,040,112 to €1,246,040,112. To implement the new and extended requirements of the German Corporate Governance Code ("Code"), the Supervisory Board decided to amend the rules of procedure of the Audit Committee, adding to them responsibility for monitoring compliance and ensuring the compliance of the control structures implemented by the Executive Board. To reflect new recommendations in the Code, we decided to form a Supervisory Board Nomination Committee. In addition, the Supervisory Board determined the independence of Supervisory Board members and approved the declaration of implementation of the Code. In relation to this, we agreed to stop updating SAP's Principles of Corporate Governance because the continuously evolving Code, together with the increase in pertinent legislation, has made the maintenance of our own Principles redundant. The Finance and Investment Committee, Audit Committee, Compensation Committee, and Technology Committee reported on the work at their last committee meetings.

The Work of the Supervisory Board Committees

The work of the Supervisory Board Committees supported us effectively. The General Committee, Compensation Committee, Finance and Investment Committee, Audit Committee, and Technology Committee all convened regular meetings.

Due to the election of new shareholder representatives and employee representatives on the Supervisory Board, there were changes to the committees' membership. The Compensation Committee grew from three to five members, while the Technology Committee increased from six to seven members.

The duties of the six-strong **General Committee** include coordinating the Supervisory Board's work, dealing with corporate governance topics, and allocating virtual stock options to employees under the new SAP SOP 2007. Its chairperson is Hasso Plattner.

The five-member **Compensation Committee**, also chaired by Hasso Plattner, carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, particularly with regard to the compensation – including share-based compensation – of Executive Board members and the conclusion of, amendments to, and termination of their employment contracts.

The **Finance and Investment Committee**, with four members, is responsible for matters related to financing as well as acquisitions and minority investments. Its chairperson was August-Wilhelm Scheer in 2007.

The **Audit Committee** is responsible for matters relating to financial reporting and auditing as well as risk management. It has four members and is chaired by Erhard Schipporeit. In line with the new and extended recommendations of the Code, compliance as one of the Audit Committee's supervisory functions has been added to the committee's rules of procedure for the sake of clarity.

The **Technology Committee**, which has seven members, regularly reviews the Company's strategy with regard to the development and deployment of technologies and software. It advises the Executive Board on technological and strategic decisions and on planned investments in research and development. It also monitors the implementation of the Company's strategy in terms of its technological direction and spending in this area. Hasso Plattner chairs the committee.

German law requires a **Mediation Committee**, which is responsible solely for drawing up personnel proposals if the required two-thirds majority is not reached when appointing and dismissing Executive Board members. Thus far, SAP has not required action from the Mediation Committee.

A new addition is the **Nomination Committee**, which the Supervisory Board decided to form at its meeting on October 26, 2007. It is composed solely of shareholder representatives. The Nomination Committee has three members and is chaired by Hasso Plattner. Its task is to define the requirements for SAP Supervisory Board members and suggest suitable candidates for nomination for election at the Annual General Meeting of Shareholders.

More information about the Supervisory Board committees, particularly their members, is available on SAP's Web site at www.sap.com/about/governance/supervisory.

During 2007, the committees focused on the following topics:

- The **General Committee** decided on the allocation of virtual stock options to employees under SAP SOP 2007 and the STAR program and on the use of treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options respectively that were granted to beneficiaries of employee stock option plans. It held two meetings in 2007.

- The **Compensation Committee** held five meetings. Among other matters, it deliberated and decided on changes to Executive Board compensation, stock option allocations to Executive Board members, and succession planning. The committee also dealt with the extension of Henning Kagermann's contract as a member of the Executive Board and, on behalf of the Supervisory Board, negotiated the agreement for termination by mutual consent from April 1, 2007, with former Executive Board member Shai Agassi.

- The **Finance and Investment Committee** held three meetings. It deliberated and decided on various acquisitions and minority investments. At the May 2007 meeting, the committee focused on the acquisition of OutlookSoft and decided to recommend this acquisition to the Supervisory Board. It assessed the development of the SAP NetWeaver Fund, which was established in 2006 to invest in companies operating in the SAP NetWeaver technology platform field. It dealt with the reorganization of SAP's business in Arabia with two companies in Saudi Arabia and one in Dubai created especially to take over software licensing and related services. It also approved a purchase price range for the Business Objects shares and thereby enabled the Executive Board to negotiate with the management of Business Objects S.A. on the basis of a specific purchase price indication.

- The **Audit Committee** met four times. It deliberated on the SAP AG and consolidated financial statements and the reviews of SAP AG and SAP Group operations, and the Form 20-F annual report for fiscal year 2006, the Executive Board's proposal for the appropriation of retained earnings, the progress of risk management in the SAP Group, the examination of the internal control structure as required by the U.S. Sarbanes-Oxley Act, section 404, and compliance in the SAP Group. It discussed the 2006 full-year and quarterly results, the results of the 2006 audit of the financial statements, and the auditor's quarterly reviews of software revenue. Besides these discussions in the committee meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform committee members about the preparation and auditing of the quarterly financial reports and about the preliminary quarterly results. The Audit Committee studied SAP's progress in business and the quarterly results regularly throughout 2007. It did work preparatory to the Supervisory Board's proposal to the 2007 Annual General Meeting of Shareholders with respect to the election of an auditor and, with the auditor, decided on the focus areas of the audit. The committee also determined the auditor's fee and decided how it would be shared among the subsidiaries to be audited. The auditor attended all Audit Committee meetings and reported in depth on its audit work and quarterly reviews of software revenue.

- The **Technology Committee** held three meetings in 2007. It discussed the key developments in the software industry in the coming years and SAP's underlying strategy for its product and solution portfolio. It deliberated in detail on the work of the central software architecture group and the state of development of the SAP applications. At one meeting, the committee looked at how the integration of SAP's recent acquisitions was progressing.

The regular reports from the committees ensured that we received comprehensive information about all matters covered by the committees and were therefore able to discuss and deliberate on these topics thoroughly.

Corporate Governance

SAP's corporate governance officer monitored, and reported in detail to the Supervisory Board on, adherence to the recommendations in the Code with which SAP complies and to SAP's Principles of Corporate Governance, which have been discontinued. There were no conflicts of interests with regard to Supervisory Board members pursuant to the Code, section 5.5.2. The Supervisory Board granted its consent to the conclusion of contracts with Supervisory Board members where its consent was required. Prior to the constituent session of the newly elected Supervisory Board, the Supervisory Board then in office had held four meetings, although one Supervisory Board member attended less than half of these meetings. Moreover, one of the newly elected Supervisory Board members, who has been in office since May 10, 2007, attended less than half of the five meetings of the new Supervisory Board.

Corporate governance is a process of continuous development at SAP. Thus, we examined the new and extended recommendations and suggestions of the Code that were announced in June 2007. In the past, SAP has continually reviewed its Principles of Corporate Governance and, where necessary, adapted them to changes and additions to the Code as they were introduced. When we reviewed our Principles in October 2007, we concluded that the gap between them and the Code had greatly reduced over time and that changes to the legislation and current practice had made provisions in the Principles obsolete. The continuously evolving Code, together with the increase in pertinent legislation, has made the maintenance of our own Principles redundant. SAP has therefore discontinued its Principles of Corporate Governance. In the future, when discussing corporate governance standards, we will refer to the Code only. Detailed information about compliance with the Code is available in the Executive and Supervisory Boards' corporate governance report, as required by section 3.10 of the Code.

Shareholders' Legal Proceedings Against AGM Resolutions

Shareholders brought legal proceedings against individual resolutions of the Annual General Meeting of Shareholders on May 9, 2006. As well as the increase in subscribed capital from corporate resources, they challenged the resolutions formally approving the acts of the Executive and Supervisory Boards, the change to Supervisory Board compensation, the powers to acquire and use treasury shares, and the powers to use equity derivatives to repurchase shares. The increase in subscribed capital from corporate resources and further changes to the Articles of Incorporation approved by the Annual General Meeting of Shareholders on May 9, 2006, were entered in the commercial register on December 15, 2006, after the court granted an interim release, and thus became effective. The Heidelberg district court had already ruled against the main actions at the first instance. The plaintiffs then filed an appeal against the ruling with the regional appellate court in Karlsruhe, which means the main actions have not yet ended. Both the Supervisory and Executive Boards see no reason for nullifying or challenging the resolutions of the Annual General Meeting of Shareholders and are therefore jointly defending them.

Financial Statements and Reviews of Operations

KPMG again audited the SAP AG and consolidated accounts in 2007. The Annual General Meeting of Shareholders on May 10, 2007, elected that firm as the SAP AG and SAP Group auditor. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee had obtained confirmation from the firm that circumstances did not exist that might prejudice its independence as the auditor.

KPMG examined the SAP AG financial statements prepared in accordance with the German Commercial Code, the SAP AG review of operations, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as required by the German Commercial Code, section 315a, the consolidated financial statements voluntarily prepared in accordance with U.S. GAAP, and the reviews of SAP Group operations based on these consolidated financial statements, comparing them with the records on which they were based, and certified them without qualification. The auditor thus confirmed that, in its opinion based on the findings of the audit, the SAP AG and consolidated financial statements, in accordance with the applicable accounting regulations, accurately present SAP AG's and the SAP Group's assets, finances, and income.

All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board's proposal for the appropriation of retained earnings in good time.

Taking KPMG's audit reports into account, the Audit Committee and Supervisory Board audited the documents concerning the financial statements themselves after the Executive Board had explained them. The auditor attended the meeting of the Audit Committee on April 1, 2008, and the audit meeting of the full Supervisory Board on April 2, 2008, and reported on the audit and the results of the audit in detail. During the discussion with the auditor, both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. Furthermore, the Audit Committee reported to the Supervisory Board on its audit of the financial statements, its discussions with the auditor, and its examination of the internal control structure. The Audit Committee and Supervisory Board were able to satisfy themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements.

The Supervisory Board approved the audit and, because it did not raise any objections after the final result of its audit, gave its consent to the SAP AG financial statements, the consolidated financial statements, and the reviews of SAP AG and SAP Group operations. The financial statements and reviews of operations were thus formally adopted. The Supervisory Board's opinion of the Company and the Group coincided with that of the Executive Board as set out in the reviews of SAP AG and SAP Group operations. The Supervisory Board checked the proposal presented by the Executive Board for the appropriation of retained earnings, focusing on the stringency of the payout policy, the effects on liquidity, creditworthiness, and future financing requirements of SAP AG, as well as taking shareholders' interests into account – which included a discussion with the auditor. It then endorsed the Executive Board's proposal.

Changes on the Supervisory and Executive Boards

At the end of the Annual General Meeting of Shareholders on May 10, 2007, Christiane Kuntz-Mayr, Barbara Schennerlein, Bernhard Koller, Klaus Tschira, and Dieter Spöri stepped down from the Supervisory Board. Thomas Bamberger, Panagiotis Bissiritsas, Peter Koop, Joachim Milberg, and Klaus Wucherer were elected to the Supervisory Board for the first time, joining existing Supervisory Board members who had been reelected. With effect from April 1, 2007, Shai Agassi left the Executive Board. Following the successful acquisition of Business Objects S.A., its chief executive officer John Schwarz was appointed to the SAP AG Executive Board, effective March 1, 2008.

Supervisory Board member August-Wilhelm Scheer, who was a member of our Company's first Supervisory Board, stepped down from the Supervisory Board with effect from April 3, 2008. The Supervisory Board would like to thank August-Wilhelm Scheer for his many years of work on the Supervisory Board and for his valuable contributions to our business and product strategies. At its meeting on April 2, 2008, the Supervisory Board resolved to propose to the Annual General Meeting of Shareholders that Bernard Liautaud, the founder of Business Objects S.A., be elected to the Supervisory Board as August-Wilhelm Scheer's successor.

Léo Apotheker, previously deputy CEO of SAP AG, was appointed as co-CEO alongside Henning Kagermann, effective April 2, 2008.

The Supervisory Board thanks the Executive Board, the managers of the group companies, and all employees for their strong commitment and their work in 2007. We would also like to thank our customers and partners, who contributed significantly to our Company's success as well.



Prof. Dr. h.c. Plattner
for the Supervisory Board

COMPENSATION REPORT[1)]

This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation packages. It also contains information about Executive Board members' share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors' dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation Package

The Executive Board members' compensation package is defined by the Compensation Committee, a committee of the Supervisory Board chaired by Hasso Plattner (chairperson of the Supervisory Board). Its other members are Panagiotis Bissiritsas, Wilhelm Haarmann, Gerhard Maier, and Joachim Milberg.

Executive Board members' compensation is intended to reflect the Group's size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.

The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors' profit-sharing), and a long-term incentive element (share-based compensation).

A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors' compensation at comparable companies on the international stage. Every year, the Compensation Committee sets the target performance-related compensation, reflecting the relevant values in SAP's budget for that year. The number of virtual stock options issued in 2007 to each individual member of the Executive Board by way of share-based compensation was decided by the Compensation Committee at its meeting on March 21, 2007, and reflected the fair value of the options.

The following criteria apply to the elements of Executive Board compensation for 2007:

- The fixed element is paid as a monthly salary.
- The amount of performance-related compensation to be paid out in respect of 2007 depends on the SAP Group's achievement of its targets "operating income based on U.S. GAAP," on software and software-related revenue growth at constant currencies, and on the operating margin according to U.S. GAAP. On February 12, 2008, the Supervisory Board's Compensation Committee assessed SAP's performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in June 2008.
- The regular form of share-based compensation is the issue of virtual stock options under the terms of the 2007 stock option plan (SAP SOP 2007). The terms and details of SAP SOP 2007 are reported in Note 27 in the Notes to Consolidated Financial Statements section.

[1)] This compensation report is part of the audited Review of SAP Group Operations and of the Corporate Governance Report.

In 2006, Executive Board members received additional nonrecurring, share-based compensation in the form of stock appreciation rights (STARs) awarded under the Incentive Plan 2010, a share-based compensation plan. In 2007, no such nonrecurring compensation was awarded.

Amount of Compensation

Executive Board members' compensation was as follows in fiscal year 2007:

€(000)	Fixed Elements		Performance-Related Element	Regular Long-Term Incentive Elements	
	Salary	Other[1]	Directors' Profit-Sharing	Share-Based Compensation (SAP SOP 2007)[2]	Total
Prof. Dr. Henning Kagermann (CEO)	728.5	16.0	4,219.7	949.1	5,913.3
Shai Agassi (member until March 31, 2007)[4]	161.3	3.1	446.8[3]	–	611.2
Léo Apotheker	485.6	59.0	2,813.1	632.7	3,990.4
Dr. Werner Brandt	443.4	41 3	2,568.5	577.7	3,630.9
Prof. Dr. Claus E. Heinrich	443.4	20.2	2,568.5	577.7	3,609.8
Gerhard Oswald	443.4	14.8	2,568.5	577.7	3,604.4
Dr. Peter Zencke	443.4	28.0	2,568.5	577.7	3,617.6
	3,149.0	**182.4**	**17,753.6**	**3.892.6**	**24,977.6**

[1] Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group
[2] Fair value at the time of allocation.
[3] The portion of the directors' profit-sharing for January through March 2007 was calculated on the basis of the actual directors' profit-sharing paid in 2006
[4] Shai Agassi left the Executive Board on March 31, 2007. His employment contract with SAP ended on April 30, 2007
Details of the benefits paid due to early contract termination are set out in the End-of-Service Undertakings section.

The values for regular share-based compensation in the table above result from the following allocations of SAP SOP 2007 virtual stock options granted in 2007.

The following table shows the total Executive Board Compensation including the SAP SOP 2002 stock options granted in 2006 and the STARs granted under the Incentive Plan 2010.

€(000)		Fixed Elements	Performance-Related Element	Regular Long-Term Incentive Elements		Nonrecurring Long-Term Incentive Element	
	Salary	Other[1]	Directors' Profit-Sharing	Share-Based Compensation (SAP SOP 2002)[2]	Total Before Nonrecurring Element	Share-Based Compensation (Incentive Plan 2010)[2]	Total
Prof. Dr. Henning Kagermann (CEO)	710.7	17.0	2,673.7	949.0	4,350.4	4,680.1	9,030.5
Shai Agassi	474.4	59.5	1,782.5	632.7	2,949.1	3,120.1	6,069.2
Léo Apotheker	473.8	0.3	1,782.5	632.7	2,889.3	3,120.1	6,009.4
Dr. Werner Brandt	432.6	41.3	1,627.5	577.7	2,679.1	1,560.0	4,239.1
Prof. Dr. Claus E. Heinrich	432.6	20.0	1,627.5	577.7	2,657.8	1,560.0	4,217.8
Gerhard Oswald	432.6	14.8	1,627.5	577.7	2,652.6	1,560.0	4,212.6
Dr. Peter Zencke	432.6	27.7	1,627.5	577.7	2,665.5	1,560.0	4,225.5
					20,843.8		**38,004.1**

[1] Insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group.
[2] Fair value at the time of allocation.

Regular Share-Based Compensation Under SAP SOP 2007

	Quantity	Fair Value of Right at Time of Grant	Total Fair Value of Long-Term Incentive Elements at Time of Grant	Fair Value of Right on Dec. 31, 2007	Total Value on Dec. 31, 2007
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	949.1	8.53	1,012.0
Shai Agassi	–	–	0		
Léo Apotheker	79,093	8.00	632.7	8.53	674.7
Dr. Werner Brandt	72,216	8.00	577.7	8.53	616.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	577.7	8.53	616.0
Gerhard Oswald	72,216	8.00	577.7	8.53	616.0
Dr. Peter Zencke	72,216	8.00	577.7	8.53	616.0
	486,594		**3,892.6**		**4,150.7**

Regular Share-Based Compensation Under SAP SOP 2002 and Nonrecurring Share-Based Compensation Under Incentive Plan 2010 in 2006:

	Regular Share-Based Compensation			Nonrecurring Share-Based Compensation			
	SAP SOP 2002			Incentive Plan 2010			Total Fair Value of Long-Term Incentive Elements at Time of Grant
	Quantity	Fair Value at Time of Grant	Total	Quantity	Fair Value at Time of Grant	Total	
		€	€(000)		€	€(000)	€(000)
Prof. Dr. Henning Kagermann (CEO)	35,851	26.47	949.0	188,182	24.87	4,680.1	5,629.1
Shai Agassi	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Léo Apotheker	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Dr. Werner Brandt	21,823	26 47	577.7	62,727	24.87	1,560.0	2,137.7
Prof. Dr. Claus E. Heinrich	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Gerhard Oswald	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Dr. Peter Zencke	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
	170,945		**4,525.2**	**690,000**		**17,160.1**	**21,685.3**

End-of-Service Undertakings

Retirement Pension Plan

Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent's pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary's 60th birthday. The surviving dependent's pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.

The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90% of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

An exceptional agreement applies to Executive Board member Léo Apotheker. Léo Apotheker's agreement provides only for a retirement pension, and the pension contribution reflects his participation in the French social security system. Former Executive Board member Shai Agassi has rights to future benefits under the pension plan of SAP America Inc. The accrual was significantly reduced in 2007 because, when Shai Agassi left SAP, the rights to future benefits were paid out as a lump sum using the legal options available in the United States. Henning Kagermann's rights to retirement pension benefits will be increased by further annual contributions because he has remained a member of the Executive Board after his 60th birthday.

The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:

€(000)	Prof. Dr. Henning Kagermann (CEO)	Shai Agassi	Léo Apotheker	Dr. Werner Brandt	Prof. Dr. Claus E. Heinrich	Gerhard Oswald	Dr. Peter Zencke	Total
PBO January 1, 2006	5,592.1	172.0	462.1	529.4	3,252.4	3,525.8	4,127.5	17,661.3
Less plan assets market value January 1, 2006	3,952.4	113.6	579.1	313.8	1,512.3	1,732.5	2,559.7	10,763.4
Accrued January 1, 2006	**1,639.7**	**58.4**	**-117.0**	**215.6**	**1,740.1**	**1,793.3**	**1,567.8**	**6,897.9**
PBO change in 2006	- 257.4	184.8	- 16.7	63.9	- 237.1	- 241.5	- 251.6	- 755.6
Plan assets change in 2006	630.1	132.8	24.3	94.4	251.1	282.6	387.3	1,802.6
PBO December 31, 2006	5,334.7	356.8	445.4	593.3	3,015.3	3,284.3	3,875.9	16,905.7
Less plan assets market value December 31, 2006	4,582.5	246.4	603.4	408.2	1,763.4	2,015.1	2,947.0	12,566.0
Accrued December 31, 2006	**752.2**	**110.4**	**- 158.0**	**185.1**	**1,251.9**	**1,269.2**	**928.9**	**4,339.7**
PBO change in 2007	530.5	- 320.9	- 22.9	20.4	- 284.4	- 269.5	- 228.4	- 575.2
Plan assets change in 2007	645.5	- 199.0	27.0	102.5	265.3	301.3	407.9	1,550.5
PBO December 31, 2007	5,865.2	35.9	422.5	613.7	2,730.9	3,014.8	3,647.5	16,330.5
Less plan assets market value December 31, 2007	5,228.0	47.4	630.4	510.7	2,028.7	2,316.4	3,354.9	14,116.5
Accrued December 31, 2007	**637.2**	**- 11.5**	**- 207.9**	**103.0**	**702.2**	**698.4**	**292.6**	**2,214.0**

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2007:

€(000)	Vested on Dec. 31, 2007	Vested on Dec. 31, 2006
Prof. Dr. Henning Kagermann (CEO)	322.7[1]	289.8
Shai Agassi	13.2	13.5
Léo Apotheker	45.5	45.5
Dr. Werner Brandt	41.0	34.4
Prof. Dr. Claus E. Heinrich	175.2	165.5
Gerhard Oswald	192.8	184.6
Dr. Peter Zencke	216.9	207.2

[1] Due to the extension of Henning Kagermann's contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on May 31, 2009, based on the entitlements vested on December 31, 2007.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.

In 2007, pension benefits of €743,000 were paid to former Executive Board members (2006: €725,000). On December 31, 2007, the projected benefit obligation for former Executive Board members was €11,587,000 (2006: €12,541,000).

Early Termination

The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.

If an Executive Board member's post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months' notice. There is a change of control when a takeover obligation to the shareholders of SAP AG arises under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member's contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member such as a pension.

Payments of €3,910,400 were agreed for Shai Agassi in relation to the ending of his contract with SAP on April 30, 2007, in accordance with the above agreements on payments made for early termination and the postcontractual noncompete period. Abstention compensation paid for the postcontractual noncompete period was not deducted from the pension amounts payable by SAP.

Long-Term Incentives for the Executive Board

Members of the Executive Board hold virtual stock options under SAP SOP 2007, STARs under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000 that were granted to them in previous years. The terms and details of these plans are reported in Note 27 in the Notes to Consolidated Financial Statements section.

SAP SOP 2007

The table below shows Executive Board members' holdings, on December 31, 2007, of virtual stock options issued under the SAP SOP 2007 plan since its inception.

The exercise price for an option is 110% of the base price. The base price is the average closing price of one SAP share in the Frankfurt stock exchange Xetra trading system over the 20 consecutive business days immediately starting the day after the announcement of the Company's preliminary annual results. The premium of 10%, which is payable in addition to the base price, serves the purpose of rendering the exercise of the option economically reasonable only after the stock exchange price of the SAP share has risen by at least 10% as compared with the price used to determine the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2007.

SAP SOP 2007 Stock Options

	Holding on Dec. 31, 2007	Fair Value of Unit at Time of Grant	Fair Value of Unit on Dec. 31, 2007	Accrual on Dec. 31, 2007
	Quantity of Options	€	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	8.53	379.5
Léo Apotheker	79,093	8.00	8.53	253.0
Dr. Werner Brandt	72,216	8.00	8.53	231.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	8.53	231.0
Gerhard Oswald	72,216	8.00	8.53	231.0
Dr. Peter Zencke	72,216	8.00	8.53	231.0
	486,594			**1,556.5**

Incentive Plan 2010

The additional nonrecurring share-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 share-based compensation plan. The plan is a nonrecurring incentive with a term of up to five years, intended to give more encouragement than previously for innovation and to ensure the Executive Board actions remain focused on a long-term goal. The Incentive Plan 2010 is a share-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP's average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and December 31, 2005, and SAP stock outperforms the GSTI Software Index over the same period. Payouts are scaled as follows:

- If market capitalization does not increase by 50% or more, the Executive Board will not receive a payout.
- If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.
- If SAP's market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.

The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100% increase in market capitalization is reached at an earlier date, while at the same time the stock is outperforming the GSTI Software Index, the plan ends at that earlier date. All payouts under the plan are cash; no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit; that is, a substantial extraordinary unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the Compensation Committee of the Supervisory Board. The terms and details of this plan are reported in Note 27 in the Notes to Consolidated Financial Statements section.

Nonrecurring Share-Based Compensation: Incentive Plan 2010

	Original Quantity Granted	Fair Value of Unit at Time of Grant	Fair Value of Unit on Dec. 31, 2007	Accrual on Dec. 31, 2007
	Number of Rights	€	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	188,182	24.87	8.06	575.3
Shai Agassi	125,455[1]	24.87	8.06	0.0
Léo Apotheker	125,455	24.87	8.06	383.5
Dr Werner Brandt	62,727	24.87	8.06	191.8
Prof. Dr. Claus E. Heinrich	62,727	24.87	8.06	191.8
Gerhard Oswald	62,727	24.87	8.06	191.8
Dr. Peter Zencke	62,727	24.87	8.06	191.8
	690,000			**1,726.0**

[1] The rights expired in the reporting period.

SAP SOP 2002

The table below shows Executive Board members' holdings, on December 31, 2007, of stock options issued under the SAP SOP 2002 plan since its inception.

The exercise prices for SAP SOP 2002 stock options are 110% of the base price of an SAP AG common share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price must be not less than the closing auction price on the day before the issue date. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

	Exercise Price per Share	Holding on January 1, 2007		Rights Exercised in 2007	Price on Exercise Day	Holding on December 31, 2007	
	€	Quanity of Shares	Remaining Term in Years	Quantity of Shares	€	Quantity of Shares	Remaining Term in Years
Prof. Dr. Henning Kagermann (CEO)	22.59	320,000	1.16	320,000	38.7071	–	-
	37.50	200,000	2.13	–		200,000	1.13
	33.55	267,820	3.11	–		267,820	2.11
	46.48	143,404[2]	4.10	-		143,404	3.10
Shai Agassi[1]	22.59	120,000	1.16	120,000	36.805	–	-
	24.78	120,000	1.33	120,000	36.805	-	-
	37.50	112,000	2.13	-		112,000	1.13
	33.55	149,980	3.11	–		149,980	1.33
	46.48	95,604[2]	4.10	-		95,604	1.33
Léo Apotheker	37.50	112,000	2.13	-		112,000	1.13
	33.55	149,980	3.11	-		149,980	2.11
	46.48	95,604[2]	4.10	-		95,604	3.10
Dr. Werner Brandt	37.50	112,000	2.13	-		112,000	1.13
	33.55	149,980	3.11	-		149,980	2.11
	46.48	87,292[2]	4.10	-		87,292	3.10
Prof. Dr. Claus E. Heinrich	22.59	180,000	1.16	180,000	38.7071	-	-
	37.50	112,000	2.13	–		112,000	1.13
	33.55	149,980	3.11	-		149,980	2.11
	46.48	87,292[2]	4.10	-		87,292	3.10
Gerhard Oswald	33.55	149,980	3.11	-		149,980	2.11
	46.48	87,292[2]	4.10	-		87,292	3.10
Dr. Peter Zencke	22.59	180,000	1.16	180,000	38.7071	-	-
	37.50	112,000	2.13	-		112,000	1.13
	33.55	149,980	3.11	-		149,980	2.11
	46.48	87,292[2]	4.10	-		87,292	3.10
		3,531,480		920,000		2,611,480	

[1] Shai Agassi can exercise his outstanding stock options under SAP SOP 2002 within the agreed two-year grace period in accordance with the applicable plan terms. The rights exercised in 2007 were exercised by Shai Agassi after he left the Executive Board.
[2] These rights could not be exercised on December 31, 2007.

No rights expired or were forfeited in the report year.

LTI Plan 2000

Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of SAP stock over time against the GSTI Software Index.

The table below shows stock options held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share upon exercise of the option on December 31, 2007. Exercise prices vary with the performance of SAP stock over time against the GSTI Software Index. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

LTI Plan 2000 Stock Options

	Exercise Price per Share	Holding on January 1, 2007		Rights Exercised in 2007	Price on Exercise Day[1]	Holding on December 31, 2007	
	€	Quantity of Shares	Remaining Term in Years	Quantity of Shares	€	Quantity of Shares	Remaining Term in Years
Prof. Dr. Henning Kagermann (CEO)	20.09	112,128	3.14	–	–	112,128	2.14
	24.41	157,500	4.14	–	–	157,500	3.14
Léo Apotheker	30.16	87,500	5.14	–	–	87,500	4.14
Dr. Peter Zencke	20.09	27,924	3.14	–	–	27,924	2.14
	24.41	73,700	4.14	–	–	73,700	3.14
		458,752				**458,752**	

[1] In 2007, no stock options under the LTI Plan were exercised. Therefore, the exercise price is not given here because it is variable and is only calculated on the exercise day

The table below shows convertible bonds held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP common share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the exercise price for a bond is four times the exercise price per share shown in the table.

LTI Plan 2000 Convertible Bonds

	Exercise Price per Share	Holding on January 1, 2007		Rights Exercised in 2007	Price on Exercise Day	Holding on December 31, 2007	
	€	Quantity of Shares	Remaining Term in Years	Quantity of Shares	€	Quantity of Shares	Remaining Term in Years
Prof. Dr. Henning Kagermann (CEO)	72.58	89,700	3.14	-		89,700	2.14
	47.81	126,000	4.14	-		126,000	3.14
	37.88	360,000	5.14	-		360,000	4.14
Léo Apotheker	83.67	95,400	3.19	-		95,400	2.19
	47.81	120,000	4.14	-		120,000	3.14
	37.88	70,000	5.14	-		70,000	4.14
Dr. Werner Brandt	47.81	20,000	4.14	-		20,000	3.14
	37.88	120,000	5.14	-		120,000	4.14
Prof. Dr. Claus E. Heinrich	72.58	65,700	3.14	-		65,700	2.14
	47.81	88,000	4.14	-		88,000	3.14
	37.88	200,000	5.14	-		200,000	4.14
Gerhard Oswald	72.58	65,700	3.14	-		65,700	2.14
	47.81	88,000	4.14	-		88,000	3.14
Dr. Peter Zencke	72.58	65,700	3.14	-		65,700	2.14
	47.81	88,000	4.14	-		88,000	3.14
	37.88	200,000	5.14	-		200,000	4.14
		1,862,200				**1,862,200**	

Total Expense for Share-Based Compensation

In 2006 and 2007, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

€(000)	2007	2006
Prof. Dr. Henning Kagermann (CEO)	1,047.5	1,699.1
Shai Agassi	85.8	1,045.8
Léo Apotheker	690.3	1,045.8
Dr. Werner Brandt	601.4	868.6
Prof. Dr. Claus E. Heinrich	601.4	868.6
Gerhard Oswald	601.4	868.6
Dr. Peter Zencke	601.4	868.6
	4,229.2	**7,265.1**

Stock Held by Executive Board Members

No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 86,515 SAP shares on December 31, 2007. On December 31, 2006, members of the Executive Board held a total of 287,384 SAP shares.

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Léo Apotheker	April 23, 2007	Stock sale	120,000	38.5188
	October 19, 2007	Stock purchase	1,000	38.09
Dr. Werner Brandt	February 5, 2007	Stock purchase	2,000	35.58
	October 18, 2007	Stock purchase	1,000	38.20
Prof. Dr. Claus E. Heinrich	August 15, 2007	Stock sale	180,000	38.7071
Prof. Dr. Henning Kagermann	August 15, 2007	Stock sale	292,069	38.7071
	August 15, 2007	Stock purchase[1)]	27,931	22.5925
Dr. Peter Zencke	August 15, 2007	Stock sale	180,000	38.7071

[1)] Shares acquired by exercising SAP SOP 2002 stock options.

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2007 or the previous year.

As far as the law permits, SAP AG and SAP AG's affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors' and officers' group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. We believe the motivation and responsibility that the members of the Executive Board and Supervisory Board bring to their duties would not be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.

Compensation for Supervisory Board Members

Compensation Package

Supervisory Board members' compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenditure, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on common shares.

The fixed element is €75,000 for the chairperson, €50,000 for the deputy chairperson, and €37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of €2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives €5,000. The fixed remuneration element is due for payment after the end of the fiscal year.

The variable compensation element is €8,000 for the chairperson, €6,000 for the deputy chairperson, and €4,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.25.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €200,000 for the chairperson, €150,000 for the deputy chairperson, and €100,000 for other members.

Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson and to the additional compensation for committee chairs and memberships.

Amount of Compensation
Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 3, 2008, the compensation paid to Supervisory Board members in respect of fiscal year 2007 will be as set out in the table below:

€(000)				2007				2006
	Fixed Compensation	Variable Compensation	Compensation for Committee Work	Total	Fixed Compensation	Variable Compensation	Compensation for Committee Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	15.0	215.0	75.0	125.0	15.0	215.0
Lars Lamadé (deputy chairperson from May 10, 2007)	49.0	80.2	2.5	131.7	37.5	62.5	2.5	102.5
Pekka Ala-Pietilä	37.5	62.5	2.5	102.5	37.5	62.5	2.5	102.5
Thomas Bamberger (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0
Panagiotis Bissiritsas (from May 10, 2007)	25.0	41.7	3.3	70.0	0.0	0.0	0.0	0.0
Willi Burbach	37.5	62.5	4.2	104.2	37.5	62.5	2.5	102.5
Helga Classen (deputy chairperson until May 10, 2007)	45.8	75.0	2.5	123.3	50.0	100.0	2.5	152.5
Prof. Dr. Wilhelm Haarmann	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Peter Koop (from May 10, 2007)	25.0	41.7	1.6	68.3	0.0	0.0	0.0	0.0
Bernhard Koller (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Christiane Kuntz-Mayr (until May 10, 2007)	15.6	26.0	2.1	43.8	37.5	62.5	5.0	105.0
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	0.0	100.0	37.5	62.5	0.0	100.0
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg (from May 10, 2007)	25.0	41.7	5.0	71.7	0.0	0.0	0.0	0.0
Prof. Dr. Dr. h.c. August-Wilhelm Scheer	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Dr. Barbara Schennerlein (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. Erhard Schipporeit	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Stefan Schulz	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. Dieter Spöri (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. h.c. Klaus Tschira (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0
	672.9	**1,118.8**	**76.3**	**1,867.9**	**650.0**	**1,100.0**	**70.0**	**1,820.0**

In addition, we reimburse members of the Supervisory Board for their incurred expenses and the value-added tax payable on their compensation.

Long-Term Incentives for the Supervisory Board

We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board Members' Shareholdings

Note 20 in the Notes to Consolidated Financial Statements section shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira (who left the Supervisory Board in May 2007), and the companies they control, on December 31, 2007. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2007 or of the previous year. Members of the Supervisory Board held a total of 128,993,710 SAP shares on December 31, 2007. On December 31, 2006, members of the Supervisory Board held a total of 262,623,884 SAP shares.

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Peter Koop	August 13, 2007	Stock purchase	141	40.231
Dr. Gerhard Maier	October 30, 2007	Stock sale	7,600	37.4157
Helga Classen	December 10, 2007	Stock sale	7,556	35.7999

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2007 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred in 2007 under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors' and officers' group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.

SPRINGING FROM THE BLOCKS FOR THE NEXT GROWTH SPRINT

WITH SAP ERP, NIKE IS IN TOP FORM TO OUTPACE THE COMPETITION

Nike is a global marketer of athletic footwear, apparel and equipment and operates in over 160 countries. Nike is headquartered in Beaverton, OR, United States, and employs more than 30,000 people worldwide. For the fiscal year ending May 31, 2007, Nike reported record revenues of US$16.3 billion, a US$1.3 billion increase over last year's earnings.
Nike has been an SAP customer since 1999.

As the global leader in the apparel and footwear industry, Nike orchestrates a dynamic business network of manufacturers, logistics providers, and other trading partners to respond rapidly to ever-shortening fashion cycles and deliver innovative products to its consumers. To deliver even higher customer value and achieve its goal of becoming a US$23 billion sales company by 2011, the company has recognized the need to adopt a new market focus and transform its business network to take on a new role of being – or fostering – a consumer-intimate retail experience.

The strategic change in market focus emphasizes developing a systematic and continuous relationship with consumers via each "category" of sporting activities that they practice – men's fitness, women's fitness, running, soccer, football, basketball, golf, and others. This strategy will require flexible, end-to-end business processes within the company and across the business network to operate successfully on a global scale.

In order to develop intimacy with its consumers and meet the demands of accelerating fashion cycles in an increasingly competitive business environment, Nike is relying on the SAP Apparel and Footwear application and SAP's enterprise service-oriented architecture (enterprise SOA).

www.nike.com

Value Drivers

Strategic Goals

- Execute with perfection
- Develop relationship/intimacy with its consumers
- Build a consumer-driven supply network
- Product innovation and leadership
- Change core processes to enable retail growth
- Set up infrastructure for US$23+ billion business
- Elevate Nike to a world-class operational organization

Key Challenges

- Competition is tougher and more diverse (consolidation, private labels, and others).
- Consumers demand more and more fashionable products that last for shorter times. Therefore, Nike needs to shrink time to market and to find ways to receive the signals from the market more quickly regarding new fashions that consumers are buying.
- Continuing escalation of sports marketing costs
- Decreasing effectiveness of key traditional advertising vehicles
- Overall, Nike needs to increase visibility into their suppliers' supply chain and manufacturing processes.

Value Realization

Results

- From 2000 to 2007, SAP has helped Nike to build a global foundation to position the company for growth.
- The SAP solutions contributed significantly in enabling Nike to adopt global processes. Consequently, Nike has seen material improvements in its performance: cash flow, inventory turns, profitability, and so on.
- Many of Nike's products, such as athletic footwear, contain a lot of complexity – a multitude of sizes, widths, colors, and extras. SAP's solutions help to manage this complexity.
- The lead time for products has gone from nine months to six, in some cases to three months.
- Inventory levels have been reduced.
- Nike's factory order interval time has been cut from one month to a week in some cases.

SAP Solutions

SAP ERP 6.0

SAP Apparel and Footwear 6.3

SAP Demand Planning

SAP Supply Network Collaboration

SAP NetWeaver Business Intelligence

SAP Custom Development services

FINANCIAL INFORMATION

Since 1999, we have prepared consolidated financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). This ensures direct comparability with the financial statements of our international competitors. In addition to the many disclosures required under U.S. GAAP, the notes to our statements contain a great deal of extra detail that we provide voluntarily. The review of operations meets the requirements of the German Commercial Code or Handelsgesetzbuch (HGB), but it also contains additional voluntary information. We are committed to increasing transparency, as the international financial community rightly demands.

074 **Independent Auditor's Report**

075 **Review of SAP Group Operations**

125 **Consolidated Financial Statements**

125 Consolidated Statements of Income

126 Consolidated Balance Sheets

128 Consolidated Statements of Comprehensive Income

129 Consolidated Statements of Shareholders' Equity

130 Consolidated Statements of Cash Flows

131 Notes to Consolidated Financial Statements 2007

203 **Financial Statement of SAP AG – Short Version**

204 **Five-Year Summary**

INDEPENDENT AUDITOR'S REPORT

To the SAP AG, Walldorf

We have audited the consolidated financial statements prepared by the SAP AG, Walldorf, comprising the balance sheet, the income statement, cash flow statement, statement of comprehensive income and the notes to the consolidated financial statements for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. In addition we have been engaged to express an opinion as to whether the voluntarily prepared group management report is in agreement with the group management report of SAP AG, Walldorf, prepared in accordance with § 290 and § 315 HGB [Handelsgesetzbuch – „German Commercial Code"] apart from appropriate incorporation of US-GAAP financial data.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB, German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) as well as in compliance with Auditing Standards Generally Accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with U.S. GAAP are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with U.S. GAAP and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The voluntarily prepared group management report is consistent with the consolidated financial statements prepared in accordance with U.S. GAAP and is, apart from appropriate incorporation of U.S. GAAP financial data, in agreement with the group management report of SAP AG prepared in accordance with § 290 and § 315 HGB, on which we have issued an unqualified statutory audit opinion. Based on this the group management report as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Mannheim, Germany
March 19, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft




KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
BERLIN

Dr. Schindler
Wirtschaftsprüfer

Walter
Wirtschaftsprüfer

REVIEW OF SAP GROUP OPERATIONS[1), 2)]

General Information

The SAP Group of Companies
Founded in 1972, SAP is today one of the leading international providers of business software and, based on market capitalization, it is the world's third-largest independent software manufacturer. We have more than 46,100 customers in over 120 countries and employ more than 43,800 people at sales and development locations in more than 50 countries in the Europe, Middle East, and Africa (EMEA), Americas, and Asia Pacific Japan regions. SAP is headquartered in Walldorf, Germany.

Selling software licences for SAP solutions created by more than 12,000 developers all over the world is the core of our business. With these solutions, companies can design efficient, flexible business processes and make sustainable improvements to value creation. In 2007, our solution portfolio featured the SAP NetWeaver technology platform as well as the following key software applications:

- SAP Business Suite applications, which help large companies and international corporations improve business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships
- Industry solutions for large companies and international corporations in more than 25 specific industries, for example discrete manufacturing, process industries, financial services, consumer products, retail, and the public, services, and utilities sectors
- SAP Business All-in-One solutions, our new SAP Business ByDesign solution, and the SAP Business One application, which address the needs of small businesses and midsize companies
- Solutions for business users, who need software to help them rapidly make strategic decisions – and relieve them of administrative tasks

In addition, we offer consulting, maintenance, and training services tailored for our software solutions. We develop and market our products in close cooperation with business partners.

Our financial reporting divides our activities into three segments: product, consulting, and training. For more information about the segments, see Note 28 in the Notes to Consolidated Financial Statements section.

Forward-Looking Statements
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and related projections we make about future conditions and events, including but not limited to economic conditions in general and trends in our business; our ability to attract and retain personnel; competition in the software industry; our implementation of business strategy; the development and introduction of new services and products; freedom to use intellectual property; regulatory and political conditions; our adaptation to technological developments; the acceptance by the market of our services and products; terrorist attacks or other acts of violence or war; our integration of newly acquired businesses; our meeting customers' requirements; and other risks and uncertainties, some of which we describe in the Risk Factors and Risk Management section. The words "anticipate," "believe," "continue," "counting on," "is confident," "estimate," "expect," "forecast," "guidance," "intend," "may," "outlook," "plan," "project," "predict," "seek to," "should," "strategy," "want," "will," "would," and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2006 and our Annual Report on Form 20-F for fiscal year 2007, which will be filed with the SEC before June 30, 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.

[1)] Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of SAP Group Operations.
[2)] In this Review of SAP Group Operations, earnings per share reflects the issuance in 2006, under a capital increase from corporate funds, of three bonus shares for every share already held. (See Note 23 in the Notes to the Consolidated Financial Statements section.) The figures for 2005 have been adjusted accordingly.

Managing for Value

We use performance measures that help manage our primary aim, the sustained growth of corporate value, and the ancillary goal of profitable revenue growth. We use different value measures for operating and non-operating income, and at the Group level we use an overarching performance measure. All of the key numbers we used to measure our performance in 2007 were based on U.S. GAAP accounting.

The key measures we use to manage our operational business are growth of software and software-related service revenue, the software revenue growth that underlies it, and the operating margin. The target values are tuned to each other for profitable growth.

- Software revenue growth is the key revenue growth driver because it tends to stimulate our other revenue streams. The chief source of software revenue is the one-time fees customers pay for software licenses. Generally, customers that buy software licenses also enter into maintenance contracts and these generate recurring software-related service revenue after the software sale. Maintenance contracts cover support services, regular software maintenance, and other unspecified software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or hosting terms. Software revenue stimulates service revenue from consulting and training sales.
- Another measure we use is operating margin, which measures our overall operational process efficiency and the performance of our core business (software licenses, maintenance, and other software-related service revenue). Operating margin is the ratio of our operating income to total revenue, expressed as a percentage.
- To address more opportunities in new, untapped midmarket segments, over eight quarters starting with the first quarter of 2007 we are investing an additional €300 million to €400 million (approximately) to build a business around the SAP Business ByDesign solution. To show how much of our operating margin we are reinvesting in future growth, we report every quarter on when and how much of this investment has been made.

We also use performance measures – chiefly net financial income/expense and the effective Group tax rate – to manage non-operating items:

- Financial income provides insight especially into the return on liquid assets and capital investments. To manage financial income, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. Another aspect is management of working capital by reducing the days' sales outstanding for receivables.
- The effective Group tax rate is the ratio of income taxes (in accordance with U.S. GAAP) to income from continuing operations before income taxes and minority interests, expressed as a percentage.

Earnings per share (EPS) from continuing operations is a measure of the overall performance of the Group, because it catches all operating and non-operating elements of income. It represents the portion of consolidated net income from continuing operations allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS from continuing operations is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We see buying back stock as another good way (in addition to distributing a dividend) of returning value to shareholders, so we repurchase SAP stock for treasury pursuant to powers granted by the shareholders at their meetings.

Our holistic view of the performance measures described above and our associated analyses together make up the information base we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to the decision makers.

Our long-term strategic plans are the starting point for planning and controlling processes, including creating a multiyear plan. We identify future growth and profitability drivers at a highly aggregated level. The process is intended to identify the best areas in which to target sustained investment. The next step is to distill multiyear plans for areas of development and for customer-facing and support functions, and to break them down by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also use quarterly forecasting processes, which we can adapt ad hoc, to quantify success in realizing strategic revenue and income goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze such developments and define any appropriate actions.

The entire network of planning, control, and reporting processes is implemented in integrated planning and information systems across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions. For example, we can precisely analyze differences in profitability between subsidiaries or investigate the impact of revenue growth on income.

Non-U.S. GAAP Financial Measures

This review of our 2007 operations discusses certain adjusted financial measures, namely cash earnings according to DVFA/SG, free cash flow, and constant currency period-over-period changes in financial measures, that are not prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). In addition, the outlook guidance information for 2008 discusses further adjusted financial measures. These include non-U.S. GAAP revenue, non-U.S. GAAP operating income, and non-U.S. GAAP operating margin, as well as constant currency period-over-period changes in revenue. Adjusted financial measures that are not prepared in accordance with U.S. GAAP are considered non-U.S. GAAP financial measures. Our non-U.S. GAAP financial measures may not correspond to non-U.S. GAAP financial measures that other companies report. The non-U.S. GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, net income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. This report shows how our non-U.S. GAAP financial measures reconciled to the nearest U.S. GAAP financial measures for the report year and earlier years.

Non-U.S. GAAP Revenues, Non-U.S. GAAP Operating Income, and Non-U.S. GAAP Operating Margin

We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. The outlook we provide for 2008 is based on the same non-U.S. GAAP revenue, non-U.S. GAAP operating income, and non-U.S. GAAP operating margin measures we have been using for all purposes since the beginning of 2008 for our budgets, forecasts, reports, compensation, and communications.

Non-U.S. GAAP Revenue

Revenue in this report identified as "non-U.S. GAAP revenue" has been adjusted from the corresponding U.S. GAAP numbers by including the full amount of Business Objects S.A. (Business Objects) support revenue that Business Objects would have recognized had it remained a standalone entity but that we are not permitted to recognize as revenue under U.S. GAAP as a result of fair value accounting for the Business Objects support contracts we stepped into when we acquired Business Objects.

Under U.S. GAAP, we record at fair value the obligations assumed under Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues, and our U.S. GAAP total revenues for periods after the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts if SAP had not acquired Business Objects. Adjusting revenue numbers for this one-time revenue effect provides additional insight into our ongoing performance because the support contracts are typically one-year contracts, and renewals of these contracts are expected to result in revenues that are not affected by the business combination-related fair value accounting.

We believe that our non-U.S. GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-U.S. GAAP revenue and U.S. GAAP revenue. We caution the readers of this document to follow a similar approach by considering our non-U.S. GAAP revenues only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with U.S. GAAP.

Non-U.S. GAAP Operating Income; Non-U.S. GAAP Operating Margin

Operating income and operating margin in this document identified as non-U.S. GAAP operating income or non-U.S. GAAP operating margin have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including in our non-U.S. GAAP revenue the full amount of Business Objects support revenues excluded under U.S. GAAP fair value accounting, and by excluding acquisition-related charges. Acquisition-related charges in this context comprise:

- Amortization expense of intangibles acquired through business combinations and standalone acquisitions of intellectual property
- Expense from purchased in-process research and development
- Restructuring expenses as far as incurred in connection with a business combination and accounted for under SFAS 146 as exit activity

Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore, acquisition-related charges may include one-time charges that do not adequately reflect our ongoing operating performance. Eliminating acquisition-related charges makes it easier to draw comparisons with our past operating performance and with the operating margins of peer companies in our industry that have a different history to our own in respect of acquisitions.

We believe that our non-U.S. GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-U.S. GAAP operating income and margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our non-GAAP operating income and margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.

As comparators for our 2008 outlook guidance, we show our 2007 non-U.S. GAAP revenue, non-U.S. GAAP operating income, and non-U.S. GAAP operating margin. They reconcile to the nearest U.S. GAAP equivalents as follows:

€ millions, except operating margin	U.S. GAAP Measure	Business Objects Support Revenue Not Recorded Under U.S. GAAP	Acquisition-Related Charges	Non-U.S. GAAP Measure
Software and software-related service revenue	7,427	–	–	7,427
Total revenue	10,242	–	–	10,242
Total operating expenses	– 7,510	–	61	– 7,449
Operating income	2,732	–	61	2,793
Operating margin on continuing operations	26.7%	–		27.3%

Constant Currency Period-over-Period Changes

We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, changes in sales volumes, prices, and currency exchange rates affect period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide data expressed in such units to show changes in the volume of products and services sold. To provide information that may be useful to investors in breaking down and evaluating sales volume growth, we do present information adjusted for foreign currency effects about our revenue growth and various values and components relating to operating income. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currency items using the average exchange rates from the previous (comparator) year instead of the report year.

We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may materially affect our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of volume and price changes as elements of the overall change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes in measures of financial performance only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures prepared in accordance with U.S. GAAP.

Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

	Percentage Change from 2007 to 2006 (U.S. GAAP)	**Percentage Change from 2007 to 2006 (Constant Currency)**	**Currency Effect**
	%	%	Percentage Points
Software revenue	13	18	- 5
Support revenue	11	15	- 4
Subscription and other software-related service revenue	41	46	- 5
Software and software-related service revenue	**13**	**17**	**- 4**
Consulting revenue	- 1	2	- 3
Training revenue	7	11	- 4
Other service revenue	18	23	- 5
Professional service and other service revenue	**1**	**4**	**- 3**
Other revenue	3	7	- 4
Total revenue	**9**	**13**	**- 4**
Software revenue by region[1]:			
EMEA region[2]	14	15	- 1
Americas region	8	16	- 8
Asia Pacific Japan region	28	32	- 4
Software revenue	**13**	**18**	**- 5**
Software and software-related service revenue by region:			
Germany	7	7	0
Rest of EMEA region	17	19	- 2
EMEA region	13	14	- 1
United States	6	16	- 10
Rest of Americas region	18	22	- 4
Americas region	9	17	- 8
Japan	10	21	- 11
Rest of Asia Pacific Japan region	25	26	- 1
Asia Pacific Japan region	19	24	- 5
Software and software-related service revenue	13	17	**- 4**
Total revenue by region:			
Germany	5	5	0
Rest of EMEA region	13	14	- 1
EMEA region	10	11	- 1
United States	4	13	- 9
Rest of Americas region	12	15	- 3
Americas region	6	14	- 8
Japan	4	14	- 10
Rest of Asia Pacific Japan region	22	24	- 2
Asia Pacific Japan region	15	20	- 5
Total revenue	**9**	**13**	**- 4**
Operating income	**6**	**8**	**- 2**

[1] By customer location.
[2] Europe, the Middle East, and Africa.

Cash Earnings According to DVFA/SG

Cash earnings according to DVFA/SG is an adjusted cash-flow measure developed by the Society of Investment Professionals in Germany to improve comparability between companies.

Cash earnings according to DVFA/SG should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP. The reconciliation from cash earnings according to DVFA/SG to net income is shown in the Investor Relations section.

Free Cash Flow

We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company's cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions.

Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

Free cash flow reconciles to net cash provided by operating activities as follows:

€ millions	2007	2006
Net cash provided by operating activities from continuing operations	1,950	1,855
Additions to long-lived assets excluding additions from acquisitions	- 400	- 367
Free cash flow	**1,550**	**1,488**

Economic Conditions

Global Economic Trends

The global economy continued to grow in 2007 despite turbulence on the financial markets, high prices for commodities, and falling real-estate prices. Both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) reached this conclusion in the analyses they presented at the end of the year. The IMF reports global GDP – the total value of all goods and services – grew 5.2%, compared with 5.5% in 2006. The OECD believes the combined economies of the industrialized countries grew 2.7% in 2007 while, according to the IMF, economic activity in the countries with developing and emerging economies increased 8.1%.

Various shockwaves buffeted the economy during the year. The subprime lending crisis that flared up in the United States triggered significant pressure on prices for real estate in many countries and dealt the finance sector a hard blow. Some stock prices fell back steeply, while interest rates on the money markets and yields on investment vehicles collateralized with subprime loans spiked. At the same time, prices for important commodities – fuel, metals, and food – stayed high.

In the OECD's analysis, the economy was so strong in 2007 that it was able to withstand these pressures relatively unscathed. That was because levels of employment had increased in the industrialized countries, significantly boosting consumer spending and favoring economic growth, the OECD reports. Growth was also favored by companies' sound profitability and funding levels.

But although the global economy continued to grow, the knocks it took, described above, did exert a considerable drag on activity in the second half of 2007. For example, fourth-quarter growth slowed to 2.6% per year in the industrialized countries in 2007 from 3.2% in the previous year. In the IMF's eyes, the world economy entered a precarious, possibly difficult, phase in the second half of 2007. It reports that the turbulence on the money markets caused by the mortgage crisis in the United States were serious and the mood on markets generally had turned somber as a result.

Looking at the regions separately, the IMF believes that as a result of the reticence of investors on the money and real-estate markets, in 2007 the U.S. economy grew only 1.9%, compared with 2.9% the previous year. On the other hand, the IMF believes that in the European Union (EU) total output grew 3% in 2007 (2006: 3.2%). It estimates German economic growth was 2.4% (2006: 2.9%). For the industrialized countries in Asia, the IMF paints a cheerier picture of 4.9% growth (2006: 5.3%). But the emerging and developing countries were again the driving force: Their economies grew 8.1%, matching the previous year. The dip in economic growth also affected the volume of world trade, which, the IMF reports, grew 6.6% in 2007, compared with 9.2% the year before.

IT Market in 2007

Despite uncertainties surrounding the health of the economy, demand for IT (excluding telecommunications) grew even more in 2007 than in the year before. Continued price declines in hardware diverted a larger proportion of IT budgets toward software and IT services. That is the assessment of prominent U.S. market research firm IDC. It says worldwide IT spending rose 6.9% (2006: 6.3%). IDC reports especially strong growth in sales of packaged software: In 2007, this segment of the IT market grew 8.8%, compared with 8.0% in 2006, it says. According to IDC, industry and application software solutions as a segment of the software market grew 7.7% (2006: 7.3%). The services segment was again strong, with 6.2% expected growth (2006: 5.7%).

IDC reports that continuing cheer in Europe and especially in the emerging markets made up for sluggish IT sales growth in the United States. Sales of system infrastructure software were also strong. On the other hand, demand growth for high-end servers and traditional workstations was far less pronounced in 2007 than in 2006, IDC says.

Gartner, another major market research firm in the United States, believes that global spending on IT (excluding telecommunications) rose 9.0% in 2007 compared with 5.5% in 2006.

Looking at 2007 in the regions, IDC and Gartner note that North America accounts for some 40% of world IT sales (excluding software), and that North American demand growth for IT at 6.5% was weaker than the world average. The growth in demand for hardware (5.7%) and services (5.6%) also faltered. However, demand for software remained buoyant in North America, growing 8.9% in 2007. IDC also reports that applications sold well, especially solutions supporting information management and data analysis.

IDC also says that in 2007, demand for IT grew 4.8% in Western Europe, which accounted for 30.9% of world IT spending. It believes this reflected the state of the regional economy, which remained healthy. Sales accelerated even more strongly, 17.9% over the year, in Eastern Europe, says IDC, although the market there had only 10.4% of the volume of the Western European IT market. It reports that software sales grew 8.6% in Western Europe and 14.9% in Eastern Europe. IDC says that in 2007, total IT spending in Germany grew 3.8%. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) is pleased with the advance of the IT business.

In IDC's analysis, the market remained strong in the Asia Pacific region. It represents almost 20% of the global IT market and grew 7.5% in 2007. As before, double-digit percentage increases in China and India made those two countries the engines of growth in the region, IDC reports. It says IT sales rose 2.6% in Japan. In Gartner's view, IT sales growth in Japan was even more modest in 2007, at 0.2%.

Business at SAP

Mission and Strategy

Trends and Orientation

Our mission and guiding principle is unchanged: to define and establish undisputed leadership in the emerging market for business process platforms, accelerate business innovation powered by IT for companies and industries worldwide, and thus contribute to global economic development on a grand scale.

The far-reaching and rapid changes in today's business environment pose a challenge and present opportunities. We are currently witnessing the continuing breakup of the classic value chain, with its fixed relationships between buyers and suppliers. In its place, we are seeing business network transformation, the development of dynamic networks of businesses that each offer different competencies. The companies that grasp this opportunity and adapt can gain a vital advantage on the global market. Increasingly, the strategic deployment of IT is becoming a critical success factor, not just for large corporations, but also for smaller businesses and midsize companies.

We offer software and services our customers can use to meet today's challenges head on and gain the most from the new opportunities:

- Accelerated innovation: In the next few years, we expect IT will play an increasingly key part in the development of new business models. SAP has the applications we believe companies will need.
- Rapid strategic implementation: SAP's solutions are imbued with our decades of experience of the business processes and requirements in specific industries. Our expertise helps our customers optimize their procedures for maximum efficiency. Building a business process platform based on enterprise service-oriented architecture (enterprise SOA), SAP solutions offer a much more rapid way to implement new strategies than was possible with any earlier approach.
- Return on human capital investment: SAP applications help our customers deploy their most important capital assets more profitably. Examples include efficient personnel development, teams working across multiple locations on complex projects, and support for globally dispersed staff.
- Responsible management on a global footing: SAP applications support legal compliance and responsible, value-driven governance, risk assessment, and control.

By building our traditional core business, we continue to deliver all of this value to our larger enterprise customers. At the same time, we are establishing new business with fast-growing smaller companies in the midmarket.

Expanding Our Traditional Core Business

Our traditional core customer base includes many large global enterprises as well as midsize companies with between 500 and 2,500 employees. Such companies use the SAP Business Suite applications or SAP Business All-in-One solutions to automate their business transactions, enabling better management and governance.

By continuing to develop SAP Business Suite applications for specific business requirements, we are helping our customers create more value. We are also delivering more data analysis and decision support solutions and are linking the structured information in SAP systems with unstructured information, helping our customers boost the productivity of their employees – and increasing the return our customers gain from their investment in SAP software.

All of the SAP Business Suite applications and SAP Business All-in-One solutions are built on an enterprise SOA, which encourages agility with standardized enterprise services that are deployable immediately. It also provides stability, reliability, and scalability for enterprise software. Thus, it unlocks opportunities to innovate and adapt business processes rapidly as well as to reduce the total cost of ownership (TCO). By adding powerful enterprise services to the SAP NetWeaver technology platform, we are helping our customers evolve a true enterprise SOA from their existing IT landscapes. Our offering is an integrated combination of technology infrastructure and ready-to-run process components that are based on our wealth of specific expertise and experience in very many industries.

Our partners, customers, and developers are collaboratively expanding and adding depth to our solution portfolios. Progressively, an ecosystem is growing, in which, we believe, customers, partners, and developers all thrive on the benefits of enterprise SOA.

Developing New Business with Smaller Midmarket Companies

We already provide SAP Business All-in-One solutions to customers with 500 to 2,500 employees. SAP Business All-in-One solutions are built specifically for midsize companies that need a full range of industry-specific functions, functional depth, and the extensibility to meet their precise requirements. However, companies with 100 to 500 employees have distinctly different software needs. To them, getting their new IT solution running quickly, at minimum risk and predictable cost, is often more important than specific functional depth. Many such companies do not believe that their needs can be met by traditional software offerings or by the available on-demand solutions.

To serve this segment, in 2007 we added the SAP Business ByDesign solution to our range of products. It is designed around four key principles: completeness, ease of use, adaptability, and a significant reduction in TCO. Customers use SAP Business ByDesign on the Internet, so they spend little time and money implementing it, and their IT risk is reduced. SAP Business ByDesign has built-in service and support, and customers can test it free of charge before they commit. It also enables customers to reduce their IT investment budgets.

The SAP Business One application is designed for businesses with fewer than 100 employees. It is a single solution that can automate critical business operations such as purchasing, sales, distribution, and finance.

Strategy for Growth

We plan to realize our potential for growth in the following ways:

- Organic growth: Our primary growth strategy is to continue to develop our own product portfolio.
- Co-innovation: We are expanding our partner ecosystem. This accelerates innovation by supporting the development of solutions built on the SAP NetWeaver technology platform, and leverages more sales channels to address the various market and customer segments.
- Smart acquisitions: With targeted strategic "fill-in" acquisitions that add to our broad solution offering for individual industries or across industries, we gain specific technologies and capabilities that meet the needs of our customers. To accelerate our growth in the field of business intelligence, we acquired Business Objects at the beginning of 2008. This gives us a platform to tap the market for business performance management solutions with more innovations.

Significant Results and Events

Revenue Targets Exceeded; Profitability Target Hit

In a field that remained fiercely competitive in 2007, we again achieved substantial increases in revenue and hit our profitability target, measured in terms of operating margin. Each region contributed, with above-average growth in Brazil, Russia, India, and China (known as the BRIC countries).

- We exceeded the guidance for software and software-related service revenue that we announced at the beginning of the year. Based on customer location, our constant-currency growth percentage was in double digits in every region – and strong enough to again improve our competitive position. In 2007, software and software-related service revenue grew 13% to €7,427 million (2006: €6,596 million; 2005: €5,955 million). On a constant currency basis, software and software-related service revenue grew 17%. This was well in excess of the 12% to 14% range, on a constant currency basis, that we had foreseen in our published guidance. Software revenue increased 13% to €3,407 million (2006: €3,003 million; 2005: €2,743 million). That corresponds to an 18% increase on a constant currency basis. It was our best constant-currency based software revenue growth since 2000.

Our large enterprise customers' demand for better developed strategic relationships with us, expressed in the form of global enterprise agreements (GEAs) providing subscription services, noticeably boosted our software and software-related service revenue. By the end of the year, we had concluded 11 such agreements. U.S. GAAP requires us to recognize the revenue from such agreements in stages over several years. Year over year, our total revenue grew 9% to €10,242 million (2006: €9,393 million; 2005: €8,509 million). On a constant currency basis, our total revenue grew 13%.

- Our operating margin was 26.7% (2006: 27.4%; 2005: 27.5%). This was in accordance with the profitability guidance we published at the beginning of the year, in which we said we expected the operating margin to be between 26.0% and 27.0%.
- Based on customer location, in all three sales regions our software and software-related service revenue growth was in double digits on a constant currency basis. On a constant currency basis, our software and software-related service revenue grew 17% in the Americas region, 24% in the Asia Pacific Japan region, and 14% in the EMEA region. We recorded remarkable software and software-related service revenue growth, on a constant currency basis, in Russia and France.
- In terms of total sales, we again gained segment share – an additional four percentage points – in the core enterprise application vendor segment. Globally, our share (measuring software and software-related service revenue) among the core enterprise application vendors reached 28.4% by the end of 2007. That means we were fully 12 percentage points ahead of our closest rival. Based on information from industry analysts, we estimate the total sales of all core enterprise applications to be US$36.7 billion a year.
- In keeping with our announcements, we launched our new SAP Business ByDesign solution for midsize companies and released many enhanced products in the course of the year, including new versions of the SAP Customer Relationship Management (SAP CRM) application and of a governance, risk, and compliance (GRC) application, SAP GRC Risk Management. Demand for the SAP ERP 6.0 application is especially high, and by the end of the year more than 5,100 customers were already using it in live operation. Our customers are also buying in to our SAP NetWeaver technology platform: At the end of the year, there were already more than 29,000 systems in live use.
- Our volume business model for the midmarket segments again proved successful, and in 2007 we consolidated our leading position. The number of channel partners and their customers grew rapidly: The number of midsize companies using SAP Business All-in-One solutions grew 19% to 11,350, and the number of channel partners selling them increased 17% to 1,100. Our SAP Business One small business application channel partners grew 4% in number to 1,350. By the end of the year, channel partners offering SAP Business One were serving 17,780 customers – a 39% year-over-year increase. By the end of the year, we already had 150 customer engagements – and more than 50 partners – for SAP Business ByDesign, which we had launched in September.

Product and Service Portfolio

In 2007, we again brought various new and enhanced solutions to market in all four core areas of our product portfolio – enterprise applications and industry solutions, platform, software for small businesses and midsize companies, and offerings for business users. For more information about our new and enhanced applications and solutions, see the Development News section.

Partner Ecosystem Grows

In 2007, we continued to forge development alliances and projects that we believe will help shape our future. Examples include:

- With U.S. company Cisco Systems, Inc., we are jointly developing a new breed of business solutions that can transform how applications and networks interact. The new solutions are designed to encourage agility in business networks of customers, partners, suppliers, and employees across geographically dispersed, heterogeneous business and IT landscapes.

- With UK banking software specialist Misys, we announced an agreement to deliver integrated solutions for international trade finance. The solution, which is based on Misys BankFusion, will run with key SAP components on the SAP NetWeaver technology platform. This will enable banks to choose a broad set of solutions from one source, helping them reduce IT infrastructure complexity.
- We also announced a collaborative project with Belgian software makers Callataÿ & Wouters to provide a solution for the banking industry. Together, we are offering a core banking solution for midsize banks to build a business process platform combining the Thaler banking product from Callataÿ & Wouters with SAP software and technology.
- We announced plans to collaborate on enterprise SOA for banking with SunGard Data Systems Inc., a leading IT and software vendor for financial services providers and public sector organizations. The first offering will be a joint asset liability management solution for the financial services provider segment. The new collaboration supports business process platforms for banks, uniting the strengths of SAP applications with those of SunGard's BancWare.
- SAP and TechniData AG together developed integrated software to help chemicals companies address the complex tasks required by the newly enacted European Registration, Evaluation, and Authorization of Chemicals (REACH) legislation. This SAP REACH Compliance application is delivered as an extension to the existing SAP Environment, Health & Safety (SAP EH&S) application and adds to our portfolio of GRC solutions. We are also creating an executive advisory council to increase GRC collaboration with partners and customers.
- We extended our reseller agreement with Vistex, Inc., a U.S. software vendor. We agreed to resell Vistex payback and chargeback management solutions worldwide. Vistex solutions help distributors and manufacturers in several industries – such as consumer products, food services, life sciences, and retail – automate and streamline their pricing and rebate processes.
- We entered into an alliance with Computer Sciences Corporation (CSC) with the aim of bringing together CSC's core banking system with SAP's technology and applications. Together, we are focusing on providing banks with the flexibility they need, with greater productivity, streamlined business process integration, and consolidated platforms.
- We announced midyear that we would resell and market Visiprise manufacturing process management software under the name SAP Manufacturing Execution by Visiprise. It supports complex manufacturing processes with functions for route enforcement, traceability, and shop floor quality management.
- We entered into a global reseller agreement with Canadian company Nakisa, Inc. Together, the two companies integrated Nakisa's organizational and talent management visualization capabilities to enhance and extend the SAP ERP Human Capital Management (SAP ERP HCM) solution. The Nakisa capabilities help organizations view, update, and analyze their talent inventory and the availability of potential successors in key positions.

Acquisitions Enrich Product Portfolio

In 2007, we continued our announced policy of organic growth complemented by acquisitions aimed at enriching our product portfolio in terms of both technology and functions. We acquired five companies by buying their equity and we acquired the material assets of two other companies.

- In February, we acquired Pilot Software, a privately owned California company that makes strategy management software. Worldwide, 150 customers were using the software at the time of acquisition, for example in the retail and financial services industries and in the public sector. The Pilot Software acquisition broadens our analytic applications offering. Pilot Software solutions address executive requirements for tools to fully measure, evaluate, and manage corporate performance.

- In May, we acquired Wicom Communications Ltd., a leading, privately held provider of all-Internet Protocol contact center and enterprise communications software. The acquisition will enable SAP to offer companies the ability to better integrate communications technologies and business systems so they can provide more effective customer-facing services on all channels. The Wicom solution helps our customers streamline the integration of disparate hardware and software components while allowing for central management and reporting of dispersed resources and processes. Customer service, marketing, finance, and sales and distribution departments can be better linked – and all customer-facing personnel, wherever they are located, see the same data and information. It supports standard Web service-based integration with SAP CRM.
- Also in May, we acquired MaXware, a privately held provider of identity management software in Norway. At the time of acquisition, MaXware had around 300 customers worldwide in a diverse range of industries, such as technology, manufacturing, defense, energy, healthcare, financial services, and the public sector. The MaXware solutions complement the identity management functions on the SAP NetWeaver technology platform. It gives companies with heterogeneous IT landscapes an integrated platform for working across systems and across business processes to manage identities and ensure security in real time. By combining MaXware's proven and easy-to-configure identity management solution with SAP's business applications and the SAP NetWeaver technology platform, we can offer identity management software that increases agility of business units when managing employee identities – including managing identities across company boundaries with customers, channel partners, or suppliers. We also offer a strong solution in the related field of GRC access control.
- In June, we acquired OutlookSoft Corporation, a privately held U.S. software vendor. This was a specialist company making financial and strategy performance measurement solutions, and the acquisition extends our portfolio of solutions to help chief financial officers (CFOs) manage corporate performance, risk, and financial value chains. The OutlookSoft solution offers end-to-end guidance through financial business processes, integrated predictive analytics, and a rich library of ready-to-use corporate performance management methods and procedures. The applications leverage Web 2.0 technologies for ease of use. A broad palette of functions simplifies collaboration across the enterprise.
- In October, we acquired selected material assets of one of our exclusive partners of long standing, SAP Arabia LLC – notably all of that company's customer license and maintenance contracts, its rights under distributorship agreements, and its trademarks. We have already opened office locations in Dubai and Saudi Arabia as part of our global expansion.
- We acquired the assets of Yasu Technologies, a privately owned company headquartered in India and a leader in business rules management systems, in October. We intend to embed Yasu Technologies solutions in our SAP NetWeaver technology platform as part of SAP NetWeaver Composition Environment. This provides the business rules infrastructure to help companies move their strategies forward. Partners would be able to integrate the solution directly into their offerings.
- In October, we announced that we had agreed to make an offer for all of the stock of Business Objects for a purchase price of €42.00 per common share. For the Business Objects American depositary receipts (ADRs), we offered the U.S. dollar equivalent based on the euro to dollar exchange rate at the time of settlement. The overall cost of the deal including expenses is expected to be a little more than €4.8 billion. Together, SAP and Business Objects intend to offer high-value business and process solutions for business users. We completed the takeover of Business Objects in early 2008. For more information about our acquisition of Business Objects, see the Business in the New Year: Early News section.
- In November, we acquired Silk Europe, a privately held software company based in Belgium. Silk is an OutlookSoft reseller in the Netherlands and Belgium.

Financial Strength Allows Corporate Action Again

In 2007, our strong financial position again gave us room for corporate action in the interests of shareholders.

- By resolution of the SAP AG Annual General Meeting of Shareholders on May 10, 2007, the Executive Board was empowered to repurchase Company shares for treasury and to cancel the treasury stock without a further resolution of the Annual General Meeting of Shareholders. Pursuant to a resolution of the Executive Board, in September 2007 we canceled 23 million treasury shares, which represented approximately 1.8% of the common stock at that time, to reduce the common stock of SAP AG from €1,269,040,112 to €1,246,040,112 (represented by 1,246,040,112 no-par shares, each with an attributable value of €1).
- In the course of 2007, we bought back about 27.3 million shares at an average price of €36.85 per share, and on December 31, 2007, we held more than 48.1 million SAP AG shares in treasury.

Organization

There were various material changes to our organization in 2007:

- On January 31, 2007, we presented the management team of our new global line of business that focuses on the small and midsize enterprise (SME) market. We have brought together our SME market resources under the leadership of Hans-Peter Klaey so that we can more effectively address the requirements of small businesses and midsize companies and develop customer and partner business in that arena.
- In February, the Supervisory Board extended the contract of Henning Kagermann as a member of our Executive Board to May 31, 2009.
- Shai Agassi, a member of our Executive Board, left SAP on April 1, 2007, by mutual agreement to commit himself to environmental policy, alternative energy sources, and other issues.
- In March, Léo Apotheker, president of Customer Solutions & Operations and member of the Executive Board, assumed the new role of deputy CEO of SAP AG.
- In November, the SAP Global Internal Audit Service (GIAS) became the first internal audit department in Germany to receive certification from the Institute of Internal Auditors (IIA). The IIA inspected the methods and processes GIAS uses for conformity to the International Standards for the Professional Practice of Internal Auditing. The assessment shows that the GIAS charter, policies, and processes conform to the IIA standards and code of ethics on an overall basis. Such external certification provides evidence of our internal audit service's high level of integrity.

Worldwide Organizational Growth

We continued to optimize our regional presence in 2007, focusing principally on adapting our field and research and development (R&D) organizations to better meet the needs of the day.

- We merged our two field organizations in the EMEA region, EMEA Central and EMEA North, East, West, South, to form a single organization with the aim of intensifying our sales efforts to large and midsize enterprises. The move consolidated all field responsibility for the entire region in the hands of Erwin Gunst, who is a corporate officer and member of our executive council, and it focused our EMEA field organization even more strongly on opportunities for growth arising out of burgeoning cross-border business processes. Bill McDermott, also a corporate officer and member of the executive council, assumed responsibility for the Asia-Pacific-Japan sales region. He was already responsible for the Americas region.
- We founded the SAP Co-Innovation Lab at the SAP Labs facility in Palo Alto, California. It will be our base for cooperatively developing new technologies with customers, independent software vendors, system integrators, and other partners. They will be able to work together on industry applications and innovative technologies, and to showcase how customers can increase competitive advantage and improve efficiencies by transforming their business networks with enterprise SOA. Founding sponsors of the SAP Co-Innovation Lab include Cisco Systems, Inc., Hewlett-Packard Company, Intel Corporation, and Network Appliance, Inc.

- We are also expanding our development resources in India. We identified India as a strategic focal point for growth in 2006 and earmarked extra resources to fully develop our potential in the Indian market. SAP Labs India is already our biggest research and development center outside of Germany. Our target is to invest around US$1 billion in India by 2010.

Significant New Customer Contracts; Customer Base Passes 46,100

We grew our customer base by more than 8,100 in 2007, to beyond 46,100. The year was characterized by a variety of product innovations and the rapid expansion of our offering for small businesses and midsize companies. Currently, we define more than 65% of our customers as small businesses and midsize companies.

In 2007, we sealed contracts with many large corporations and midsize organizations. For example:

- The State Administration of Taxation of the People's Republic of China bought a tax management solution from SAP to simplify and consolidate tax administration processes. The initial deployment was at Xicheng District National Tax Bureau in Beijing, covering more than one-fifth of the country's top enterprises. The solution uses the SAP NetWeaver Business Intelligence component to integrate information from various IT systems.
- To help optimize the management of the benefits it provides, AOK, Germany's largest health insurer, announced plans to enhance oscare, its industry solution based on SAP software. AOK wants its policyholders to benefit from shorter processing times for medical, nursing, and care benefits.
- Multinational consumer goods conglomerate Unilever strengthened its long-time relationship with SAP. Unilever is deploying SAP ERP and the SAP NetWeaver technology platform as the cornerstones of a company-wide organizational optimization initiative, including transitioning to enterprise SOA. It was the first consumer goods company to sign a global enterprise agreement with SAP. The GEA is a strategic, subscription-based master agreement characterized by close long-term cooperation between the parties. It provides worldwide software licenses and maintenance, and strengthens SAP's position as Unilever's strategic partner during its entire structural adjustment.
- Global retailer Wal-Mart Stores, Inc. decided to enhance its financial information systems using the SAP ERP Financials solution. Wal-Mart chose the SAP application for its ability to support global expansion and efficiently respond to changes in the business and regulatory landscape.
- ESPRIT, an international lifestyle brand, chose SAP ERP for its global retail and wholesale operations. The SAP software will help ESPRIT integrate its global supplier network, optimize retail and value processes, and support its international growth.
- The Edeka group, a leading food retailer in Germany, announced it would consolidate its IT activities with SAP software. We will be Edeka's technology partner under an arrangement with a planning horizon to 2012. Edeka will be using functions from the SAP for Retail solution portfolio, SAP ERP, and the SAP NetWeaver technology platform.
- Vodafone Group Plc, a leading cell phone operator, extended the scope of its 2005 master agreement with SAP to cover the deployment of business applications and services based on SAP ERP and the SAP NetWeaver technology platform to Vodafone companies worldwide.
- Hitachi, Ltd., a leading global electronics company, strengthened its long-time relationship with SAP by choosing the SAP ERP application, built on the SAP NetWeaver technology platform. Hitachi signed a GEA with SAP, providing broad access to SAP solutions.

- Dow Corning Corporation, a leading innovator of silicon-based solutions, adopted SAP CRM and the SAP NetWeaver technology platform as the foundation to unify its customer-facing business processes on a single, integrated SAP application platform.
- In August 2007, we welcomed the 10,000th customer to choose SAP Business All-in-One solutions for midsize companies: U&M Mineração e Construção, a Brazilian engineering, heavy construction, and mining company. U&M, which specializes in earth moving and surface and underground mine contracting, runs a solution from Procwork, an SAP partner in Brazil, to integrate its operations and support local and international growth.
- Saudi Arabian Airlines chose SAP solutions as a platform for its far-reaching business model transformation. The airline is integrating its processes for aviation operations, revenue accounting, reservations and ticketing, fuel management, and technical documentation.

Finance Plan for SAP Solutions

Implementing business software solutions can represent a major investment. A strategic partner of ours, Siemens Financial Services GmbH (SFS), offers a financing service that helps companies invest in SAP solutions. Interest in the service is high: It is offered to customers in 45 countries, and in 2007 we received twice as many inquiries about financing as in the previous year. In 2007, this offer of finance was extended to include large corporations. However, SFS targets the financing service chiefly at the midmarket, and 70% of the customers that signed up were in that segment. In the past, the plan chiefly provided loan finance, but now SFS is adding greater flexibility by offering to lease to customers.

Income

New Income Statement Structure

With effect from the first quarter of 2007, we have restructured our income statement to show potential new revenue streams more transparently. We have renamed what was previously called maintenance revenue: This is now shown as support revenue. We have also renamed what was previously called software and maintenance revenue: This is now shown as software and software-related service revenue. We show revenue from subscriptions and other software-related services as an additional item that is an element of software and software-related service revenue. This new item includes revenue from subscriptions, software rentals, on-demand offerings, and from other software-related services. Subscription revenue flows from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term – as a rule, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements – but here the customer is entitled to the use of current products only. Revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution revenue, any future on-demand revenue from our new midmarket SAP Business ByDesign solution (to the extent we offer it to customers on an on-demand basis), and revenue from other hosting contracts that do not entitle the customer to readily exit the arrangement. Other software-related services revenue includes, among other things, revenue from software-related revenue-sharing arrangements, for example, our share of revenue from collaboratively developed products. Thus, software and software-related service revenue is the sum of our software revenue, service revenue, and revenue from subscription and other software-related services.

In addition, we have renamed what was previously called service revenue: This is now shown as professional services and other service revenue. We have added a new item for other service revenue, shown as an element of service revenue. This new item includes revenue from non-mandatory hosting services, application management services (AMS), and commission. Non-mandatory hosting services revenue is revenue from hosting contracts from which the customer can readily exit if it wishes to run the software on its own systems. AMS is a service we offer to optimize availability and performance of customers' IT solutions after implementation. On occasion, we receive commission from partners for which we have identified customers. Thus, professional services and other service revenue corresponds to the sum of consulting revenue, training revenue, and other service revenue.

We have restructured the expense items we report to align them with this new structure for reporting revenue.

Revenue

Target for Software and Software-Related Service Revenue Surpassed

At the beginning of 2007, we announced ambitious guidance: We set a target of growing our annual software and software-related service revenue 12% to 14%, compared on a constant currency basis with 2006. We expected subscriptions and other software-related services to account for approximately 2% to 4% of total software and software-related service revenue. Later in the year, we also announced that we expected software and software-related service revenue growth to be at the top end of the target range that we had announced earlier. Our performance exceeded that guidance: On a constant currency basis, software and software-related service revenue grew 17% (13% without adjustment for foreign currency effects) to €7,427 million (2006: €6,596 million; 2005: €5,955 million). This was the fourth year in succession in which we achieved double-digit percentage growth in software and software-related service revenue on a constant currency basis. The proportion of subscriptions and other software-related services in the total software and software-related service revenue was 2.5%, which was within the range published in our guidance.

Software and Software-Related Service Revenue

€ millions | change since previous year

	2003	2004	2005	2006	2007
€ millions	4,716	5,184	5,955	6,596	7,427
Change	0%	+10%	+15%	+11%	+13%

When discussing SAP's position in the market, we define our segment share as our share of the worldwide total of organizations offering core enterprise applications. For 2006, we calculated our share based on software revenue. In view of the rearrangement of our income statement, beginning with the first quarter of 2007 we now base our calculations of segment share on software and software-related service revenue. We believe this measure is now the most significant indicator of share. With the help of industry analysts' numbers, we estimate that the market for core enterprise applications is approximately US$36.7 billion. Our share of that segment worldwide grew four percentage points to 28.4% in 2007. In this improvement in our market position we see validation of our approach, which is to earn the confidence of customers with our clear, innovative product strategy, in-depth understanding of the industries our customers operate in, and a superior product offering – and on that confidence we aim to build long-term business relationships.

Our customer base continued to grow and, based on the number of contracts among orders received, 31% of our software revenue was attributable to contracts with new customers (2006: 31%; 2005: 33%). The number of new software license contracts valued at €10,000 or more increased 18% to 12,154 (2006: 10,288 contracts; 2005: 8,820 contracts). The total number of orders we received grew 10%, so the trend toward more but smaller contracts continued.

Software Revenue Grows 13%

Software revenue increased 13% to €3,407 million (2006: €3,003 million; 2005: €2,743 million). That corresponds to an 18% increase on a constant currency basis. It was our best constant-currency based software revenue growth since 2000.

Software Revenue

€ millions | change since previous year



2,147
-6%
2,361
+10%
2,743
+16%
3,003
+9%
3,407
+13%
2,800
2,100
1,400
700
0
2003
2004
2005
2006
2007

Support Revenue Grows 11%; Consulting Revenue Declines 1%; Training Revenue Grows 7%

Support revenue increased 11% to €3,838 million (2006: €3,464 million; 2005: €3,170 million). That corresponds to an 15% increase on a constant currency basis. Continuing an initiative from the previous year, we concluded more global enterprise agreements (GEAs) with our customers in 2007. GEAs are subscription contracts that include both the license grant and maintenance provisions. In 2007, we concluded such agreements to a total value of about €820 million, which will be recognized as revenue over a period of years. The portion of our total revenue that was generated from software and software-related services was on target at 73% (2006: 70%).

We again focused more on the profitability of our consulting business than on its growth. In the context of adverse exchange rate movements, our consulting revenue fell back 1% from €2,249 million to €2,221 million (2005: €2,071 million), but grew 2% on a constant currency basis. Our e-learning programs were much in demand, which contributed to a boost in our training revenue of 7% (11% on a constant currency basis) from €383 million to €410 million (2005: €342 million). It was the third year in succession in which we achieved double-digit constant-currency based growth in training revenue. Total professional services and other service revenue grew 1% (4% on a constant currency basis) to €2,744 million (2006: €2,728 million; 2005: €2,484 million).

Revenue Breakdown by Type of Activity

€ millions | percent | change since previous year | constant-currency change since previous year



Training 410
4% | +7% | +11%
Consulting 2,221
22% | -1% | +2%
Other service 113
1% | +18% | +23%
Other 71
1% | +3% | +7%
Software 3,407
33% | +13% | +18%
Subscription and other software-related service 182
2% | +41% | +46%
Support 3,838
37% | +11% | +15%

Total Revenue Grows 9%

Buoyed by the dynamic growth of software and software-related service revenue, our total revenue for the year was €10,242 million (2006: €9,393 million; 2005: €8,509 million), an increase of 9% (or 13% on a constant currency basis). That made 2007 the third year in succession in which we achieved double-digit growth in total revenue on a constant currency basis – and the first in which our total revenue exceeded €10 billion.

Total Revenue

€ millions | change since previous year



7,025
-5%
7,514
+7%
8,509
+13%
9,393
+10%
10,242
+9%
10,000
7,500
5,000
2,500
0
2003
2004
2005
2006
2007

Revenue Grows in All Regions

On a constant currency basis, revenue growth percentages were in double digits in all regions. In accordance with the guidance we had given, the Americas and Asia Pacific Japan regions once again led the field. In the Americas region, our software and software-related service revenue climbed 9% (17% on a constant currency basis) to €2,495 million (2006: €2,282 million; 2005: €2,021 million). Total revenue for the region rose 6% (14% on a constant currency basis) in 2007 to €3,577 million (2006: €3,385 million; 2005: €2,996 million). Our U.S. business contributed significantly to this growth. In the United States, our software and software-related service revenue grew 6% (16% on a constant currency basis) to €1,838 million (2006: €1,726 million; 2005: €1,553 million), and our total revenue rose 4% (13% on a constant currency basis) to €2,706 million (2006: €2,609 million; 2005: €2,340 million). Latin America also reported double-digit percentage increases in software and software-related service revenue and in total revenue. The growth levels in Mexico and Brazil were especially pleasing.

In 2007, Asia Pacific Japan region software and software-related service revenue increased 19% (24% on a constant currency basis) to €959 million (2006: €803 million; 2005: €740 million). The region's total revenue rose 15% (20% on a constant currency basis) from €1,107 million in 2006 to €1,275 million in 2007 (2005: €994 million). The results from the emerging markets of China and India were especially welcome: They both reported software and software-related service and total sales growth well above the SAP average. In Japan, software and software-related service revenue climbed 10% (21% on a constant currency basis) to €340 million (2006: €308 million; 2005: €294 million). Total revenue rose 4% (14% on a constant currency basis) to €447 million in Japan (2006: €431 million; 2005: €406 million).

Revenue Breakdown by Sales Destination

€ millions | percent | change since previous year


USA 2,706
26% | +4%
Germany 2,004
20% | +5%
Rest of Americas 871
9% | +12%
Rest of EMEA 3,386
33% | +13%
Rest of Asia Pacific Japan 828
8% | +22%
Japan 447
4% | +4%

Despite our established position, we also recorded double-digit sales growth in the EMEA region market. At 13%, software and software-related service revenue growth was steeper than it had been in the previous year. Measured on a constant currency basis, the rise was 14%. The increase was particularly marked in Russia and France. Our 2007 software and software-related service revenue in the EMEA region was €3,973 million (2006: €3,511 million; 2005: €3,194 million). Our total EMEA region revenue rose 10% (11% on a constant currency basis) from €4,901 million in 2006 to €5,390 million in 2007 (2005: €4,519 million). In Germany, our software and software-related service revenue grew 7% to €1,432 million (2006: €1,342 million; 2005: €1,237 million). Our total revenue in Germany grew 5% to €2,004 million (2006: €1,907 million; 2005: €1,810 million).

Operating Income and Margin

Operating Margin on Target

At the beginning of the year, we announced in our outlook guidance that we planned to invest more in 2007 to build a new business around SAP Business ByDesign. In this context, we said we would invest about one to two operating margin percentage points in 2007 in addressing additional growth opportunities. The profitability goal in our guidance was an operating margin – that is, a ratio of operating income to total revenue, expressed as a percentage – of between 26.0% and 27.0%. We hit that target with an operating margin of 26.7% (2006: 27.4%; 2005: 27.5%). In line with our guidance, the additional investment we had announced, which amounted to €125 million, reduced our operating margin by 1.2 percentage points. We spent the money on enhancing IT infrastructure, building our sales and channel capability, and extending our marketing activity.

decreased utilization of consulting resources that was a consequence of the acceleration of our hiring program: Initially, new hires are not fully utilizable. The impact on our professional services and other services margin caused by the extra investment that we announced in 2007 for SAP Business ByDesign was 0.5 of a percentage point.

Operating Margin

Percent | change since previous year in percentage points



24.5
+2.6%
26.9
+2.4%
27.5
+0.6%
27.4
-0.1%
26.7
-0.7%
24
18
12
6
0
2003
2004
2005
2006
2007

Operating Expenses Breakdown

€ millions | percent | change since previous year



General and administration 506
7% | +9%
Cost of software and software related services 1,310
17% | +20%
Cost of professional services and other services 2,091
28% | +1%
Sales and marketing 2,162
29% | +13%
Research and development 1,458
19% | +9%
Other operating income, net 17
0% | NA

Operating expenses climbed to €7,510 million in 2007 from €6,815 million the previous year (2005: €6,172 million). This 10% year-over-year increase arose chiefly because of increases in expenses to meet personnel requirements (our headcount grew by 4,668 full-time equivalents or FTEs) and previously announced extra investment relating to SAP Business ByDesign.

Accompanying the double-digit increase in revenue from software and software-related services was a 20% rise to €1,310 million (2006: €1,091 million; 2005: €983 million) in the software and software-related service expense to pay for additional third-party licenses and further reinforcement of our support resources. As a result, our margin on software and software-related services narrowed from the previous year's 83.5% to 82.4% (2005: 83.5%). The impact on our software and software-related services margin caused by the extra investment for SAP Business ByDesign that we announced in 2007 was one-half of a percentage point.

Hiring new employees in consulting raised the cost of providing professional services and other services 1% to €2,091 million (2006: €2,073 million; 2005: €1,925 million). Our margin on professional services and other services contracted from 24.0% to 23.8% (2005: 23.5%), reflecting

Our research and development (R&D) expense rose 9% to €1,458 million (2006: €1,335 million; 2005: €1,089 million). The R&D quotient, which is the R&D expense expressed as a percentage of total revenue, was unchanged at 14.2%. Of the 14.2% R&D quotient, 0.3 of a percentage point related to the extra investment that we announced in 2007 for our new product, SAP Business ByDesign.

A 13% rise in sales and marketing expense to €2,162 million (2006: €1,908 million; 2005: €1,746 million) was in line with the increase in revenue, despite the fact that extra expense was incurred to build sales channels and expand our sales force for the SAP Business ByDesign solution. The impact on our sales and marketing expense caused by the extra investment for SAP Business ByDesign that we announced in 2007 was 0.4 of a percentage point.

Our general and administration expense rose less steeply: 9% to €506 million (2006: €464 million; 2005: €435 million), the increase reflecting additional spending on shared service centers, which are expected to drive down costs in the future. The expense corresponded to 5% of total revenue, unchanged since the previous year.

Operating Income Climbs 6%

Operating income growth of 6% to €2,732 million (2006: €2,578 million; 2005: €2,337 million) did not keep pace with the growth in total revenue. This was chiefly because of additional investments related to the SAP Business ByDesign solution.

Operating Income
€ millions | change since previous year



1,724
+6%
2,018
+17%
2,337
+16%
2,578
+10%
2,732
+6%
2,400
1,800
1,200
600
0
2003
2004
2005
2006
2007

Financial Income

Financial Income Rises

In 2007, our net interest income rose 13% to €135 million (2006: €120 million; 2005: €90 million), reflecting higher rates of interest. Impairment charges on minority investments had a negative effect on financial income. The effect of hedging stock appreciation rights (STARs) had no effect on financial income (2006: €7 million positive effect; 2005: €66 million negative impact). In the previous year, the fair value of instruments acquired to hedge anticipated STAR exposures increased, and the associated revaluation led to the unrealized gain. This did not occur again in 2007. As a result, our total financial income rose to €124 million (2006: €122 million; 2005: €11 million).

Pretax Income; Income Taxes; Net Income

Increases in Pretax and Net Income

Our pretax income rose 6%, exactly in line with the rise in operating income. Despite the positive effect of tax-free or low-tax investments and financial assets, our effective tax rate rose to 32.2% (2006: 29.9%; 2005: 35.2%). This is because nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters had helped us reduce our effective tax rate to an exceptionally low level in the previous year.

In connection with the TomorrowNow business unit, which we intend to sell, we incurred a loss from discontinued operations of €15 million after taxes (2006: €10 million; 2005: €6 million). Net income increased 3% to €1,919 million (2006: €1,871 million; 2005: €1,496 million).

Of special interest to investors is basic earnings per share (EPS), which is derived from net income. Our basic EPS was €1.59 (2006: €1.53; 2005: €1.21). Earnings per share from continuing operations was €1.60 (2006: €1.53; 2005: €1.21).

Earnings per Share from continuing operations
€ | change since previous year



0.87
+112%
1.05
+21%
1.21
+15%
1.53
+26%
1.60
+5%
1.6
1.2
0.8
0.4
0
2003
2004
2005
2006
2007

Dividend

Dividend Increase Recommended Again

We wish to continue our dividend policy of recent years and believe our shareholders should benefit appropriately from the Company's success in achieving increased income targets for 2007. The Executive Board and Supervisory Board will recommend to the Annual General Meeting of Shareholders that the dividend be increased 8.7% to €0.50 per share (2006: €0.46; 2005: €0.3625). The dividend payout ratio (which here means total distributed dividend as a percentage of net income) would be slightly higher at 31% (2006: 30%; 2005: 30%).

Dividend per Share

€ | change since previous year


0.20
+33%
0.28
+38%
0.36
+32%
0.46
+27%
0.50
+9%
0.4
0.3
0.2
0.1
0
2003
2004
2005
2006
2007

If the shareholders approve this recommendation and treasury stock remains at the 2007 closing level, the provisional total amount distributed in dividends would be €599.1 million. The actual amount distributed is expected to be different from the provisional total because the number of repurchased shares held in treasury will probably change before the Annual General Meeting of Shareholders. Transactions related to share-based compensation could also change the amount of common stock. We distributed €556 million in dividends from our 2006 earnings (2005: €447 million). Aside from the distributed dividend, in 2007 we also returned €1,005 million to the shareholders by repurchasing SAP shares for treasury (2006: €1,149 million; 2005: €454 million).

Finances

Cash Flow and Liquidity

Operating Cash Flow Grows 5%

Our sound income position in 2007 had a positive impact on cash flow from continuing operations. Net cash provided by operating activities increased 5% to €1,950 million (2006: €1,855 million; 2005: €1,612 million), primarily because of greater net inflows associated with net income.

We used net cash of €1,392 million in investing activities, significantly more than in the previous year (2006: €132 million; 2005: €574 million). This was in part because in 2007 we reallocated €550 million cash and cash equivalents to SAP AG restricted cash in connection with financing the acquisition of Business Objects, and this is recorded as cash outflow. Also, the net inflow from sales and purchases of investments was significantly less than in 2006, because in 2006 we had liquidated and reallocated substantial amounts of investments. In addition, cash outflow for acquisitions was greater than in the previous year.

Our financing activities accounted for €1,287 million net cash outflow, which was around 6% less than in the previous year (2006: €1,375 million; 2005: €555 million). We distributed €556 million in dividends, a rise of 24% compared with 2006 (2006: €447 million; 2005: €340 million), but our outflow for treasury stock purchases declined 13% to €1,005 million (2006: €1,149 million; 2005: €454 million).

Group Liquidity Declines 17%

Cash and cash equivalents decreased 33% to stand at €1,608 million at the end of the year (2006: €2,399 million; 2005: €2,064 million), in part reflecting a €550 million reallocation to restricted cash. The restricted cash represents the portion of corporate funds allocated at the end of 2007 as acquisition finance in connection with our bid for Business Objects. Our Group liquidity, comprising cash and equivalents, restricted cash, and short-term investments, totaled €2,756 million (2006: €3,330 million; 2005: €3,846 million), the reduction since the previous year resulting from share buyback, dividend, and acquisition outflows.

To increase financial flexibility, in November 2004 we obtained a €1 billion syndicated credit facility through an international group of banks. We already had other lines of credit in place; the new line was arranged to provide additional financial flexibility. We did not draw any amounts under the facility in 2007.

At the end of 2007, other, bilateral lines of credit available to SAP AG totaled approximately €599 million (2006: €599 million; 2005: €553 million). We did not draw on these facilities during 2007, 2006, or 2005. Several subsidiaries in the Group had credit lines in their local currency. These totaled €44 million (2006: €109 million; 2005: €218 million), for most of which SAP AG was guarantor. At the end of the year, the subsidiaries had drawn €27 million under these facilities (2006: €26 million; 2005: €24 million).

In addition, at the end of 2007 we had a €4.45 billion credit facility in connection with our public offer to buy Business Objects. We did not draw any amounts under the facility in 2007.

We do not currently have a credit rating with any of the rating agencies. Our debt ratio is low, at 37% (2006: 35%; 2005: 36%), and we do not believe any change in credit conditions that might be obtained with a rating would have a substantial effect on our financial situation. Our liabilities comprised 83% current liabilities (2006: 83%; 2005: 84%) and 17% noncurrent liabilities (2006: 17%; 2005: 16%).

Of the current liabilities, 46% were classified as other liabilities (2006: 47%; 2005: 47%), 22% were accounts payable (2006: 22%; 2005: 20%), and 15% were deferred income (2006: 15%; 2005: 13%). The other liabilities comprised, among others, 73% other employee-related liabilities (2006: 73%; 2005: 70%) and 18% other taxes (2006: 17%; 2005: 18%).

Financial Management

Centralization

We use centralized global financial management to control liquid assets, interest, and currencies.

Its chief function is to secure a minimum level of liquidity for the SAP Group. Most SAP companies have their liquidity managed by the Group so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent. The €1 billion syndicated credit facility and other, bilateral lines of credit are available for additional liquidity if required.

Our global interest management policy is guided by liquidity and risk considerations, and investment strategy is conservative. Most of the liquidity reserve is available at short notice. Our net interest income is thus affected by both long-term and short-term interest rate fluctuations on the financial markets.

Currency management is also centralized. We determine exposures every week, based on balance-sheet items and cash flows expected in different currencies, and hedge them with the appropriate derivatives if necessary. We do not speculate in derivatives.

Financial Instruments Minimize Risks
Every month, the SAP sales companies in each country pay to SAP AG, the parent company and licensor, a license fee related to their software, maintenance, and subscription revenues. The sales companies generally pay in local currencies, and, to hedge the foreign exchange risks, we sell currencies forward under contracts that generally run for up to 15 months. Without exception, all of our currency futures transactions relate to actual underlying business that we are conducting.

Along with fixed salary, employee compensation may include components that vary with stock performance. The stock appreciation right (STAR) plan is such an element, passing on to our employees the value of stock appreciation we achieve over a defined term. We use derivative instruments from independent banks to manage some of the associated share-price risk. Each of these contracts is subject to our internal directives concerning the creditworthiness of each bank concerned. For details about the use of hedging contracts, see the Notes to Consolidated Financial Statements section.

The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document that applies globally to all companies in the SAP Group.

Low Debt Ratio
Our debt ratio (total debt as a portion of total assets) rose from 35% in 2006 to 37% in 2007 (2005: 36%). That we are predominantly equity-financed is apparent from the fact that bank loans and overdrafts represented only 0.26% of total assets (2006: 0.28%; 2005: 0.27%). The cost of equity was slightly higher than in the previous year.

The average rate of interest on December 31, 2007, for our various fixed-interest bank loans was 8.03% (2006: 8.08%; 2005: 7.22%). Most of our fixed-interest bank loans were short-term loans taken by subsidiaries in different currencies at different levels of interest.

Assets

Growth of Assets; Analysis of Balance Sheet
In 2007, our total assets rose 9% from the previous year's €9,503 million to €10,366 million (2005: €9,040 million). Current assets increased slightly, chiefly as a result of a rise in net accounts receivable. Our long-term assets increased as we acquired intellectual property from third parties. Total long-term assets grew 25% to €3,958 million (2006: €3,179 million; 2005: €2,520 million).

Investments
€ millions | change since previous year



275
-11%
338
+23%
504
+49%
912
+81%
1,100
+21%
1,000
750
500
250
0
2003
2004
2005
2006
2007

We reduced our rolling 12-month average collection period, which is measured in days' sales outstanding (DSO), by two days to 66 (2006: 68; 2005: 68). This was the result of further optimization of our receivables management efforts.

Consolidated Balance Sheet Breakdown
Percent



Assets
Liabilities
Short term
67
62
29
31
Long term
33
38
6
6
Shareholders' equity
65
63
2006
2007
2006
2007

Strong net income growth reinforced shareholders' equity in 2007, adding €367 million. The equity ratio (that is, the ratio of shareholders' equity to total assets) decreased from 65% to 63% (2005: 64%), because while shareholders' equity grew 6%, our total liabilities grew 15%.

Ratio of Equity to Total Assets
Percent | change since previous year in percentage points



59
+8
61
+2
64
+3
65
+1
63
-2
60
45
30
15
0
2003
2004
2005
2006
2007

Competitive Intangibles

Market Value of Equity Significantly Higher Than Book Value

The assets that truly underpin our success today and in the future do not appear on the balance sheet. The extent of this phenomenon is apparent from a comparison of the market capitalization of SAP AG, which was €44.3 billion at the end of the year (2006: €51.0 billion; 2005: €48.5 billion), with the shareholders' equity on the balance sheet, which was €6.5 billion (2006: €6.1 billion; 2005: €5.8 billion). The difference is chiefly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the balance sheet. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular the SAP brand itself – and our organization.

We intensified our marketing activities in order to convince current and potential customers, as well as the general public, of the special benefits of our solution portfolio, while also increasing the value of the SAP brand. Our marketing efforts especially showcased our midmarket offerings. This work was rewarded with increased awareness.

In 2007, SAP ranked 34 on the Interbrand and Business Week scoreboard of 100 Top Global Brands, as in the previous year. Our brand equity grew 8%, the seventh successive annual increase. Interbrand determined a value of US$10.85 billion (2006: US$10 billion) for the SAP brand. In the German standings, the SAP brand ranked third behind Mercedes-Benz and BMW.

Our ranking among America's Most Admired Companies by Fortune magazine confirmed the success of our brand: We attained seventh place in the computer software category.

Customer, Human, and Organizational Capital Grows

Our customer capital also grew: We gained numerous new customers in various market segments and strengthened our existing customer relationships. With the help of independent service providers, we regularly measure the satisfaction and loyalty of our customers. The results of these surveys once again showed improved loyalty from customers that remained highly satisfied. For more information about our new customers, see the Significant New Customer Contracts section, above.

Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Research and Development sections. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships. For more information, see the Partner Ecosystem Continues to Grow section.

End-Of-Year Financial Situation

Another Clean Bill of Health

SAP was in good health at the end of 2007, not least because of our sustained business success. Aside from the favorable economic climate, we can point to our broad, innovative range of solutions, highly qualified and highly motivated workforce, strong market position, efficient processes, sound profitability, and liquidity.

Employees

Headcount Increase

Headcount Grows with Business Success
Reflecting our success in business, we hired many highly qualified professionals over the course of 2007, thus creating a foundation for future success and continued growth. Our outlook for 2007 originally assumed there would be around 3,500 new positions. Later in the year, we reported that headcount would increase because of acquisitions. In fact, we filled a total of 4,668 new positions in 2007, of which some 500 were related to acquisitions. At the end of 2007, we had 44,023 employees worldwide (2006: 39,355; 2005: 35,873), of whom 162 were allocated to activities discontinued in 2007 and 43,861 to continuing activities. (These headcount figures are measured in FTEs.) Our headcount numbers in the remainder of this section refer to our continuing operations only. Of those 43,861 employees, 14,749 were based in Germany (2006: 14,214; 2005: 13,916). Of the overall headcount increase, 485 resulted from acquisitions.

Employees at Year End from continuing and discontinued operations
Full time equivalents | Change since previous year


29,610
+3%
32,205
+9%
35,873
+11%
39,355
+10%
44,023
+12%
36,000
27,000
18,000
9,000
0
2003
2004
2005
2006
2007

The average age of our employees was approximately 37 (2006: 37). The average length of service was about 5.4 years (2006: 5.3 years). About 30% of our employees were women (2006: 30%).

Reflecting increased activity, headcount in the field of software and software-related services grew 11% to 5,831 (2006: 5,243; 2005: 4,460). R&D headcount grew 10% to 12,951 (2006: 11,801; 2005: 10,215). Professional services and other services counted 12,785 employees at the end of 2007 - an increase of 11% (2006: 11,518; 2005: 11,430). Sales and marketing headcount grew 17% to 8,282 (2006: 7,050; 2005: 6,426). Finance and administration headcount increased 13% to 2,797 full-time-equivalent positions (2006: 2,472; 2005: 2,261). Our infrastructure employees, who provide IT and facility management services, numbered 1,215, a rise of 9% (2006: 1,114; 2005: 1,081).

Employee by Area from continuing operations
Full-time equivalents | percent | change since previous year


Sales and marketing 8,282
19% | +17%
Research and development 12,951
30% | +10%
Service and support 18,616
42% | +11%
General and administration 4,012
9% | +12%

The largest number of SAP employees (54%) work in the EMEA region, while 24% are employed in the Americas region and 22% in the Asia Pacific Japan region. The percentage increases were 17% in the Americas region, 6% in the EMEA region, and 24% in the Asia Pacific Japan region. Acquisitions accounted for 206 of our 1,520 new positions in the Americas region. We filled 1,315 new positions in the EMEA region. Of the 1,828 new positions in the Asia Pacific Japan region, most were in India (1,021) and China (476).

SAP employs people of more than 120 nationalities. We embrace this diversity as a valuable resource. We seek to create and maintain an environment in which people of every cultural and ethnic origin, age, gender, sexual orientation, gender identity, and learning and physical ability are positively valued in all our variety. Our global diversity office is charged with ensuring that our approach remains positive and that every employee's contribution to the success of our business is properly recognized. In 2007, we trained 2,010 of our employees and managers in matters relating to intercultural skills at 185 learning events. We also held more than 200 single-sex workshops at which over 2,200 women and men explored and learned about the value of gender differences.

Working for SAP

Germany's Best Employer

The great number of applications for positions we again received worldwide in 2007 indicates how attractive SAP is as an employer. This is underscored by the praise that others accorded SAP. In February 2007, the Great Place to Work institute once again named SAP as Germany's best large employer. For the third year in a row, we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our employee health management program won us the special prize in the health category. This award was based on the results of a survey of employees, so it was our own people – not a jury – who awarded us the honor. Overall, 198 companies of all sizes and from all sectors competed in the contest, which in Germany was run by Great Place to Work in cooperation with Capital magazine and the German Federal Ministry of Economics and Technology's New Quality of Work initiative, with other partners. The standardized method employed in the survey was specifically designed for such surveys and is used internationally by the Great Place to Work institute. Around 60 questions concerning their employer and dealing with fairness, team spirit, credibility, pride, and respect were anonymously answered by 343 SAP employees. The result confirms the importance of our corporate culture to our employees: Aspects employees mentioned as crucial to a "great place to work" included their own responsibility for customer-centricity, innovation, and quality, and the pursuit of product excellence. The criteria for these awards reflect every relevant aspect of working practice and the relationships within the employer's organization.

Our own global survey – which we conduct every two years – confirmed our employees' sense of identification with SAP.

- 91% of the respondent SAP employees believed in our products and services
- 90% believed in our goals and objectives
- 86% were proud to work for SAP
- 79% thought SAP was a great place to work

Human resources marketing firm Trendence's Graduate Barometer, the biggest and most influential survey of students in Germany, found – for the second time in successive years – that we were one of the most popular employers in Germany overall. We were ranked first among IT companies, up from second place in 2006.

We were also judged one of the 100 best employers again in the 2007 Best Workplaces in Europe awards. A survey by Hewitt Associates, The RBL Group, and Fortune placed SAP among the Top 10 European Companies for Leaders.

According to the Swiss Graduate Barometer survey conducted by Trendence and the Neue Zürcher Zeitung newspaper, young professional staff in Switzerland perceive SAP Switzerland to be one of the best employers.

SAP Labs India took part in the Businessworld Great Places to Work survey for the first time and achieved eighth place among the top 10 employers in India. SAP Labs India also won the Indiatimes award in the Excellence in HR through Technology category. In an annual Australia and New Zealand study, SAP Australia & New Zealand was selected as a 2006/2007 Hewitt Best Employer. The first ever Great Place to Work survey in Japan ranked SAP Japan in its top 20.

SAP Canada was a winner in the Mediacorp Canada Inc. 2007 guide to Greater Toronto's top 50 employers. Mediacorp publishes an annual Canada's Top 100 Employers guide. The evaluation criteria include, for example, employee communications, performance management, and training and skills development.

The Move Europe initiative selected SAP for its first European prize in recognition of our excellent holistic employee health management program. It was SAP's third prize for employee health management best practice in 2007. Move Europe is an official initiative of the European Commission in 27 countries. In Germany, the Commission's partner on the initiative is the BKK, the German association of employer-operated health insurance providers. Move Europe identifies and promotes healthy workplace lifestyle practice on a pan-European level.

Our success starts with our employees. Their innovativeness and commitment are crucial, as is their level of higher education. Most people we employ have a university degree in science, engineering, or business. In 2007, we continued our policy of investing in skills development to maintain high levels of employee proficiency.

As part of our major global Employer of Choice campaign, we continued an initiative at German universities that we kicked off in November 2006 to recruit highly qualified young employees, especially for our Walldorf, Germany campus. We identified the 100 best IT and business graduates for an "SAP Future Team" in a highly competitive selection process. This was the first step in an international campaign we are planning, involving various European universities, where we are backing our efforts with direct mailing campaigns, road shows, and campus info days.

Three educational institutes in Bulgaria, including the University of Sofia, and two universities in Romania joined the global SAP University Alliances program, which fosters tomorrow's business and IT talent. It gives students hands-on practice with SAP software, practical experience of today's working environment, and access to a wide range of learning materials. The program is attractive for us as a good future source of highly qualified recruits.

Share-Based Employee Motivation

Only highly motivated employees can deliver the top-quality work that our customers demand. To retain them, we must offer competitive conditions. In addition to good salaries, we offer our employees many additional benefits. Profit sharing is one important motivational element. We awarded STARs to about 23,600 employees in 2007 in recognition of their performance. In addition, 2,500 executives and selected top performers were awarded a total of approximately 7,000,000 STARs under our Stock Option Plan 2007 (SAP SOP 2007) and 700,000 STARs under our Incentive Plan 2010 program. By offering stock purchase programs in 35 countries so that employees can buy subsidized shares, we also encourage them to adopt an entrepreneurial approach to their work.

Research and Development

Resources for R&D

Fourteen Percent of Revenue Plowed into R&D

We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of business software. Our R&D activities in 2007 centered on our new SAP Business ByDesign solution. This new solution strategically extends our existing portfolio for small businesses and midsize companies, which also includes the SAP Business One application and the SAP Business All-in-One solutions.

In 2007, our R&D expense rose 9% to €1,458 million (2006: €1,335 million; 2005: €1,089 million). We spent 14% of total revenue on R&D in 2007 (2006: 14%; 2005: 13%).

The importance of R&D was also reflected in the breakdown of employee profiles. In 2007, our total FTE count in development work was 12,951 (2006: 11,801; 2005: 10,215). This is 30% of all Group employees and represents a 10% rise in the number of R&D employees since the previous year. Of the employees working in R&D, 48% (2006: 52%; 2005: 57%) are employed in Germany, 25% (2006: 22%; 2005: 18%) are in our high-growth development centers in China and India, and about 27% (2006: 26%; 2005: 25%) are in our other development locations.

The expenses for R&D include employee salaries and the cost of externally procured development services.

Research and Development Expenses
€ millions | change since previous year


872
-4%
908
+4%
1,089
+20%
1,335
+23%
1,458
+9%
1,200
900
600
300
0
2003
2004
2005
2006
2007

Development News

In 2007, our product development work focused on optimizing our solution portfolio. Working with our customers and partners, we developed numerous innovations and greatly extended the functional range of our software products. These efforts created rich new solutions in all four core areas of our product portfolio: enterprise applications and industry solutions; platform; software for small businesses and midsize companies; and offerings for business users. We also acquired companies and business to augment our portfolio of products.

Enterprise Application and Industry Solution Offerings Expanded

We adapted the enterprise applications in SAP Business Suite and all of our industry solutions for enterprise SOA and developed the following enhancements:

- SAP ERP: In July, we announced the availability of the second enhancement package for the SAP ERP application. Next to functional enhancements, the package included specific innovations for the media, utilities, telecommunications, and retail industries. We announced the third enhancement package in December. It delivers reporting, financial, human resource management, and quality management capabilities. These enhancement packages enable customers to quickly and cost effectively take advantage of key innovations without moving to a new SAP ERP release.
- SAP CRM: In December, we introduced a new version of SAP CRM. SAP CRM 2007 offers new enhancements and capabilities, such as real-time offer management, trade promotions management, business communications management (bringing e-mail, fax, and telephony together into one all-Internet Protocol environment), and pipeline performance management. Its dynamic new user interface with Web 2.0 functions gives business users more flexibility to manage customer relationships the way they prefer.
  By acquiring Wicom Communications, a leading provider of all-Internet Protocol software solutions, and integrating the Wicom capabilities with related SAP applications, we can now offer more efficient and powerful contact center and enterprise communications functions in the SAP Business Communications Management software.

- SAP Product Lifecycle Management (SAP PLM): We enhanced our product life-cycle management software, building the foundation for a new generation of the SAP PLM application. With SAP PLM, manufacturers can better address two dominant business trends – the accelerated speed of change and the need to achieve competitive differentiation by collaboratively innovating within their business network. Companies use SAP PLM to introduce new products more rapidly, for example, and to effectively collaborate with their business networks.
- SAP Supply Chain Management (SAP SCM): SAP SCM 2007 considerably extended our supply chain management offering, with its new applications for supply network collaboration, extended warehouse management, transportation management, and sales and operations planning. It can greatly help customers streamline, for instance, the way their marketing, production planning, sales planning, and financial budgeting work together. It can also help them optimize their trade processes, improve process transparency, drive down costs, and manage international shipping.
- SAP Supplier Relationship Management (SAP SRM): In 2007, we introduced an on-demand electronic purchasing solution. Companies can use the SAP E-Sourcing on-demand solution for their sourcing and procurement processes, such as online auctions and responding to requests for proposals. We also launched an application for contract life-cycle management and a spend analytics application that enables companies to more effectively manage procurement costs and compliance. Customers can use SAP SRM to run their complete procurement process from source to pay.
- SAP Auto-ID Infrastructure: We kicked off a new round of radio frequency identification (RFID) tagging development in 2007 with our SAP Auto-ID Infrastructure offering for product tracking and authentication. Customers can use it to collect and process product data from RFID tags and they can store and manage the data in the SAP object event repository designed for that purpose. This enables them to pinpoint the exact location of any object at any time.
- SAP Manufacturing: As a result of acquiring Factory Logic in late 2006, we added the SAP Lean Planning and Operations application to our offering for manufacturing industry. It helps manufacturers adapt more effectively and more flexibly to the changing demands of their customers. In addition, as a result of our acquisition of Lighthammer, in the new version of the SAP Manufacturing Integration and Intelligence application plant employees have better, personalized access to the information they need for decision making.

Platform Simplifies the Way People Use IT

SAP NetWeaver is the open integration and application platform that integrates people, information, and processes into one hub, across technologies and organizations, to reduce TCO. Customers wishing to create an enterprise SOA can deploy further elements of SAP NetWeaver, such as SAP NetWeaver Business Intelligence Accelerator and SAP NetWeaver Master Data Management, to optimize and enhance their core processes. We added new functions to the SAP NetWeaver technology platform in 2007. It now gives IT staff an even more powerful strategic technology platform to standardize, consolidate, and optimize their IT landscape and to develop and integrate innovative business process solutions. In developing the new functions for SAP NetWeaver, we concentrated on helping simplify the way workers use IT, accelerating design and integration of applications for business processes, and managing and accessing relevant data right across the enterprise. It is now even easier for customers to create a powerful business process platform based on enterprise SOA.

- SAP NetWeaver Composition Environment: We released the SAP NetWeaver Composition Environment, offering, a lean, integrated, standards-based development, modeling, and runtime environment. Software developers and technical consultants can use it to extend application logic and, depending on users' needs, compose new views and applications based on SAP software. It has been available to our customers and partners since May 2007.

- SAP NetWeaver Process Integration: In December 2007, we shipped the final major building block for creating an enterprise SOA. Companies use new functions in the SAP NetWeaver Process Integration offering, which we developed from the SAP NetWeaver Exchange Infrastructure component, to make their business processes more flexible and to manage enterprise services. At its heart is the Enterprise Services Repository, which is used to define all enterprise services and manage them through their life cycle. The new version also supports standards better, and improves the handling of data-intensive scenarios.
- SAP NetWeaver Business Rules Management: We acquired Yasu, a leading vendor of business rules management systems, and embedded its solutions in our SAP NetWeaver technology platform, helping our customers apply their business rules consistently to all of their business processes in heterogeneous IT landscapes, and update them as necessary. The control capabilities can also help companies better and more reliably maintain legal compliance.
- SAP NetWeaver Identity Management: We acquired MaXware in May 2007. We integrated its identity management solution in the SAP NetWeaver technology platform and enhanced it to help companies save time and money by optimizing the administration of user accounts and passwords.
- SAP NetWeaver Enterprise Search: In August 2007, we released the SAP NetWeaver Enterprise Search application. It provides secure, seamless access to information and processes in SAP and non-SAP systems to help information workers navigate to key business data. They can use it in familiar environments: in portals, as a desktop widget, on handheld devices, and in e-mail. SAP NetWeaver Enterprise Search delivers highly relevant results and suggested actions that reflect the user's role in the enterprise, and recognizes the business context of the search query.
- SAP NetWeaver Mobile: The first customers started using our new SAP NetWeaver Mobile offering in May 2007. This is the successor to the SAP Mobile Infrastructure component. It provides new, scalable middleware to simplify the management of mobile devices, and improved security functions. New development tools help build mobile applications with very little programming work. SAP NetWeaver Mobile also provides a runtime infrastructure for mobile solutions with which mobile workers can access the information they need from SAP and non-SAP applications, online and offline, wherever they are.

Midmarket Initiative Gains Pace

We developed the following new solutions and releases for small businesses and midsize companies in 2007:

- SAP Business All-in-One: We completed the development, ready for release early in 2007, of a new generation of the SAP Business All-in-One solutions. Based on SAP ERP and SAP CRM, the solutions leverage the power of an enterprise SOA to offer midsize customers new levels of flexibility and simplicity in their use. SAP's development partners also introduced many SAP Business All-in-One complementary solutions, which now number more than 80. Deepening support for midsize companies in specific industries, we added 60 SAP Best Practices offerings midyear, designed to boost the operational power of SAP Business All-in-One solutions.
- SAP Business ByDesign: In September, we launched SAP Business ByDesign. We developed this solution for midsize companies, complementing our existing portfolio of midmarket solutions. SAP Business ByDesign delivers simplicity, adaptability, and a wide range of functions at low running cost. SAP Business ByDesign is a complete on-demand software solution for businesses with 100 to 500 employees – fast growing companies that typically have not experienced integrated business solutions before.

- SAP Business One: In 2007, we added many core business processes to SAP Business One. The SAP Business One 2007 release offers many new financial capabilities from reconciliation to reporting that are designed to enable small businesses to leverage local best practices and meet local customary requirements. The solution comes with many new and redesigned screens and interfaces to make it easier to use, faster to access information, and more scaleable. It also adds new Web-based capabilities such as Web CRM and e-commerce to provide a single integrated system for small businesses to manage their business online and offline.

Significant Expansion of Business User Portfolio

We expanded our portfolio of products with innovative offerings, notably:

- SAP solutions for GRC: We delivered a new version of the SAP GRC Global Trade Services application to help customers better integrate processes related to import and export. The SAP Customs Processing for Automated Export Systems application, which our developers also completed in 2007, helps customers comply with new EU procedures by facilitating electronic communication with EU customs systems. The new version of the SAP GRC Process Control application has new functions to make it simpler to handle the internal controls required for management certification. We released the new SAP GRC Risk Management application, which provides automated functions for risk planning, identification, and analysis across companies' lines of business. An enhanced version of the SAP GRC Access Control application simplifies the compliant assignment and management of user authorizations for IT systems and access to data.
- Analytic blueprints from SAP: By acquiring Pilot Software we added a critical piece of new technology that is now integrated into our portfolio of analytic applications. We can now offer customers tools to foster the alignment of their business strategy across all of their organizations. This has the potential to make our core products, such as our applications for ERP, CRM, and SCM, even more attractive for our customers.
- SAP Strategy Management: We acquired Pilot Software to enhance our portfolio of strategy management software. Customers use the SAP Strategy Management application to continuously manage and assess the three cornerstones of business performance – metrics, decisions, and goals.
- SAP Business Planning and Consolidation: Our acquisition of OutlookSoft, a specialist company providing financial and strategy performance measurement solutions, extended our portfolio of solutions to help chief financial officers (CFOs). With its integrated planning, budgeting, forecasting, and consolidation capabilities, it is a solution that provides an effective control and planning toolbox. It also enables companies to conduct their business analysis more thoroughly and in more detail.
- Mobile business: Responding to growing interest in mobile business processes, we developed new mobile solutions and enhancements to existing mobile applications. Employees with mobile devices can be given full access to all core business processes from anywhere with our current offering.
- Duet: Duet, which has been available since 2006, enables information workers to use SAP-based business data and business process software in the familiar Microsoft Office environment. In March 2007, we delivered a value pack with new scenarios for sales management, travel management, and demand planning. It comes with new configuration tools for the system administrator, and with more languages.

Corporate Governance

Principles of Corporate Governance

SAP already had its own Principles of Corporate Governance ("Principles") in place in October 2001, before the German Corporate Governance Code ("Code") was published the year after. We have kept our Principles continuously under review and amended them where appropriate to keep in step with the amendments made to the Code from time to time. When we last reviewed our Principles in October 2007, we came to the conclusion that the gap between them and the Code had greatly reduced over time and that changes to the legislation and current practice had made provisions in the Principles obsolete. The Code, which had been continuously improved, together with the pertinent legislation, which had gradually covered the broader ground, made the maintenance of our own Principles redundant. We therefore decided to discontinue our own Principles of Corporate Governance – thereby improving the clarity of our communications for the benefit of our investors, not least those outside of Germany. In the future, when discussing corporate governance standards, we will refer to the Code only. For more information about our implementation of the Code's recommendations and suggestions, see our German Stock Corporation Act, section 161 annual Declaration of Implementation and our Corporate Governance Report.

Recommendations

The Declaration of Implementation issued by our Executive Board and Supervisory Board on October 27, 2007, reports that we do not follow four of the Code's total of 81 recommendations. In our Declaration, we list the instances in which we do not follow Code recommendations:

- We do not impose age limits for members of the Executive Board and Supervisory Board.
- Our Executive Board and Supervisory Board contracts do not provide for a deductible in directors' and officers' liability insurance policies.
- A chairperson or member of the Executive Board can become chairperson of our Supervisory Board or chairperson of a Supervisory Board committee.
- There is no consideration of individual performance in the variable remuneration of our Executive Board members.

Since a pertinent amendment to our Articles of Incorporation was entered in the commercial register in December 2006, we do now follow the recommendation in section 5.4.7 of the Code: We now recognize the additional responsibilities of the chairperson and deputy chairperson of our Supervisory Board and of members of its committees in their compensation packages.

As already noted, new recommendations were added to the Code in 2007. They chiefly concern responsibility for compliance, provisions in executive board rules of procedure governing the allocation of responsibility portfolios, and, in section 5.3.3 of the Code, the establishment of a nomination committee as a committee of the supervisory board. We will follow these new recommendations.

Suggestions

In June, a new suggested severance pay cap was added to the Code in section 4.2.3, proposing that under executive board membership contracts, serverance pay on premature termination without just cause should not be more than two times annual compensation including expenses or more than the compensation for the remaining term of the contract. We will partly follow this suggestion. The Supervisory Board has always insisted that the compensation contracts of Executive Board members must be reasonable, including, for example, provisions concerning severance pay, and it will continue to do so. Except where the termination arises out of a change of control, however, we do not believe it is practicable in Executive Board member contracts to cap severance pay on premature termination without just cause. To agree to such a cap from the outset would be contrary to the spirit of our Executive Board contract, which is normally concluded to cover the full term of the member's appointment and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. As in the past, in cases where an Executive Board member's contract is prematurely terminated by agreement, we would apply the spirit of the suggestion in the Code and ensure that any negotiated severance pay is reasonable.

There are two other Code suggestions to which we do not adhere:

- We do not appoint Supervisory Board members at different times, as suggested by the Code. All shareholder representatives are voted onto the Supervisory Board en bloc and they have equal terms of office. If a Supervisory Board seat becomes vacant during the regular period of office, by-elections are held for the remainder of the regular period of office. This is convenient because memberships are elected and work together.
- We have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP's long-term success as suggested in the Code, section 5.4.7 (2). We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members' motivation in respect of SAP. At SAP, variable remuneration is linked to the dividend and governed by our Articles of Incorporation. We believe that this ensures transparent, appropriate remuneration for Supervisory Board members that does not conflict with their legal responsibilities.

U.S. Regulatory Requirements

Because we are listed on the New York Stock Exchange (NYSE), we are subject to U.S. securities laws and to U.S. Securities and Exchange Commission and NYSE rules. We therefore continue to adhere to relevant U.S. laws and rules relating to corporate governance standards. Notably, 2006 saw the first audit of our internal control structure, as required by the U.S. Sarbanes-Oxley Act, section 404. It was conducted by our auditor, KPMG, which found that on December 31, 2006, our financial reporting control over the U.S. GAAP consolidated financial statements submitted to the SEC was effective. KPMG is also auditing that control structure as on December 31, 2007. The audit had not found any indication by March 19, 2008, that it was not effective on December 31, 2007.

Information Concerning Takeovers Required by the German Commercial Code, Section 315 (4), with Explanatory Material

As a group parent company using an organized market in the meaning of the German Securities Acquisition and Takeover Act, section 2 (7) for voting shares that we have issued, we are required by the German Commercial Code, section 315 (4) (1 to 9), to provide the following details in our Review of Group Operations. We also include explanatory material along with the compulsory disclosures:

- SAP AG's capital stock is €1,246,258,408, issued as 1,246,258,408 common no-par bearer shares. Each share has an attributable value of €1. One common share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. One SAP ADR corresponds to one SAP share. ADRs are deposit certificates of non-U.S. shares that are traded on U.S. stock exchanges instead of the underlying shares.
- The SAP shares are not subject to transfer restrictions. We are not aware of any other restrictions affecting voting rights or the transfer of SAP shares.
  We held 48,064,829 SAP shares at the close of the year. This treasury stock does not entitle us to any rights, and hence to any voting rights.
- Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 10.35% of the capital stock on December 31, 2007. For more details on SAP AG's ownership structure, see the Notes to Consolidated Financial Statements section, Note 20. Except as reported above, we are not aware of any direct or indirect capital holdings that exceed 10% of the voting rights. Deutsche Bank Trust Company Americas holds approximately 3.67% of the SAP AG capital stock in trust to facilitate ADR trading on the NYSE.
- The SAP AG Articles of Incorporation do not entitle any individual SAP shareholder to appoint members to the Supervisory Board, nor do shareholders have special rights conferring supervisory powers on them in any other respect.

- In votes on formal approval of their acts, employee representatives on the Supervisory Board are not permitted to exercise the voting rights associated with shares. Beyond this, there are no voting right restrictions for SAP shares held by employees.
- Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Articles of Incorporation also stipulate that the Supervisory Board can appoint deputy Executive Board members, who have the same rights as the full members regarding the external representation of SAP AG. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85.
- The Articles of Incorporation are amended by means of a resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the common stock represented in the vote in accordance with the German Stock Corporation Act, sections 179, 133. The Articles of Incorporation do not contain any provisions that conflict with this stipulation.
- Under our Articles of Incorporation, the Executive Board is authorized to increase the common stock within the limits of existing authorized capital amounts and subject to Supervisory Board consent. On December 31, 2007, there were four authorized capital amounts totaling €480 million. For more details on the individual authorized capital amounts, see the Notes to Consolidated Financial Statements section, Note 20.

The Annual General Meeting of Shareholders on May 10, 2007, granted a power to the Executive Board to buy back for treasury on or before October 31, 2008, SAP AG shares representing in total not more than €120 million of the capital stock. The shares repurchased under this power, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not exceed 10% of SAP's capital stock. The law also provides that SAP can buy back shares in certain other cases. These include, for example, buyback to prevent imminent serious damage to SAP and buyback to offer the shares to employees. For more details, see the German Stock Corporation Act, section 71 (1) (1 to 5).
SAP held 48,064,829 treasury shares on December 31, 2007. The Executive Board is entitled to resell or cancel treasury stock. In accordance with the German Stock Corporation Act, section 71 (1) (8), in certain situations the Executive Board is also authorized, with the permission of the Supervisory Board, to alienate treasury stock and to exclude the preemptive rights of the shareholders.
The Executive Board is also authorized to issue convertible bonds and stock options with conversion or subscription rights in respect of shares of SAP with a total attributable value, in relation to the common stock, of not more than €100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described, to issue and buy back stock and to grant conversion and subscription rights are widely followed common practice among companies like SAP. They give the Executive Board the flexibility it needs, in particular the option of using SAP shares as consideration in equity investments, raising funds on the financial markets at short notice on favorable terms, and returning value to shareholders during the course of the year. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The approved but unissued contingent capital for these purposes totaled €108,357,548 on December 31, 2007. On December 31, 2007, there were 12,840,929 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation programs, each of which, since the increase in common stock from corporate funds in December 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to

satisfy these rights with treasury stock. However, the terms of the SAP Stock Option Plan 2002 do not permit us to grant options with rights to SAP AG shares issued from the contingent capital for that plan after April 30, 2007. Its successor plan, the SAP Stock Option Plan 2007, is a virtual stock option plan: Beneficiaries receive STARs rather than options. We are therefore now no longer empowered to issue options on SAP shares to our Executive Board members or employees.

- The Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.
- We are party to material contracts that are subject to change-of-control provisions in the event of a takeover bid, as follows:
  - To increase its financial flexibility, in 2004 SAP AG negotiated a €1 billion syndicated credit facility with a group of international banks, which has not been utilized to date. The agreement contains a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50% of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination. If no continuation agreement is reached, the line of credit will end and the obligation to repay will become effective at an ascertainable time. Provided SAP takes certain agreed steps, that time will be not earlier than 30 days and not later than 80 days after SAP notifies the banks of the change of control.
  - To finance the acquisition of Business Objects, SAP AG has entered into a €4.45 billion credit facility, repayable by December 31, 2009, that includes a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50% of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination.
  - In agreements between SAP AG and various banks for bilateral credit lines that totaled €599 million as of December 31, 2007, we have agreed to material adverse change clauses permitting the banks to terminate if events occur that are seriously detrimental to our economic standing. The possibility cannot be ruled out that a change of control would adversely affect SAP for those purposes. These clauses are customary. In the past, we have utilized these bilateral credit lines only infrequently for a few days. We believe that in SAP AG's current liquidity situation, termination of these credit lines would not have a substantial effect on our financial standing in the short term.
  - We have entered into relationships with various companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of those agreements provide that if control of either party changes hands (for example, if we were taken over), the development and marketing agreement cannot be assigned without the consent of the other party or the other party has the right to terminate the agreement. Most of the agreements were entered into before mid-2006, and the obligations under them have to a great extent already been discharged.

Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are encountered with increasing frequency in Germany and elsewhere, are described in the Compensation Report section. There are no similar compensation agreements with employees.

Risk Factors and Risk Management

Risk Management

As a global enterprise, we are exposed to an extensive variety of risks across our entire range of business operations. In the broadest sense, we define risk as the danger of not achieving our financial, operative, or strategic goals as planned. To ensure our long-term corporate success, it is therefore essential that risks be effectively identified and analyzed and then eliminated or at least limited by means of appropriate control measures. We have a comprehensive risk management system in place, which enables us to recognize and analyze risks early on and to take the appropriate action. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks, a number of management and controlling systems, a planning process that is uniform throughout the Group, and a comprehensive risk reporting system. To ensure the effectiveness of our risk management efforts, as well as the transparency and aggregation of risks within the framework of reporting, we have opted for an integrated approach to managing corporate risks, to be uniformly implemented throughout the Group by a global GRC organization with a direct reporting line to the chief financial officer of SAP AG. The GRC organization has the following mandate:

- To continually identify and assess the risks incurred within all important business operations using a uniform, methodical approach
- To monitor implementation of the measures defined to counteract risks
- To report on risks to management and the Executive Board on a regular basis
- To develop and continuously maintain a global, risk-oriented insurance strategy as a means of risk mitigation
- To ensure compliance with regulations governing the establishment and monitoring of effective internal control over financial reporting in line with the U.S. Sarbanes-Oxley Act, section 404
- To ensure information security

In 2006, we conducted an audit of our internal control structure, as required by the U.S. Sarbanes-Oxley Act, section 404 for the first time. We found that on December 31, 2006, our financial reporting control over the U.S. GAAP consolidated financial statements submitted to the SEC was effective. We are also auditing that control structure as on December 31, 2007. The audit had not found any indication by March 19, 2008, that it was not effective on December 31, 2007. We have documented key business processes of SAP AG and its major subsidiaries, as well as the controls contained in these processes, in accordance with those requirements. Our global internal audit service and dedicated process champions periodically assess these standard processes and their documented procedures and test the design and effectiveness of the process controls. Further elements of the system include a Group-wide corporate Code of Business Conduct for employees and the work of the SAP Supervisory Board in monitoring and controlling the Executive Board.

Our risk management system is based on our global risk management framework, which we developed and implemented in accordance with international recommendations to ensure, among other things, that we comply with Sarbanes-Oxley Act regulations. The Global Risk Management Framework consists of five main components:

- A Group-wide risk management policy approved by the Executive Board
- A risk management organization that is part of our global GRC organization
- A Group-wide, uniform risk management process model
- IT tools implemented throughout SAP to support the risk management process
- Group-wide cascading risk reporting

Uniform Risk Analysis Across the Group

Within the scope of risk assessment, we consider the probability of occurrence as well as the loss associated with risks. We employ both qualitative and quantitative assessment methods that are uniformly structured across the Group and thereby foster the comparability of the risk analyses conducted across the various business units. In accordance with the results yielded by analyzing the probability of occurrence and potential loss, we assess a risk as "high," "medium," or "low" on the Group-wide uniform risk-assessment matrix. In addition, we apply stochastic risk-analysis methods such as value at risk (VaR) calculations to continuously determine our foreign exchange, litigation, and escalation exposures. Simulation techniques such as Monte Carlo analyses are used within the context of calculating contingencies for the pricing of project proposals.

In other areas where a quantitative assessment is more difficult, we employ qualitative assessment techniques based on the uniform risk-assessment matrix indicated above. We estimate the probability of occurrence and impact of individual risks using a common assessment horizon of three years to give us a risk prioritization. We only use insurance for risk control where the economic benefit appears worthwhile to us.

SAP Runs SAP Software
We have developed our own risk management software to create transparency across all risks that exist within our corporate alliance as well as to facilitate risk management and the associated reporting system. We record and address all identified risks in our own operational risk management application. Every quarter, we consolidate, aggregate, and present to the Executive Board the risk management information held in the risk management application. In addition, an ad-hoc risk-reporting requirement to the Executive Board and the chairperson of the Supervisory Board has been established where a risk with an expected loss exceeding €100 million is identified. We define a risk to our ability to continue as a going concern to mean a risk associated with an expected loss exceeding €150 million.

We review our risk management policy and process model annually and revise them if necessary. Our global internal audit service conducts targeted reviews to check compliance with our risk management policy. Our global internal audit service regularly reviews the reliability of the risk management structure and the efficiency of the risk management and reports the results to the Executive Board. Apart from these measures, our auditor performs an annual assessment of the suitability of our risk management structures for the purpose of identifying risks that would threaten our ability to continue as a going concern, as required by the German Stock Corporation Act, section 91 (2).

Key risk factors identified and tracked using the enterprise risk management program are summarized below, broken down by the same risk categories as we use in our internal risk management reporting structure.

Economic Risks
- The purchase and implementation of our software products constitutes a considerable investment for many of our customers, and is therefore subject to an investment decision-making process. Uncertainties brought about by changes in political, legal, or social situations can have an adverse effect on our business, assets, financial position, and operating results, since they are likely both to reduce customers' willingness to invest in acquiring and implementing our products and to delay the timing of these investments. In this context, particular risks can emanate from those countries in which, from a historical perspective, a certain legal and political instability prevails. However, our international orientation and the fact that we license our products on all significant world markets give us additional flexibility, because economic difficulties in one region can be balanced by increased business activity on other markets. We believe that a significant adverse impact on our expected business performance due to a decline in the general economic situation is unlikely.
- We are dependent on a highly networked global infrastructure. A disruption or failure of our internal systems or the local and regional infrastructures on which they depend could result in a disruption in our services or the sale of our products. Natural disasters, cyber-attacks, terrorism, disease pandemics, and other factors beyond our control may influence our normal business operations. Such conditions can damage the local, regional, and even the world economy, and affect our investment decisions as well as those of our customers. Our corporate headquarters, which includes our executive management offices as well as our main research and development departments and certain other critical business functions, is located in the German state of Baden-Württemberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our operations. Similar catastrophes impacting other key locations such as Bangalore, India; Ra'anana, Israel; Tokyo, Japan; Newtown Square, Pennsylvania, or Palo Alto, California, in the United States; Shanghai, China; or in Singapore, might also affect our

global operations, although less severely. The area where our headquarters is located is generally free of catastrophic natural exposures although the risks of cyber-attacks, terrorism, global pandemic, or an accident involving one of the nearby nuclear power plants does exist. Our other key development and infrastructure locations may have additional regional natural catastrophe exposures. Israel is also subject to risk exposures due to regional political instabilities. A catastrophic event that results in the loss of significant percentages of personnel or the destruction or disruption of operations in our headquarters or other key locations could affect our ability to provide normal business services and generate expected business revenues. However, data redundancies and daily information backup worldwide ensure that our key IT infrastructure and critical business systems should not materially be adversely affected. To minimize possible losses and ensure a coordinated and effective corporate response, our global GRC organization has a worldwide business continuity management program intended to ensure the functionality of our core processes in crisis situations.

- Our products and services are currently marketed in over 120 countries worldwide. Sales in these countries are subject to risks inherent in international business operations. Such risks include, in particular, the general economic or political conditions in individual countries, the conflict and overlap of differing tax structures, regulatory constraints such as import and export restrictions, legislation governing the use of the Internet and the development and provision of software and services. In Brazil, Russia, India, and China, certain regulatory constraints in the form of, for example, special levies on cross-border royalty payments and bureaucratic import-control processes still impede international goods traffic and business operations. We address these risks by means of various measures ranging from regular dialog with law firms, tax advisors, and the authorities of the host countries to the initiation of legal proceedings. A moderate impact on our expected business performance in the countries in question induced by such regulatory constraints is nevertheless possible. For the majority of our important target markets, in particular those of the EU and North America, the ever-advancing convergence of legal and tax regulations allows us to assess both the likelihood and impact of these risks as low.

Market Risks

- Competitors may gain market share because of acquisitions, the acceptance of new development models such as enterprise service-oriented architecture (enterprise SOA), and the popularity of new delivery models, such as "software as a service" (SaaS). In this context, large corporations such as IBM and Microsoft expand into our core market and compete with us more directly via enterprise SOA. Additionally, emerging SaaS vendors such as Salesforce.com are entering our market. Successful integration of acquired assets by consolidators such as Oracle and Infor may erode SAP's integrated suite value proposition. SOA may encourage a shift in buying patterns, encouraging increased custom application development to the advantage of tool vendors. Simple Web-based consumption models may encourage increased spending on SaaS to SAP's disadvantage. This could have a material adverse effect on us in a variety of ways, such as reducing sales due to customer uncertainty and subjecting us to competition from stronger, established companies or new peer-group companies. Additionally, traditional and non-traditional competitors are competing for finite partner wallet share that may make ecosystem revenue targets difficult to achieve. We believe that our strategy of organic growth, fill-in acquisitions, and a competitive SaaS midmarket offering remains valid for this environment. Therefore, we consider it unlikely now that our expected results will be greatly harmed by our direct competitors' winning significant segment share from us. Rather, we see the current wave of consolidation in the IT sector as an opportunity to strengthen our position. However, we cannot rule out that competitors may offer more extreme discounts to customers, thus significantly limiting our profits.

- The continuing trend toward business process outsourcing (BPO) could result in increased competition through the entry of systems integrators, consulting firms, telecommunications companies, computer hardware vendors, and other IT services providers. The perception of value created by SAP's products among customers could be diminished to the extent that outsourcing providers bundle SAP applications with their services or provide such services using non-SAP applications. While most of our revenue is currently derived from license contracts concluded directly with customers, an increased trend toward outsourcing business processes to external providers could have an adverse impact on our revenue and results. In addition, the distribution of applications through application service providers (ASP) or other SaaS models may reduce the price paid for SAP products or adversely affect other sales of SAP products. We are actively countering these risks with our increasingly successful structured BPO partner program and our own on-demand business models and product ranges. In light of these measures, we still consider the risk of significant impairment to our revenue and results from competing BPO providers and SaaS models as unlikely for the foreseeable future.
- Our large installed customer base has traditionally generated a large portion of our revenue. Declining customer satisfaction may lead to their decisions not to renew their maintenance agreements, not to license additional products, or not to contract for additional services, or to reduce the scope of their maintenance agreements. This could have a significant adverse effect on our revenue. We consider this unlikely due to the solid growth of business with our installed base in the past years and our forward-looking technological strategy, which has been acclaimed by both analysts and customers. Furthermore, customer satisfaction is closely monitored on a global basis to identify trends and proactively address them.

Business Strategy Risks

- Targeting midsize companies with the aim of building on our leading position in the midmarket is a key part of our strategy. In that context, introducing a new business model, and expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. These activities to win new segment share are all associated with risk that could have an adverse effect on our financial position and operating results aside from the risks associated with developing and launching a new product (discussed in the Product Risk section). In previous years, we demonstrated an ability to overcome risks associated with innovative approaches, and consolidated our leading position in this segment. In addition, we are confident we can cover our customers' requirements with shorter time-to-value, minimum risk, and predictable cost. Therefore, we believe it is unlikely that planned innovations or new business models will significantly impair our planned results.
- We have entered into cooperative agreements with a number of leading computer software and hardware suppliers, and technology providers to ensure that selected products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and services through alliance partnerships with third-party hardware and software suppliers, systems integrators, and consulting firms. Most of these agreements are of relatively short duration and nonexclusive. In addition, we have established relationships relating to the resale of some of our software products by third parties. Most of these third parties or business partners maintain similar arrangements with our competitors, and some even operate in competition with us. A decision by these partners to cease cooperating with us when such agreements or partnerships expire or come up for renewal could adversely affect the marketing of and demand for our software products. However, this risk has become considerably easier to assess in recent years because of the ongoing consolidation in the enterprise software industry. We assess the occurrence of such a risk event with a significant impact on our expected business performance to be small because leading system integrators and IT infrastructure providers such as IBM and Microsoft, even where in competition with us, see cooperation agreements as an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle, a competitor of ours, governing SAP's resale of Oracle database licenses, since we are Oracle's largest database reseller worldwide.

Human Capital Risks

- Our highly qualified employees and managers provide the foundation for developing and selling new products, marketing and providing services for existing products, successfully leading and executing SAP's business processes, and thus for securing its financial success. Ensuring that our workforce feels a long-term commitment to SAP is of utmost importance to us, as is attracting new, highly qualified employees. IT companies are all competing for top talent, so in certain labor markets the competition for top talent is very tight. Further intensification of competition is likely on the labor market because of growing demand for well-qualified and experienced professionals (for example, IT, consulting, and others). Our operations could be adversely affected if a high number of employees were to leave in quick succession and qualified replacements were not available. In light of the ever-increasing competition for highly qualified talents in the IT industry, there can be no absolute assurance that we will continue to be able to attract and retain key performers over the long term, despite the attractive benefits SAP offers. Therefore, we believe SAP's attractiveness as an employer will again offer excellent opportunities to hire selected top talent worldwide in 2008 with the potential to contribute to SAP's increased business success in the future. Extra efforts are being undertaken to mitigate the risk through employee qualification and development activities, including but not limited to thorough succession management as well as through employer benefit programs (for example, a performance-oriented remuneration system, employer-financed pension plan, and long-term incentive plan). In addition, efforts to strengthen management capacities through management development programs, mentoring and coaching, and top talent programs have been undertaken. We therefore assess the risk of a tangible adverse effect on our business operations because of the departure of key managers and employees as unlikely now.

Organizational and Governance-Related Risks

- As a stock corporation domiciled in Germany issuing securities listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. As mentioned earlier, in 2006 and 2007 we assessed our disclosure controls and procedures and determined they were effective. Nonetheless, however great our efforts, there can be no assurance that we will not be held in breach of regulatory requirements if, for example, individual employees behave fraudulently or negligently. We assess the likelihood of a material future occurrence of such a risk event as remote due to a significant number of internal control mechanisms, but we cannot entirely exclude the risk. Any such event may have a material adverse impact on our reputation and may lead to decreased business and stock value performance, although it is difficult to quantify the risk involved exactly due to the large variety of potential noncompliance scenarios. We continually monitor new regulatory requirements and take steps to ensure employee awareness of required standards and our Code of Business Conduct. In 2007, we centralized our policy-related compliance programs into a Global Compliance Office. A Chief Global Compliance Officer was appointed to oversee policy implementation, training, and policy enforcement efforts globally. Enforcement activities are monitored and tracked to allow trending and risk management analysis and to ensure consistent policy application throughout the Group.

Communication and Information Risks

- We have undertaken a range of measures in recent years to mitigate the risk that internal, confidential communications and information about sensitive subjects such as future strategies, technologies, and products are improperly or prematurely disclosed to the public. These measures include Group-wide mandatory security standards and guidelines relating to external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encrypted hardware equipment to employees who are frequently exposed to sensitive, confidential information. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development became public knowledge. In light of these extensive measures, which we regularly review, we assess the occurrence of such a risk event as unlikely.

Financial Risks

- Our management and external accounting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Consequently, period-over-period changes in a particular currency can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro has a positive effect. Accordingly, the relative rise in the value of the euro against foreign currencies such as the U.S. dollar and the Japanese yen in 2007 had an adverse impact on our financial results. We continually monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows, and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as necessary. As a result of various steps we have taken, management of our foreign currency risk is to a great extent centralized with SAP AG in Germany. Taking into account the risk management instruments mentioned, for SAP AG we regularly quantify the foreign exchange exposure for the most relevant currencies (in particular, the U.S. dollar, pound sterling, Japanese yen, Swiss franc, South African rand, Canadian dollar, and Australian dollar) using the value-at-risk method. We calculate the possible loss of income from foreign currency influences for a holding period of 10 days and a confidence level of 99%. The following table shows the value-at-risk calculated based on exposure figures for our above mentioned main currencies (exposure is defined as the outstanding open items taking into consideration concluded hedging transactions) at the end of the fiscal year and the yearly averages for fiscal years 2006 and 2007. The yearly averages are calculated using the figures at the end of the relevant quarters. Our 2007 average value-at-risk and year-end value-at-risk were significantly higher than in the previous year. This is chiefly due to the expansion of our hedge horizon from 12 to 15 months and the inclusion of the highly volatile South African rand in the ambit of our risk management. In addition, the volatility of almost all of our most relevant foreign currencies has considerably increased. Consequently, our value at risk significantly increased in 2007.

€ millions	Dec. 28, 2007	Average for Year 2007	Dec. 29, 2006	Average for Year 2006
Value at risk	12.4	13.6	3.8	8.5

- Variances or slowdowns in our licensing activity may negatively affect revenue from services and support, since such revenues typically lag behind license revenue. A significant decrease in the percentage of our total revenue derived from software licensing could thus have an adverse effect on our business, financial position, operating results, and cash flow. In view of the growing importance of support revenue and revenue from subscriptions and other software-related services, we adopted software and software-related service revenue growth as a measure of our performance. In addition to our focus on new license revenue, we have started to tap more continuous product revenue streams such as subscription fees. Software and software-related services are thus at the core of our corporate development strategy, and new offerings support growth in those fields.

- SAP's policy with regard to investment in financial assets is set out in our internal treasury guideline document, which is a collection of the rules that apply globally to all companies in the Group. The weighted average rating of our financial assets is "A." Predominantly, our financial investments are short term. Because of our cautious investment policy, we believe we are not currently exposed to any negative effects on our assets arising out of the subprime lending crisis, which relates to secured and unsecured housing loans to borrowers with inadequate or poor credit history.
- We use derivative instruments to hedge risks resulting from future cash flows associated with SAP's employee stock appreciation rights (STAR) plan. However, there can be no assurance that the benefits achieved from hedging the STAR plan will exceed the costs of hedging the STAR plan.

Project Risks

- Implementation of SAP software is a process that often involves a significant commitment from our customers in terms of resources and is subject to a number of significant risks over which we have little or no control. Additionally, some projects are managed by third parties and we may have limited insight into factors such as implementation schedules, costs, and project issues. We cannot provide absolute assurances that protracted installation times will not continue, that shortages of trained consultants will not occur, or that the costs of installation projects will not exceed the fixed fees we charge in some of our customer projects. Unsuccessful customer implementations projects could result in claims from customers, harm SAP's image, and cause a loss of future revenues. However, for various reasons we have been trending positively in this risk category for several years. A tangible adverse impact on SAP's expected business and earnings from customer project risks is unlikely. On the one hand, our customers now increasingly follow modular project approaches to optimize their IT environment. They embark on sequentially integrated individual projects with a comparatively low risk profile to realize specific potential improvement instead of pursuing highly complex resource-intensive projects to implement an all embracing IT landscape. On the other hand, our projects use a risk management system that is seamlessly integrated into SAP project management methods and safeguards successful implementation with coordinated risk and quality management programs. Risk control and minimization in customer projects have thus been optimally integrated into our overall risk management system. Escalation expenses remain very low, although in 2007 they increased slightly when measured in relation to the growth of our business. The number of actions filed against us arising out of our regular operations once again remained unchanged in comparison with the preceding year. In our opinion, the remaining individual risks are adequately considered in our financial planning. In addition, we have provided adequate insurance coverage against a broad range of typical liability scenarios established on the basis of known project risks. In those cases where risks result from partner implementation, we mitigate risks through the sale of safeguarding services, inclusion of subject matter experts on partner-led projects and close relations with the partners in our Global Alliance program.

Product Risks

- To achieve full customer acceptance, new products and product enhancements can require long development and testing periods. Such efforts are subject to multiple risks, for example, scheduled market launches can be delayed, market needs and requirements may not be entirely met, or products may not completely satisfy our stringent quality standards. Furthermore, new products and product enhancements may still contain undetected errors when they are first released. Our product innovation life-cycle process, which provides strict quality controls at various defined points, was implemented several years ago to counteract such risks. In addition, we work in close cooperation with early-stage customers to correct such errors in the first year following the introduction of a new software release. There can be no assurance, however, that all such errors can be corrected to customers' full satisfaction. As a result, it is feasible that certain customers may bring claims in certain cases for cash refunds, damages, replacement software, or other concessions. SAP software products are chiefly used by customers in business-critical applications and processes. This raises the defined risk in the event of actual or alleged failures of our software products and services.

Our contractual agreements generally contain provisions designed to limit SAP's exposure to warranty-related risks. However, these provisions may not cover every eventuality or be entirely effective under applicable law. Such claims could adversely affect our assets, finances, income, and reputation. Nevertheless, we counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified according to ISO 9001, and program risk assessments during product development. The generally high quality of our products is confirmed by our low customer escalation handling expenses (as described in the Project Risks section), the low rate of litigation arising against us out of our regular operations, and our constantly high customer satisfaction ratings as measured by regular customer surveys. Therefore, we believe it is unlikely that our planned results will be significantly impaired by product defect claims from SAP customers.

- Our products include security features that are intended to protect the privacy and integrity of customer data. However, information systems and software applications are increasingly coming under attack for reasons ranging from criminal intent to personal financial gain. At the same time, an increasing number of applications are offered and supplied over the Internet to simplify cross company processes. Despite our security features, SAP products may be vulnerable to attacks and similar problems may be caused by attackers such as hackers bypassing the security precautions of our customers and misappropriating confidential information. Attacks by criminally motivated hackers or similar disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers and lead to claims for damages against us from customers. We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, all our applications are supplied with a security guideline intended to enable optimum integration into our customers' existing security architecture utilizing the safety functions delivered by SAP with the product. We have a specifically dedicated product security team that is responsible for this. However, in the unlikely event that any security problems are identified in SAP software, customers are provided with help to rectify the situation as quickly as possible. Despite the fact that SAP performs extensive security tests and our products have not been significantly exposed to major security attacks so far, it cannot be ruled out that we are exposed to such attacks.
- We have taken numerous third-party technologies under license and incorporated them into our portfolio of products. It cannot be ruled out that the licenses for certain third-party technologies will not be terminated against our interests or that we will not be able to favorably license third-party software for our products. This could lead to short-term replacement problems and to significantly higher development expenses. The risk increases if we acquire a company or a company's intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own. Overall, in our assessment this risk is low. However, we cannot exclude the possibility that our business performance might be adversely affected specifically by a product from a business we acquire.
- A key component of our strategy for a broad adoption of the SAP NetWeaver technology platform is offering it to certified independent software vendors (ISVs) to develop their own business applications. To the extent that SAP cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions displaying significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. To counter this risk, we have established a thorough certification process for all third-party vendors designed to ensure that they deliver consistently high quality. In our current assessment, which is based on our experience of having successfully certified more than 2,000 third-party solutions built on SAP NetWeaver, the risk of an adverse effect on our business is low.

Other Operational Risks

- We use many different measures to protect our intellectual property. For example, we apply for patents, we register trade, service, and other marks, we register copyright, and we implement procedures and processes to protect our trade secrets. We are also willing to enforce our intellectual property rights against third parties who we believe infringe our intellectual property rights. We impose appropriate provisions in our license and nondisclosure agreements. However, it cannot be ruled out that all measures to protect our innovations will be sufficient to prevent a third party from infringing SAP's intellectual property rights. We could suffer damage caused by an infringement of our intellectual property rights that cannot be pursued effectively in the courts. For example, in some countries in which we market our software products the local laws and courts do not offer effective means to enforce our intellectual property rights.
- Software in general includes many components or modules that provide different features and perform different functions. Some of these features or functions may have valid intellectual property rights attached to them. SAP respects the valid intellectual property rights of third parties. We have been issued patents under our patent program and have a number of patent applications pending for our innovations. Nevertheless, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing certain technologies in our products, or require us to enter into royalty and licensing arrangements on terms that are not favorable to SAP. Third parties have claimed, and may claim in the future, that we have infringed their intellectual property rights.
- In 2007, a number of lawsuits were filed against SAP for alleged patent infringement. For more information about actions before the Court and claims brought against us, see Note 24 in the Notes to the Consolidated Financial Statements section. We do not believe they will have any material adverse effect on our business, finances, income, or cash flow. However, any trial involves risk and potentially substantial legal costs. It is therefore impossible to exclude for certain the possibility that these cases could have a material adverse effect on our business, finances, income, or cash flow. The outcome of these actions currently before the courts cannot be predicted to any degree of certainty. We think it likely that SAP will increasingly be subject to such claims. The legal wrangling involved with a claim, with or without merit, can be time-consuming and often results in costly litigation. Moreover, such actions could result in product shipment delays, injunctions against the sale of our products or services, necessitate a complete or partial redesign of important products, and/or require us to enter into royalty or licensing agreements, which would significantly impair our results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us.
- As a software company, we attach great importance to protecting confidential information and intellectual property. There is a danger that someone might gain unauthorized access to our facilities and to sensitive material, and might use such material to SAP's detriment. We have several physical and organizational barriers to such unauthorized access, such as multilevel access control, video surveillance at all key locations, and security personnel contractors. In our assessment, the risk of material impact on our business performance from compromised confidentiality arising out of unauthorized access is therefore low.
- Our core processes (for example, application development, sales, customer support, and financial operations) are highly dependent on IT infrastructure (like networks and operating systems) and applications (such as SAP ERP or SAP Customer Relationship Management). Therefore, a secure and reliable IT operation is important for SAP's business success. Outage of critical infrastructure can be triggered by problems like malware or virus attacks, sabotage by hackers, failures during change management (for example, operating system or application upgrade), serious natural disasters, or failure of underlying technology (such as the Internet). This could disrupt our systems/network or make it inaccessible to customers or suppliers. These incidents could lead to a substantial denial of service (unavailability), change (breach of integrity), or disclosure (breach of confidentiality) of SAP's, our customers', or our partners' services or data, causing production downtime, recovery costs, and customer claims. Such incidents would significantly harm our business. However, a variety of defense mechanisms is in place that safeguard our IT infrastructure. Examples are state-of-the-art firewalls, anti-virus software, intrusion detection technology, and high availability landscapes – including the development and quality infrastructures. The IT processes are audited and successfully certified according to ISO 9001 (Quality System) and ISO 27001 (Information Security Management System). As a result, our main IT system enjoyed an average availability of 99.83% in 2007.

- In the past, we have acquired companies, products, and technologies to expand our business. Such acquisitions are also planned for the future. In particular, our strategy for growth includes acquiring enterprises to specifically expand our product portfolio, such as the acquisition of OutlookSoft and Business Objects. In addition to risks in the categories already discussed, the risks commonly encountered in such transactions include the inability to successfully integrate the acquired business and the acquired technologies or products with our current products and technologies; a potential disruption of our ongoing business; the inability to retain key technical and managerial personnel; the assumption of material unknown liabilities of the acquired companies; the incurrence of debt or significant cash expenditure; a potential adverse impact on our relationships with partner companies, third-party providers of technology or products, or customers; and regulatory constraints. They could adversely affect our revenue and income. We counter these acquisition-related risks by means of many different methodological and organizational measures. These range from thorough technical, operational, financial, and legal due diligence checks on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction to detailed, standardized integration planning and its execution by a dedicated integration team.
- As a venture capital investor, in the past we acquired and expect in the future to continue to acquire equity interests in technology-related companies. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations may possibly affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, under German tax law, capital losses and impairments of equity securities are not tax-deductible, which may negatively affect our effective tax rate. However, this risk is restricted due to the limited scope of our venture-capital activities, making a significant effect on planned results unlikely. This risk is mitigated through diversification of our portfolio and through active management of our investments.

Consolidated Risk Profile

In 2007, the categories with the highest percentage scores in our overall risk distribution profile were project risks, product risks, and other operational risks – all with similar scores. Next came market risks, strategic planning risks, and human capital risks - also all with similar scores. All of those categories together account for 82% as a portion of all risks in the consolidated profile. All of the other categories of risk are relatively insignificant to SAP.

None of the quantifiable risks identified by our risk management system exceeded the threshold we set (€150 million expected loss) defining a risk to our ability to continue as a going concern. The risks identified and quantified by our continuous operative risk management process continue the positive trend recorded in the preceding year. The proportion of "high" and "medium" risks in the risk-level matrix we use once again decreased in 2007. At the end of the fourth quarter, the risks categorized as "high" accounted for 2% (2006: 5%), while the proportion of "medium" level risks declined over the course of the year to 13% (2006: 21%). As a result, the proportion of risks categorized as "low" rose to 84% (2006: 74%). In our view, the risks identified above do not individually or cumulatively threaten our ability to continue as a going concern. On the contrary, the consolidated risk profile developed favorably during the course of 2007, and we believe our business opportunities, described below, will be of far more significance. In view of our risk profile, we are confident that we can continue in 2008 to successfully counter the challenges arising from those risks thanks to our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification.

Business in the New Year: Early News

- In January 2008 we took over Business Objects, and squeezed out the residual minority shareholders in February. Business Objects is a provider of solutions in the field of business intelligence. In the Gartner Magic Quadrant for Business Intelligence Platforms 2008, Business Objects is in the Leaders segment. Directly and via channel partners, Business Objects markets technology, consulting, and training services designed to deliver the intelligence and solutions that enterprises of all sizes need to make well informed business decisions. Our new subsidiary has twin headquarters in San Jose, California, and Paris, France. Taking into account expected transaction costs, we estimate that the cost of acquiring Business Objects slightly exceeds €4.8 billion. The cost includes €0.5 billion, approximately the nominal value of the outstanding convertible bond, which SAP acquired as part of the transactions. As a result, the purchase price for equity-related securities amounts to approximately €4.3 billion.
  Based on preliminary valuations, we expect to acquire assets of approximately €1.9 billion to €2 billion including identifiable intangible assets of about €0.9 billion and cash of around €0.8 billion. The assumed liabilities are expected to amount to between €1.2 billion and €1.3 billion, including the acquired convertible bond at face value. We expect that goodwill resulting from this planned acquisition will be approximately €3.5 billion, which will not be tax deductible We are still in the process of evaluating the assets, liabilities, and contingencies, so the figures presented here may still change significantly. The allocation of goodwill to our reportable segments will depend on our final management structure, which has not yet been determined. The goodwill results from expected synergies and acquired workforce, which are not identifiable intangible assets under SFAS 142. They therefore cannot be capitalized separately but are included in goodwill. We expect the effect on our U.S. GAAP earnings per share to be positive in 2009 and subsequent years. We expect the acquisition will have a nonrecurring negative effect on our U.S. GAAP earnings per share in 2008 around the middle of the single-digit euro cent range. For more information about the effect of the acquisition of Business Objects, see the discussion of our operational outlook for 2008 in this review of operations.
  In taking this step, we are uniting two of the leading companies in the global IT industry. The combination of Business Objects solutions with our technologies puts us in a position to offer a unique portfolio of products that give business users – process owners and decision makers in business – a full view of the intelligence they need for effective decision processes. Together, SAP and Business Objects want to develop top quality solutions for these business users, while continuing to grow their business with their customer base. One of the most important elements in our strategy for growth is increasing our new product revenue, focusing especially on the business user segment, where we believe demand is growing and is potentially enormous. We believe this acquisition will accelerate our growth in the business user segment, give us a competitive edge – most notably in the field of business intelligence software – and take us nearer our declared aim of doubling our market potential by 2010.
- The Supervisory Board appointed John Schwarz the seventh member of our Executive Board with effect from March 1, 2008. John Schwarz is the managing director of Business Objects, which is now an independent business unit within the SAP Group.
- In February 2008, the Great Place to Work institute once again named us Germany's best employer. For the fourth year in a row, SAP achieved the top ranking in the category for companies in Germany with more than 5,000 employees.
- We also took various steps to further improve our business.

Outlook

Global Economic Outlook

The IMF predicts continued growth in the world economy in 2008, even though the risk that the economy might slow down had, it says, increased since the second half of 2007. It assumes global output will grow 4.8% in 2008. Negatives continuing to emanate from the United States, sustained downward pressure on house prices in some countries, and persistent high volatility on the credit markets could all slow the economy, says the IMF.

In addition, it would become more difficult for companies to obtain funding in view of the general reassessment of risk and the more austere credit analysis climate. The OECD expects commodity prices, which were already high at the end of 2007, to be a further source of difficulty. Nonetheless, the OECD expects the output of its member states, which are industrialized countries, to grow 2.3% in 2008 and 2.4% in 2009. In January 2008, the European Central Bank (ECB) predicted that global economic growth would remain sturdy overall because the effects of the weakening U.S. economy would be mitigated by the energy of the emerging markets.

However, the economists predict highly divergent regional trends. According to the IMF, in 2008 U.S. total output would grow as little as 1.9%, held back by persistent problems on the mortgage market and slack consumer demand. However, at the end of 2007 the OECD did not see any reason to assume the U.S. economy would go into recession in 2008. Unemployment would increase only slightly, and inflation would slow. At the beginning of 2008, the ECB was basically upbeat about the United States.

The IMF believes slower growth in the United States would also make itself felt in closely linked countries. The year would be especially difficult in countries where the real-estate market had not yet passed through the full correction cycle. There were Western European countries in that category, which is why the IMF expects EU output to grow only 2.5% in 2008.

It expects growth in the German economy, which is strongly oriented to exporting, to decline from 2.4% in 2007 to 2.0% in 2008. The OECD believes that in 2008, growth in the euro area will continue to become more independent of growth in the United States. Despite faltering global growth, the ECB expects the economy to remain receptive to goods and services from the euro area in the medium term.

The IMF predicts that the economies of Asia will show more vigor, with 4.4% growth in 2008 in the industrialized countries and 8.8% growth among the emerging economies in 2008. Of these, it expects Chinese output to grow 10.0% and Indian output to grow 8.4%. On the other hand, it expects Japanese output to grow only 1.7%.

The IMF expects the volume of world trade to grow 6.7% in 2008; the OECD's forecast is 8.1% followed by a further 8.1% in 2009.

IT Market: Outlook for 2008

U.S. market research firm IDC expects the IT market to retreat to much less spirited growth in 2008, especially in the United States. It believes vendors will respond by focusing more on the markets with the lowest saturation levels.

IDC foresees that larger vendors will also expand into more service-intensive fields of operation. It expects increased acquisition activity as companies seek to entrench their positions in target markets. These include not only the emerging economies and the midmarket but also segments such as software on demand, information management, analytics, and specialized services.

Consequently, IDC expects IT spending to grow 5.5% or 6% in 2008, compared with 6.9% in 2007. Gartner expects IT market expansion (excluding telecommunications) to be at the top of that range in 2008, at 6.0% (2007: 9.0%). IDC perceives notable risks for the IT market in the overall economic trend in the United States, especially on the U.S. real-estate market. Any retreat there could persuade companies to severely trim IT budgets.

Turning to the regional perspective, IDC and Gartner both predict IT sales in the United States, excluding telecommunications, to increase 5.5% in 2008.

IDC foresees stronger IT sales growth in 2008 in the Asia Pacific region (6.7%), Eastern Europe (12.4%), and Latin America (12.9%), although these are generally below the 2007 levels. Gartner has similar expectations, and both firms expect the expansion of the sector to continue to accelerate in the Latin American countries. IDC sees IT sales growing 5.9% in Western Europe and 5.2% in Germany. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) surveyed its members and expects business to be upbeat in Germany. Gartner expects the IT market in Western Europe (excluding telecommunications) to grow 4.7% in 2008.

IDC expects small businesses and midsize companies to spend between 8% and 10% more on IT in 2008. Until recently, many products on offer for small businesses and midsize companies were actually packaged products for big corporations, but with minor functional adaptations or reduced prices. However, software vendors were now creating specially tailored midmarket offerings and solutions, IDC reported. It was a strategy with considerable potential for sales, it said.

IDC expects the global hardware market to expand 5.7% and the services market to expand 6.3% in 2008. It sees spending on packaged software growing 8.5%. IDC sees the market for specialized applications expanding only 7.5% in 2008, whereas Gartner's prediction of 8.7% segment growth is more optimistic. Both of these worldwide leaders in IT market analysis envision a less buoyant information technology market overall in the medium term. They both consider that much of the potential for packaged software products is spent. They believe it is time for specialized markets in software applications and hardware deployment to develop.

SAP Moving Forward

Strategic Perspectives

Our strategy is to consolidate our market position in our traditional core business and continue to build our new business with smaller companies. This positions us to address the entire business software market – enterprises of all kinds and sizes.

Expanding Our Traditional Core Business

There is considerable potential for growth in our traditional core business with many global corporations and companies in the upper midmarket. Enterprise SOA is the basis for building a business process platform. A business process platform enables us, with our partners, to provide an ecosystem that opens the door to competitive edge for our customers – with more flexible, more efficient business models and processes.

We intend to consolidate our leadership in our traditional core business with large global and upper midmarket customers. The trend is for such customers to enter into long-term strategic relationships with us. SAP Business Suite is an entire family of business applications that offers much greater functional scope than isolated solutions. We intend to actively target key industries such as financial services, retail, the public sector, and communications. Migration of our customers from SAP R/3 to SAP Business Suite strengthens our position.

By actively supporting solution, channel, and service partners in the SAP PartnerEdge program, we intend to continue nurturing the broad ecosystem around our customers. Such an ecosystem will help us serve customers with a wider spectrum of offerings while targeting their particular wants more specifically – which will benefit all parties involved: the customers, our partners, and us.

Our ecosystem is based on enterprise SOA and a business process platform, comprising:
- Process components that implement enterprise services in a robust and reusable fashion
- An Enterprise Services Repository of business process and object models
- The SAP NetWeaver technology platform to integrate and run service-enabled business applications
- The SAP NetWeaver Composition Environment to plan and build flexible and innovative business processes

We also intend to accelerate our growth in the field of applications for business users. These include data analysis, governance, risk management, and compliance. With this in mind, we acquired Business Objects early in 2008. There is a growing variety of different circumstances in which people use SAP applications. For example, Duet lets people use our software together with Microsoft Office, and mobile devices support the non-desktop use of systems running our applications.

SAP Business All-in-One, which we market with partners, is another factor in maintaining our leading position in the upper midmarket segment.

We intend to further consolidate our position as the world's most successful maker of business software by ensuring that each region contributes more evenly to our earnings. We intend to continue increasing the revenue we derive from our core markets – but also from growth markets, especially Brazil, Russia, India, and China (the BRIC countries).

Developing New Business with Smaller Companies

SAP Business ByDesign is a complete software solution for businesses in the 100 to 500-employee size range – fast growing companies that typically have not experienced integrated business solutions before.

We estimate that in Germany and the United States alone there are about 60,000 such companies, and that the potential total world market is worth more than €11 billion or US$15 billion.

To tap potential business in the lower midmarket in the years to come, over an eight-quarter period in 2007 and 2008 we intend to invest about €300 million to €400 million more in sales channels, processes, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem.

Organic Growth and Targeted Acquisitions

We remain strategically committed to primarily organic growth. That is why we will continue to invest in product development work of our own, along with our investment in infrastructure, sales, and marketing. Our platform strategy also enables us to leverage the innovative potential of our partners for the use of our customers. We expect to make targeted acquisitions to improve our coverage in key strategic fields. To accelerate our growth in the field of business intelligence, we have acquired Business Objects S.A.

Operational Outlook for 2008: Profitable Growth

In 2008, we plan to continue to build new business around SAP Business ByDesign and the related business model. We also plan to focus on rapidly integrating Business Objects and harvesting our new opportunities in the field of applications for business users.

Assuming an effective tax rate between 31.0% and 31.5% based on U.S. GAAP income from continuing operations, our outlook guidance for fiscal year 2008 is as follows:

- We expect full-year 2008 non-U.S. GAAP software and software-related service revenue, which has been adjusted for a non-recurring deferred support revenue writedown of approximately €180 million from the acquisition of Business Objects, to increase between 24% and 27% on a constant currency basis (2007: €7.427 billion). We expect SAP's business, excluding the contribution from Business Objects, to contribute 12 to 14 percentage points to this growth.
- We expect our full-year 2008 non-U.S. GAAP operating margin, which has been adjusted for a non-recurring deferred support revenue writedown from the acquisition of Business Objects and acquisition-related charges, to be between 27.5% and 28.0% on a constant currency basis (2007 non-U.S. GAAP operating margin: 27.3%).
- The 2008 non-U.S. GAAP operating margin outlook includes accelerated investments of €175 to €225 million (2007: €125 million) in building a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket.
- We plan to increase our headcount by about 4,000 FTEs in 2008, and we expect 10% of the new jobs to be in Germany. Those numbers do not include the hirings resulting from the acquisition of Business Objects.
- We intend to continue our proven strategy of returning excess liquidity to our shareholders in 2008. We therefore intend to buy back shares in 2008 and, if the Annual General Meeting of Shareholders so resolves, we will pay a dividend that provides a payout ratio of about 31%.

Excepting acquisitions, our planned capital expenditures for 2008 will be covered in full by operating cash flow and will chiefly be for completing new office buildings at various locations. We intend to further strengthen our healthy financial situation.

Among the assumptions underlying this outlook are an economic environment as described in this review and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

Outlook to 2010

In the medium term, we expect further advances and continuing revenue growth. Our strategy is to increase software and software-related service revenue, which comprises software and maintenance revenue and subscriptions and other software-related services.

The completion of our enterprise SOA development road map (which means all SAP solutions now run on a business process platform), the introduction of our SAP Business ByDesign solution, and our acquisition of Business Objects will open up potential for us to address more markets. We estimate that the total volume of the software and software-related services segment of the markets in which we now operate and will operate in the future will grow from currently about US$36.7 billion to about US$75 billion by 2010.

By 2010, we hope to increase our customer numbers to about 100,000.

We see our new business with SAP Business ByDesign as an opportunity worth about US$1 billion by 2010 and we look ahead to approximately 10,000 new customers per year from then. We believe we will be able to drive the margin on the new business up toward the operating margin on our established business. We expect continued double-digit percentage growth in our established core business in the years ahead.

Consolidated Statements of Income
for the years ended December 31,

€ millions, unless otherwise stated	Note	2007	2006	2005
Software revenue		3,407	3,003	2,743
Support revenue		3,838	3,464	3,170
Subscription and other software-related service revenue		182	129	42
Software and software-related service revenue		**7,427**	**6,596**	**5,955**
Consulting revenue		2,221	2,249	2,071
Training revenue		410	383	342
Other service revenue		113	96	71
Professional services and other service revenue		**2,744**	**2,728**	**2,484**
Other revenue		**71**	**69**	**70**
Total revenue	**(5)**	**10,242**	**9,393**	**8,509**
Cost of software and software-related services		**- 1,310**	**- 1,091**	**- 983**
Cost of professional services and other services		**- 2,091**	**- 2,073**	**- 1,925**
Research and development		**- 1,458**	**- 1,335**	**- 1,089**
Sales and marketing	**(6)**	**- 2,162**	**- 1,908**	**- 1,746**
General and administration		**- 506**	**- 464**	**- 435**
Other operating income, net	**(7)**	**17**	**56**	**6**
Total operating expenses		**- 7,510**	**- 6,815**	**- 6,172**
Operating income		**2,732**	**2,578**	**2,337**
Other non-operating income/expense, net	**(8)**	**1**	**- 12**	**- 25**
Financial income, net	**(9)**	**124**	**122**	**11**
Income from continuing operations before income taxes		**2,857**	**2,688**	**2,323**
Income taxes	**(10)**	**- 921**	**- 805**	**- 818**
Minority interests		**- 2**	**- 2**	**- 3**
Income from continuing operations		**1,934**	**1,881**	**1,502**
Loss from discontinued operations, net of tax	**(11)**	**- 15**	**- 10**	**- 6**
Net income		**1,919**	**1,871**	**1,496**
Earnings per share from continuing operations - basic in €	**(12)**	**1.60**	**1.53**	**1.21**
Earnings per share from continuing operations - diluted in €	**(12)**	**1.60**	**1.53**	**1.21**
Earnings per share from net income - basic in €	**(12)**	**1.59**	**1.53**	**1.21**
Earnings per share from net income - diluted in €	**(12)**	**1.59**	**1.52**	**1.20**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheets
as of December 31,

Assets

€ millions	Note	2007	2006
Cash and cash equivalents	(13)	1,608	2,399
Restricted cash	(13)	550	0
Short-term investments	(13)	598	931
Accounts receivable, net	(14)	2,895	2,440
Other assets	(15)	541	371
Deferred income taxes	(10)	125	108
Prepaid expenses/deferred charges		76	75
Assets held for sale	(11)	15	0
Current assets		6,408	6,324
Goodwill	(16)	1,423	987
Intangible assets, net	(16)	403	263
Property, plant, and equipment, net	(17)	1,316	1,206
Investments	(13)	89	95
Accounts receivable, net	(14)	3	3
Other assets	(15)	555	533
Deferred income taxes	(10)	146	69
Prepaid expenses/deferred charges		23	23
Noncurrent assets		3,958	3,179
Total assets		10,366	9,503

Liabilities, Minority interests and Shareholders' equity

€ millions	Note	2007	2006
Accounts payable	(18)	715	610
Income tax obligations		341	261
Other liabilities	(18)	1,456	1,298
Provisions	(19)	154	163
Deferred income taxes	(10)	47	36
Deferred income	(5)	477	405
Liabilities held for sale	(11)	9	0
Current liabilities		**3,199**	**2,773**
Accounts payable	(18)	10	34
Income tax obligations		90	67
Other liabilities	(18)	79	73
Provisions	(19)	369	339
Deferred income taxes	(10)	73	16
Deferred income	(5)	42	55
Noncurrent liabilities		**663**	**584**
Total liabilities		**3,862**	**3,357**
Minority interests		**1**	**10**
Common stock, no par value		**1,246**	**1,268**
Authorized - Not issued or outstanding: 480 million and 495 million shares at December 31, 2007 and 2006 Authorized - Issued and outstanding: 1,246 million and 1,268 million shares at December 31, 2007 and 2006			
Treasury stock		**- 1,734**	**- 1,742**
Additional paid-in capital		**347**	**332**
Retained earnings		**7,159**	**6,589**
Accumulated other comprehensive loss		**- 515**	**- 311**
Shareholders' equity	**(20)**	**6,503**	**6,136**
Total liabilities, Minority interests and Shareholders' equity		**10,366**	**9,503**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
for the years ended December 31,

€ million, unless otherwise stated	2007	2006	2005
Net Income	**1,919**	**1,871**	**1,496**
Currency translation adjustments (tax 2007: 0; 2006: 0; 2005: 0)	**- 194**	**- 149**	**121**
Unrealized holding gains/losses on marketable securities (tax 2007: 0; 2006: 0; 2005: 1)	- 2	- 8	2
Reclassification adjustments on marketable securities for gains/losses included in net income (tax 2007: 0; 2006: -1; 2005: 0)	- 1	2	0
Net unrealized gains/losses on marketable securities	**- 3**	**- 6**	**2**
Unrecognized pension costs (tax 2007: 1; 2006: 2; 2005: 2)	**- 1**	**- 12**	**- 1**
Unrealized foreign currency cash flow hedge gains/losses (tax 2007: -6; 2006: -15; 2005: 11)	55	41	- 30
Reclassification foreign currency cash flow hedge adjustments for gains included in net income (tax 2007: 4; 2006: 4; 2005: 2)	- 43	- 10	- 5
Net unrealized foreign currency cash flow hedge gains/losses	**12**	**31**	**- 35**
Unrealized gains on STAR hedge (tax 2007: -3; 2006: -13; 2005: -27)	10	37	78
Reclassification adjustments on STAR hedge for gains included in net income (tax 2007: 9; 2006: 39; 2005: 4)	- 28	- 111	- 13
Net unrealized gains/losses on STAR hedge	**- 18**	**- 74**	**65**
Currency effects from intercompany long-term investment transactions (tax 2007: 0; 2006: 0; 2005: 0)	**- 5**	**- 26**	**43**
Tax on income and expense recognised directly in equity	**5**	**16**	**- 7**
Other comprehensive income/loss	**- 204**	**- 220**	**188**
Total comprehensive income	**1,715**	**1,651**	**1,684**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

for the years ended December 31,

€ millions, unless otherwise stated	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
January 1, 2005	**316**	**302**	**4,824**	**- 279**	**- 569**	**4,594**
Net income	0	0	1,496	0	0	1,496
Other comprehensive income/loss, net of tax	0	0	0	188	0	188
Total comprehensive income/loss	**0**	**0**	**1,496**	**188**	**0**	**1,684**
Share-based compensation	**0**	**- 36**	**0**	**0**	**0**	**- 36**
Dividends	**0**	**0**	**- 340**	**0**	**0**	**- 340**
Cancellation of treasury stock	**0**	**0**	**0**	**0**	**0**	**0**
Other treasury stock transactions	**0**	**48**	**0**	**0**	**- 206**	**- 158**
Convertible bonds and stock options exercised	**0**	**42**	**0**	**0**	**0**	**42**
Other	**0**	**- 4**	**0**	**0**	**0**	**- 4**
December 31, 2005	**316**	**352**	**5,980**	**- 91**	**- 775**	**5,782**
Net income	0	0	1,871	0	0	1,871
Other comprehensive income/loss, net of tax	0	0	0	- 220	0	- 220
Total comprehensive income/loss	**0**	**0**	**1,871**	**- 220**	**0**	**1,651**
Share-based compensation	**0**	**18**	**0**	**0**	**0**	**18**
Dividends	**0**	**0**	**- 447**	**0**	**0**	**- 447**
Cancellation of treasury stock	**0**	**0**	**0**	**0**	**0**	**0**
Other treasury stock transactions	**0**	**44**	**0**	**0**	**- 967**	**- 923**
Convertible bonds and stock options exercised	**1**	**49**	**0**	**0**	**0**	**50**
Issuance of common stock	**951**	**- 135**	**- 816**	**0**	**0**	**0**
Other	**0**	**4**	**1**	**0**	**0**	**5**
December 31, 2006	**1,268**	**332**	**6,589**	**- 311**	**- 1,742**	**6,136**
Net income	0	0	1,919	0	0	1,919
Other comprehensive income/loss, net of tax	0	0	0	- 204	0	- 204
Total comprehensive income/loss	**0**	**0**	**1,919**	**- 204**	**0**	**1,715**
Share-based compensation	**0**	**- 40**	**0**	**0**	**0**	**- 40**
Dividends	**0**	**0**	**- 556**	**0**	**0**	**- 556**
Cancellation of treasury stock	**- 23**	**0**	**- 796**	**0**	**819**	**0**
Other treasury stock transactions	**0**	**12**	**0**	**0**	**- 811**	**- 799**
Convertible bonds and stock options exercised	**1**	**43**	**0**	**0**	**0**	**44**
Other	**0**	**0**	**3**	**0**	**0**	**3**
December 31, 2007	**1,246**	**347**	**7,159**	**- 515**	**- 1,734**	**6,503**

This Statement is an integral part of Note 20

Consolidated Statements of Cash Flows
for the years ended December 31,

€ millions	2007	2006	2005
Net income	1,919	1,871	1,496
Net income from discontinued operations	15	10	6
Minority interests	2	2	3
Income from continuing operations before minority interests	1,936	1,883	1,505
Adjustments to reconcile income before minority interests to net cash provided by operating activities:			
Depreciation and amortization	261	214	204
Gains/losses from equity investees	1	1	- 1
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	- 2	- 5
Losses on disposal of investments	- 2	0	- 1
Writeups/downs of financial assets	8	0	14
Allowances for doubtful accounts	0	- 40	- 25
Impacts of STAR hedging	21	- 79	7
Stock-based compensation including income tax benefits	13	82	50
Excess tax benefit from stock-based compensation	0	- 3	0
Deferred income taxes	8	- 2	- 16
Change in accounts receivable	- 521	- 230	- 295
Change in other assets	- 322	- 216	- 63
Change in accrued and other liabilities	423	130	164
Change in deferred income	123	117	74
Net cash provided by operating activities from continuing operations	1,950	1,855	1,612
Acquisition of minority interests in subsidiaries	- 48	0	- 60
Business combinations, net of cash and cash equivalents acquired	- 672	- 504	- 177
Purchase of intangible assets and property, plant, and equipment	- 401	- 365	- 253
Proceeds from disposal of intangible assets and property, plant, and equipment	27	29	17
Cash transferred to restricted cash accounts	- 550	0	0
Purchase of investments	- 768	- 2,055	- 4,485
Sales of investments	1,025	2,765	4,388
Purchase of other financial assets	- 20	- 17	- 17
Sales of other financial assets	15	15	13
Net cash used in investing activities from continuing operations	- 1,392	- 132	- 574
Dividends paid	- 556	- 447	- 340
Purchase of treasury stock	- 1,005	- 1,149	- 454
Proceeds from reissuance of treasury stock	156	165	205
Proceeds from issuance of common stock (stock-based compensation)	44	49	43
Excess tax benefit from stock-based compensation	0	3	0
Repayment of bonds	0	- 1	0
Proceeds from short-term and long-term debt	47	44	338
Repayments of short-term and long-term debt	- 48	- 43	- 339
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57	39
Purchase of equity-based derivative instruments (STAR hedge)	0	- 53	- 47
Net cash used in financing activities from continuing operations	- 1,287	- 1,375	- 555
Effect of foreign exchange rates on cash and cash equivalents	- 49	- 3	88
Net cash used in operating activities from discontinued operations	- 12	- 8	- 4
Net cash used in investing activities from discontinued operations	- 1	- 2	- 9
Net cash used in financing activities from discontinued operations	0	0	0
Net cash used in discontinued operations	- 13	- 10	- 13
Net change in cash and cash equivalents	- 791	335	558
Cash and cash equivalents at the beginning of the period	2,399	2,064	1,506
Cash and cash equivalents at the end of the period	1,608	2,399	2,064

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2007

A. Basis of Presentation

(1) General
The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, "we", "our", "SAP", or "Company") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

We are an international corporation with headquarters in Walldorf, Germany. We develop, market, and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support and other services (including consulting and training) related to our software offering. For more information, see Note 28.

Certain amounts reported in previous years have been reclassified to conform to the 2007 presentation. In the first quarter of 2007 we changed the presentation of our consolidated statements of income. We believe that the new presentation shows more transparently our potential new revenue streams. We renamed what we previously called Maintenance revenue to Support revenue; we renamed what we previously called Software and maintenance revenue to Software and software-related service revenue; and we now show Subscriptions and other software-related service revenue as a separate component within Software and software-related service revenue. This new item includes revenue from subscriptions, software rentals and time-based licenses, hosted and other on-demand solutions, and other software-related services. We also renamed what we previously called Service revenue to Professional services revenue. Furthermore, we now show revenue from Other services as an additional item within Professional services revenue. Finally, we reclassified and renamed various expense categories to correspond with the revised revenue items. For more information, see Note 5.

Amounts included in the Consolidated Financial Statements are reported in millions of euros ("€ millions") unless otherwise stated.

During 2007 we committed to a plan to sell the business of certain of our subsidiaries. The assets and liabilities associated with these operations to be discontinued have been presented as "held for sale" in the 2007 consolidated balance sheet. The results of operations and cash flows related to these operations to be discontinued have been presented separately as "discontinued operations" in the 2007 consolidated statements of income and cash flows, respectively. As required by U.S. GAAP, the prior year consolidated statements of income and cash flows have been adjusted retrospectively to present discontinued operations separately. Except as otherwise indicated, the information presented in these Notes refer to our continuing operations. Please refer to Note 11 for further information about our discontinued operations.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. We derive a substantial portion of our revenue from software licenses and software-related services sold to customers in Germany, the United States, the United Kingdom and Japan. Our future revenue and income may be adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of our business is conducted in currencies other than the euro. As a result, our Consolidated Financial Statements are presented in euros, which is the functional currency of SAP AG. We continually monitor our exposure to foreign currency exchange risk and have a Company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Australian dollar could significantly impact our reported financial position and results of operations.

(2) Scope of Consolidation

The Consolidated Financial Statements include SAP AG and all of its subsidiaries that are controlled directly or indirectly by SAP AG. SAP does not consolidate any special purpose entities (SPE) as it does not have any financial or nonfinancial interests in SPEs.

All SAP entities prepare their financial statements as at December 31. All financial statements used for consolidation purposes were prepared using the same U.S. GAAP accounting and valuation principles applicable for the respective period. Intercompany transactions and balances relating to consolidated entities have been eliminated.

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements. Included in our additions to consolidated legal entities is a newly founded entity in which we hold only 49% of the voting shares. Due to the fact that the majority shareholder has entered into an agreement with SAP that allows SAP to fully control the entity, receive all benefits, and incur all risks, we fully consolidate this entity as we consolidate any other of our operating entities:

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
12/31/2006	21	94	115
Additions	2	24	26
Disposals	0	- 2	- 2
12/31/2007	**23**	**116**	**139**

The changes in the scope of companies included in the Consolidated Financial Statements during 2007 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to seven newly founded entities and to 19 legal entities added in connection with acquisitions. The disposals are due to mergers of consolidated legal entities.

Equity Method Investments

In 2007, four companies in which we do not have a controlling financial interest but over which we can exercise significant influence on operating and financial policies ("equity method investments"), are accounted for using the equity method (2006: five entities).

(3) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers operate, changes to which could negatively impact our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from original estimates.

Our financial position, income, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company's future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, declines in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.

Basis of Measurement

The Consolidated Financial Statements have been prepared based on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value
- Available for sale financial assets are measured at fair value
- Liabilities for cash-settled share-based payment arrangements are measured at fair value

Where applicable, information about the methods and assumptions used in determining fair values is disclosed in the notes specific to that asset or liability.

Business Combinations

We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed.

Foreign Currencies

The functional currency of our foreign operations is the local currency. The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Accumulated other comprehensive income/loss in the consolidated statements of comprehensive income ("SOCI"). Currency effects from intercompany long-term investments relate to intercompany foreign currency transactions that are of a long-term investment nature and are also included in Accumulated other comprehensive income/loss in the SOCI.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are remeasured at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

Operating cash flows are translated into euros using average exchange rates during the respective periods whereas investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.

Exchange Rates

The exchange rates of key currencies affecting the Company were as follows:

Equivalent to 1€		Closing rate as at December 31,		Annual average exchange rate		
		2007	2006	2007	2006	2005
U.S. dollar	USD	1.4721	1.3170	1.3777	1.2611	1.2360
Pound sterling	GBP	0.7334	0.6715	0.6890	0.6800	0.6827
Japanese yen	JPY	164.93	156.93	161.43	147.02	137.08
Swiss franc	CHF	1.6547	1.6069	1.6446	1.5757	1.5478
Canadian dollar	CAD	1.4449	1.5281	1.4623	1.4296	1.4908
Australian dollar	AUD	1.6757	1.6691	1.6368	1.6715	1.6246

Revenue Recognition

We derive our revenues from the sale or license of our software products and of support, subscription, consulting, development, training, and other professional services. The vast majority of our software arrangements include support services and many also include professional services and other elements.

We recognize revenue pursuant to the requirements of the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended. Revenue on multiple-element arrangements is recognized using the residual method when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on a company-wide rate charged to renew the support services annually (such renewal rates represent a percentage of the discounted software license fee charged to the customer; the vast majority of our customers renew their annual support service contracts). We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:

1. Persuasive evidence of an arrangement exists
2. Delivery has occurred
3. The fee is fixed or determinable, and
4. Collectibility is probable.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. Almost none of our software license agreements include acceptance testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which generally include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue once the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.

Arrangements for unspecified future software updates, upgrades and enhancements and technical product support are support service contracts. Support revenues are recognized ratably over the term of the support service contract, typically one year, and are classified as support revenue in the Consolidated Statements of Income. In contrast, arrangements for unspecified future additional software products are subscriptions. Revenue from such arrangements is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.

We recognize revenue from arrangements involving resellers on evidence of sell-through by the reseller to the end customer. We have a history of honoring contingent rights if we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to do so and we therefore defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.

In multiple-element arrangements involving software and consulting, training, or other professional services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.

For short-term time-based licenses we allocate a portion of the arrangement fee to support revenue based on the estimated fair value of the support services.

We recognize consulting, training, and other professional service revenues when the respective services are performed. Consulting revenues are recognized on a time-and-materials basis or using the proportional performance method. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's software products and do not typically involve significant production, modification, or customization of our software.

Revenues for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and therefore are deemed essential to the software, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue and costs are deferred until the project is complete and, if applicable, final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example support services and hosting) such elements are accounted for separately provided that the elements have standalone value and that company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized immediately based on an average fully burdened daily rate applicable to the unit delivering the services, which consists of costs allocable to the arrangement.

We enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based on the percentage of completion method. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer.

The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method and the proportional performance method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP's progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.

Hosting and other on-demand services are recognized ratably over the term of the individual contract. Revenues from hosting and other on-demand services are classified as Other service revenue and were not material in any of the periods presented.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.

If a support or subscription customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent that the fees have already been collected.

We record sales net of applicable sales taxes.

Research and Development

All research and development costs are expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products. We have determined that technological feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technological feasibility is established have not been material.

Government Grants

We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized as a reduction of the related expense when earned.

Advertising Costs

Advertising costs are included in Sales and marketing expenses and are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of such benefit is reasonably estimable.

Leases

We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease. The same applies for contractually agreed future increases of the rent.

Income Taxes

Income taxes are accounted for under the asset and liability method. We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on tax loss and tax credit carryforwards.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We reduce deferred income tax assets by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest on income taxes and penalties on income taxes are classified as income tax expenses.

In 2007 we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109 ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Uncertain income tax positions could result in the recognition of tax provisions or the decrease of recognized tax assets based on the recognition threshold and measurement attributes of FIN 48. The benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being realized on ultimate settlement with the taxing authority. The adoption of FIN 48 did not have a material impact on our Consolidated Financial Statements. For more information, see Note 10.

Share-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123R"), using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Prior to January 1, 2006, we accounted for share-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123"), and SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"), established accounting and disclosure requirements using a fair-value-based method of accounting for share-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.

€ millions	2005
Net Income as reported	1,496
Add: Expense for share-based compensation, net of tax according to APB 25	31
Deduct: Expense for share-based compensation, net of tax according to SFAS 123	138
Adjusted	**1,389**
Earnings per share (€)	
Basic – as reported	1.21
Diluted – as reported	1.20
Basic – adjusted	1.12
Diluted – adjusted	1.12

The effect of the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability-classified awards (STAR 2003, STAR 2004, STAR 2005) from intrinsic value to fair value was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as at December 31, 2005. For more information about our share-based compensation plans, see Note 27.

Comprehensive Income/Loss

Comprehensive income is comprised of Net income and Other comprehensive income/loss.

Other comprehensive income/loss includes foreign currency translation adjustments, unrealized gains and losses from intercompany long-term investment transactions, unrecognized pension cost, gains and losses from derivatives designated as cash flow hedges, gains and losses resulting from STAR hedges, and unrealized gains and losses from debt securities and marketable equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the statement of comprehensive income ("SOCI").

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing consolidated income from continuing operations, income/loss from discontinued operations and net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all "in the money" securities and other contracts to issue common shares were exercised or converted.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of three months or less.

Investments

Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Debt securities and marketable equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on our intent with respect to holding such investments. Debt securities and marketable equity securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of Other comprehensive income within shareholders' equity. Gains or losses realized on sales of securities classified as available-for-sale or held-to-maturity are based on the specific identification method. We do not classify debt or marketable equity securities as trading.

Equity investments in privately held companies over which we do not have the ability to exercise significant influence or control are accounted for at cost. Gains or losses realized on sales of securities are based on the average-cost method.

Equity investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees' net income or losses and for amortization of any step-up in the value of the acquired assets over the investees' book value. The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill"), which is not amortized.

All debt securities and marketable equity securities, cost method investments, and equity method investments, are evaluated for impairment at least annually or earlier if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge and a new cost basis is established. Impairment charges are classified in the line item Financial income, net in the Consolidated Statements of Income. Impairment charges were not material in any period presented.

Dividend and interest income are recognized when earned.

Accounts Receivable

Accounts receivable are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. Included in accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step-approach: First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amounts due according to the contractual terms of the arrangement. Second, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience and record an allowance for a portfolio of receivables when we believe it is probable that a loss has occurred or that we will not collect some or all of the amounts due. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. As Accounts receivable do not bear interest, we discount receivables with a term exceeding one year to their present value using local market interest rates.

Financial and Other Assets

Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review to determine whether any impairment exists. The same applies if we become aware of any change in the debtor's financial condition that indicates that a delay or shortfall in payments may result. If it is probable that we will not collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on our best estimate of the amount that will be recoverable.

Investments in insurance policies held for our employee-financed pension plans are recorded at their cash surrender values including premiums paid and guaranteed interest. All Other assets are recorded at historical cost which approximates fair value either due to their short-term nature or due to the inclusion of interest.

We record inventories at the lower of purchase or production cost and market value. Production costs consist of direct salaries, materials, and production overhead.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, the intangible assets acquired that are required to be recognized and reported separately from goodwill, and the liabilities assumed.

We do not amortize goodwill but test it for impairment at least annually or when events occur or changes in circumstances indicate the fair value of a reporting unit is less than its carrying value.

Other Intangible Assets

Purchased intangible assets with estimable useful lives are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life of two to 12 years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of our intangible assets, with the exception of goodwill, have estimable useful lives and are therefore subject to amortization.

We expense immediately the fair value of acquired identifiable in-process research and development ("in-process R&D"), which represents acquired research and development efforts that have not reached technological feasibility and that have no alternative future use.

Property, Plant, and Equipment
Property, plant, and equipment are valued at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives. Interest capitalized has not been material in any period presented.

Property, plant, and equipment are generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Land is not depreciated.

	Useful lives of property, plant, and equipment in years
Buildings	25 to 50
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5
Office furniture	4 to 20
Automobiles	5

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first placed into operation.

Impairment of Long-Lived Assets
We review long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value.

Assets and Liabilities Held for Sale
Long-lived assets and disposal groups, which represent assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that we will also transfer in the transaction, are classified as held for sale beginning in the period we commit to sell the assets or disposal group as long as certain criteria are met including that the assets or disposal group are available for immediate sale in their present condition, that the sale of the assets or disposal group is probable and expected to be completed within one year, that we are actively seeking a buyer and that changes to the sales plan are unlikely. Long-lived assets and disposal groups are disclosed separately and reported at the lower of the carrying amount or fair value less costs to sell. Long-lived assets held for sale are not depreciated from the date they are no longer classified as held for use.

Discontinued Operations
Discontinued operations are reported when one of our components comprising operations and cash flows that can be clearly distinguished from the rest of SAP, operationally and for financial reporting purposes, have been disposed of or are classified as held for sale, and when both of the following criteria are met (1) the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of SAP as a result of the disposal transaction and (2) we will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Prepaid Expenses and Deferred Charges
Prepaid expenses and deferred charges are primarily comprised of prepayments of software royalties, operating leases, and support services contracts which will be charged to expense in the future periods as such costs are incurred.

Commitments and Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. We regularly adjust liabilities for loss contingencies as further information develops or circumstances change.

Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP's stated specifications for six to 12 months. At the time of the sale or license of our software covered by such warranty provisions, we record an accrual for warranty costs based on historical experience.

Pension Benefit Liabilities

We measure our pension-benefit liabilities based on actuarial computations using the projected-unit-credit method in accordance with SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"), and SFAS 87, Employers' Accounting for Pensions ("SFAS 87"). The assumptions used to calculate pension liabilities and costs are shown in Note 19. SFAS 158 requires the recognition of an asset or liability for the overfunded or underfunded status of all defined benefit plans. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in our Consolidated Statements of Income. Amortization of an unrecognized net gain or loss is included as a component of our net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan's assets. In that case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. If unrecognized net gains or losses do not exceed 10% of the greater of the projected benefit obligation or the fair value of that plan's assets these unrecognized net gains and losses are recognized as a separate component of other comprehensive income (OCI) net of tax.

We also record a liability for amounts payable under the provisions of our various defined contribution plans.

Deferred Income

Deferred income consists mainly of prepayments made by our customers for support services and professional services as well as amounts deferred from software arrangements for discounts on undelivered elements granted to customers. Deferred income will be recognized once the basic applicable revenue recognition criteria have been met, for example as the related services are performed or as the discounts are used. The current portion of deferred income is expected to be recognized within the next 12 months.

Derivative Financial Instruments

We use forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 25, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

We account for derivatives and hedging activities in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of Other comprehensive income. We reclassify the portion of gains or losses on derivatives from Other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges is reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, we exclude differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives we enter into to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Treasury Stock
Treasury shares are recorded at acquisition cost and are included as a separate component of Shareholders' equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to Additional paid-in capital on an after-tax basis. On retirement of treasury shares any excess over the calculated par value is charged to Retained earnings.

New Accounting Standards Not Yet Adopted
In September 2006, the FASB issued SFAS 157, Fair Value Measurements ("SFAS 157"), which provides a single definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. We will be required to adopt SFAS 157 in fiscal year 2008. SFAS 157-2 defers the effective date of SFAS 157 for some nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008 and periods within those fiscal years. Based on the analysis done so far, we do not expect SFAS 157 to have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 ("SFAS 159") which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:

- Recognized financial assets and financial liabilities unless a special exception applies
- Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments
- Non-financial insurance contracts
- Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument

SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We elected not to adopt SFAS 159 early and we do not expect any significant unrealized gains or losses on items for which we may plan to elect the fair value option.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141R"), which requires acquirers of a business to recognize most identifiable assets acquired, including goodwill, the liabilities assumed, and any non-controlling interest in the acquiree, at their full fair value on the acquisition date. SFAS 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively. SAP is still determining the impact, if any, that SFAS 141R will have on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively. SAP is still determining the impact, SFAS 160 will have on its Consolidated Financial Statements.

In December 2007, the FASB ratified EITF 07-1, Accounting for Collaborative Arrangements ("EITF 07-1"), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosure related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. SAP is still determining the impact, EITF 07-1 will have on its Consolidated Financial Statements.

(4) Acquisitions

In 2007, we acquired the outstanding shares of five unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Consolidated Statements of Income since the respective acquisition dates. Acquisitions in 2007 were as follows:

Acquired Businesses	Sector	Acquired business	Acquisition date
Pilot Software Inc., Mountain View, CA (USA)	Privately held provider of strategy management software	100% of shares	02/14/2007
Wicom Communication Ltd, Espoo (Finland)	Privately held provider of all-IP contact center and enterprise communications software	100% of shares	05/07/2007
MaXware AS, Lysaker (Norway)	Privately held provider of identity management software	100% of shares	05/21/2007
OutlookSoft Corp., Stamford, CT (USA)	Privately held provider of integrated planning, budgeting, forecasting and consolidation software	100% of shares	6/1/2007
YASU Technologies Private Ltd., India	Privately held leader in business rules management systems	Asset purchase	10/18/2007
Arabian Company for Systems, Applications and Products in Data Processing Ltd., Jeddah, Kingdom of Saudi Arabia	Privately held exclusive reseller of SAP software in the Arab region	Asset purchase	10/31/2007
Silk Europe N.V., Belgium	Privately held reseller of OutlookSoft software in Belgium and Netherlands	100% of shares	11/28/2007

These transactions were immaterial individually to SAP. The acquired businesses developed and/or sold software in specific areas with strategic interest to us. The aggregate purchase price of these acquisitions was paid in cash and amounted to €671 million net of cash received. It was allocated as follows: €172 million as identifiable intangible assets with estimated useful lives ranging from one to 12 years, €1 million as in-process research and development which was expensed at the respective acquisition date since the respective acquired technologies had no alternative future use, and €18 million net assets acquired. The remaining €480 million was allocated as goodwill, of which €205 million is expected to be fully deductible for tax purposes over an amortization period of up to 15 years.

With the purchase of the software license and support business of our exclusive partner SAP Arabia we also reacquired some contracts and rights, including our trademark and the existing exclusive distribution arrangement. The amount allocated to the reacquired software distribution right was €37 million (which is included in the above amount of acquired intangibles). The settlement of preexisting rights and contracts resulted in a settlement loss of €3 million and was recognized in Cost of sales and marketing.

In 2007, we acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG ("SAP SI"). We accounted for the acquisition of SAP SI shares using the purchase method. The aggregate purchase price for the SAP SI shares acquired in 2007 was €48 million, which was paid in cash. The purchase price was based on SAP's cash offer of €38.83 per share which was made under the German Stock Corporation Act, section 327a, paragraph 1, "squeeze-out". That provision entitled us, as the holder of at least 95% of the outstanding shares, to acquire for cash all remaining shares owned by the non-controlling shareholders. We allocated €9 million to minority interest, €2 million to identifiable intangible assets and €37 million of the aggregate purchase price to goodwill in the Consulting segment. The recorded goodwill is not tax deductible.

Additionally, in 2007 we paid achieved milestones and earn-out considerations relating to prior years acquisitions and escrow returns with a net amount of €1 million resulting in a total net cash outflow of €672 million in 2007.

None of the purchase agreements provides for any contingent consideration to the former shareholders. We are still in the process of evaluating the assumed pre-acquisition contingencies particularly related to tax and customer contracts.

In connection with the 2007 transactions discussed above, we assigned the following amounts to identifiable intangible assets:

		Estimated useful lives
	€ millions	years
Customer contracts	51	4 to 12
Intellectual property	82	5 to 10
Distribution right	37	6
Tradename	4	1 to 2
In-process research and development	1	Expensed at the acquisition date
Total	**175**	

The goodwill recognized in 2007 was assigned to our Product, Consulting, and Training segments in the amounts of €430 million, €76 million, and €14 million, respectively.

In October 2007 we announced our intention to acquire Business Objects S.A. (Nasdaq: BOBJ; Euronext Paris ISIN code: FR0004026250 - BOB) by way of a tender offer for the outstanding shares of Business Objects S.A.. This acquisition closed in the first quarter of 2008 and represents a material business combination. Business Objects S.A. is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects S.A. provides information and business decision making resources to small and large companies. Business Objects S.A. has dual headquarters in San Jose, California and Paris, France and its stock was traded on both the Nasdaq and Euronext Paris stock exchanges. The transaction took the form of a tender offer under French and United States law for all Business Objects S.A. common stock, all American depositary shares representing Business Objects S.A. common stock, and all convertible bonds and warrants issued by Business ObjectsS.A.. Under the terms and conditions of the tender offer agreement, we made a cash offer of €42.00 per common stock and the U.S. dollar equivalent of €42.00 per American depositary share determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and of €50.65 per convertible bond, and a range of €12.01 to €24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% as at January 21, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate "squeeze-out" acquisition of the shares of the remaining shareholders. Taking into account estimated transaction costs we estimate the cost for acquiring Business Objects S.A. to slightly exceed €4.8 billion. The costs include the nominal value of the outstanding bond of approx. €0.5 billion which SAP acquired as part of the transactions. As a result the purchase price for equity related securities amounts to approximately €4.3 billion.

Based on preliminary valuations we expect to acquire assets of approximately €1.9 billion to €2.0 billion including identifiable intangible assets of approximately €0.9 billion and cash of around €0.8 billion. The assumed liabilities are expected to amount to €1.2 billion to €1.3 billion including the face value of the acquired convertible bond. We expect that goodwill resulting from this planned acquisition will be approximately €3.5 billion, which will not be tax deductible. Due to the fact that valuations of assets, liabilities and contingencies are ongoing the presented figures can still change significantly. The allocation of goodwill to our reportable segments will depend on our final management structure which has not yet been determined. The goodwill results from expected synergies and acquired workforce which are not identifiable intangible assets under SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), and can therefore not be capitalized separately but are included in goodwill.

In 2006, we acquired the outstanding shares of three unrelated companies and the net assets of two other unrelated companies. The income of these acquired businesses has been included in our results since the respective acquisition dates. These transactions were immaterial individually to SAP. The acquired businesses developed and sold software that was deemed to be complementary to our business. The aggregate purchase price of these acquisitions was paid in cash and amounted to €491 million net of cash received and was allocated as follows: €133 million as identifiable intangible assets with estimated useful lives ranging from two to 11 years, €2 million as in-process research and development which was expensed at the respective acquisition dates since the respective acquired technologies had no alternative future use and €36 million as liabilities net of tangible assets acquired. The remaining €392 million was allocated to goodwill, of which €1 million is fully deductible for tax purposes over an amortization period of up to 15 years. The goodwill recognized in 2006 was assigned to our Product, Consulting, and Training segments in the amounts of €336 million, €39 million, and €17 million, respectively after minor adjustments related to the final allocation of purchase prices for prior year acquisitions that had not been finalized as of the previous year-end.

In connection with the 2006 transactions discussed above, we assigned the following amounts to identifiable intangible assets:

		Estimated useful lives
	€ millions	years
Customer contracts	17	2 to 11
Intellectual property	118	5 to 10
In-process research and development	2	Expensed at the acquisition date
Total	**137**	

B. Notes to the Consolidated Statements of Income

(5) Revenue

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, SAP does not distinguish within Software and software-related service revenue or within Cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Subscriptions and other software-related service revenue includes revenue from subscriptions, software rentals, on-demand solutions, and other software-related services. Subscription revenues flow from contracts that have both a software element and a support services element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term – generally, five years. Software rental revenue flows from software rental contracts, also with software and support services elements – but here the customer receives the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product Business ByDesign and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software-related service includes revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus Software and software-related service revenue is the sum of our software revenue, our support revenue, and our revenue from subscriptions and other software-related services.

Service revenue consists of consulting and training. Consulting revenue primarily comprises revenue from implementation support for customers related to the installation and configuration of our software products. Training revenue comprises educational services on the use of our software products and related topics for customers and partners.

Other service revenue includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is based on hosting contracts that entitle the customers to exit the hosting arrangement at any time and to transfer the software to its own premises without significant penalty. Our application management services deliver post implementation application support, optimization, and improvement for a customer's SAP centric IT solution to ensure availability and performance of the customer's business processes. Referral fees are based on commissions from partners to which we referred customers. Thus Professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our Other service revenue.

Other revenue primarily relates to income derived from marketing events.

Revenue information by segment and geographic region is disclosed in Note 28.

Deferred income consists mainly of prepayments for support services and deferred software license revenues. Deferred software license revenue will be recognized as software revenue, support revenue, or service revenue, depending on the reasons for the deferral. The current portion of deferred income is expected to be recognized within the next 12 months. Recognition of deferred income is possible when the basic applicable revenue recognition criteria have been met (see Note 3).

(6) Functional Costs and Other Expenses

The information provided below is classified by the type of expense. The Consolidated Statements of Income include these amounts in various categories based on the applicable line of business.

Services and Materials

Cost of purchased development and consulting services and materials was as follows:

€ millions	2007	2006	2005
Purchased services	862	879	828
Raw materials and supplies, purchased goods	37	32	30
	899	**911**	**858**

Sales and Marketing

Sales and marketing expense includes advertising costs, which amounted to €165 million, €172 million, and €185 million in 2007, 2006, and 2005 respectively.

Personnel Expenses/Number of Employees

Personnel expenses were as follows:

€ millions	2007	2006	2005
Salaries	3,603	3,277	2,877
Social security costs	449	416	379
Pension expense	122	125	109
	4,174	**3,818**	**3,365**

Included in personnel expenses for the years ending December 31, 2007, 2006, and 2005, are expenses associated with the share-based compensation plans as described in Note 27.

The average number of employees, measured in full-time equivalents, was as follows:

Full-time equivalents	2007	2006	2005
Employees			
- from continuing operations	42,129	37,919	34,483
- from discontinued operations	173	134	67

Employees who are not currently operational, who work on a part-time basis while finishing a university degree, or who are temporary are excluded from the calculation of full-time equivalents. The number of such excluded employees is not material.

Government Grants

During the fiscal year 2007 we received €16 million (2006: €11 million, 2005: €6 million) of government grants and similar assistance which we have offset against our related expenses. All conditions required to obtain these grants have either been met or are reasonably assured of being met.

In addition we have received conditional promises of a further €45 million, which relate to research- and development-related expenses (€35 million), recruitment and training of personnel related expenses (€1 million), and tax (€9 million), which have not been recorded as at December 31, 2007 because the conditions required to obtain them are not yet reasonably assured of being achieved.

(7) Other Operating Income, Net

Other operating income/expense for the years ending December 31 was as follows:

€ millions	2007	2006	2005
Bad debt expense	0	0	- 3
Restructuring costs - severance obligations	0	- 1	- 1
Restructuring costs - unused lease space	0	0	- 1
Miscellaneous other operating expenses	- 1	0	- 3
Other operating expense	**- 1**	**- 1**	**- 8**
Bad debt income	3	43	0
Rental income	5	5	7
Receipt of insurance proceeds	3	2	1
Miscellaneous other operating income	7	7	6
Other operating income	**18**	**57**	**14**
	17	**56**	**6**

Charges to bad debt expense are based on a regular systematic review and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of software and software-related services or cost of service sold. The amount of these provisions for specific customer risks charged to the respective functional cost category of software and software-related services or cost of service was €9 million, €3 million, and €9 million during 2007, 2006, and 2005, respectively.

For more information about restructuring costs incurred in connection with exit activities, see Note 19b.

(8) Other Non-Operating Income/Expense, Net

Other non-operating income/expense, net for the years ending December 31 was as follows:

€ millions	2007	2006	2005
Foreign currency losses	- 379	- 255	- 117
Other non-operating expenses	- 16	- 20	- 19
Total other non-operating expenses	**- 395**	**- 275**	**- 136**
Foreign currency gains	385	251	78
Other non-operating income	11	12	33
Total other non-operating income	396	263	111
Total other non-operating income/expense, net	**1**	**- 12**	**- 25**

(9) Financial Income, Net

Financial income, net for the years ending December 31 was as follows:

€ millions	2007	2006	2005
Interest and similar income	142	124	94
Interest and similar expenses	- 7	- 4	- 4
Income from securities, net	240	154	63
Expenses from other financial assets and loans	- 244	- 157	- 74
Gains/losses on STAR hedge	0	7	- 66
Loss from other investments	- 6	- 1	- 3
Other financial income/expense, net	**- 10**	**3**	**- 80**
Share of loss/gain of associates accounted for using the equity method	- 1	- 1	1
Financial income, net	**124**	**122**	**11**

We derive interest income primarily from Cash and cash equivalents, Short-term and Long-term investments, and Other financial assets.

In the table above, income from securities and expense from other financial assets and loans both include €241 million in 2007 (€156 million in 2006; €63 million in 2005) resulting from collateral held to secure capital investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. We decide on a case by case basis whether to require collateral for our financial investments. We did not obtain assets by taking possession of collateral held for security purposes in 2007, 2006 or 2005.

For information about gains and losses recognized directly in equity or in profit and loss for our financial assets and impairments, see Note 13. For information about our financial liabilities, see Note 18. For information about unrealized gains/losses on STAR hedges, see Note 25.

(10) Income Taxes

Income tax expense for the years ending December 31 comprised the following components:

€ millions	2007	2006	2005
Current taxes - Germany	498	426	515
Current taxes - Foreign	416	381	319
	914	**807**	**834**
Deferred taxes - Germany	33	0	15
Deferred taxes - Foreign	- 26	- 2	- 31
	7	**- 2**	**- 16**
Income tax expense	**921**	**805**	**818**

In 2007, 2006, and 2005, the German government enacted several new tax laws. In 2007 these new tax laws included among others the 2008 Tax Act which has major effects on corporations. For us the most significant effect results from the reduction of the German corporate income tax rate from 25% to 15%, effective January 1, 2008. In 2007 this reduction in the German corporate income tax rate affected the calculation of deferred taxes, which are required to be calculated using the enacted tax rate applicable to the year in which the deferred tax item is expected to be realized or settled. The impact of all tax law changes enacted in 2007, and the new tax laws enacted in 2006 and 2005, was not material to the Consolidated Financial Statements for the years ending December 31, 2007, 2006, and 2005.

Income from continuing operations before income tax and minority interests consisted of the following:

€ millions	2007	2006	2005
Germany	1,639	1,519	1,455
Foreign	1,218	1,169	868
	2,857	**2,688**	**2,323**

The effective income tax rate for the years ending December 31, 2007, 2006, and 2005, was 32.2%, 29.9%, and 35.2%, respectively. The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 35.49% (2006: 35.66%; 2005: 36.32%) to the actual income tax expense. Our 2007 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.91%, (2006: 21.85%; 2005: 21.62%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 12.38% (2006: 12.61%; 2005: 13.51%).

€ millions	2007	2006	2005
Income from continuing operations before income taxes	**2,857**	**2,688**	**2,323**
Expected income taxes 35.49% in 2007 (35.66% in 2006, 36.32% in 2005)	1,014	958	844
Foreign tax rate differential	- 47	- 26	- 6
Tax effect on non-deductible expenses	49	23	19
Prior year taxes	- 18	- 80	- 6
Tax effect on tax exempt income	- 77	- 72	- 40
Other	0	2	7
Actual income tax expense	**921**	**805**	**818**

Deferred income tax assets and liabilities as at December 31, 2007 and 2006 relate to the underlying items as follows:

€ millions	2007	2006
Deferred tax assets		
Intangible assets, net	58	15
Property, plant, and equipment, net	7	8
Financial assets	39	24
Receivables	15	12
Net operating loss carryforwards	18	9
Pension provisions	39	45
Share-based compensation	23	34
Other provisions	109	122
Deferred income	31	33
Other	29	4
	368	**306**
Less: Valuation allowance	- 8	- 10
Deferred tax assets	**360**	**296**
Deferred tax liabilities		
Intangible assets, net	55	37
Property, plant, and equipment, net	31	24
Financial assets	54	23
Receivables	14	34
Pension provisions	27	17
Share-based compensation	2	7
Other provisions	6	5
Deferred income	3	5
Other	17	19
Deferred tax liabilities	**209**	**171**
Deferred tax assets, net	**151**	**125**

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, we believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if our estimates of future taxable income during the carryforward period were reduced.

At December 31, 2007, certain of our foreign subsidiaries had net operating loss carryforwards amounting to €114 million (2006: €48 million), which may be used to offset future taxable income. Of this amount €73 million predominantly relates to state net operating loss carryforwards in the United States, of which €43 million expire during the years 2023 through 2027 if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 15 years. Further €9 million relates to other net operating loss carryforwards that will expire if not used within one to seven years. Thereof €1 million will expire within one to two years and €8 million will expire within three to seven years. The remaining €32 million relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

Deferred tax assets as at December 31, 2007, and 2006 have been reduced by a valuation allowance of €8 million and €10 million respectively to a net amount that we believe is more likely than not to be realized.

We recognized deferred income tax liabilities of €17 million (2006: €9 million) for income taxes on future dividend distributions from foreign subsidiaries, which is based on €1,335 million (2006: €297 million) cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. We have not recognized a deferred income tax liability on approximately €2,249 million (2006: €2,938 million) for undistributed earnings of our foreign subsidiaries that arose in 2007 and prior years because we plan to permanently reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Total income taxes including the items charged or credited directly to related components of shareholder's equity for the years ending December 31, 2007, 2006, and 2005 consist of the following:

€ millions	2007	2006	2005
Income tax from continuing operations	921	805	818
Income tax from discontinued operations	- 7	- 4	- 1
Income tax recognized in Additional paid-in capital related to share-based compensation	0	- 11	- 23
Income tax recognized in other comprehensive income/loss	- 5	- 16	7
	909	774	801

For information about the income tax impact of the components of Accumulated other comprehensive Income/loss, see Note 20.

At January 1, 2007, unrecognized income tax benefits relating to uncertain tax positions amounted to €72 million and were accounted for as income tax provisions. At December 31, 2007, uncertainties in income taxes had increased by €24 million to €96 million.

The amounts of unrecognized tax benefits that would affect the effective tax rate if they were recognized are as follows:

€ millions	2007
Unrecognized income tax benefits on 1/1/2007	72
Additions related to the current year	8
Additions related to prior year	18
Settlements with tax authorities	0
Exchange rate differences	- 2
Unrecognized income tax benefits on 12/31/2007	**96**

On December 31, 2007, the amount of interest expenses and penalties on income taxes is not material.

For the major tax jurisdictions in Germany, fiscal years 2003 through 2007 and for the United States, fiscal years 2002 through 2007 remain subject to examination. It is reasonably possible that the total amounts of unrecognized tax benefits may increase or decrease within the next 12 months. However we do not anticipate that unrecognized income tax benefits will significantly change within 12 months of the reporting date.

(11) Assets and Liabilities Held for Sale and Discontinued Operations

In November of 2007 the Company committed to a plan to sell the business of TomorrowNow, Inc., a wholly-owned subsidiary of SAP America, Inc. (a wholly owned subsidiary of SAP AG) and to cease engaging in the business model of providing support services relating to third party software. Negotiations with several interested parties have subsequently taken place. The assets and liabilities of TomorrowNow, including assets and liabilities of TomorrowNow entities in Europe, Australia and Asia which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the accompanying balance sheet as at December 31, 2007.

TomorrowNow, Inc. is a distinct asset group with cash flows and operations that are separable from those of the rest of SAP. The operations of this disposal group were accounted for as a part of the product segment. U.S. GAAP requires the results of operations of any assets held for sale and any liabilities directly associated with those assets that qualify as a component of an entity with distinguishable operations and cash flows to be removed from income from continuing operations and reported as discontinued operations. The results of operations of such a component of an entity for any prior periods presented must also be reclassified as discontinued operations. The following table details the amounts reclassified to discontinued operations:

€ millions	2007	2006	2005
Total revenue	14	9	3
Total operating expense	- 36	- 23	- 10
Operating loss before taxes	**- 22**	**- 14**	**- 7**
Income taxes	7	4	1
Net loss from discontinued operations	**- 15**	**- 10**	**- 6**

The following table details the major classes of assets and liabilities held for sale as at December 31, 2007:

€ millions	2007
Accounts receivable, net	2
Other assets	4
Current assets	**6**
Goodwill	7
Property, plant, and equipment, net	1
Other assets	1
Noncurrent assets	**9**
Total Assets held for sale	**15**
Accounts payable	1
Provisions	3
Deferred income	5
Current liabilities	9
Total Liabilities held for sale	**9**

(12) Earnings per Share

Convertible bonds and stock options granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan") and the SAP Stock Option Plan 2002 ("SAP SOP 2002") because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represented 37.3 million SAP common shares in 2007, 23.6 million SAP common shares in 2006 and 25.2 million SAP common shares in 2005. The number of outstanding stock options and convertible bonds is presented in Note 27.

	2007	2006	2005
Income from continuing operations in € millions	**1,934**	**1,881**	**1,502**
Weighted average number of shares in millions – basic	1,207	1,226	1,239
Dilutive effect of stock options/ convertible bonds in millions	3	5	4
Weighted average number of shares in millions – diluted	1,210	1,231	1,243
Earnings per share – from continuing operations – basic in €	**1.60**	**1.53**	**1.21**
Earnings per share – from continuing operations – diluted in €	**1.60**	**1.53**	**1.21**
Income from discontinued operations, net of tax in € millions	**- 15**	**- 10**	**- 6**
Earnings per share – from discontinued operations – basic in €	- 0.01	0.00	0.00
Earnings per share – from discontinued operations – diluted in €	- 0.01	- 0.01	0.00
Net income in € millions	**1,919**	**1,871**	**1,496**
Earnings per share – from net income – basic in €	**1.59**	**1.53**	**1.21**
Earnings per share – from net income – diluted in €	**1.59**	**1.52**	**1.20**

C. Notes to the Consolidated Balance Sheets

(13) Cash and cash equivalents, Restricted Cash and Investments
Cash and cash equivalents, Restricted Cash and Investments as at December 31 consisted of the following:

€ millions	Cash and cash equivalents		Restricted cash		Short-term investments		Equity and other investments	
	2007	2006	2007	2006	2007	2006	2007	2006
Cash	546	478	0	0	0	0	0	0
Time deposits	376	1,598	0	0	35	19	0	0
Money market funds	686	204	0	0	0	0	0	0
Commercial paper	0	119	0	0	0	0	0	0
Restricted cash	0	0	550	0	0	0	0	0
Fund securities (at fair value)	0	0	0	0	8	0	0	12
Auction rate securities	0	0	0	0	0	155	0	0
Variable rate demand notes	0	0	0	0	0	34	0	0
Other debt securities	0	0	0	0	549	716	0	0
Debt securities (at fair value)	0	0	0	0	549	905	0	0
Marketable equity securities (at fair value)	0	0	0	0	0	4	7	10
Equity securities at cost	0	0	0	0	6	3	63	55
Equity method securities	0	0	0	0	0	0	19	18
Total	1,608	2,399	550	0	598	931	89	95

Restricted Cash
Funds classified as Restricted cash as at December 31, 2007 related to a security deposit that served as collateral for SAP's credit facility entered into in connection with the acquisition of Business Objects S.A., as described in Note 4 and 18.

Debt Securities and Marketable Equity Securities
Proceeds from sales of available-for-sale securities in 2007 were €45 million (2006: €199 million; 2005: €0 million). Gross gains realized from sales of available-for-sale securities in 2007 were €2 million (2006: €0 million; 2005: €0 million). Gross losses realized from sales of available-for-sale securities in 2007 were €1 million (2006: €2 million; 2005: €0 million). Due to these sales of available-for-sale securities we recognized gains of €2 million (2006: €0 million; 2005: €0 million) and losses of €1 million (2006: €2 million; 2005: €0 million) which had previously been included in Accumulated other comprehensive income.

None of our Investments were past due as at December 31, 2007 or 2006, although some of our equity investments at cost were impaired as at those dates as discussed below.

Amounts pertaining to debt and available-for-sale equity securities as at December 31 were as follows:

€ millions	Securities not in loss position		Securities in loss position		Total securities	
	Fair value	Unrealized gains	Fair value	Unrealized losses	Fair value	Unrealized gains/ losses (net)
2007						
Marketable equity securities (available-for-sale)	7	2	0	0	7	2
Debt securities (available-for-sale)	172	0	377	2	549	- 2
Investment fund securities (available-for-sale)	8	0	0	0	8	0
2006						
Marketable equity securities (available-for-sale)	11	6	3	0	14	6
Debt securities (available-for-sale)	227	1	678	2	905	- 1
Investment fund securities (available-for-sale)	0	0	12	0	12	0

For the securities in a loss position, the fair values were categorized according to the duration of the loss position as follows:

€ millions	Securities in loss position			
	for less than 12 months		for more than 12 months	
	Fair value	Unrealized losses	Fair value	Unrealized losses
2007				
Marketable equity securities (available-for-sale)	0	0	0	0
Debt securities (available-for-sale)	363	2	14	0
Investment fund securities (available-for-sale)	0	0	0	0
2006				
Marketable equity securities (available-for-sale)	3	0	0	0
Debt securities (available-for-sale)	452	1	226	1
Investment fund securities (available-for-sale)	12	0	0	0

For the year ending December 31, 2007, we recorded other-than-temporary impairment charges related to Marketable equity securities of €1 million (2006: €0 million; 2005: €0 million) and therefore removed unrealized losses recorded directly in equity up to that point of €1 million (2006: €0 million; 2005: €0 million).

The marketable debt securities as at December 31, 2007, consisted of investment grade bonds. The impairments of marketable debt securities in 2007 resulted from changes in market interest rates and not from changes in the creditworthiness of the underlying debtor. We determine these impairments to be temporary given the short duration of the respective declines in value and the Company's intention and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.

The estimated year-end fair values of auction rate securities, variable rate demand notes and other debt securities (excluding debt-based funds), are presented by contractual maturity below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

€ millions	2007	2006
Due within 1 year	449	457
Due 1 year through 2 years	100	448
Total of auction rate securities, variable rate demand notes and debt securities	**549**	**905**

Equity Securities at Cost

The carrying value of all equity securities at cost was €69 million and €58 million as at December 31, 2007, and 2006, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the table above, because market values for those securities are generally not readily obtainable. In 2007, we sold two (2006: two; 2005: three) investments with a carrying value at the time of sale of €3 million (2006: €2 million; 2005: €1 million) and realized a gain of €0 million (2006: €0 million; 2005: €1 million). As at December 31, 2007 we intend to dispose of two equity securities at cost.

During 2007, 2006, and 2005, the Company recorded €6 million, €1 million, and €4 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost.

Equity Method Investments

The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies amounts to €11 million as at December 31, 2007 (2006: €15 million) and is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Although we own less than 20% of the voting stock of the investee company, we account for our investments in ("Procurement Negócios Electronicos S/A", Rio de Janeiro, Brazil and "ArisGlobal Holdings, LLC", Stamford, Connecticut, USA) using the equity method, because we can exercise significant influence over the operating and financial policies of these entities through holding seats on their boards.

We recorded no impairment losses or reversals thereof on equity method investments during 2007, 2006 and 2005. Therefore, no allocation to our reportable segments was necessary.

Our equity method investment Procurement Negócios Electronicos S/A, with a carrying amount of €2 million has been pledged in 2007 in order to serve as a guarantee for an ongoing lawsuit with the Brazilian tax authorities. In case of an unfavourable outcome of the lawsuit for SAP, for which probability is considered remote, the Brazilian tax authorities are allowed to make use of the collateral.

(14) Accounts Receivable, Net

Accounts receivable, net includes costs and estimated earnings in excess of billings on uncompleted contracts of €162 million and €145 million as at December 31, 2007, and 2006, respectively. We received advances of €348 million and €456 million as at December 31, 2007, and 2006, respectively.

The carrying amounts of our accounts receivable from customers as at December 31 were as follows:

€ millions	2007	2006
Gross carrying amount	2,957	2,505
Sales allowances	- 38	- 37
Allowance for doubtful accounts charged to expenses	- 21	- 25
Carrying amount, net, of accounts receivable	**2,898**	**2,443**

Changes in the allowance for doubtful accounts were as follows:

€ millions	2007	2006	2005
Balance as at 1/1	25	73	63
Utilization	- 8	- 5	- 8
Addition	11	7	17
Release	- 5	- 48	- 4
Exchange rate effects and other changes	- 2	- 2	5
Balance as at 12/31	**21**	**25**	**73**

Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total revenues in 2007, 2006, or 2005 or of Accounts receivable, net in 2007 or 2006. The following table gives an overview of the extent of credit risks included in our accounts receivable from customers:

€ millions	2007	2006
Accounts receivable, neither past due nor impaired	2,337	2,004
Accounts receivable, past due, impaired individually	33	35
Accounts receivable, past due, impaired on a portfolio basis	587	466
Accounts receivable, impaired on a portfolio basis	587	466
– less than 45 days, past due	344	273
– 46 to 90 days, past due	83	78
– 91 to 180 days, past due	57	54
– 181 to 365 days, past due	71	37
– 366 days, past due and more	32	24

Before recognizing revenue we strictly assess the collectibility of all receivables at the outset of any arrangement as required under SOP 97-2. Due to this approach and our short payment terms, we have no indication with respect to accounts receivable that are not past due that any customer will fail to meet its obligations. For accounts receivable past due, we determine the allowance for doubtful accounts using a two-step-approach described in Note 3. We therefore consider accounts receivable of €33 million (2006: €35 million) as individually impaired mainly based on debtors' financial difficulties and accounts receivable of €587 million (2006: €466 million) impaired on a portfolio basis based on the age of the receivables and our historical loss experience.

For more information about financial risk and how we manage it, see Note 26.

The gross amount of all accounts receivable with a term exceeding 12 months was not material. Since the effect of discounting long-term receivables would therefore not be material, we have not discounted our long-term receivables to their present values.

Accounts receivable, net based on due dates as at December 31 were as follows:

€ millions	2007	2006
Current	2,895	2,440
Noncurrent	3	3
	2,898	**2,443**

We did not sell portfolios of receivables to third parties or use receivables as collateral for borrowings in any year presented.

(15) Other Assets

€ millions			2007			2006
	Current	Noncurrent	Total	Current	Noncurrent	Total
Investments in insurance policies held for employee-financed pension plans, and semiretirement	0	342	342	0	278	278
Income tax receivables	283	36	319	164	12	176
Fair value of STAR hedge and other derivatives	146	1	147	117	87	204
Other receivables	48	49	97	41	41	82
Prepaid pensions	0	56	56	0	46	46
Loans to employees	9	43	52	8	43	51
Miscellaneous other assets	50	0	50	36	0	36
Rent deposits	0	24	24	0	26	26
Loans to third parties	0	4	4	1	0	1
Inventories	5	0	5	4	0	4
	541	555	1,096	371	533	904

Detailed information about our derivative financial instruments is presented in Note 25. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 19a. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in employee-related obligations (see Note 19b).

Loans granted to employees primarily consist of interest-free or below-market-rate building loans and amounted to a gross value of €63 million in 2007 and €62 million in 2006. The cumulative effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was €11 million in 2007 and €11 million in 2006. Amortization of employee loan discounts amounted to €3 million in 2007 and €3 million in 2006, respectively. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options or convertible bonds.

Loans to third parties are presented net of allowances for credit losses. Changes in the allowance for credit losses were as follows:

€ millions	2007	2006	2005
Balance as at 1/1	1	16	15
Utilization	0	10	0
Addition	0	0	3
Release	1	5	2
Balance as at 12/31	0	1	16

We consider these other financial assets as individually impaired based on information obtained regarding debtors' financial difficulties. As at December 31, 2007, there were no other financial assets past due but not impaired. For more information about financial risk and how we manage it, see Note 26.

Included in miscellaneous other assets are primarily interest receivables, tax claims, short-term loans, and other items for which the individually recognized amounts are not material.

(16) Goodwill and Intangible Assets

€ millions	Goodwill	Software and database licenses	Acquired technology	Other intangibles	Total
Purchase cost					
1/1/2007	1,084	202	216	37	1,539
Exchange rate differences	- 81	- 1	- 12	- 5	- 99
Additions	520	65	83	90	758
Retirements/disposals	0	- 2	0	- 2	- 4
Reclassifications to current assets	- 7	0	0	0	- 7
12/31/2007	**1,516**	**264**	**287**	**120**	**2,187**
Accumulated amortization					
1/1/2007	**97**	**128**	**53**	**11**	**289**
Exchange rate differences	- 4	- 1	- 1	- 1	- 7
Additions	0	26	45	11	82
Retirements/disposals	0	- 2	0	- 1	- 3
12/31/2007	**93**	**151**	**97**	**20**	**361**
Carrying value 12/31/2007	**1,423**	**113**	**190**	**100**	**1,826**
Weighted average amortization period in years	N/A	3.0	5.2	7.0	5.3
Purchase cost					
1/1/2006	**727**	**160**	**194**	**25**	**1,106**
Exchange rate differences	- 50	0	- 13	- 3	- 66
Additions	407	53	120	16	596
Retirements/disposals	0	- 11	- 85	- 1	- 97
12/31/2006	**1,084**	**202**	**216**	**37**	**1,539**
Accumulated amortization					
1/1/2006	**100**	**124**	**109**	**7**	**340**
Exchange rate differences	- 3	- 1	- 8	- 1	- 13
Additions	0	16	37	6	59
Retirements/disposals	0	- 11	- 85	- 1	- 97
12/31/2006	**97**	**128**	**53**	**11**	**289**
Carrying value 12/31/2006	**987**	**74**	**163**	**26**	**1,250**

The additions to goodwill result from our 2007 acquisitions (€517 million), contingent consideration paid for prior acquisitions (€4 million), and purchase price adjustments (€-1 million). For more information about acquisitions, see Note 4.

All intangible assets except goodwill are subject to amortization. Intangible assets consist of three major asset classes: Software and database licenses, Acquired technology, and Other intangibles.

Software and database licenses consist primarily of technology for internal use whereas Acquired technology consists primarily of purchased software to be incorporated into our product offerings. The additions to Software and database licenses in 2007 were individually acquired from third parties, whereas the additions to Acquired technology and Other intangibles primarily result from our acquisitions discussed in Note 4.

Other intangibles consist primarily of acquired trademark licenses and customer contracts acquired as well as In-process research and development which is fully amortized immediately. For more information, see Note 4.

The estimated aggregate amortization expense for our intangible assets recorded as at December 31, 2007, for each of the five succeeding years ending December 31, is as follows:

€ millions	
2008	96
2009	96
2010	71
2011	49
2012	36
Thereafter	55

The carrying amount of goodwill by reportable segment as at December 31, 2007 and 2006 was as follows:

€ millions **Segment**	**12/31/2007**	**Thereof additions in 2007**	**12/31/2006**	**Thereof additions in 2006**
Product	974	430	618	350
Consulting	409	76	340	40
Training	40	14	29	17
Total	**1,423**	**520**	**987**	**407**

For more information, see Note 28.

(17) Property, Plant, and Equipment

€ millions	Land, leasehold improvements, and buildings, including buildings on third-party land	Other property, plant, and equipment	Advance payments and construction in progress	Total
Purchase cost				
1/1/2007	**975**	**1,099**	**109**	**2,183**
Exchange rate differences	- 22	- 15	- 2	- 39
Additions	82	244	16	342
Retirements/disposals	- 10	- 120	0	- 130
Reclassifications to Assets held for sale	0	- 3	0	- 3
Reclassifications	83	8	- 91	0
12/31/2007	**1,108**	**1,213**	**32**	**2,353**
Accumulated depreciation				
1/1/2007	**296**	**681**	**0**	**977**
Exchange rate differences	- 7	- 8	0	- 15
Additions	32	147	0	179
Retirements/disposals	- 10	- 92	0	- 102
Reclassifications to Assets held for sale	0	- 2	0	- 2
12/31/2007	**311**	**726**	**0**	**1,037**
Carrying value 12/31/2007	**797**	**487**	**32**	**1,316**
Purchase cost				
1/1/2006	**955**	**1,046**	**43**	**2,044**
Exchange rate differences	- 24	- 19	- 1	- 44
Additions	33	191	92	316
Retirements/disposals	- 12	- 121	0	- 133
Reclassifications	23	2	- 25	0
12/31/2006	**975**	**1,099**	**109**	**2,183**
Accumulated depreciation				
1/1/2006	**287**	**662**	**0**	**949**
Exchange rate differences	- 8	- 12	0	- 20
Additions	28	128	0	156
Retirements/disposals	- 11	- 97	0	- 108
12/31/2006	**296**	**681**	**0**	**977**
Carrying value 12/31/2006	**679**	**418**	**109**	**1,206**

The additions and disposals in other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.

Interest capitalized was not material in any period presented.

During 2007, 2006, and 2005, depreciation expense for Property, plant, and equipment was €179 million, €156 million, and €158 million, respectively. The majority of depreciation expense for all years presented related to assets classified as other property, plant, and equipment.

(18) Accounts Payable and Other Liabilities

Accounts payable and Other liabilities classified on due dates as at December 31 were as follows:

€ millions	Term less than 1 year	Term between 1 and 5 years	Term more than 5 years	Balance on 12/31/2007	Balance on 12/31/2006
Payables to suppliers	688	6	0	694	581
Advanced payments received	27	4	0	31	63
	715	10	0	725	644
Other employee-related liabilities	1,060	6	49	1,115	999
Other taxes	262	0	0	262	220
Other financial liabilities	57	4	0	61	40
Other liabilities	52	11	7	70	86
Bank loans and overdraft	25	2	0	27	26
	1,456	**23**	**56**	**1,535**	**1,371**
	2,171	**33**	**56**	**2,260**	**2,015**

Liabilities are unsecured, except for the retention of title and similar rights which are customary in our industry. Effective interest rates of bank loans were 8.03% in 2007, 8.08% in 2006, and 7.22% in 2005.

As at November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on the unused available credit. As at December 31, 2007, and 2006, there were no borrowings outstanding under the facility.

As at October 1, 2007, SAP AG entered into a €5 billion credit facility agreement (subsequently reduced to €4.45 billion as at December 31, 2007) with Deutsche Bank AG maturing on December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR plus a margin ranging from 0.25% to 0.30% depending on the amount drawn. We are also required to pay a commitment fee of 0.075% per annum on the unused available credit. As at December 31, 2007, there were no borrowings outstanding under the facility.

Within the acquisition process and with the finalization of the squeeze-out, the facility has been voluntarily reduced to an amount of EUR 2.95 billion which corresponds to the drawdown on the facility as at February 18, 2008.

Additionally, as at December 31, 2007, and 2006, SAP AG had available lines of credit totaling €599 million and €599 million, respectively. As at December 31, 2007 and 2006, there were no borrowings outstanding under these lines of credit.

As at December 31, 2007 and 2006, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €44 million and €109 million, respectively. Total aggregate borrowings under these lines of credit, which are guaranteed by SAP AG, amounted to €27 million as at December 31, 2007, and €26 million as at December 31, 2006.

(19) Provisions

Provisions based on due dates as at December 31 were as follows:

€ millions	2007			2006		
	Current	Non-current	Total	Current	Non-current	Total
Pension plans and similar obligations (see Note 19a)	1	275	276	1	231	232
Other obligations (see Note 19b)	153	94	247	162	108	270
	154	369	523	163	339	502

a) Pension Plans and Similar Obligations

We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries, which provide for old age, disability, and survivors' benefits. We also have several immaterial foreign termination indemnity plans that meet the criteria of defined benefit plans included in foreign benefit plans. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of the Executive Board.

The accrued liabilities on the balance sheet for pensions and other similar obligations on December 31 consist of the following:

€ millions	2007	2006
Domestic benefit plans	2	8
Foreign benefit plans	38	33
Total defined benefit plans	**40**	**41**
Employee financed plans	236	191
Total pension plans	276	232

The increase in total provisions for pension plans mainly result from an increase in employee financed plans. The related insurance contracts held by us resulted in an increase in Other assets by the same amount. For more information about our employee-financed pension plans, see the further information below.

We adopted the recognition and disclosure requirements of SFAS 158 as at December 31, 2006. SFAS 158 requires recognition of the funded status of our defined benefit pension plan in the balance sheet and also requires recognition as a component of Other comprehensive income (loss), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

The Consolidated Balance Sheets include the following significant components related to defined benefit pension plans as at December 31, 2007, and 2006:

€ millions	2007	2006
Present value of funded benefit obligations	- 306	- 297
Present value of unfunded benefit obligations	- 25	- 19
Total present value of benefit obligations	**- 331**	**- 316**
Fair value of plan assets	**347**	**321**
Net amount recognized	**16**	**5**
Pension liability (unfunded or underfunded)	- 40	- 41
- thereof principal pension benefit liability	- 39	- 41
- thereof insignificant pension benefit liability	- 1	0
Prepaid pension asset (overfunded)	56	46
- thereof principal prepaid pension asset	55	45
- thereof insignificant prepaid pension asset	1	1
- thereof pension cost recognized in Accumulated other comprehensive income	29	28

Defined Benefit Pension Plans and Similar Obligations
Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

Certain of our foreign subsidiaries are required to provide to their employees termination indemnity benefits regardless of the reason for termination (retirement, voluntary or involuntary). We treat these plans as defined benefit plans if the substance of the post-employment plan is a pension type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination, regardless of the reason (retirement, voluntary or involuntary).

The following table presents the change in the present value of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts recognized:

€ millions	Domestic plans		Foreign plans		Total	
	2007	2006	2007	2006	2007	2006
Change in benefit obligation						
Benefit obligation at beginning of year	41	43	275	257	316	300
Additional plans included in pension disclosure	0	1	7	5	7	6
Service cost	0	0	38	36	38	36
Interest cost	1	2	11	10	12	12
Employee contributions	0	0	3	3	3	3
Benefits paid	- 1	- 1	- 15	- 7	- 16	- 8
Actuarial loss/gain	- 4	- 4	0	- 5	- 4	- 9
Curtailments/Settlements	0	0	- 5	0	- 5	0
Other changes	1	0	0	1	1	1
Foreign currency exchange rates	0	0	- 21	- 25	- 21	- 25
Benefit obligation at year end	**38**	**41**	**293**	**275**	**331**	**316**
Change in plan assets						
Fair value of plan assets at beginning of year	33	29	288	242	321	271
Additional plans included in pension disclosure	0	0	0	5	0	5
Actual return on plan assets	2	2	11	27	13	29
Employer contributions	2	3	53	42	55	45
Employee contributions	- 1	0	3	3	2	3
Benefits paid	0	- 1	- 13	- 7	- 13	- 8
Curtailments/Settlements	0	0	- 4	0	- 4	0
Foreign currency exchange rates	0	0	- 27	- 24	- 27	- 24
Fair value of plan assets at year end	**36**	**33**	**311**	**288**	**347**	**321**
Funded status at year end	**- 2**	**- 8**	**18**	**13**	**16**	**5**
Amounts recognized in the Consolidated Balance Sheets:						
Noncurrent pension assets	0	0	55	45	55	45
Accrued benefit liability (current)	0	0	- 1	- 1	- 1	- 1
Accrued benefit liability (noncurrent)	- 2	- 8	- 36	- 31	- 38	- 39
	- 2	- 8	18	13	16	5

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as at the respective measurement date:

%	Domestic plans			Foreign plans		
	2007	2006	2005	2007	2006	2005
Discount rate	5.5	4.5	4.0	5.0	4.4	4.2
Rate of compensation increase	2–5	2–5	2–7	5.0	4.6	4.9

The components of our net periodic benefit cost and other amounts recognized in other comprehensive income for the years ending December 31 were as follows:

€ millions	Domestic plans			Foreign plans			Total		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	0	0	0	38	36	30	38	36	30
Interest cost	1	2	2	11	10	9	12	12	11
Expected return on plan assets	– 1	– 1	– 2	– 21	– 17	– 14	– 22	– 18	– 16
Amortization of prior service cost	0	0	1	0	0	0	0	0	1
Amortization of net loss	1	2	0	0	1	0	1	3	0
Net periodic benefit cost	**1**	**3**	**1**	**28**	**30**	**25**	**29**	**33**	**26**
Other changes in plan assets and benefit obligations recognized in other comprehensive income									
Initial net transition obligation	0	0	-	0	2	-	0	2	-
Net gain/loss	– 4	10	-	6	16	-	2	26	-
Amortization of net loss	– 1	0	-	0	0	-	– 1	0	-
Total recognized in other comprehensive income	**– 5**	**10**	**-**	**6**	**18**	**-**	**1**	**28**	**-**
Total pension cost	**– 4**	**13**	**1**	**34**	**48**	**25**	**30**	**61**	**26**

Amounts not yet recognized as a component of net periodic pension cost that are included in Accumulated other comprehensive income:

€ millions	Domestic plans		Foreign plans		Total	
	2007	2006	2007	2006	2007	2006
Initial net transition obligation	0	0	2	2	2	2
Prior service cost	0	0	0	0	0	0
Net loss	5	10	22	16	27	26
Total unrecognized pension cost	**5**	**10**	**24**	**18**	**29**	**28**

The actuaries relied on the following principal actuarial assumptions (expressed as weighted averages for our foreign and other post-employment benefit plans) for 2007, 2006, and 2005 to calculate the net periodic benefit costs:

%	Domestic plans			Foreign plans		
	2007	2006	2005	2007	2006	2005
Discount rate	4.5	4.0	5.0	4.4	4.2	4.5
Expected return on plan assets	4.0	4.3	5.5	7.0	6.9	6.9
Rate of compensation increase	2 to 5	2 to 5	2 to 7	5.0	4.5	5.0

Additional Information on Estimated Recognition of Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

We estimate that the effect from an amortization of prior service cost, unrecognized transition assets or actuarial gains and losses of our defined benefit plans from Accumulated other comprehensive income into net periodic benefit cost will not be significant for the next fiscal year.

Pension Assets

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight in the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount rates are derived from rates available on investment grade fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation as at December 31, 2007, and our target asset allocation, is as follows:

%	Foreign pension plans and other post-employment obligations			
	Target asset allocation for 2008	Actual allocation of plan assets in 2007	Target asset allocation for 2007	Actual allocation of plan assets in 2006
Asset category				
Equity	55	54	55	58
Fixed income	35	36	41	40
Real estate	3	1	3	1
Insurance policies	5	6	0	0
Other	2	3	1	1
Total	**100**	**100**	**100**	**100**

The investment strategies for foreign benefit plans vary according to the conditions of the country in which the benefit plans are maintained. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the target asset allocation range presented above.

Additional Information on Funded Status for Domestic and Foreign Plans

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for our domestic and foreign defined benefit pension plans as well as post employment benefit plans with accumulated benefit obligations in excess of plan assets are as follows:

€ millions	Domestic plans	Foreign plans	Total
2007			
Projected benefit obligation	38	114	152
Accumulated benefit obligation	38	106	144
Fair value of plan assets	36	84	120
Underfunding of accumulated benefit obligation	2	22	24
2006			
Projected benefit obligation	41	109	150
Accumulated benefit obligation	40	101	141
Fair value of plan assets	33	77	110
Underfunding of accumulated benefit obligation	7	24	31

Expected Future Contributions and Benefits

Our expected contribution in 2008 is €2 million for domestic defined benefit plans and €5 million for foreign defined benefit and post-employment benefit plans, all of which is expected to be paid as cash contributions.

The estimated future pension benefits to be paid over the next 10 years by domestic and foreign benefit plans for the years ending December 31 are as follows:

€ millions	Domestic plans	Foreign plans	Total
2008	1	12	13
2009	1	13	14
2010	2	15	17
2011	2	17	19
2012	2	19	21
2013 to 2017	12	129	141

Defined Contribution Pension Plans

We maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based on a percentage of the employees' salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €93 million, €92 million, and €82 million in 2007, 2006, and 2005 respectively.

Employee-Financed Pension Plan

In Germany we maintain an unqualified employee-financed pension plan, whereby employees may contribute a limited portion of their salary. We purchase and hold guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 15) and are equal to the obligations under the plan (€236 million and €191 million on December 31, 2007, and 2006, respectively).

b) Other Obligations

Other obligations as at December 31 were as follows:

€ millions			2007			2006
	Current	**Noncurrent**	**Total**	**Current**	**Noncurrent**	**Total**
Employee-related obligations						
Obligations related to share-based compensation programs	60	38	98	83	51	134
Other employee-related obligations	56	46	102	46	47	93
Customer-related obligations	28	0	28	26	0	26
Restructuring obligations	1	2	3	2	4	6
Warranty obligations	3	0	3	3	0	3
Other obligations	5	8	13	2	6	8
	153	**94**	**247**	**162**	**108**	**270**

Obligations related to share-based compensation programs comprise the obligations for our cash-settled share-based compensation programs which are the STAR programs, the Incentive 2010 program and the SAP Stock Option Plan 2007 ("SAP SOP 2007"). For a detailed description of our share-based compensation programs see Note 27.

Other employee-related obligations primarily comprise provisions for time credits, severance payments under ongoing post-employment benefit plans in accordance with SFAS 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"), jubilee expenses, and semiretirement.

Warranty and service obligations represent estimated future warranty obligations and other minor routine items provided under our support contracts. We generally provide a six to 12 month warranty on our software classified as current obligations. We determine the warranty accrual based on the historical average cost of fulfilling our obligations under these commitments. Changes in the warranty accruals in 2007 and 2006 are summarized below:

€ millions	2007	2006
Balance as at 1/1	3	3
Additions	3	3
Utilization	3	3
Release	0	0
Balance as at 12/31	3	3

Restructuring activities include mainly contract termination and similar restructuring costs for unused lease space. We account for our restructuring activities in accordance with SFAS 146, Accounting for Costs Associated with Exit and Disposal Activities ("SAFS 146"). Our provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit. Severance payments for restructuring relate to a termination benefit plan in conjunction with a one-time event.

The following table presents the beginning and ending balances along with additions and deductions incurred:

€ millions	Unused lease space	Severance payments for restructuring	Total
1/1/2007	5	1	6
Additions	1	0	1
Utilization	- 2	- 1	- 3
Release	- 1	0	- 1
12/31/2007	3	0	3
- thereof current	1	0	1
- thereof noncurrent	2	0	2
1/1/2006	8	2	10
Additions	3	2	5
Utilization	- 3	- 1	- 4
Release	- 3	- 2	- 5
12/31/2006	5	1	6
- thereof current	2	0	2
- thereof noncurrent	3	1	4
1/1/2005	11	6	17
Additions	2	4	6
Utilization	- 4	- 5	- 9
Release	- 2	- 3	- 5
Currency	1	0	1
12/31/2005	8	2	10
- thereof current	2	2	4
- thereof noncurrent	6	0	6

Other obligations relate mainly to renovation and asset retirement obligations. We record the present value of these obligations in the period in which the obligation is incurred.

(20) Shareholders' Equity

Common Stock

As at December 31, 2007, the capital stock of SAP AG consisted of 1,246,258,408 (2006: 1,267,537,248) shares of no-par common stock (including treasury stock), with a calculated nominal value of €1 per share.

The number of common shares decreased by 23,000,000 shares (corresponding to €23,000,000) in 2007 due to cancellation of shares in treasury stock, partially offset by an increase of 1,721,160 shares (corresponding to €1,721,160) as a result of the exercise of awards granted under certain share-based payment plans. In 2006 the number of Common stock increased by 950,652,936 (corresponding to €950,652,936) with the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds and by 426,491 (corresponding to €426,491) as a result of the exercise of awards granted under certain share-based payment plans.

Shareholdings in SAP AG as at December 31, 2007, were as follows:

	2007		2006	
	Number of shares	Percent of common stock	Number of shares	Percent of common stock
	(000)	%	(000)	%
Hasso Plattner GmbH & Co. Beteiligungs-KG	113,719	9.1	113,719	9.0
Dietmar Hopp Stiftung GmbH	109,869	8.8	109,869	8.7
Klaus Tschira Stiftung gGmbH	78,474	6.3	67,472	5.3
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	32,831	2.6	63,331	5.0
Hasso Plattner Förderstiftung gGmbH	15,245	1.2	16,062	1.2
DH-Besitzgesellschaft mbH & Co. KG[1]	6,404	0.5	10,200	0.8
Dr. h.c. Tschira and wife	3,178	0.3	2,000	0.2
Treasury stock	48,065	3.9	49,251	3.9
Free float	838,473	67.3	835,633	65.9
	1,246,258	**100.0**	**1,267,537**	**100.0**

[1] DH-Besitzgesellschaft mbH & Co. KG is wholly owned by Dietmar Hopp.

Authorized Capital

The Articles of Incorporation authorize the Executive Board of SAP AG (the "Executive Board") to increase the Common stock:

- Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 ("Authorized Capital I"). The issuance is subject to the statutory subscription rights of existing shareholders.
- Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 ("Authorized Capital Ia"). The issuance is subject to the statutory subscription rights of existing shareholders.
- Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 ("Authorized Capital II"). This capital increase could also be executed as a result of a business combination. Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights.
- Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 ("Authorized Capital IIa"). This capital increase could also be executed as a result of a business combination. Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights.

No authorization to increase Common stock was exercised in fiscal year 2007.

Contingent Capital

SAP AG's common stock is subject to a contingent increase of common shares. The contingent increase may be affected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 27) exercise their conversion or subscription rights. The following table provides a summary of the changes in contingent capital for 2007 and 2006:

€ millions	Contingent capital
1/1/2006	**53**
Exercise	– 1
New authorized	100
Increase in consequence of capital increase	83
Reduction/cancellation	– 25
12/31/2006	**210**
Exercise	– 1
New authorized	0
Reduction/cancellation	0
12/31/2007	**209**

The increase in contingent capital by €83 million in 2006 reflects the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above which resulted in an increase of the contingent capital in the same proportion by operation of law.

Treasury Stock

By resolution of SAP AG's Annual General Meeting of Shareholders held on May 10, 2007, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2008, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG's Common stock. Although Treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company's share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

As at December 31, 2007, we had acquired 48 million (2006: 49 million) of our own shares, representing €48 million (2006: €49 million) or 3.9% (2006: 3.9%) of Common stock. In 2007, 27 million (2006: 28 million) shares in aggregate were acquired under the buyback program at an average price of approximately €36.85 (2006: €40.97) per share, representing €27 million (2006: €28 million) or 2.2% (2006: 2.2%) of Common stock. We transferred 5 million shares to employees during the year (2006: 1 million shares) at an average price of €28.13 (2006: €29.83) per share and we reduced the number of common shares by 23 million shares (corresponding to €23 million) due to cancellation of shares in Treasury stock. The Company purchased no SAP American Depositary Receipts ("ADRs") in 2007. (Each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at December 31, 2007 and 2006, respectively.

Accumulated Other Comprehensive Income/Loss
Accumulated other comprehensive income/loss consisted of the following as at December 31:

€ millions	Currency translation adjustments	Unrealized gains/losses on marketable securities	Unrecognized pension costs	Gains/losses on foreign currency cash flow hedges	Gains/losses on STAR hedge	Currency effects from intercompany long-term investments	Total other components of equity
1/1/2005	**- 296**	**8**	**- 11**	**13**	**9**	**- 2**	**- 279**
Current-period change, net of tax	121	3	1	- 22	42	43	188
12/31/2005	**- 175**	**11**	**- 10**	**- 9**	**51**	**41**	**- 91**
Current-period change, net of tax	- 149	- 7	- 10	20	- 48	- 26	- 220
12/31/2006	**- 324**	**4**	**- 20**	**11**	**3**	**15**	**- 311**
Current-period change, net of tax	- 194	- 3	0	10	- 12	- 5	- 204
12/31/2007	**- 518**	**1**	**- 20**	**21**	**- 9**	**10**	**- 515**

Currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations. We corrected as at January 1, 2005 an immaterial error related to the deconsolidation of two equity investments in years prior to 2005, resulting in a decrease in Additional paid-in capital and Retained earnings by €20 million and €6 million and to increase Accumulated other comprehensive income by €26 million.

Unrealized gains and losses on securities represent the net cumulative change between fair value and cost for available-for-sale financial assets since the respective acquisition date.

Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

Gains and losses on foreign currency cash flow hedges comprise the net change in fair value of foreign currency cash flow hedges related to hedged transactions that have not impacted earnings, less the component of the financial instrument's gain or loss that was excluded from the assessment of hedge effectiveness.

Gains and losses on STAR hedges comprise the net change in fair value of cash flow hedging instruments associated with the unrecognized portion of nonvested STARs (see Note 25).

Currency effects from intercompany long-term investments related to intercompany foreign currency transactions that are of a long-term investment nature.

Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to SAP AG's shareholders is based on the earnings of SAP AG as reported in its statutory financial statements which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ending December 31, 2007, the Executive Board and the Supervisory Board of SAP AG propose a dividend distribution in 2008 of €0.50 per share.

Dividends per share for 2006 and 2005 were €0.46 and €0.36, respectively, and were paid in the immediately succeeding year in each case.

D. Additional Information

(21) Supplemental Cash Flow Information

Interest paid in 2007, 2006, and 2005 amounted to €6 million, €4 million and €4 million, respectively, while interest received in 2007, 2006 and 2005 amounted to €142 million, €124 million and €94 million, respectively. Income taxes paid in fiscal years 2007, 2006, and 2005, net of refunds, was €811 million, €866 million, and €976 million, respectively.

All of the items above are classified as cash flows from operating activities.

Our investing cash flows include high volumes from the purchase and sale of investments. The activities reflected in these line items include the purchase and sale of marketable and other available-for-sale securities.

(22) Contingent Liabilities

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party's patent, copyright, trade secret, or other proprietary rights. To date, we have not incurred any material loss as a result of such indemnification and have not recorded any material liabilities related to such obligations in the Consolidated Financial Statements.

We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in Provisions (see Note 19b).

For contingent liabilities related to litigations, see Note 24.

As at December 31, 2007 and 2006, no guarantees were provided for the performance or financial obligations of third parties.

(23) Other Financial Commitments

Other financial commitments amounted to €850 million, €849 million and €805 million as at December 31, 2007, 2006, and 2005, respectively, and primarily comprise commitments under rental and operating leases of €649 million, €657 million and €687 million as at December 31, 2007, 2006, and 2005, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. As at December 31, 2007, the future minimum sublease payments expected to be received was €16 million. In addition, financial commitments existed in the form of purchase commitments totaling €97 million in 2007 (€74 million in 2006 and €79 million in 2005). These commitments relate primarily to construction on new and existing facilities, office equipment and car purchase commitments. The remaining commitments totaling €104 million in 2007 (€118 million in 2006 and €39 million in 2005) relate to various other third party agreements. Historically, the majority of such purchase commitments have been realized. For financial commitments related to our pension plans, see Note 19a.

Commitments under operating lease contracts and purchase obligations as at December 31, 2007 were as follows:

€ millions	Operating leases	Purchase commitments
Due 2008	157	137
Due 2009	119	29
Due 2010	98	19
Due 2011	80	10
Due 2012	58	2
Due thereafter	137	4

Rent expense was €209 million, €181 million, and €164 million for the years 2007, 2006, and 2005, respectively.

The recognized assets and related liabilities of our capital lease contracts were not material in 2007 or 2006. Additionally, for our capital lease contracts no contingent rents were recognized as an expense and no sublease agreements existed.

(24) Litigation and Claims

Intellectual Property Litigation

In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP's products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. The trial has been scheduled for November 2008.

In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP's products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP's products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. In these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceedings against the patent and utility model, respectively. The infringement hearing has been re-scheduled for April 2009. Hearings for the nullity and cancellation proceedings have not yet been scheduled.

In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries ("Oracle") instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America's parent company SAP AG ("SAP"). Oracle filed an amended complaint in June 2007. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been scheduled for February 2009. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.

In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP's products infringe one or more of the claims of a single patent held by Disc Link. SAP and Disc Link have resolved this dispute for an amount immaterial to SAP's business, financial position, results of operations, and cash flows.

In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP's products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has been scheduled for August 2009.

In June 2007, SAP initiated legal proceedings, in the form of a declaratory judgment action, against U.S.-based Emergis Technologies (Emergis) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid and unenforceable, and that SAP's products and services do not infringe one or more of the claims of the patent held by Emergis. SAP and Emergis have resolved this dispute for an amount that is immaterial to SAP's Consolidated Financial Statements.

In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP's products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.

In August 2007, SAP instituted legal proceedings in the United States against i2. SAP alleges that i2's products infringe one or more of the claims in each of two patents held by SAP. In its complaint, SAP seeks unspecified monetary damages and permanent injunctive relief. i2 submitted its answer to the complaint in October 2007. In March 2008, SAP requested permission from the Court to amend its complaint and add a third patent to the proceedings. The trial has been scheduled for March 2009.

In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. DSC alleges that SAP's products and services infringe one or more of the claims in one patent held by DSC. In its complaint, DSC seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.

We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP's business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP's business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.

Other Litigation

In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo sought damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. In May 2007 Securinfo has waived the action.

In January 2008, U.S.-based Acorn Systems, Inc. ("Acorn") instituted legal proceedings in the United States against SAP AG and SAP Global Marketing, Inc. ("SAP"). Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least $116 million damages. In February 2008, SAP filed a response to the original complaint.

In March 2008, SAP instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP's business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.

(25) Derivative Financial Instruments

We use derivative financial instruments in order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flows associated with Stock Appreciation Rights (STARs) granted to employees and risks resulting from potential future variability interest payments. The carrying amounts of our derivative financial instruments were as follows:

€ millions	2007	2006
Assets:		
Derivatives without a hedging relationship	60	15
– thereof forward exchange contracts	59	15
– thereof interest rate swaps	1	0
Derivatives with a hedging relationship (hedge accounting)	87	189
– thereof forward exchange contracts	29	18
– thereof call options (STAR hedge)	58	171
Liabilities:		
Derivatives without a hedging relationship	– 30	– 10
– thereof forward exchange contracts	– 30	– 10
Derivatives with a hedging relationship (hedge accounting)	– 1	– 2
– thereof forward exchange contracts	– 1	– 2

Foreign Exchange Forward Contracts

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions.

We manage our balance sheet exposure on a Group-wide basis primarily using foreign exchange forward contracts. The derivative financial instruments we use are usually not designated as accounting hedges.

We are also exposed to risks associated with anticipated intercompany cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries are generally required to pay

SAP AG a royalty equivalent to a percentage of the software and support services fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiaries' local currency. This leads to a centralization of the foreign currency risk with SAP AG in Germany as the royalties are to be paid in subsidiary's local currency while the functional currency of SAP AG is the euro.

We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge all significant anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

We believe that the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets. We hold such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in our Consolidated Balance Sheets. The fair value of foreign exchange derivatives is the value we would receive or have to pay if the derivatives were discontinued at the reporting date. It is calculated on the basis of the contracting parties' relevant exchange rates, the relevant current exchange rates and the respective interest rates. Gains or losses on derivatives designated and qualifying as cash flow hedges are recognized directly in equity less the component of the financial instrument's gain or loss that was excluded from the assessment of hedge effectiveness, net of tax, and removed from equity to profit and loss when the underlying transaction affects earnings. When intercompany accounts receivable resulting from royalties related to software and software-related services related royalties are recorded, the applicable gain or loss on the respective derivative is reclassified from Other comprehensive income to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.

For the years ending December 31, 2007 and 2006, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur. We did not record any ineffectiveness for these hedges for the fiscal years 2007 and 2006. However, we excluded differences between spot and forward rates from the assessment of hedge effectiveness and included this component of financial instruments' gain or loss in Other non-operating income/expenses, net. It is estimated that €21 million of the net gains recognized directly in equity on December 31, 2007 will be reclassified into earnings during fiscal year 2008. All foreign exchange derivatives held as at December 31, 2007 have maturities of 15 months or less.

Foreign exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

STAR Hedges

We hedge certain anticipated cash flow exposures associated with unrecognized nonvested STARs (see Note 27) through the purchase of derivative instruments from independent financial institutions.

As at December 31, 2007 and 2006, the following derivative instruments were designated as hedges for the STAR 2006, and STAR 2005 programs, respectively.

2007		Hedge of 12.0 million 2006 STARs
Buy/sell	Options	Strike price in €
Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2007: €2 million		
		Hedge of 15.2 million 2005 STARs
Buy/sell	Options	Strike price in €
Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2007: €56 million		

2006		Hedge of 12.0 million 2006 STARs
Buy/sell	Options	Strike price in €
Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2006: €21 million		
		Hedge of 15.2 million 2005 STARs
Buy/sell	Options	Strike price in €
Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2006: €132 million		
		Hedge of 12.0 million 2004 STARs
Buy/sell	Options	Strike price in €
Buy	12,000,000	33.59
Sell	6,000,000	46.09
Sell	3,000,000	58.59
Fair value as at December 31, 2006: €18 million		

The terms of the derivative financial instruments are designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 27. The number of options expiring at each measurement date, reflect the respective weighting factor of that date. The payment date of each option reflects the payout date of the STAR program that it hedges. Viewed together, we will receive from the financial institution 100% of the first €12.50 in appreciation of the SAP AG stock price above the strike price of the STAR, 50% of the next €12.50 appreciation of the SAP AG stock price above the strike price of the STAR, and 25% of any additional appreciation of the SAP AG stock price above the strike price of the STAR. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on our Consolidated Balance Sheets.

Since we adopted SFAS 123R at the beginning of 2006, we have assessed hedge effectiveness by reference to changes in the fair value of the STAR hedge instrument for all new grants. The change in fair value attributable to the nonvested portion is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period.

As at December 31, 2007, a net result of €0 million (2006: a net gain of €7 million; 2005: a net loss of €66 million) had been recorded in Financial income, net. Compensation expense on our STAR plans has been increased by €19 million (2006: reduced by €72 million; 2005: reduced by €59 million); Other comprehensive income decreased by €12 million (2006: decreased by €48 million; 2005: increased by €43 million), net of tax. For more information, see Note 20.

For the years ending December 31, 2007 and 2006, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of STAR hedges because it was probable that the original forecasted transaction would not occur. We estimate that €9 million of net losses included in Accumulated other comprehensive income on December 31, 2007 will be reclassified into earnings during the next year.

Derivative Interest Rate Contracts

In order to finance the acquisition of Business Objects S.A. SAP entered into a syndicated term loan facility. The interest payments related to this syndicated term loan facility are determined by reference the EURIBOR. Therefore the underlying arrangement is a floating interest rate and subject to interest rate fluctuations.

In order to hedge for the cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility SAP AG entered into several contingent interest rate payer swaps as well as contingent interest rate payer swaptions to partly hedge against the risk of an increase in the EURIBOR. The volume of these interest rate derivatives only covers a certain portion of the total volume of the syndicated term loan facility.

These interest rate derivatives were contingent with regard on the acquisition and under these contractual arrangements would have been cancelled with no further obligation on SAP AG if the acquisition of Business Objects S.A. had not been completed.

Due to the uncertainty of the acquisition and the resulting loan the derivatives did not qualify for hedge accounting treatment. As such the deal contingent interest rate payer swaps and deal-contingent interest rate payer swaptions were recorded at fair value and any changes in fair values were charged to Finance income, net.

(26) Financial Risk Management

We are exposed to various financial risks, including changes in currency exchange rates, interest rates, equity prices and the creditworthiness of our counterparties.

SAP manages and, if necessary hedges against Group-wide credit, liquidity, interest, equity price and foreign exchange risks. Financial risk management is conducted centrally and is regulated by internal guidelines.

Foreign Exchange Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions as described in Note 25.

We regularly quantify the risk positions from the exchange rates of key currencies mentioned in Note 3 and Note 25, using the value-at-risk (VAR) concept. VAR represents an expected loss calculated by computing the exposures of relevant unhedged foreign exchange positions to foreign exchange risk factors. We calculate the expected loss of income from foreign currency influences for an assumed holding period of 10 days and a confidence level of 99%. The following table shows the value-at-risk calculated on the basis of unhedged foreign currency denominated balance sheet positions and forecasted inter-company license payments at the end of the fiscal year and the yearly averages for fiscal years 2007 and 2006. The yearly averages are calculated using the figures at the end of each of the quarters.

€ millions	2007		2006	
	12/31	Yearly average	12/31	Yearly average
Value at risk	12	14	4	9

Interest Rate Risk

Due to the short maturities of our investments and insignificant financial liabilities, we did not have any significant interest rate risk related to financial assets or financial liabilities (see Note 13 and 18) in all years presented. The average remaining maturity of our debt securities classified as non-current is approximately 1.5 years.

Due to the acquisition of Business Objects S.A. in early 2008, SAP will be exposed to cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility. For information about SAP's related hedging activities, see Note 25.

Equity Price Risk

Our investments consist of securities in listed and non-listed companies held for purposes other than trading. The equity investments in listed companies are monitored based on the current market value, which is affected by the volatility of stock markets worldwide. An assumed 20% decline in equity prices as at December 31, 2007 would reduce the value of our investments in marketable securities by €1 million (2006: €3 million).

The equity investments in non-listed companies are monitored individually. Those securities are recognized at cost, because market values are generally not observable. These cost-method investments are subject to an annual impairment test.

Credit Risk

We are exposed to the risk of credit-related losses through our operating and certain financing activities in the event of nonperformance by counterparties to financial instruments. We manage this risk through diversification of our counterparties and use of counterparty credit limits which are mainly based on the counterparty's external rating. Following our internal guidelines for financial risk management, we conduct all of our business related to financial investments with major financial institutions. This approach is assured by detailed guidelines for the management of financial risks. We do not have significant exposure to any individual counterparty.

The credit risk of our operating business is managed separately, mainly based on external ratings and our historical experience with respective customers. Outstanding debts are frequently monitored locally and credit risks are taken into account through recognized impairments. Credit risk exposures from individual customers are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The maximum exposure to credit risk is limited to the carrying amounts of the financial assets. No significant agreements reducing the maximum exposure to credit risk had been concluded as at the reporting date.

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. The Group-wide liquidity of SAP is generally managed by our corporate treasury department. Apart from working capital and cash management, SAP reduces its liquidity risk by arranging credit facilities with various financial institutions.

SAP AG has a €1 billion syndicated credit facility with an international group of banks. We did not draw on the facility during the years presented and have no current plans to do so. In addition, SAP AG had bilateral lines of credit totaling €599 million and €599 million at the end of 2007 and 2006 respectively. Several subsidiaries in the SAP Group have also arranged credit lines in their local currency, which are guaranteed by SAP AG. We drew on these lines of credit only to a very small extent.

On October 1, 2007, SAP AG entered into a credit facility agreement with Deutsche Bank AG with a maturity date of December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. and amounted to €4.45 billion as at December 31, 2007. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants (see Note 18 for further details).

Fair Value of Financial Instruments

We utilize various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of our financial instruments were as follows, except trade receivables and payables where the carrying amount approximates fair values:

€ millions	2007		2006	
	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Debt and equity securities	652	652	1,007	1,007
Cash and cash equivalents	1,608	1,608	2,399	2,399
Restricted cash	550	550	0	0
Time deposits	35	35	19	19
Loans	57	57	51	51
Derivatives				
Forward exchange contracts	88	88	33	33
Call options (STAR hedge)	58	58	171	171
Other derivatives	1	1	0	0
Liabilities:				
Bank loans and overdrafts	- 27	- 27	- 26	- 26
Other financial liabilities (excluding derivatives)	- 11	- 11	- 8	- 8
Derivatives				
Forward exchange contracts	- 31	- 31	- 12	- 12

All financial instruments presented in the table above are described in detail in Note 13, 15, and 18. The market values of these financial instruments are determined as follows:

- Debt and equity securities: The fair values of debt and equity securities are based on available quoted market prices, except that quoted market prices are not available for €69 million of equity securities at cost and €19 million of equity method investments, for which there were no indication of impairment at December 31, 2007 or 2006.
- Cash and cash equivalents, Restricted cash, time deposits: Due to their short maturities, the book value of cash and cash equivalents and time deposits approximates fair value.
- Loans, bank loans and overdrafts, other financial liabilities: The fair values of loans to third parties, bank loans and overdrafts and other financial liabilities are determined by discounting estimated cash flows using appropriate interest rates adjusted to reflect the inherent credit risk. Most loans to third parties, bank loans and overdrafts are of a short term nature. Accordingly, the net carrying values approximate their fair values.
- Non-interest-bearing or below market-rate employee loans are discounted to their present value using the prevailing interest rate the employee would have to pay to a bank for a similar loan.
- Derivatives: The fair value of forward foreign exchange contracts is based on forward exchange rates. The fair value of the derivatives entered into to hedge our STAR programs and the fair values of our contingent derivative interest rate contracts is based on market data that reflect current market expectations.

The fair values of financial assets and securities and of derivative financial instruments are determined for each type of asset on an individual basis.

(27) Share-Based Payment Plans

Our total compensation expense recorded in connection with share-based payment plans for the year 2007 was €95 million (2006: €99 million; 2005: €45 million). The total income tax benefit recognized in the income statement for share-based payment plans was €32 million in 2007 (2006: €13 million; 2005: €14 million). We did not capitalize any share-based payment costs as inventory or fixed assets. The tax benefit realized from stock options exercised during the annual period was €19 million (2006: €14 million; 2005: €7 million). Compensation expense in connection with share-based payment plans recorded for 2007 and 2006 are not comparable to compensation expense in connection with share-based payment plans recorded in prior years due to our adoption on January 1, 2006 of the fair value recognition provisions of SFAS 123R using the modified-prospective transition method. For more information, see Note 3.

a) Employee Discounted Stock Purchase Programs

The Company acquires SAP AG common shares for various employee stock purchase plans and transfers the shares to employees. We record the discounts provided to employees through such plans as compensation expense. Generally the discounts provided to employees do not exceed 15%.

b) Cash-Settled Share-Based Payment Plans

1) Stock Appreciation Rights (STAR) Plans

In March 2007 we granted approximately 18.7 million (2006: 14.1 million; 2005: 19.0 million;) stock appreciation rights ("2007 STARs", "2006 STARs" and "2005 STARs" respectively) to selected employees who are not beneficiaries of the SOP 2007 Plan. The 2007, 2006 and 2005 STAR grant-base values of €35.71, €42.12 and €30.47, respectively, are based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company's preliminary results for the preceding fiscal year. The number of STARs granted in 2006 and 2005, and the corresponding grant-base fair values shown above, are adjusted figures as if the bonus shares issued in 2006 as described in Note 23 of our 2006 Annual Report, had been issued before the STARs were granted. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor for valuation calculation of STAR awards, quarter ending							
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%

The valuations for quarters ending December 31 are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of Common stock, as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company's preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of common share, as quoted on Xetra, over the five consecutive business days following the announcement of the Company's quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.

The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first €12.50 value appreciation for such quarter; (ii) 50% of the next €12.50 value appreciation; and (iii) 25% of any additional value appreciation. Beneficiaries will receive payments with respect to the 2007 STARs as follows: 50% on both March 31, 2009 and January 31, 2010. Under the terms of the 2006 STAR program, beneficiaries were scheduled to receive an initial payment of 50% on March 31, 2008, and a second installment on January 31, 2009. Beneficiaries will receive STAR payments provided that they are still employees of the Company on the payment dates, subject to certain exceptions.

As our STAR plans are settled in cash, rather than by issuing equity instruments, a liability is recorded for such plans based on the current fair value of the STAR awards at the reporting date. The fair value of the STAR 2007 awards was estimated using a Monte-Carlo valuation model.

Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at December, 31 was calculated on the basis of the following assumptions:

Risk-free interest rate	3.99% to 4.16% (depending on maturity)
Expected volatility	27.3%
Expected dividend ratio	1.37%

The fair value of the STAR 2006 and STAR 2005 awards was based on market data that reflect current market expectations. The fair value of the STAR awards is the same as the fair values of the derivatives that are entered into to hedge the compensation expense for the STAR 2006 awards because the terms of the STAR awards and the derivatives are the same. Compensation expense – including the effects of changes in the fair value of the STAR award – is accrued over the period in which the employee performs the related service ("vesting period").

As at December 31, 2007, a STAR provision in the amount of €74 million (2006: €132 million; 2005: €122 million) was included in provisions in the Consolidated Balance Sheets. The related STAR expense was affected by the effects of the STAR hedge – as described in Note 25 – and therefore totaled €43 million (2006: €28 million, 2005: €21 million). The STAR provision as at December 31, 2007, and the related STAR expenses recorded during 2007, result from awards granted under the 2007, 2006, and 2005 STAR programs.

In 2007 we paid to employees €61 million related to STAR 2005 and €18 million related to STAR 2004.

The amount of unrecognized compensation expense related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share and which we cannot reasonably predict. The final payout amount will be recognized over a remaining period from December 31, 2007 of 2.1 years for STAR 2007, 1.1 years for STAR 2006, and 0.1 years for STAR 2005.

In January 2007 we granted approximately 0.1 million stock appreciation rights to selected employees of a subsidiary under a program with general terms that are closely related to the STAR 2006 program ("2006 Subsidiary STARs"). The program has only an immaterial effect on our balance sheet and income statement. The related STAR provision of this program as at December 31, 2007 totaled €0 million.

2) Incentive Plan 2010

In January 2007 the Company granted 0.7 million stock appreciation rights ("rights") to top executives under the Incentive Plan 2010. The plan provides for a maximum payout of €144.60 per right if the market capitalization of SAP AG doubles by December 31, 2010. The rights issued to the beneficiaries of this plan will automatically be exercised in case the conditions for exercise are met. The base value of the rights is the base market capitalization figure of €44,794,067,259, calculated as €144.60 (average Xetra closing price of the SAP AG stock in the period July 1 through December 31, 2005, prior to the capital increase as implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares on December 31, 2005, prior to the capital increase implemented on December 21, 2006).

For the Incentive Plan 2010, the relevant actual market capitalization is calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through December 31 of each year) by the average number of outstanding SAP AG shares outstanding minus the average number of treasury shares in the measurement period of that year. The relevant actual market capitalization is calculated annually in the first month after the end of each measurement period, beginning in 2006 and ending in 2010.

The rights will only be exercisable if SAP's common share outperforms the Goldman Sachs Software Index ("GSTI Software Index") during the period between the issue of the rights and December 31, 2010, or December 31 of the year with the last measurement period if the rights are exercised before that date. Further, to be exercisable from 2006 through 2009, the actual market capitalization must not be less than 200% of the base value.

The rights are not exercisable if exercise would result in a windfall profit. The decision whether exercise results in a windfall profit will be made by the Supervisory Board's compensation committee at its sole discretion.

If the relevant actual market capitalization is 200% (or more) of the base market capitalization and the other conditions are met, the payout value per right will be €144.60.

If the increase between the base value and the relevant actual market capitalization is less, the payout per award will be based on the following scale:

Increase in market capitalization	Calculation of payout as percentage per point increase	Incremental maximum payout as percentage of base value	Incremental maximum payout per right
%		%	€
0 to 50	0.00	0	0.00
> 50 to 80	0.67	20	28.92
> 80 to 90	3.00	30	43.38
> 90 to 99.99	5.00	50	72.30
Total		**100**	**144.60**

If the plan pays out, beneficiaries will receive the payments 12 months after the compensation committee has determined the exercise value.

The Incentive Plan 2010 is settled in cash rather than by issuing equity instruments, so a liability is recorded for the rights granted reflecting the fair value of the rights at the reporting date. Compensation expense – including the effects of any changes in fair value of the rights – is accrued over the period the beneficiaries are expected to perform the related service ("vesting period").

The fair value of the rights is estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at December, 31 was calculated using the following assumptions:

Risk-free interest rate	3.99% to 4.36% (depending on maturity)
Expected volatility	29.6%
Expected dividend ratio	1.37%

As at December 31, 2007 the provision for rights granted under the Incentive Plan 2010 amounted to €3 million (2006: €2 million).

The amount of unrecognized compensation expense related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common shares and certain other factors that we cannot influence or reasonably predict. The final payout amount will be recognized over a remaining period of up to three years from December 31, 2007.

3) Virtual Stock Option Plan 2007

In March 2007 the Company granted 7.0 million virtual stock options (stock appreciation rights, "SAP SOP 2007"). The plan provides for cash settlement only and is available to members of the SAP AG Executive Board, members of subsidiaries' executive boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries. The program replaced the SAP SOP 2002 Plan, described below. The awards under the SAP SOP 2007 Plan have a grant-base value of €35.71, which is based on the average fair market value of one common share over the 20 business days following the announcement date of the Company's preliminary results for the preceding fiscal year.

Under the SAP SOP 2007 Plan, beneficiaries receive stock appreciation rights ("Virtual Stock Options" or "rights") based on the SAP share price, which gives them the right to receive a certain amount of money by exercise under the terms and conditions of this plan.

Rights granted under this plan may be exercised after a vesting period of two years starting on the grant date. The term of the Virtual Stock Options is five years. The rights will expire five years after the grant date if not exercised by the holder before that date.

The exercise price is 110% of the base value. Thus, the right can only be exercised if the share price at exercise exceeds the grant price by at least 10%. Monetary benefits will be capped at a share price of 200% of the exercise price.

As SAP SOP 2007 is settled in cash rather than by issuing equity instruments, a liability is recorded on the basis of the current fair value of the outstanding Virtual Stock Options at the reporting date. The fair value of the rights is estimated using a binomial valuation method. Expected volatilities are based on implied volatilities from traded options on our stock with a corresponding lifetime and exercise price. The expected life of the options was determined to be 5 years. This assumption was made based on expected exercise behavior since no reliable historical data was available. The fair values as at December, 31 were calculated using the following assumptions:

Expected life	5 years
Risk-free interest rate	3.99% to 4.36% (depending on maturity)
Expected volatility	31.2%
Expected dividend ratio	1.37%

As at December 31, 2007, the provision for rights granted under the SAP SOP 2007 Plan amounted to €21 million.

The amount of unrecognized compensation expense related to nonvested rights granted under the SAP SOP 2007 Plan depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share and certain other factors that we cannot influence or reasonably predict.

c) Equity Settled Share-Based Payment Plans

1) Stock Option Plan 2002

At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002 Plan, which provides for the issuance of stock options to members of the SAP AG Executive Board, members of subsidiaries' executive boards, and to eligible executives and other top performers of SAP AG and its subsidiaries. The SAP SOP 2002 Plan was designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002 Plan, the Executive Board was authorized to issue, on or before April 30, 2007, up to 19.0 million stock options. In 2007, the SAP SOP 2002 Plan was replaced by the SAP SOP 2007 Plan. The last stock options under the SAP SOP 2002 Plan were granted in 2006.

Each stock option granted under the SAP SOP 2002 Plan entitles its holder to subscribe to four shares of the Company's common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG's common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the stock in the Xetra trading system. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until the vesting period of two years has elapsed.

For options granted to members of the Executive Board during and after February 2004, the SAP SOP 2002 Plan's terms cap the subscription rights if the Supervisory Board determines that an option holder would make a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG has undertaken to reimburse to the option holders any expenses they may incur through fees, taxes, or deductions related to the cap. The cap will only be imposed if the Supervisory Board determines that the windfall profit results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.

The fair value of the options granted under the SAP SOP 2002 Plan was estimated as at the date of grant using the Black-Scholes-Merton option-pricing model. For options granted 2006 and 2005, the expected life of the options was determined using the "simplified method" to be 3.5 years, which represented the average of the vesting period and the contractual term of the awards. This approach was used because we did not have sufficient information about the historical exercise behavior of equity-based options granted to our employees. For awards granted from 2002 to 2004, the expected term of the awards was determined to be 2.5 years. Expected volatilities are based on implied volatilities of traded options to purchase our common share granted in 2006 and 2005 and based on historical data for options granted between 2004 and 2002.

The fair values of the Company's share-based awards granted under SAP SOP 2002 Plan were calculated using the following assumptions and plan terms:

	2006	2005
Expected life in years	3.50	3.50
Risk-free interest rate	3.10%	2.82%
Expected volatility	24%	24%
Expected dividend ratio	0.87%	0.65%

Activities in 2007 under Stock Option Plan 2002 were as follows:

	Number of options outstanding	Weighted average exercise price per option	Weighted average remaining contractual term	Aggregate intrinsic value
	(000)	€	years	€ millions
1/1/2007	**7,446**	**142.57**	**2.8**	**182**
Granted	-	-	-	-
Exercised	1,451	110.87	-	-
Forfeited or expired	182	172.51	-	-
12/31/2007	**5,813**	**149.54**	**2.0**	**41**
Fully vested options as at 12/31/2007	4,160	135.08	1.5	41

The weighted-average grant-date fair value of share options granted during the years 2006 and 2005 was €26.47 and €20.08, respectively. The total intrinsic value of options exercised during the years ending December 31, 2007, 2006, and 2005 was €59 million, €46 million, and €78 million, respectively.

A summary of the status of our nonvested options as at December 31, 2007, and changes during the year ending December 31, 2007, is presented below:

	Number of options	Weighted average grant-date fair value
	(000)	€
Nonvested as at 1/1/2006	**4,846**	**29.81**
Granted	1,842	26.47
Vested	- 2,000	43.61
Forfeited	- 147	23.21
Nonvested as at 12/31/2006	**4,541**	**22.59**
Granted	-	-
Vested	- 2,756	20.08
Forfeited	- 132	26.26
Nonvested as at 12/31/2007	**1,653**	**26.47**

As at December 31, 2007, there was €4 million of total unrecognized cost related to nonvested options granted under the SAP SOP 2002. That cost is expected to be recognized over a period of 0.1 year.

2) Long Term Incentive 2000 Plan
On January 18, 2000, SAP AG's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a share-based payment program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting requirements. The exercise price varies with the outperformance of the common share price appreciation against the appreciation of the GSTI Software Index from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

In total, 12.3 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company's shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

	Number of options/ convertible bonds outstanding	Weighted average exercise price per option	Weighted average remaining contractual	Aggregate intrinsic value
	(000)	€	years	€ millions
Stock options				
1/1/2007	**1,010**	**106.15**	**4.7**	**55**
Granted	-	-	-	-
Exercised	- 119	112.33	-	-
Forfeited	- 13	111.14	-	-
12/31/2007	**879**	**109.92**	**3.6**	**28**
Convertible bonds				
1/1/2007	**6,411**	**202.20**	**4.2**	**22**
Granted	-	-	-	-
Exercised	- 68	150.98	-	-
Forfeited	- 194	207.12	-	-
12/31/2007	**6,149**	**202.61**	**3.2**	**0**

All convertible bonds and stock options outstanding as at December, 31, 2007 are exercisable.

Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expenses in 2007. In 2006, we recorded compensation expenses for the LTI 2000 Plan in the amount of €11 million based on the fair value recognition provisions of SFAS 123R. Compensation expenses recorded in prior years are not comparable as they were recorded based on the intrinsic-value-based method according to APB 25 (see Note 3).

In 2005, we recorded compensation expenses for the LTI 2000 Plan in the amount of €21 million.

The total intrinsic value of stock options exercised during the years ending December 31, 2007, 2006, and 2005 was €5 million, €27 million and €23 million respectively. The total intrinsic value of convertible bonds exercised during the years ending December 31, 2007, 2006, and 2005 was €0 million, €6 million, and €0 million, respectively.

(28) Segment and Geographic Information

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business or by geography. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as a Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. While neither the line of business structure nor the geographic structure is identified as primary, we have determined that our lines of business constitute operating segments. We have three reportable operating segments which are organized based on products and services: Product, Consulting, and Training.

The Product segment is primarily engaged in marketing and licensing our software products, performing software development services for customers, and providing support services for our software products. The Consulting segment performs various professional services, mainly implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners.

The accounting policies applied for segment reporting purposes are the same as those described in Note 3. Howeer, differences in foreign currency translations result in minor deviations between the amounts reported internally for management purposes and the amounts reported in the Consolidated Financial Statements.

Our management reporting system reports our inter-segment transfers as cost reduction and does not track them as internal revenues. Inter-segment transfers mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment transfers are charged based on internal cost rates including certain indirect overhead costs but without profit margin.

Segment revenue and results as well as other relevant segment information are presented below:

€ millions	Product	Consulting	Training	Total
2007				
External revenue from reportable segments	7,369	2,369	493	10,231
Other				11
Total consolidated revenue				10,242
Segment result	4,300	631	209	5,140
Unallocated corporate revenue and expenses				- 2,408
Operating income				2,732
Other non-operating income/expense, net				1
Financial income, net				124
Income before income taxes and minority interests				2,857
Other information				
Depreciation and amortization	- 98	- 33	- 4	
2006				
External revenue from reportable segments	6,643	2,300	440	9,383
Other				10
Total consolidated revenue				9,393
Segment result	4,034	596	167	4,797
Unallocated corporate revenue and expenses				- 2,219
Operating income				2,578
Other non-operating income/expense, net				- 12
Financial income, net				122
Income before income taxes and minority interests				2,688
Other information				
Depreciation and amortization	- 86	- 24	- 7	
2005				
External revenue from reportable segments	6,041	2,078	380	8,499
Other				10
Total consolidated revenue				8,509
Segment result	3,594	458	132	4,184
Unallocated corporate revenue and expenses				- 1,847
Operating income				2,337
Other non-operating income/expense, net				- 25
Financial income, net				11
Income before income taxes and minority interests				2,323
Other information				
Depreciation and amortization	- 84	- 25	- 7	

Revenues
Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software-related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Statements of Income. The differences in revenue amounts between the three reportable segments and the corresponding captions in the Consolidated Statements of Income are due to the fact that for internal reporting purposes, revenue is generally allocated to the segment that is responsible for the related transaction regardless of revenue classification. Thus, for example, the Training segment's revenue includes certain amounts classified as software revenue.

External revenue – Other (2007: €11 million, 2006: €10 million, 2005: €10 million) mainly represents revenue incidental to our main business activities which is generated from services provided outside the reportable segments, and minor currency translation differences.

Segment Result
Segment result reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of product, costs of services, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our internal management reporting measures the segment performance without taking development expense into account. In addition, for management purposes, share-based compensation expense is not included in the segment result.

Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment and the depreciation and amortization portion of the facility and IT-related expenses allocated to each segment based on headcount, facility space and other measures.

A one-time effect of a change in estimate on allowance for doubtful accounts in 2006 was allocated to the Product segment, the Consulting segment, and the Training segment in the amounts of €30 million, €13 million, and €2 million, respectively.

The following table presents a detail of unallocated corporate revenue and expenses:

€ millions	2007	2006	2005
Unallocated corporate revenue and expenses:			
External revenue from services provided outside of the reportable segments	- 11	- 10	- 10
Development expense - Management view	1,769	1,642	1,339
Administration and other corporate expenses - Management view	555	488	473
Share-based compensation expenses	95	99	45
	2,408	2,219	1,847

Development expense and administration expense above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Statements of Income. The differences are mainly due to the fact that the management view focuses on organizational structures and cost centers rather than cost classification to functional areas.

Segment Assets
Segment asset information is not provided to the CODM. Goodwill by reportable segment is disclosed in Note 16.

Geographic Information
The following tables present external revenue by location of customers and by location of companies, which reflects the location of our subsidiary responsible for the sale, and information about certain long-lived assets detailed by geographic region.

€ millions	Revenue by location of customers			Revenue by location of companies		
	2007	2006	2005	2007	2006	2005
Germany	2,004	1,907	1,810	2,146	2,031	1,906
Rest of EMEA[1]	3,386	2,994	2,709	3,327	2,959	2,670
Total EMEA	**5,390**	**4,901**	**4,519**	**5,473**	**4,990**	**4,576**
United States	2,706	2,609	2,340	2,689	2,588	2,340
Rest of Americas	871	776	656	865	753	654
Total Americas	**3,577**	**3,385**	**2,996**	**3,554**	**3,341**	**2,994**
Japan	447	431	406	443	429	402
Rest of Asia Pacific Japan	828	676	588	772	633	537
Total Asia Pacific Japan	**1,275**	**1,107**	**994**	**1,215**	**1,062**	**939**
	10,242	**9,393**	**8,509**	**10,242**	**9,393**	**8,509**

€ millions	Software and software-related service revenue by location of customers			Software and software-related service revenue by location of companies		
	2007	2006	2005	2007	2006	2005
Germany	1,432	1,342	1,237	1,526	1,421	1,303
Rest of EMEA[1]	2,541	2,169	1,957	2,523	2,169	1,943
Total EMEA	**3,973**	**3,511**	**3,194**	**4,049**	**3,590**	**3,246**
United States	1,838	1,726	1,553	1,825	1,710	1,557
Rest of Americas	657	556	469	650	534	466
Total Americas	**2,495**	**2,282**	**2,022**	**2,475**	**2,244**	**2,023**
Japan	340	308	294	336	306	291
Rest of Asia Pacific Japan	619	495	445	567	456	395
Total Asia Pacific Japan	**959**	**803**	**739**	**903**	**762**	**686**
	7,427	**6,596**	**5,955**	**7,427**	**6,596**	**5,955**

€ millions	Property, plant, and equipment, net			Intangible assets, net		
	2007	2006	2005	2007	2006	2005
Germany	923	858	764	216	149	87
Rest of EMEA[1]	135	133	129	35	1	0
Total EMEA	**1,058**	**991**	**893**	**251**	**150**	**87**
United States	167	152	155	138	95	14
Rest of Americas	13	10	9	14	18	33
Total Americas	**180**	**162**	**164**	**152**	**113**	**47**
Japan	4	4	4	0	0	0
Rest of Asia Pacific Japan	74	49	34	0	0	6
Total Asia Pacific Japan	**78**	**53**	**38**	**0**	**0**	**6**
	1,316	**1,206**	**1,095**	**403**	**263**	**140**

[1] Europe, Middle East, Africa.

Due to the large number of the customers we serve, there is no single customer whose business with us accounted for a material portion of our total revenue.

(29) Board of Directors

Executive Board

Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2007[1] (excluding former Executive Board members)

Prof. Dr. Henning Kagermann
Chief Executive Officer
Overall responsibility for SAP's strategy and business development,
product development for large enterprises,
Global Communications,
Internal Audit, Top Talent Management

Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany
Board of Directors, Nokia Corporation, Espoo, Finland (from May 3, 2007)

Léo Apotheker
Deputy Chief Executive Officer
Sales, Consulting, Education, Marketing,
Partner Management

Supervisory Board, AXA, Paris, France

Dr. Werner Brandt
Chief Financial Officer
Finance and Administration, Shared Services,
SAP Ventures,
Global Intellectual Property, Mergers & Acquisitions

Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany
Supervisory Board, QIAGEN N.V., Venlo, The Netherlands (from June 20, 2007)

Prof. Dr. Claus E. Heinrich
Labor Relations Director
Global Human Resources, Internal SAP IT,
SAP Labs network, Internal Business Processes

Gerhard Oswald
Global Service and Support,
SAP Business ByDesign

John Schwarz (from March 1, 2008)
Chief Executive Officer of Business Objects
Business Objects business unit, including product development, go-to-market activities, and services and support

Board of Directors, Synopsys, Inc., Mountain View, California, USA

Dr. Peter Zencke
Application Platform, Research,
SAP Business ByDesign, SAP Business One

Supervisory Board, SupplyOn AG, Hallbergmoos, Germany
Supervisory Board, MeVis Medical Solutions AG, Bremen, Germany (from August 22, 2007)

Shai Agassi (until March 31, 2007)
Product development and technology, Industry solutions,
Product and industry marketing

Information as at December 31, 2007, or as at the date on which membership in the SAP Executive Board ended.

[1] Memberships on supervisory boards and comparable governing bodies of SAP's subsidiaries can be obtained from the Company on request.

Supervisory Board

Membership on other supervisory boards and comparable governing bodies of enterprises other than SAP on December 31, 2007 (excluding former Supervisory Board members)

Prof. Dr. h. c. mult. Hasso Plattner[2), 4), 5), 7)]
Chairman of the Supervisory Board

Lars Lamadé[1), 4), 7)]
Deputy Chairman
Project Manager Service & Support

Pekka Ala-Pietilä[5)]
Co-founder and CEO Blyk Ltd. London, Great Britain

Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London, Great Britain
Board of Directors, CVON Limited, London, Great Britain
Board of Directors, CVON Innovations Limited, London, Great Britain
Board of Directors, Blyk Services Oy, Helsinki, Finland
Board of Directors, CVON Innovation Services Oy, Turku, Finland (from February 9, 2007)
Board of Directors, CVON Future Limited, London, UK (from February 5, 2007)
Board of Directors, HelloSoft Inc., San José, USA (from February 1, 2007)

Thomas Bamberger[1), 3)] (from May 10, 2007)
Head of Operations Global Service & Support
Chief Controlling Officer Research & Breakthrough Innovation
Chief Controlling Officer Global Service & Support

Panagiotis Bissiritsas[1), 2), 6)] (from May 10, 2007)
Support Expert

Willi Burbach[1), 5), 7)]
Developer

Helga Classen[1), 4), 7)]
Chairperson of the Works Council of SAP AG and SAP Hosting AG & Co. KG

Prof. Dr. Wilhelm Haarmann[2), 6), 7)]
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Supervisory Board, Aareon AG, Mainz, Germany
Supervisory Board, Vodafone Holding GmbH, Düsseldorf, Germany

Peter Koop[1), 5)] (from May 10, 2007)
Industry Business Development Expert

Dr. Gerhard Maier[1), 2), 3)] Development project manager	
Dr. h.c. Hartmut Mehdorn[4)] Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany	Supervisory Board, DB Netz AG, Frankfurt am Main, Germany Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G., and DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany Supervisory Board, DB Magnetbahn GmbH, Munich, Germany
Prof. Dr.-Ing. Dr. h.c. Dr. Ing. E.h. Joachim Milberg[2), 5), 7)] (from May 10, 2007) Chairman of the Supervisory Board BMW AG, Munich, Germany	Supervisory Board, Bertelsmann AG, Gütersloh, Germany Supervisory Board, Festo AG, Esslingen, Germany Board of Directors, Deere & Company, Moline, Illinois, USA Supervisory Board, MAN AG, Munich, Germany (until May 10, 2007)
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer[3), 6)] Professor at Saarland University, Saarbrücken, Germany	Supervisory Board, IDS Scheer AG, Saarbrücken, Germany Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany Board of Trustees, Hasso-Plattner-Stiftung für Softwaresystemtechnik, Potsdam, Germany Supervisory Board, Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany Member of the Senate, Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., Munich, Germany Supervisory Board, Deutsche Messe AG, Hanover, Germany (from August 28, 2007)
Dr. Erhard Schipporeit[3)] Management Consultant	Supervisory Board, Commerzbank AG, Frankfurt am Main, Germany (until January 31, 2007) Supervisory Board, Talanx AG, Hanover, Germany Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany Supervisory Board, HDI V.a.G., Hanover, Germany Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany (from May 3, 2007) Supervisory Board, Career Concept AG, Munich, Germany (from December 7, 2007) Board of Directors, TUI Travel PLC, London, Great Britain (from October 21, 2007)

Stefan Schulz[1), 5), 6)]
Development Project Manager

Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer[5)]
(from May 10, 2007)
Member of the Corporate Executive Committee of Siemens AG, Munich, Germany

Supervisory Board, BSH Bosch und Siemens Hausgeräte GmbH, Munich, Germany
Supervisory Board, Deutsche Messe AG, Hanover, Germany
Supervisory Board, Infineon Technologies AG, Munich, Germany
Chairman of the Advisory Board, Siemens S.A., Lisbon, Portugal
Chairman of the Advisory Board, Siemens Ltd., Beijing, China
Supervisory Board, Siemens Ltd., Mumbai, India
Supervisory Board, LEONI AG, Nürnberg, Germany (from May 3, 2007)

Members of the Supervisory Board until May 10, 2007

Bernhard Koller
Manager of idea management

Christiane Kuntz-Mayr
Development architect

Dr. Barbara Schennerlein
Principal consultant

Dr. Dieter Spöri
Head of Corporate Representation Federal Affairs, Daimler AG, Berlin, Germany

Dr. h.c. Klaus Tschira
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany

Information as at December 31, 2007, or as at the date on which membership in the SAP Supervisory Board ended.

1) Elected by the employees.
2) Member of the Company's Compensation Committee.
3) Member of the Company's Audit Committee.
4) Member of the Company's Mediation Committee.
5) Member of the Company's Technology Committee.
6) Member of the Company's Finance and Investment Committee.
7) Member of the Company's General Committee.

The total compensation of the Executive Board members for fiscal year 2007 amounted to €25 million (2006: €38 million). This amount includes €3 million (2006: €4 million) fixed and €18 million (2006: €13 million) performance-related compensation as well as €4 million (2006: €5 million) regular share-based compensation and additional only in 2006 €17 million of nonrecurring share-based compensation. The regular share-based compensation corresponds to the fair value of the 486,594 (2006: 170,945) stock options issued to Executive Board members during the year.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 3, 2008, the total annual compensation of the Supervisory Board members was €2 million (2006: €2 million). This amount includes €1 million (2006: €1 million) fixed, €1 million (2006: €1 million) variable compensation, and €0.08 million (2006: €0.07 million) committee remuneration. The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

In 2007, the pension payments to former Executive Board members were €1 million (2006: €1 million). The projected benefit obligation of pensions as at December 31, 2007 for former Executive Board members was €12 million (2006: €13 million).

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2007, 2006, or 2005.

On December 31, 2007, members of the Executive Board held a total of 86,515 SAP shares (December 31, 2006: 287,384 SAP shares) and members of the Supervisory Board held a total of 128,993,710 SAP shares (December 31, 2006: 262,623,884 SAP shares).

Detailed information on the different elements of the compensation as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP's Compensation Report which is part of our Form 20-F and our Review of Operations which is included in our Annual Report, and which is available on SAP's Web site.

(30) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities as presented in Note 29. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices we believe are consistent with those negotiated at arm's length between unrelated parties.

After his move from SAP's Executive Board to SAP's Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is a SAP partner with which we generated revenues which were immaterial to SAP in all periods presented.

In March 2005, we entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named "SAP Arena" (together with the right to use the SAP logo for certain purposes) and we received the right to use certain reserved seating in the arena and to hold certain events in the arena. Fees paid by SAP to SAP Arena were immaterial to SAP in all years presented.

Until January 1, 2006, Wilhelm Haarmann practiced as a partner of the former law firm Haarmann Hemmelrath in their Frankfurt offices. Since January 1, 2006, he has practiced in HAARMANN Partnerschaftsgesellschaft in Frankfurt. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

At no point in the years ending December 31, 2007, 2006, or 2005 did the Company grant loans to any member of SAP AG's Executive Board and Supervisory Board. During the years ending December 31, 2007, 2006, and 2005, there were no significant transactions between the Company and the major shareholders as outlined in Note 20.

As discussed in Note 15, we have issued loans to employees other than to members of SAP AG's Executive Board and Supervisory Board amounting to a gross value of €63 million, €62 million and €59 million, on December 31, 2007, 2006, and 2005, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options or convertible bonds.

(31) Principal Accountant Fees and Services

At SAP AG's Annual General Meeting of Shareholders held on May 10, 2007, SAP's shareholders mandated KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin (KPMG Germany), to serve as SAP AG's independent auditors for the 2007 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services in 2007 and the two previous years:

€ millions	2007	2006	2005
Audit fees	8.3	7.4	5.2
Audit related fees	0.2	0.6	1.1
Tax fees	0.0	0.1	0.2
Other fees	0.3	0.4	0.2
	8.8	**8.5**	**6.7**

"Audit fees" are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. "Audit-related fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees". This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed on procedures. "Tax fees" are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category "All other fees" includes other support services, such as training and expert advice on issues unrelated to accounting and taxes.

For services provided by KPMG Germany we recorded in 2007 expenses of €2.7 million (2006: €2.9 million), out of which €2.5 million (2006: €2.5 million) were for audit services, €0.002 million (2006: €0.03 million) for tax services, and €0.2 million (2006: €0.4 million) for other services.

(32) Subsidiaries, Equity Method Investments, and Other Investments

as at December 31, 2007	Ownership	Sales revenues in 2007[1]	Net income/ loss (-) for 2007[1]	Equity as at Dec. 31, 2007[1]	Number of employees as at Dec. 31, 2007[2]
Name and location of company	%	€(000)	€(000)	€(000)	
I. Subsidiaries					
Germany					
SAP Deutschland AG & Co. KG, Walldorf	100	2,168,865	518,005	1,092,381	3,479
SAP Systems Integration AG, Dresden[4]	100	367,143	66,334	451,754	1,582
SAP Hosting AG & Co. KG, St. Leon-Rot[5]	100	91,340	9,258	18,135	243
Steeb Anwendungssysteme GmbH, Abstatt[6]	100	66,939	1,766	10,274	208
SAP Passau GmbH & Co. KG, Passau	100	9,152	444	444	1
Wicom Communications GmbH, Aschheim[3]	100	596	18	34	4
Virsa Deutschland GmbH, Walldorf[4]	100	15	104	- 16	0
SAP Beteiligungs GmbH, Walldorf	100	3	2	40	0
SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf[4, 6]	100	0	26,258	329,591	0
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[4, 6]	100	0	14,251	504,665	0
SAP Portals Europe GmbH, Walldorf[4]	100	0	2,776	119,471	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100	0	6	35	0
OutlookSoft Deutschland GmbH, Neuss[3, 4]	100	0	6	- 154	0
SAP Beteiligungsverwaltungs GmbH, Walldorf	100	0	0	107	0
eSAP Beteiligungs GmbH, Walldorf	100	0	0	29	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100	0	0	26	0
SAP Foreign Holdings GmbH, Walldorf	100	0	0	26	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[6]	100	0	0	25	0
SAP Consulting Beteiligungs GmbH, Walldorf	100	0	- 1	25	0
SAP Portals Holding Beteiligungs GmbH, Walldorf[4]	100	0	- 6	639,593	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[6]	100	0	- 7	804,854	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100	0	- 604	12,690	0
Rest of Europe, Middle East, Africa					
SAP (UK) Limited, Feltham, Great Britain	100	564,583	64,041	136,185	769
SAP France S.A., Paris, France	100	445,552	34,429	55,226	610
SAP (Schweiz) AG, Biel, Switzerland	100	407,605	65,158	93,569	582
S.A.P. ITALIA Sistemi Applicazioni Prodotti in data processing S.p.A., Milan, Italy[4]	100	254,088	22,672	149,355	462
S.A.P. Nederland B.V., 's-Hertogenbosch, The Netherlands[4]	100	249,206	44,660	197,720	406
Limited Liability Company "SAP CIS", Moscow, Russia	100	233,605	31,395	87,569	475
SAP Österreich GmbH, Vienna, Austria	100	200,481	22,700	52,941	455
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain[4]	100	176,533	16,938	103,282	359
SYSTEMS APPLICATIONS AND PRODUCTS IN DATA PROCESSING (NV SAP BELGIUM SA), Brussels, Belgium[4]	100	161,186	13,765	55,426	251
SAP Danmark A/S, Copenhagen, Denmark	100	127,693	15,397	25,463	152
Systems Applications Products (Africa) (Pty) Ltd, Johannesburg, South Africa	100	105,044	- 237	85,559	310
SAP Svenska Aktiebolag, Stockholm, Sweden	100	100,884	8,671	20,487	115

as at December 31, 2007	Ownership	Sales revenues in 2007[1]	Net income/ loss (-) for 2007[1]	Equity as at Dec. 31, 2007[1]	Number of employees as at Dec. 31, 2007[2]
Name and location of company	%	€(000)	€(000)	€(000)	
SAP ČR, spol. s r.o., Prague, Czech Republic	100	99,884	15,578	40,196	218
SAP Finland Oy, Espoo, Finland	100	87,221	10,284	29,814	106
SAP Norge AS, Lysaker, Norway	100	64,954	5,599	21,825	88
SAP SSC (Ireland) Limited, Dublin, Ireland	100	55,640	1,863	21,987	699
SAP Polska Sp. z o.o., Warsaw, Poland	100	55,180	6,542	22,073	129
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço de Arcos, Portugal	100	55,128	5,766	35,060	129
SAP Portals Israel Ltd., Ra'anana, Israel[4]	100	52,040	13,294	35,140	284
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft, Budapest, Hungary	100	49,528	2,886	15,704	413
SAP Public Services (Pty) Ltd, Johannesburg, South Africa[4]	70	42,105	7,519	21,133	31
SAP Labs Israel Ltd., Ra'anana, Israel	100	40,559	1,227	4,837	334
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100	35,272	4,471	10,249	52
SAP Slovensko s.r.o., Bratislava, Slovakia	100	32,143	2,346	20,524	127
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A., Athens, Greece	100	24,449	2,103	1,278	50
SAP Business Services Center Europe s.r.o., Prague, Czech Republic	100	21,289	1,902	2,383	325
SAP LABS France S.A.S., Mougins, France	100	20,217	1,603	8,781	170
Limited Liability Company "SAP Ukraine", Kiev, Ukraine	100	16,547	477	6,329	40
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100	14,634	613	1,760	440
SAP Slovenia d.o.o., Ljubljana, Slovenia	100	11,065	- 285	4,084	25
SAP Romania SRL, Bucharest, Romania	100	10,228	- 219	1,235	45
SAP Middle East & North Africa LLC, Dubai, United Arab Emirates[3]	49[7]	10,088	1,113	62,802	33
SAP Ireland Limited, Dublin, Ireland	100	9,030	- 275	- 1,367	17
SAP EMEA Inside Sales S.L., Barcelona, Spain	100	7,166	281	353	72
SAP BULGARIA EOOD, Sofia, Bulgaria[4]	100	6,242	459	1,090	9
SAP d.o.o., Zagreb, Croatia	100	5,592	- 1,320	- 272	20
SAP Kazakhstan LLP, Almaty, Kazakhstan	100	5,064	- 315	738	13
SAP West Balkans LLC, Belgrade, Yugoslavia	100	4,825	- 908	147	39
Merlin Systems Oy, Espoo, Finland[3, 4]	100	3,973	371	458	20
MaXware AS, Trondheim, Norway[3, 4]	100	3,570	875	16,861	20
TomorrowNow (UK) Ltd., Feltham, Great Britain[4]	100	3,448	- 1,237	- 3,001	16
Wicom Communications Oy, Espoo, Finland[3]	100	3,205	- 3,429	37,123	46
OutlookSoft Limited, London, Great Britain[3, 4]	100	2,721	- 1,226	- 3,413	0
SAP Manage Ltd, Ra'anana, Israel	100	2,662	- 1,342	- 937	31
SAP CYPRUS LTD, Nicosia, Cyprus[4]	100	1,625	- 66	- 2,158	2
TomorrowNow Nederland B.V., Amsterdam, The Netherlands	100	1,444	- 913	- 1,033	10
Systems Applications Products Nigeria Limited, Abuja, Nigeria[4]	100	1,041	157	- 952	4
OutlookSoft Italia S.r.l., Milan, Italy[3, 4]	100	1,008	399	- 407	1
OutlookSoft EURL, Paris, France[3, 4]	100	727	308	- 1,853	2
SAP Saudi Arabia Software Trading LLC., Riyadh, Saudi-Arabia[3]	51	630	142	7,436	0
OutlookSoft (Suisse) S.A., Nyon, Switzerland[3, 4]	100	264	- 236	- 1,831	3
OutlookSoft Nederland, BV, Rotterdam, The Netherlands[3, 4]	100	252	43	85	0
MaXware UK Ltd, Ascot, Great Britain[3, 4]	100	168	22	132	0
Silk Europe, NV, Diegem, Belgium[3, 4]	100	85	- 28	2,126	0
Wicom Communications B.V., DenHaag, The Netherlands[3, 4]	100	75	1	7	1

as at December 31, 2007	Ownership	Sales revenues in 2007[1]	Net income/ loss (-) for 2007[1]	Equity as at Dec. 31, 2007[1]	Number of employees as at Dec. 31, 2007[2]
Name and location of company	%	€(000)	€(000)	€(000)	
SAP UAB (Lithuania), Vilnius, Lithuania[3]	100	59	- 199	54	3
SAP Estonia OÜ, Tallinn, Estonia[3]	100	49	44	47	0
Wicom Communications (UK) Ltd., Guildford, Great Britain[3]	100	46	3	1	0
Virsa Systems Limited, Berkshire, Great Britain[4]	100	0	156	66	0
SAP Business, Paris, France[3), 4]	100	0	0	37	0
Merlin Communications Ltd Oy, Espoo, Finland[3), 4]	100	0	0	24	0
SAP Commercial Services Ltd., Valetta, Malta	100	0	0	1	0
SAP Malta Investments Ltd., Valetta, Malta	100	0	0	1	0
Khimetrics LTD, London, Great Britain[4]	100	0	0	0	0
SAP Public Services BEE Investment Trust (Pty) Ltd i.L., Johannesburg, Südafrika[4]	100	0	0	0	0
Ithinqcom (Pty) Ltd, Johannesburg, South Africa[4]	100	0	0	- 67	0
Wicom Communications AB, Kista, Sweden[3), 4]	100	0	- 1	10	2
Ambin Properties (Pty) Ltd, Johannesburg, South Africa[4]	100	0	- 49	- 321	0
SAP Latvia SIA, Riga, Latvia[3]	100	0	- 116	138	3
SAP Saudi Arabia Software Services LLC., Riyadh, Saudi-Arabia[3]	100	0	- 449	23,790	8
Millsgate Holding B.V., Amsterdam, The Netherlands[3), 4]	100	0	0	0	0
Americas					
SAP America, Inc., Newtown Square, Pennsylvania, USA	100	2,501,509	165,731	1,398,187	5,133
SAP Labs, LLC, Palo Alto, California, USA[4]	100	343,474	8,767	71,190	1,467
SAP Canada Inc., Toronto, Canada	100	342,570	12,377	154,712	1,003
SAP Public Services, Inc., Washington, D.C., USA[4]	100	257,015	29,328	213,487	253
SAP Brasil Ltda, São Paulo, Brazil	100	247,924	13,584	63,916	733
SAP Global Marketing Inc., New York, New York, USA	100	177,796	1,526	13,398	342
SAP México S.A. de C.V., Mexico City, Mexico	100	167,084	11,231	33,055	377
SAP Retail, Inc., Scottsdale, Delaware, USA[4]	100	142,252	12,257	316,249	323
SAP Andina y del Caribe, C.A., Caracas, Venezuela	100	122,832	- 17,902	- 18,882	291
SAP Governance Risk & Compliance, Inc., Fremont, California, USA[4]	100	88,476	27,852	304,150	116
SAP ARGENTINA S.A., Buenos Aires, Argentina	100	83,083	8,603	14,254	396
SAP International, Inc., Miami, Florida, USA[4]	100	31,155	2,061	7,155	52
OutlookSoft Corporation, Stamford, Connecticut, USA[3), 4]	100	29,090	- 4,358	251,621	146
TomorrowNow, Inc., Bryan, Texas, USA[4]	100	15,588	- 14,385	- 13,202	116
Frictionless Commerce, Inc., Cambridge, Massachusetts, USA[4]	100	10,476	721	31,782	0
Triversity Corporation, Bristol, Pennsylvania, USA[4]	100	4,764	715	5,857	0
SAP Government Support and Services, Inc., Newtown Square, Pennsylvania, USA[4]	100	4,061	177	- 737	18
SAP Georgia LLC, Newtown Square, Pennsylvania, USA[4]	100	1,058	- 849	9,264	0
MaXware, Inc., King of Prussia, Pennsylvania, USA[3), 4]	100	326	- 76	- 547	0
SAP Properties, Inc., Newtown Square, Pennsylvania, USA[4]	100	236	- 134	4,862	0
SAP Financial Inc., Toronto, Canada[4]	100	0	30,373	- 9,582	0
SAP Investments, Inc., Wilmington, Delaware, USA[4]	100	0	22,979	526,653	0
Frictionless Foreign Holding Company, Cambridge, Massachusetts, USA	100	0	0	0	0
110405, Inc., Palo Alto, California, USA	100	0	- 1	14,190	0
Khimetrics Canada, Inc., Montreal, Canada[4]	100	0	- 169	0	0

as at December 31, 2007	Ownership	Sales revenues in 2007[1]	Net income/ loss (-) for 2007[1]	Equity as at Dec. 31, 2007[1]	Number of employees as at Dec. 31, 2007[2]
Name and location of company	%	€(000)	€(000)	€(000)	
Asia Pacific Japan					
SAP JAPAN Co., Ltd., Tokyo, Japan	100	461,255	34,923	206,604	1,348
SAP Australia Pty Limited, Sydney, Australia	100	224,664	20,700	86,739	465
SAP INDIA PRIVATE LIMITED, Bangalore, India	100	211,367	37,369	123,293	1,006
SAP (Beijing) Software System Co., Ltd., Beijing, China	100	156,757	14,281	46,842	1,741
SAP Asia Pte Ltd, Singapore	100	118,772	2,815	10,927	515
SAP Labs India Private Limited, Bangalore, India	100	117,563	5,793	17,821	3,871
SAP Korea Ltd., Seoul, Korea	100	84,015	7,258	19,045	194
SAP MALAYSIA SDN BHD, Kuala Lumpur, Malaysia	100	40,458	3,995	16,796	135
SAP TAIWAN CO., LTD., Taipeh, Taiwan	100	29,023	3,529	6,390	53
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand	100	28,934	3,292	24,402	50
SAP HONG KONG CO. LIMITED, Hong Kong, China	100	27,289	1,845	7,973	60
SAP New Zealand Limited, Auckland, New Zealand	100	25,151	1,580	14,907	36
PT SAP Indonesia, Jakarta, Indonesia	100	13,281	4,682	5,856	44
SAP PHILIPPINES, INC., Makati, Philippines	100	12,143	1,197	7,491	33
TIM System Inc., Seoul, Korea[4]	100	4,754	906	15,446	31
TomorrowNow Singapore Pte Ltd., Singapore[4]	100	1,185	- 492	- 1,568	13
TomorrowNow Australia Pty Ltd, Sydney, Australia	100	1,148	- 190	- 284	7
Virsa Systems Private Limited, Chandigarh, India[4]	100	651	182	58	0
SAPMarkets Asia Pacific Solutions Pte Ltd, Singapore	100	0	6,939	104	0
SAP INDIA (HOLDING) PTE LTD, Singapore	100	0	- 10	251	0
II. Equity Method Investments					
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA[4]	16	16,438	1,447	6,101	725
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil[4]	17	4,036	48	62	0
Pandesic LLC i.L., Newtown Square, Pennsylvania, USA[4]	50	0	0	0	0
Greater Pacific Capital (Cayman), L.P., George Town, Cayman Islands	4	no data available			

as at December 31, 2007

Name and location of company
III. Other Investments (ownership 5 or more percent)
Abaco Mobile, Inc., Alpharetta, Georgia, USA
Apriso Corporation, Long Beach, California, USA
Avokia, Inc., Toronto, Canada
Conformia Software, Inc., Sunnyvale, California, USA
Dacos Software GmbH, Saarbrücken, Germany
Datria Systems, Inc., Englewood, Colorado, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
Human Resource Management & Consulting Co., Ltd., Tokyo, Japan
Ignite Technologies, Inc., Frisco, Texas, USA
iTAC Software AG, Dernbach, Germany
Metallect Corp., Plano, Texas, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Munich, Germany
Onventis GmbH, Stuttgart, Germany
OpsTechnology, Inc., San Francisco, California, USA
Orbian Corporation Ltd., Hamilton, Bermuda, USA
Particle Computer GmbH, Karlsruhe, Germany
Ping Identity Corporation, Denver, Colorado, USA
Powersim Corporation, Herndon, Virginia, USA
Questra Corporation, Redwood City, California, USA
Realize Corporation, Tokyo, Japan
Reva Systems Corporation, Chelmsford, Massachusetts, USA
Selero, Inc., Denver, Colorado, USA
SocialText, Inc., Palo Alto, California, USA
Sonoa Systems, Inc., Santa Clara, California, USA
SupplyOn AG, Hallbergmoos, Germany
T3C, Inc., Sunnyvale, California, USA
Venture-Capital Beteiligung GbR mbH, Stuttgart, Germany
Virtual Iron Software, Inc., Massachusetts, USA
Visiprise, Inc., Alpharetta, Georgia, USA
VoiceObjects Inc., San Mateo, California, USA
Zend Technologies, Ltd., Cupertino, California, USA

[1] These figures are based on our local U S GAAP financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.
[2] As at December 31, 2007, including managing directors.
[3] Consolidated for the first time in 2007.
[4] Represents a wholly or majority owned entity of a subsidiary.
[5] A portion of SAP's external hosting revenue is not included here but in the revenue figures of the subsidiaries which sell the services to the customers.
[6] Company with profit and loss transfer agreement.
[7] The remaining shares are held by a trustee.

Walldorf, March 18, 2008

SAP AG
Walldorf, Baden

The Executive Board



Kagermann



Apotheker



Brandt



Heinrich



Oswald



Schwarz



Zencke

FINANCIAL STATEMENT OF SAP AG
SHORT VERSION

Income Statement

€(000)	2007	2006
Total revenue	4,693,983	4,124,469
Other operating income	368,925	320,160
Cost of services and materials	- 1,631,703	- 1,406,305
Personnel expenses	- 927,037	- 933,466
Depreciation and amortization	- 165,989	- 119,636
Other operating expenses	- 1,316,041	- 1,098,237
Finance income	745,964	706,699
Income from ordinary activities	1,768,102	1,593,684
Income taxes	- 492,530	- 409,250
Net income	1,275,572	1,184,434

Balance Sheet

€(000)	12/31/2007	12/31/2006
Intangible assets	445,207	188,452
Property, plant, and equipment	816,091	762,096
Financial assets	2,467,938	2,308,995
Fixed assets	3,729,236	3,259,543
Inventories	3,451	3,634
Accounts receivable	2,247,618	1,862,017
Marketable securities	1,938,319	1,998,316
Liquid assets	755,532	874,522
Short-term assets	4,944,920	4,738,489
Deferred taxes	20,793	28,465
Prepaid expenses and deferred charges	47,134	28,551
Total assets	8,742,083	8,055,048
Shareholders' equity	5,198,139	5,252,181
Reserves and accrued liabilities	783,534	746,291
Other liabilities	2,757,417	2,053,416
Deferred Income	2,993	3,160
Total shareholders' equity and liabilities	8,742,083	8,055,048

The complete financial statements and unqualified auditor's report for SAP AG are filed with the operator of the electronic version of the Bundesanzeiger (German Federal Gazette), which publishes them and forwards them to the Unternehmensregister (German Companies Register). They can be obtained from SAP AG on request.

FIVE-YEAR SUMMARY

SAP Group

€ millions, unless otherwise stated	2003	2004	2005	2006	2007
Revenue and income					
Software revenue	2,147	2,361	2,743	3,003	3,407
- thereof EMEA	1,245	1,292	1,368	1,492	1,697
- thereof Americas	627	780	1,024	1,133	1,228
- thereof Asia Pacific Japan	275	289	3,351	378	482
Software and software-related service revenue	**4,716**	**5,184**	**5,955**	**6,596**	**7,427**
Total revenue	**7,025**	**7,514**	**8,509**	**9,393**	**10,242**
% product revenue	**67%**	**69%**	**70%**	**70%**	**73%**
Operating Income	1,724	2,018	2,337	2,578	2,732
Operating margin in %	25%	27%	27%	27%	27%
Stock-based compensation charges	130	38	45	99	95
Acquisition-related charges	26	30	34	43	61
Interest income, net	43	56	90	120	135
Financial income, net	16	41	10	122	124
Income before income taxes	**1,777**	**2,073**	**2,323**	**2,688**	**2,857**
Profit sales ratio (income before income taxes as a percentage of total revenue)	25%	28%	27%	29%	28%
Return on equity (net income as a percentage of average equity)	33%	32%	29%	35%	31%
Income taxes	- 693	- 757	- 818	- 805	- 921
Net income	**1,077**	**1,311**	**1,496**	**1,871**	**1,919**
Liquidity and Cash flow					
Net cash provided by operating activities from continuing operations	1,499	1,845	1,612	1,855	1,950
Net cash used in investing activities from continuing operations	- 1,193	- 748	- 574	- 132	- 1,392
Net cash used in/provided by financing activities from continuing operations	- 315	- 388	- 555	- 1,375	- 1,287
Cash and cash equivalents	839	1,506	2,064	2,399	1,608
Restricted cash	n/a	n/a	n/a	n/a	550
Short-term investments	n/a	n/a	1,782	931	598
Group liquidity (cash and cash equivalents/short-term investments); 2003-2004 Liquid assets	2,096	3,197	3,846	3,330	2,756
Days sales outstanding (DSO)	76	71	68	68	66

SAP Group

€ millions, unless otherwise stated	2003	2004	2005	2006	2007
Assets and Equity					
Accounts receivable	1,771	1,929	2,250	2,440	2,895
Current assets	5,380	4,850	6,520	6,324	6,408
Long-term assets	946	2,735	2,520	3,179	3,958
Current liabilities (including deferred income)	2,237	2,592	2,743	2,773	3,199
Long-term liabilities (including deferred income and minority interest)	379	399	515	594	664
Shareholders' equity (incl. temporary equity)	**3,709**	**4,594**	**5,782**	**6,136**	**6,503**
Total assets	**6,326**	**7,585**	**9,040**	**9,503**	**10,366**
Equity ratio (Equity as a percentage of the Total assets)	59%	61%	64%	65%	63%
Debt-equity ratio (Liabilities as a percentage of Total assets)	41%	39%	36%	35%	37%
Purchase of intangible assets, property, plant, and equipment (incl. acquisitions)	275	338	504	912	1,100
Depreciation and amortization	216	210	204	215	263
Depreciation and amortization as a % of purchase	78%	62%	40%	24%	24%
Employees [1] and personnel expenses					
Number of employees, year-end	29,610	32,205	35,873	39,355	44,023
Number of employees, annual average	29,098	31,224	34,550	38,053	42,302
Personnel expenses	2,937	2,968	3,365	3,833	4,174
Personnel expenses – excluding stock-based compensation	2,807	2,930	3,320	3,788	4,129
Personnel expenses per employee – excluding share-based compensation in thousands of €	96	94	96	100	98
Research and development expenses					
Research and development expenses	872	908	1,089	1,335	1,458
as a percentage of total revenue	12%	12%	13%	14%	14%
Number of employees in R&D, year-end [1]	8,854	9,882	10,215	11,801	12,951

[1] Based on full-time equivalents.

SAP Group

€ millions, unless otherwise stated	2003	2004	2005	2006	2007
Financial performance measures					
Shares outstanding as of year-end in million[2]	1,262	1,264	1,266	1,268	1,246
Weighted average shares - basic in million[2]	1,243	1,243	1,239	1,226	1,207
Earnings per share from continuing operations in €[2]	0,87	1,05	1,21	1.53	1,60
Weighted average shares - diluted in million[2]	1,246	1,249	1,243	1,231	1,210
Earnings per share from continuing operations - diluted in €[2]	0.87	1.05	1.21	1.53	1.60
Dividend per common share in €[2, 3]	0.20	0.28	0.36	0.46	0.50
Dividend distributions[3]	249	340	447	556	587
Dividend distributions as a percentage of net income[3]	23%	26%	30%	30%	31%
Stock prices at year-end - common share in €[2]	33.29	32.85	38.29	40.26	35.53
Stock prices - common share - peak in €[2]	33.50	35.68	39.11	46.86	42.27
Stock prices - common share - lowest in €[2]	16.91	29.03	27.66	34.56	33.37
Market capitalization in billions of €	42.0	41.5	48.5	51.0	44.3
Return on SAP common shares 1 year investment period in %[4]	80.28	- 1.32	17.75	6.00	- 10.60
Return on SAP common shares 5 years investment period in %[4])	2.10	- 3.80	4.96	2.60	14.50
Return on SAP common shares 10 years investment period in %[4]	36.75	22.88	15.60	16.90	5.20
Cash earnings according to DVFA/SG[5]	1,478	1,606	1,753	2,104	2,241

[2] All amounts shown reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase described in Note 23. Prior period amounts have been adjusted accordingly.
[3] For the year 2007 proposed dividend and based on 2007 closing level of Treasury stock.
[4] Assuming all dividends are reinvested (no tax credit).
[5] Cash Earnings according to DVFA is based on the numbers from continued operations

Financial Calendar

2008

April 30
Preliminary results for the first quarter of 2008

June 3
Annual General Meeting of Shareholders, Mannheim, Germany

June 4
Dividend payment

July 29
Preliminary results for the second quarter of 2008

October 28
Preliminary results for the third quarter of 2008

2009

January 29
Preliminary results for fiscal year 2008
Press and analyst conference and teleconference

May 20
Annual General Meeting of Shareholders, Mannheim, Germany

May 22
Dividend payment

Addresses

Group Headquarters

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
E-mail info@sap.com
Internet www.sap.com

The addresses of all our international subsidiaries and sales partners are on the Internet at www.sap.com/contactsap.

For more information about the matters discussed in this Annual Report, please contact:

Investor Relations

Europe and Asia:
Tel. +49 6227 74 15 51
Fax +49 6227 74 08 05
E-mail investor@sap.com
Internet www.sap.de/investor

Americas:
Tel. +1 877 727 78 62
Fax +1 212 653 96 02
E-mail investor@sap.com
Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-mail press@sap.com
Internet www.sap.de/press

Publications for Shareholders

The following publications are available from SAP Investor Relations:

- SAP Group Annual Report (U.S. GAAP, in English or German)
- IFRS Financial Reports SAP Group (in English or German)
- Annual Report on Form 20-F (in English)
- SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)
- SAP Quarterly Reports (in English or German)
- SAP INVESTOR magazine (in English or German)

All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.

Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:

- SAP's Articles of Incorporation
- German Stock Corporation Act, Section 161, Declaration Concerning SAP AG's Implementation of the German Corporate Governance Code
- SAP's Principles of Corporate Governance
- SAP's Code of Business Conduct
- Information about the management of the company, including the directors on the governing bodies
- Details of the directors' dealings in SAP shares
- Shareholder meeting papers and ballot results

Publication Details

Publisher
SAP AG
Global Communications

Design and Production
Kuhn, Kammann & Kuhn AG, Cologne, Germany

Photography
Ralf Berndt, Cologne, Germany (pages 4, 5)

Photography Reference Customers
BASF (pages 14, 15)
CFE (pages 28, 29)
COMPASS (page 24)
LOACKER (page 22)
NIKE (pages 70, 71)
OLYMPUS (pages 38, 39)

Printing
ColorDruck GmbH, Leimen, Germany

This English translation of the SAP Annual Report is provided for convenience only; the German original is definitive.

Group Headquarters

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

www.sap.com

END

THE BEST-RUN BUSINESSES RUN SAP™

